UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Summary of Minutes of the 754th Meeting of the Board of Directors Dated March 21, 2019
2.	Summary of Minutes of the 763rd Meeting of the Board of Directors Dated May 15, 2019
3.	Summary of Minutes of the 764th Meeting of the Board of Directors Dated May 30, 2019
4.	Summary of Principal Decisions of the 765th Meeting of the Board of Directors Dated June 13, 2019
5.	Material Announcement Dated June 27, 2019: Final judgment in CEMIG’s favor on ICMS Tax
6.	Material Announcement Dated July 2, 2019: LIGHT announces R$2bn primary and secondary offering
7.	Material Announcement Dated July 4, 2019: LIGHT approved the Company’s Stock Option Plan
8.	Convocation and Proposal Dated July 4, 2019 to the Extraordinary General Meeting of Stockholders to be held on August 7, 2019 at 11 a.m.
9.	Convocation and Proposal Dated July 4, 2019 to the Extraordinary General Meeting of Stockholders to be held on August 7, 2019 at 2 p.m.
10.	Market Notice Dated July 8, 2019: Changes to the Remote Voting Form for the Extraordinary General Meeting of Stockholders to be held on August 7, 2019
11.	Market Notice Dated July 11, 2019: Changes to the Remote Voting Form (re-presented) for the Extraordinary General Meeting of Stockholders to be held on August 7, 2019
12.	Material Announcement Dated July 11, 2019: LIGHT’s Restricted Offering
13.	Summary of Principal Decisions of the 769th Meeting of the Board of Directors Dated July 11, 2019
14.	Release of 2018 Results
15.	Material Announcement Dated July 17, 2019: LIGHT’s settlement of primary and secondary common share offerings
16.	Material Announcement Dated July 22, 2019: Seventh Debenture Issue of CEMIG D concluded
17.	Market Notice Dated July 24, 2019: Pre-payment of debt by CEMIG D and CEMIG GT
18.	Market Notice Dated July 25, 2019: 2nd phase of Brazilian police operation “Gone with the Wind”

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Jr.
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: August 5, 2019

1. SUMMARY OF MINUTES OF THE 754TH MEETING OF THE BOARD OF DIRECTORS DATED MARCH 21, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

754TH MEETING

I	Date, time and place:

March 21, 2019, at 9 a.m., at Avenida Barbacena 1200, Santo Agostinho, Belo Horizonte, MG, Brazil.

II	The following were present:

Board members:

Adézio de Almeida Lima,	Márcio José Peres,	Marco Antônio Soares da Cunha Castello Branco,
Geber Soares de Oliveira,	Luiz Guilherme Piva,	Patrícia Gracindo Marques de Assis Bentes,
Manoel Eduardo Lima Lopes,	José Pais Rangel,	Marco Aurélio Crocco Afonso,
Cristian Regis Duarte Silva,	José Maria Rabelo, and	Ricardo Wagner Righi de Toledo.

They all stated they had no conflict of interest with the matters on the agenda of this meeting.

III	Meeting committee:

The Board Member Adézio de Almeida Lima chaired the meeting, in accordance with the by-laws; and after verifying existence of a quorum and reporting that the Executive Board had recommended approval of the matter on the agenda, invited Virginia Kirchmeyer Vieira to be secretary of the meeting.

IV	Decisions: The Board approved the following, with Mr. Manoel Eduardo Lima Lopes abstaining:

a)

Authorization for a surety guarantee by the Company in the fourth issue of non-convertible debentures by Renova S.A. (‘Renova’), to be the subject of a public offering under CVM Instruction 400 or CVM Instruction 476, as specified in the Issue Deed, the liability of Cemig under its guarantee to be limited to the proportion in which Cemig Geração e Transmissão S.A. (‘Cemig GT’) holds equity in the share capital of Renova. The debentures will be part of the reprofiling of the debt owed by Renova to the related parties Cemig GT and Light, as per details and conditions in Item 11 of the Analysis section of the related Proposal for Decision (PD).

b)	Approval of increase in the share capital of LightCom, by R$ 15 million, from R$ 4.5 million at present to R$ 19.5 million.

V	Comments: The following spoke about matters of interest to the Company:

–    Adézio de Almeida Lima, Chair of the Board; and Cledorvino Belini, CEO.

Signed by:    Virginia Kirchmeyer Vieira.

Registered with:

Commercial Board of Minas Gerais State.

I certify registry, under Nº 7336323 on June 5, 2019.

Filing receipt number: 192391585.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 763RD MEETING OF THE BOARD OF DIRECTORS DATED MAY 15, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

763RD MEETING

I	Date, time and place:

May 15, 2019, at 9 a.m., at Avenida Barbacena 1200, Santo Agostinho, Belo Horizonte, Brazil.

II	Attendance – The following were present:

Board members:

Márcio Luiz Simões Utsch,	Antônio Rodrigues dos Santos e Junqueira,	Cledorvino Belini,
José João Abdalla Filho,	José Reinaldo Magalhães,	Marcelo Gasparino da Silva,
Márcio José Peres,	Renata Bezerra Cavalcanti	Romeu Donizete Rufino.

These members all stated they had no conflict of interest with the matters on the agenda of this meeting.

III	Meeting committee:

The Board Member Márcio Luiz Simões Utsch chaired the meeting, in accordance with the by-laws.

After verifying existence of a quorum and reporting that the Executive Board had recommended approval of the matters on the agenda, he invited Virginia Kirchmeyer Vieira to be secretary of the meeting.

IV	Presentations and updates:

1.	Project for organizational restructuring of Cemig.

2.	Revision of the Regulations for Election of the Board Member Representing the Employees on the Board of Directors.

3.	Progress on the projects of Taesa.

4.	Results for 1st quarter 2019.

5.	Eurobonds – Analysis of the hedge.

6.	Guidance – Performance indicators.

7.	The PwC investigations – continuance / deepening.

8.	Administrative proceedings; legal opinion; precedent ruling.

9.	Cemig GD Project – withdrawn from the agenda.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	Decisions: The following proposals were unanimously approved:

1.	Capital increase in Cemig D:

Orientation of vote of the representative(s) of Cemig in the Extraordinary General Meeting of Cemig D, in favor of:

a)

Authorization, verification and approval of an increase in the share capital of Cemig D, by absorption of the proceeds of Advances against Future Capital Increase (AFACs), subscribed by the stockholder Companhia Energética de Minas Gerais – Cemig, without issuance of new shares, increasing the share capital

to	five billion three hundred seventy one million nine hundred ninety seven thousand seven hundred eighty seven Reais and sixty four centavos,
represented by	two billion three hundred fifty nine million one hundred thirteen thousand four hundred fifty two nominal common shares without par value.

b)	Consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig D.

2.	Authorization of capital increase in the SPC Miracema:

Authorization for increase in the share capital of Miracema Transmissora de Energia Elétrica S.A. (Miracema), subsidiary of Transmissora Aliança de Energia Elétrica S.A. (Taesa), up to a maximum of one hundred and twenty million Reais in currency of March 2019 – this amount to include the Advance against Future Capital Increase of thirty million Reais, authorized by the Board of Directors of Taesa on April 10, 2019; with issuance of nominal common shares without par value, resulting from the net equity value per share, to be ascertained at each capital increase, in compliance with Article 170, §1, Sub-item II, of Law 6404/1976, with the related adaptation of the head paragraph of Clause 6 of the by-laws of Miracema.

On today’s date, only the capital increase in the SPC Miracema contained in PD (Proposal for Decision) No. 92/2019 is being approved, restricted to approval of this present proposal – and this shall not imply or result in any ratification of approvals of any prior decisions.

3.	Change to the by-laws of Gasmig / Statement of vote in EGM:

Declaration of the Company’s vote, to be cast by its representatives in the EGM of Companhia de Gás de Minas Gerais (Gasmig), to be held by May 30, 2019, which will decide on the proposal for changes in the by-laws of Gasmig.

4.	Changes to the by-laws:

Submission to an Extraordinary Stockholders’ Meeting of a proposal for change in the by-laws.

5.	Regulations for Election of the Board Member Representing the Employees:

Change to the Regulations for Election of the Board Member Representing the Employees.

6.	Minutes and Reports of the Audit Committee:

Publication of the Summary Minutes of the 25th, 31st, 32nd and 35th meetings of the Audit Committee.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	Change to the Audit Committee, and appointment of Coordinator:

Election of Mr. Roberto Tommasetti to replace the board member Renata Bezerra Cavalcanti, to serve the rest of the current period of office of 3 (three) years, that is to say until June 12, 2021, able to be re-elected, in accordance with Law 13303/16;

the change in the Audit Board, to the following, to take effect from June 1, 2019:

7.1) Márcio de Lima Leite

– Brazilian, married, lawyer and accountant, domiciled in Nova Lima Minas Gerais, at Alameda do Morro 85/1100, Edifício Ares, Vila da Serra, CEP 34006-083, bearer of Identity Card M4108431, issued by SSP/MG, and CPF 639263936-53;

7.2) Pedro Carlos de Mello

– Brazilian, married, accountant and economist, domiciled in Brasília, at SMLN, ML 04, Conjunto 01, Casa 01, Setor de Mansões do Lago Norte, CEP 71540-043, bearer of Identity Card 661698/SSP/DF and CPF 132520380-72; and

7.3) Roberto Tommasetti

– Italian, naturalized Brazilian, married, accountant, economist and journalist, domiciled in Rio de Janeiro, at Rua Ferreira Viana 40, cob 1, Flamengo, CEP 22210-040, Identity Card 33.177.577-5 issued by the State Secretary’s Office. of Rio de Janeiro, and CPF 060.572.947-69;

and appointment, effective immediately, of Mr. Pedro Carlos de Mello as Coordinator of the Audit Committee.

8.	Change in the composition of the Special Committee to accompany investigations.

VI	The Board of Directors was informed of the PDs (Proposals for Decision) approved by the Executive Board, based on the Cemig Group’s Related Party Transactions Policy (N.O.–02.31).

VII	Other decisions:

1.

Authorization to extend the participation of the Minas Gerais State Office of Oversight (Controladoria Geral do Estado, CGE) to the investigations related to the companies Santo Antônio, Guanhães and Enlight, in addition to Renova (already authorized at the prior meeting).

2.	The Board decided that the recommendations of the Audit Committee will be analyzed by the Board of Directors every two months, with the due comments by the Executive Board.

3.	The Board decided that the Audit Committee will continue to be constituted in the manner specified by Law 13303/2016.

4.	The dates were decided for the next meetings of the Board of Directors.

VIII	Discussion:

The Chair of the Board, Mr. Márcio Luiz Simões Utsch, and other board members, made comments on subjects of interest to the Company.

Signed by:

Virginia Kirchmeyer Vieira.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 764TH MEETING OF THE BOARD OF DIRECTORS DATED MAY 30, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

764TH MEETING

I	Date, time and place: May 30, 2019, at 1.30 p.m., at Avenida Barbacena 1200, Santo Agostinho, Belo Horizonte, Minas Gerais State, Brazil.

II	Attendance:

Board members:

Márcio Luiz Simões Utsch,	Cledorvino Belini,	José Reinaldo Magalhães,
Antônio Rodrigues dos Santos e Junqueira,	Márcio José Peres,	José João Abdalla Filho,
Marcelo Gasparino da Silva,	Renata Bezerra Cavalcanti,	Romeu Donizete Rufino.

These all stated they had no conflict of interest with the matters on the agenda of this meeting.

III

Meeting committee: In accordance with the bylaws, the Chair of the Board, Mr. Márcio Luiz Simões Utsch, chaired the meeting. He reported that the Executive Board had recommended approval of the matters on the agenda. He then invited Virginia Kirchmeyer Vieira to be secretary of the meeting. The meeting was held by internet connection.

IV	Agenda:

Proposals for decision:

1.     Grant of guarantees for the Debenture Issue of Cemig D.

V	Decisions:

1.     Grant of guarantees for the Debenture Issue of Cemig D:

The following proposal was approved unanimously, in the terms of PD (Decision Proposal) 117/2019:

–

To change certain terms and conditions of PD-082/2019, of April 24, 2019, which authorized provision of a guarantee by Companhia Energética de Minas Gerais – Cemig (‘Cemig’ or ‘the Surety’), in the form of a surety, with waiver of all benefits of order, rights and options for exoneration specified in Articles: 333, Sole sub-paragraph; 366; 821; 824; 827; 830; 834; 835; 837; 838 and 839, of Law 10406 of Jan. 10, 2002, as amended; and in Articles 130 and 794 of Law 13105 of March 16, 2015, as amended, for the Seventh issue of non-convertible debentures of Cemig Distribuição S.A. (‘Cemig D’), unsecured, in two series, with asset guarantee and additional surety guarantee, to be the subject of a public offering, with restricted efforts, under CVM Instruction 476 of January 16, 2009, as amended and currently in force (‘the Issue’ and ‘Instruction 476’), and the other applicable provisions of las and regulations, as per its specific Issue Deed.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– These changes to be as follows:

1)    Improve the drafting of item iii) – Guarantee, replacing the words:

“The issue will also have an asset guarantee, in the form of fiduciary assignment of receivables of the Issuer (‘the Fiduciary Assignment of Receivables’), which are to be duly constituted and formalized”

with the following:

“The Issue will also have an asset guarantee, in the form of fiduciary assignment of receivables and credit rights of the Issuer, subject to implementation of the efficacy conditions (‘the Fiduciary Assignment of Receivables’), related to supply and distribution of electricity to its clients under concession contracts, which must be duly constituted and formalized. In the event of foreclosure on the asset guarantee there will be a monthly limit, of the amount equal to three installments of the amortization of the Nominal Unit Value of the Remuneratory Interest of the First Series, as described in the item (xxv) – Early maturity of the Balance Owed, and the amount of the proceeds of foreclosure on the asset guarantee shall be used for payment of the Debentures in proportion to the debtor balance of each Series.”.

2)    Change the drafting of item vi) – Use of proceeds, replacing the words

“The proceeds from the Debentures of the First Series (as defined below) will be allocate to payment of the following debts: The Fifth Issue of Non-convertible Debentures; and the Bank Credit Note contracted with Caixa Econômica Federal on December 27, 2017.”

with the following:

“The proceeds from the Debentures of the First Series (as defined below) will be allocated to payment of the following debts: The Fifth Issue of Non-convertible Debentures; and the Bank Credit Note contracted with Caixa Econômica Federal, as per the most recent amendment dated December 27, 2017.”

3)    Change the drafting of item xii) – Type,

from     “with asset guarantee and additional surety guarantee”

to          “Unsecured, and with asset guarantee, and additional surety guarantee”.

4)    Change the drafting of item xv) – Tenor and Maturity Date, to exclude the phrase

              “or of bringing forward of the amortization”.

5)    Change the drafting of item (xvi) – Monetary updating, replacing the words

“from the date of paying-up (or from the immediately prior date of amortization of the debentures of the Second Series, as the case may be) up to the date of actual payment”

with:

“Calculated compound, exponentially, pro rata temporis by Business Days, from the first date of paying-up to the Maturity Date of the debentures of the Second Series, and the result of the Monetary Updating shall automatically be incorporated into the Nominal Unit Value or, as the case may be, the balance of the Nominal Unit Value”;

6)    Change the drafting of item xxiii) – Optional acquisition, from:

“The Issuer may, at any moment from the Issue Date, acquire debentures in circulation, subject to the terms of Paragraph 3 of Article 55 of Law 6404 of December 15, 1976, and the debentures acquired may remain in the Issuer’s Treasury or be once more placed in the market, in accordance with the rules issued by the CVM or, in the case of the Debentures of the First Series, be canceled”

to

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“The Issuer may at any time from the date of issue acquire Debentures of the First Series, and after two years from the Issue Date, may acquire the Debentures of the Second Series in circulation, subject to Paragraph 3 of Article 55 of Law 6404 of December 15, 1976, and the debentures acquired may remain in the treasury of the Issuer, or be once again placed in the market, in accordance with the rules issued by the CVM, or, in the case of the Debentures of the First Series, be canceled”.

7)    Change the drafting of item xxiv) – Early maturity, to exclude the words:

“, or may declare early payment of the debtor balance under the Debentures if there is an early maturity event of the type usually applied in this type of transaction, this being applicable both to the Issuer and the Surety, defined by joint agreement between the Issuer and the Managers in the Issue Deed”.

8)    Change the drafting of item (xxv) – Early maturity of the Balance Owed, from

“in the event of default, an amount equivalent to three installments of amortization of the Nominal Unit Value and of the Remuneratory Interest of the First Series shall be withheld monthly in the linked account and transferred to the Debenture Holders of the First Series and, after their full payment, the same amount shall continue to be withheld monthly in the linked account and transferred to the holders of the Debentures of the Second Series”

to

“in the event of early maturity of the debt, an amount equivalent to three installments of amortization of the Nominal Unit Value and of the Remuneratory Interest of the First Series, deposited in the linked account in accordance with the Contract for Fiduciary Assignment of Receivables, will be used monthly for payment of the Debentures of the First and Second Series in the proportion of the debtor balance in each of those two Series”; and

9)	Include, in the item xxvi) – Form of subscription and paying-up and price of subscription, the possibility of premium or discount in the subscription price, as per the following drafting:

“Premium or discount on the subscription price will be allowed. If there is subscription with discount or premium, then that premium or discount shall be the same for all the Debentures of the Series concerned.”

– The other terms of PD 82/2019 to be unchanged.

VI	Closing: There being no further business, the meeting was closed and these minutes were written, and signed by: the Chair, the Board members, and by me, Virginia Kirchmeyer Vieira.

Signed by:

Márcio Luiz Simões Utsch,	Cledorvino Belini,	José Reinaldo Magalhães,
Antônio Rodrigues dos Santos e Junqueira,	Márcio José Peres,	José João Abdalla Filho,
Marcelo Gasparino da Silva,	Renata Bezerra Cavalcanti,	Romeu Donizete Rufino.
Virginia Kirchmeyer Vieira.

This is a true copy of the original.

Signed: Virginia Kirchmeyer Vieira.

Registered with:

Commercial Board of Minas Gerais State.

I certify registry, under Nº 7347437, on June 13, 2019.

Filing receipt number: 193063376347.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF PRINCIPAL DECISIONS OF THE 765TH MEETING OF THE BOARD OF DIRECTORS DATED JUNE 13, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 13, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 765th meeting, held at 9 a.m. on June 13, 2019, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Governance and Management Policy for Non-controlled Investees. (NO–02.34)

2.	Statement of vote in EGMs of wholly-owned subsidiaries – Election of manager.

3.	Acquisition of assets by Taesa.

4.	Revision of: Regulations for Election of the Board Member Representing the Employees on the Board of Directors.

5.	Contracting of specialized office to accompany investigation in progress.

6.	Authorization to call an Extraordinary General Meeting of Stockholders, on a date to be set, to decide on a proposal for changes to the by-laws.

7.	Strategic planning in Distributed Generation.

8.	Partnerships in Distributed Generation projects.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED JUNE 27, 2019: FINAL JUDGMENT IN CEMIG’S FAVOR ON ICMS TAX

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Final judgment in Cemig’s favor on ICMS tax

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On May 8, the legal action brought by Cemig, Cemig Distribuição S.A. (‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig GT’) in the Regional Federal Appeal Court of the First Region reached final judgment against which there is no further appeal.

This judgment, in favor of the plaintiffs, recognized these companies’ right to exclude all amounts of ICMS tax from the amount on which the PIS and Cofins taxes are to be paid, with effect backdated to September 2003.

The companies are analyzing the legal and tax implications of the backdated effects since publication of the judgment. This process includes measurement of the tax credits, the form of offsetting/recovery of credits, and regulatory questions. These effects will be reported in the Quarterly Information for the second quarter of 2019 (ending June 30), planned to be published in August.

One result of the judgment is that no amounts of ICMS tax (paid or due) will in the future be included in any calculation of amounts of PIS and Cofins tax payable, within the electricity bills charged to customers of Cemig D. This will represent an average reduction of approximately 1% in the value of customers’ electricity bills.

Belo Horizonte, June 27, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED JULY 2, 2019: LIGHT ANNOUNCES R$2BN PRIMARY AND SECONDARY OFFERING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

LIGHT – Announces R$2bn primary and secondary offering

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company LIGHT S.A. (‘LIGHT’) has yesterday published (as amended today) the following Material Announcement:

“LIGHT S.A. (B3 Ticker: LIGT3) (“LIGHT” or the “Company”), pursuant to Section 157, §4° of Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) Rule No. 358, dated January 3, 2002, as amended, hereby informs its shareholders and the market in general that the members of the Board of Directors of the Company at a meeting held on July 1, 2019, approved a primary and secondary offering in accordance with CVM Rule 476 of 111,111,111 common shares issued by the Company (the “Shares”), which will consist of (i) 100,000,000 newly issued common shares of the Company (the “Primary Offering”) and (ii) 11,111,111 common shares of the Company to be offered and sold by Companhia Energética de Minas Gerais (the “Selling Shareholder”) (the “Secondary Offering,” and together with the Primary Offering, the “Restricted Offering”), in accordance with CVM Rule No. 476, dated January 16, 2009, as amended, to be offered to no more than 75 professional investors in Brazil, to qualified institutional buyers (as defined under Rule 144A of the United States Securities Act of 1933, as amended (“Securities Act”) and elsewhere to institutional and other investors that are not U.S. persons (as defined in Regulation S of the Securities Act). The total number of Shares proposed to be offered may be upsized by up to 20% of the total number of Shares initially offered, or up to 22,222,222 Shares, at the offering price (the “Additional Shares”).

The Restricted Offering Pricing is expected to occur on July 11, 2019. The beginning of trading of the Shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) is expected to occur on the second business day after the disclosure of the price per Share, and the settlement of the Offering is expected to occur on the third business day after the disclosure of the price per Share.

The Restricted Offering of the Shares of the Company has not been and will not be registered under the Securities Act, or any other U.S. federal and state securities laws, and the Shares may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.

In order to comply with CVM regulations and to ensure the participation of current shareholders in the Restricted Offering, a priority right will be given to existing shareholders of the Company to subscribe for up to all of the Primary Offering Shares to be placed through the Restricted Offering pro rata to their shareholdings in the Company’s capital (“Priority Offering”). Therefore, all of the Primary Offering Shares to be offered in the Restricted Offering (excluding the Additional Shares) will be offered to existing shareholders first pursuant to the Priority Offering (who may exercise their rights from (and including) from July 2 up to (and including) July 8, 2019). The Priority Offering of Shares occurring in Brazil concurrently with the Restricted Offering has not been and will not be registered under the Securities Act or under any U.S. state securities laws. Accordingly, the Priority Offering is only available to investors in the United States or to U.S. persons in reliance on exemptions from registration provided under the Securities Act.

This material fact notice is disclosed for informative purpose only and shall not, in any circumstances, be construed as an investment recommendation. This material fact notice does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, including the Shares, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

If you would like to receive a free translation of the full Portuguese-language fato relevante and are able to certify that you are a “qualified institutional buyer” (as defined in the Securities Act) to the reasonable satisfaction of the Company, please contact the Company’s Investors Relations Department at Avenida Marechal Floriano, nº 168, parte, 2º andar, Corredor A, CEP 20080-002, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, or access the Company’s website at www.ri.light.com.br.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Rio de Janeiro, July 1, 2019.

LIGHT S.A.

Ana Marta Horta Veloso

Chief Executive Officer and Chief Business Development and Investor Relations Officer”

In addition, Cemig informs that it approved at the meeting of the Board of Directors, yesterday, non-exercise and, consequently, a waiver of the right of priority, relative to the Primary Offering.

This transaction is in the context of the execution of the Cemig Disinvestment Program, as widely publicized.

Cemig reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation.

Belo Horizonte, July 2, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MATERIAL ANNOUNCEMENT DATED JULY 4, 2019: LIGHT APPROVED THE COMPANY’S STOCK OPTION PLAN

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

LIGHT – Company’s Stock Option Plan

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company LIGHT S.A. (‘LIGHT’) has today published the following Material Announcement:

“LIGHT S.A. (B3 Ticker: LIGT3) (“LIGHT” or the “Company”), pursuant to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) Rule No. 358, dated January 3, 2002, as amended, hereby informs its shareholders and the market in general that the Extraordinary General Shareholder’s Meeting held on July 4, 2019, approved the Company’s Stock Option Plan (“SOP”), targeted at the Company and its subsidiaries’ directors and employees. The total number of shares that may be acquired or subscribed under the SOP shall not exceed 2.1% (two point one percent) of the shares representing the Company’s total share capital (including the shares to be issued due to the exercise of options based on the SOP) on the date of approval of the SOP. The management of the SOP shall be carried out by the Company’s Board of Directors or, at its choice, by a committee to be created for such purpose.

In accordance with current regulations, the Company hereby informs that as of the present date the full version of the SOP is available for consultation at its headquarters, as well as on the official website of the CVM (www.cvm.gov.br) and on the Company’s website.”

Belo Horizonte, July 4, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. CONVOCATION AND PROPOSAL DATED JULY 4, 2019 TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 7, 2019 AT 11 A.M.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on August 7, 2019 at 11 a.m., at Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

Changes to the by-laws.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of §2 of Clause 10 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by August 5, 2019, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200, 21st Floor, A2 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, July 4, 2019

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO AN

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON A DATE YET TO BE DECIDED

April 24, 2019

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – CEMIG,

whereas:

–

Certain changes to the by-laws are necessary to clarify the competencies for appointments of members of the Executive Boards, Audit Boards and Boards of Directors of the Company’s wholly-owned and other subsidiaries and affiliates; to change the number of members of the Audit Committee; and to adapt the drafting of the provision governing liability insurance;

do now propose to you approval of the following changes to the Company’s by-laws:

FROM	TO
“Clause 22 – [...] §4 The following matters shall require a decision by the Executive Board: (...);

“Clause 22 – [...]

§4                The following matters shall require a decision by the Executive Board:

(...);

m)                Approval of nominations for positions on the Boards of Directors, Audit Boards and Executive Boards of wholly-owned and other subsidiaries, affiliated companies and consortia in which the company participates.

Clause 24                The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

§1                The Audit Committee has three members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. One re-election is permitted.

Clause 24                The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

§1                The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. One re-election is permitted.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 43                The Company will provide defense, on the plaintiff or defendant side, for members and former members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions.

(...)

§2                 Upon decision by the Board of Directors, the Company may contract third-party liability insurance to cover procedural expenses, fees of counsel and indemnities arising from legal or administrative actions referred to in the head paragraph of this Clause.

(...)

Clause 43                 The Company will provide defense, on the plaintiff or defendant side, for members and former members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions.

(...)

§2                 By decision of the Board of Directors, the Company shall contract third-party liability insurance to cover procedural expenses, fees of counsel and indemnities arising from legal or administrative actions referred to in the head paragraph of this Clause.

(...)

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, April 24, 2019

Márcio Luiz Simões Utsch Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO AN

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON A DATE YET TO BE DECIDED

May 15, 2019

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – CEMIG,

whereas:

–	There is a need to change the by-laws, to adapt the drafting to include provision for a “Comfort Letter” in the clause that deals with liability insurance;

do now propose to you approval of the following changes to the Company’s by-laws:

FROM	TO

Clause 43                The Company will provide defense, on the plaintiff or defendant side, for members and former members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions.

(...)

§2                Upon decision by the Board of Directors, the Company may contract third-party liability insurance to cover procedural expenses, fees of counsel and indemnities arising from legal or administrative actions referred to in the head paragraph of this Clause.

(...)

Clause 43                The Company will provide defense, on the plaintiff or defendant side, for members and former members of the Board of Directors, the Audit Board, the Executive Board and the Audit Committee in Court and/or administrative proceedings, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions.

(...)

§2                By decision of the Board of Directors, the Company shall contract third-party liability insurance to cover procedural expenses, fees of counsel and indemnities arising from legal or administrative actions referred to in the head paragraph of this Clause.

(...)

§6 – The Company shall issue a Comfort Letter to the members of the Board of Directors, the Audit Board, the Executive Board and the Audit Committee covering acts made in good faith, subject to the provisions of law.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, May 15, 2019

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO AN

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON A DATE YET TO BE DECIDED

June 13, 2019

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – CEMIG,

whereas:

–	It is necessary make changes to the by-laws in relation to corporate governance of the Company, to reflect the new management of its business;

do now propose to you approval of the following changes to the Company’s by-laws:

FROM	TO

Clause 23 – [...]

I – Duties of the Chief Executive Officer:

a) to coordinate and manage the work of the Company, and all the strategic and institutional affairs of the affiliated companies, subsidiaries and consortia of which the Company is a part;

b) to coordinate preparation, consolidation and implementation of the Company’s Long-term Strategy and Multi-year Business Plan, and those of the affiliated and subsidiary companies: in the latter case jointly with the Chief Officer responsible, and in both cases with participation of the other Chief Officers;

c) to represent the Company in the Courts, on the plaintiff or defendant side;

d) to sign, jointly with one Chief Officer, documents which bind the Company;

e) to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f) to hire and dismiss employees of the Company;

g) to be responsible for the activities of the Management Units controlling Governance, Strategic Planning, Compliance and Corporate Risk Management;

h) jointly with the Chief Officer responsible, to propose to the Executive Board nominations for management positions in the Company; and

Clause 23 – [...]

I – Duties of the Chief Executive Officer:

a) to coordinate and manage the work of the Company, and all the strategic and institutional affairs of the affiliated companies and subsidiaries, and of the consortia of which the Company is a part;

b) to coordinate preparation, consolidation and implementation of the Company’s Long-term Strategy and Multi-year Business Plan, and those of the affiliated and subsidiary companies: in the latter case jointly with the Chief Officer responsible, and in both cases with participation of the other Chief Officers;

c) to represent the Company in the Courts, on the plaintiff or defendant side;

d) to sign, jointly with one Chief Officer, documents which bind the Company;

e) to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f) to hire and dismiss employees of the Company;

g) to be responsible for the activities of the Management Units controlling Governance, Strategic Planning, Compliance and Corporate Risk Management;

h) jointly with the Chief Officer responsible, to propose to the Executive Board nominations for management positions in the Company; and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

i) to propose the nominations for positions of management and on the Audit Boards of the wholly-owned and other subsidiaries, the affiliated companies and the consortia of which the Company is a part, and on the statutory bodies of Fundação Forluminas de Seguridade Social (Forluz) and Cemig Saúde, after consultation of the Chief Officer responsible.

j) To coordinate policy and actions in management of people in the Company and in its wholly-owned and other subsidiaries.

k) To plan, coordinate and manage the legal activities of the Company and its wholly-owned and other subsidiaries.

l) To coordinate and administer processes and activities related to communication and institutional relations, externally and internally, in the area related to the Company and its wholly-owned and other subsidiaries.

i) to propose the nominations for positions of management and on the Audit Boards of the wholly-owned and other subsidiaries, the affiliated companies and the consortia of which the Company is a part, and on the statutory bodies of Fundação Forluminas de Seguridade Social (Forluz) and Cemig Saúde, after consultation of the Chief Officer responsible.

j) To coordinate policy and actions in management of people in the Company and in its wholly-owned and other subsidiaries.

k) To plan, coordinate and manage the legal activities of the Company and its wholly-owned and other subsidiaries.

l) To coordinate and administer processes and activities related to communication and institutional relations, externally and internally, in the area related to the Company and its wholly-owned and other subsidiaries.

m) To plan and arrange the activities relating to supply of materials and services, infrastructure, information technology, telecommunications and transactional services.

Clause 23 – [...] II –Duties of the Chief Finance and Investor Relations Officer: To manage the processes and activities relating to the financial area, relations with investors, and regulation.	Clause 23 – [...] III – Duties of the Chief Finance and Investor Relations Officer: To manage the processes and activities relating to the financial area and relations with investors.

Clause 23 – [...]

III – Duties of the Chief Corporate Management Officer:

To plan and arrange the activities relating to supply of materials and services, infrastructure, information technology, telecommunications and transactional services.

Clause 23 – [...]

III – Duties of the Chief Officer for Regulation:

To manage the processes and activities relating to the regulation of the Brazilian electricity industry and related regulated sectors, in both the internal and external contexts.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, June 13, 2019

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INDEX OF APPENDICES

Appendix 1:	Report detailing the origin and justification of the proposed alterations and analyzing their legal and economic effects (– CVM Instruction 481/09, Article 11)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix 1

II – Report detailing the origin and justification of the proposed alterations and analyzing their legal and economic effects

Changes to the by-laws:

Justifications:

A redesign of the organizational structure of the Company is appropriate and timely, to improve its governance and operational efficiency, so as to optimize the use of best market practices, and to facilitate speed in taking of decisions;

Economic impacts:

Addition of one member to the number of members of the Audit Committee will increase the related amount spent on fees, charges and other ordinary expenses.

Legal impacts:

None.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. CONVOCATION AND PROPOSAL DATED JULY 4, 2019 TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 7, 2019 AT 2 P.M.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on August 7, 2019 at 2 p.m., at Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

1-	Dismissal, and election to serve the remainder of the current term, of members and substitute members of the Audit Board, on nomination by the majority stockholder, The State of Minas Gerais;

2-

Election, as a result of a resignation in the possession of the Company, to fulfill the remainder of the current term, of a substitute member of the Audit Board, on nomination by the preferred stockholder Fundo de Investimento de Ações Dinâmica Energia (FIA Dinâmica).

The candidates will be subjected to prior analysis for compliance by the Audit Committee of the Company, in accordance with Subclause ‘i’ of Clause 26 of the by-laws of Cemig, Article 10 of Law 13.303/2016, and Sub-item IX of §1 of Art. 36 of Minas Gerais State Decree 47154/2017.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of §2 of Clause 10 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by August 5, 2019, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200, 21st floor, A2 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, July 4, 2019

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO AN

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 7, 2019

1	Dismissal, and election to fulfill the remainder of the current term, of members and substitute members of the Audit Board, on nomination by the majority stockholder The State of Minas Gerais;

2

Election, as a result of a resignation in the possession of the Company, to serve the remainder of the current term, of a substitute member of the Audit Board, on nomination by the preferred stockholder Fundo de Investimento de Ações Dinâmica Energia (‘FIA Dinâmica’).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix 1

AUDIT BOARD – Candidates – EGM of August 7, 2019
SITTING MEMBERS	SUBSTITUTE MEMBERS
Gustavo de Oliveira Barbosa (for majority stockholder)	Germano Luiz Gomes Vieira (for majority stockholder)
Marco Aurélio Barcelos Silva (for majority stockholder)	Carlos Eduardo Pereira da Silva (for majority stockholder)
Elizabeth Jucá e Mello Jacometti (for majority stockholder)

12.5	Gustavo de Oliveira Barbosa
a. Name
b. Date of birth	January 13, 1965
c. Profession	Accountant
d. CPF or passport	494,126,476-20
e. Proposed elected position	Member of the Audit Board
f. Date of election	August 7, 2019
g. Swearing-in date	August 7, 2019
h. Period of office	Until the Annual General Meeting to be held in 2020
i. Other positions held or functions exercised in the Issuer	No
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes
l. Number of consecutive periods of office	0
m. Professional experience
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Rio de Janeiro State Pension Fund (Rioprevidência):

– Chief Executive Officer, Oct. 2010—Jul. 2016;

Rio de Janeiro State:

– State Finance and Planning Secretary, Jul. 2016 to Feb. 2018;

Regional Authority for Public Legal Entities:

– Technical Banking Expert, Feb.-Aug. 2018;

Barbosa & Mello Consulting:

– Consultant, Aug. 2018—Jan. 2019;

Minas Gerais State:

– State Finance Secretary, Jan. 2019 to date.

ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector	Currently does not occupy any position in any other company or third sector organization
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable.

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws

Candidate does not participate in any committee of the Company

12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committees are not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended the period, after being sworn in

Not applicable.
12.9. State any conjugal relationship, stable union or family relationship up to the third level of proximity, with:
a) managers of the Issuer	None
b. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
c. (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. Direct or indirect controlling stockholder of the Issuer	None
c. If material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

12.5	Marco Aurélio Barcelos Silva
a. Name
b. Date of birth	September 10, 1980
c. Profession	Lawyer
d. CPF or passport	013.543.946-90
e. Proposed elected position	Member of the Audit Board
f. Date of election	August 7, 2019
g. Swearing-in date	August 7, 2019
h. Period of office	Until the Annual General Meeting to be held in 2020
i. Other positions held or functions exercised in the Issuer	No
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion
l. Number of consecutive periods of office	0

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

m. Professional experience
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

São Paulo Negócios (Mixed private/public company of the Municipality of São Paulo):

– General Manager, Projects: Mar. 2014 to Sep. 2015;

– Director: Sep. 2014 to Jul. 2016;

Presidency of the Republic – Federal Government Special Investment Partnership Program (PPI)

– Program Director: Oct. 2016 to May 2017;

– Secretary: May 2017 to Feb. 2019;

Minas Gerais State

State Secretary for Transport and Public Works: Jan. 2, 2019 to date.

ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector	None.
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable.

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws

Candidate does not participate in any committee of the Company

12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committees are not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable.
12.9. State any conjugal relationship, stable union or family relationship up to the third level of proximity, with:
a) managers of the Issuer	None
b. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
c. (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years with any manager of the Company / or of	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. Direct or indirect controlling stockholder of the Issuer	None
c. If material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.5	Elizabeth Jucá e Mello Jacometti
a. Name
b. Date of birth	August 7, 1960
c. Profession	Economist
d. CPF or passport	454.965.956-49
e. Proposed elected position	Member of the Audit Board
f. Date of election	August 7, 2019
g. Swearing-in date++change above	8/7/2019
h. Period of office	Until the Annual General Meeting to be held in 2020
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion
l. Number of consecutive periods of office	0
m. Professional experience

i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Minas Gerais State Secretary for Social Development: 2019 (to date) Municipality of Juiz de Fora: – Health Secretary, 2016-18; – Planning and Management Secretary, 2013-16.
ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable.

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws

Candidate does not participate in any committee of the Company

12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committees are not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended the period, after being sworn in

Not applicable.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9. State any conjugal relationship, stable union or family relationship up to the third level of proximity, with:
a) managers of the Issuer	None
b. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
c. (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. Direct or indirect controlling stockholder of the Issuer	None
c. If material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

12.5	Germano Luiz Gomes Vieira
a. Name
b. Date of birth	October 15, 1981
c. Profession	Lawyer
d. CPF or passport	051.529.976-65
e. Proposed elected position	Member of the Audit Board
f. Date of election	August 7, 2019
g. Swearing-in date	August 7, 2019
h. Period of office	Until the Annual General Meeting to be held in 2020
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion
l. Number of consecutive periods of office	0
m. Professional experience
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Minas Gerais State Department for the Environment and Sustainable Development:

–   Undersecretary for Management and Environmental Regularization, Mar. 2015;

–   Nominated to head Management and Integrated Environmental Regularization Sub-unit, (free-appointment position DAD-12 MD1100038) – March-May, 2015;

–   Nominated to head Office of the State Foundation for the Environment (free-appointment position DAI-24 MA1100038) – Sworn in May 29, 2018;

–   State Secretary for Environment / Sustainable Development: sworn in Jan.2, 2019;

–   State Environment Foundation – Acting president: Jan. 5–29, 2019.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable.

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws

Candidate does not participate in any committee of the Company

12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committees are not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended the period, after being sworn in

Not applicable.
12.9. State any conjugal relationship, stable union or family relationship up to the third level of proximity, with:
a) managers of the Issuer	None
b. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
c. (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. Direct or indirect controlling stockholder of the Issuer	None
c. If material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

12.5	Carlos Eduardo Pereira da Silva
a. Name
b. Date of birth	February 4, 1969
c. Profession	Doctor
d. CPF or passport	898.977.736-49
e. Proposed elected position	Member of the Audit Board
f. Date of election	August 7, 2019

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g. Date sworn in:	August 7, 2019
h. Period of office	Until the Annual General Meeting to be held in 2020
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion
l. Number of consecutive periods of office	0
m. Professional experience
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Mar.  2011  –  Jan.  2019:  Mount Sinai Hospital of Juiz de Fora

– Clinics and Surgery Institute: Member of Audit Board;

Oct.  2007  –  Jun.  2016:   Neurosurgery Institute of Juiz de Fora

– Administrative Director;

1996  to  date:      Mount Sinai Hospital of Juiz de Fora

– Neurosurgeon;

1998  to  date:      Juiz de Fora Federal University (UFJF)

– Associate Professor of Medicine

1994  to  date:      Minas Gerais State Hospital Foundation (Fhemig)

– Health analyst; subsequently Neurosurgeon.

ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.	Health Secretary, Minas Gerais State
Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	No
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	No
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	No

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.

Not applicable.

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws

Candidate does not participate in any committee of the Company

12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committees are not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended the period, after being sworn in

Not applicable

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9. State any conjugal relationship, stable union or family relationship up to the third level of proximity, with:
a) managers of the Issuer	None
b. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
c. (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. Direct or indirect controlling stockholder of the Issuer	None
c. If material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET NOTICE DATED JULY 8, 2019: CHANGES TO THE REMOTE VOTING FORM FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 7, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

EGM of August 7, 2019:

Change to the Remote Voting Form

In accordance with Article 21-A, §6, of CVM Instruction 481/2009, Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3), its stockholders and the market in general as follows:

Cemig has re-presented the Remote Voting Form for the Extraordinary General Meeting of Stockholders to be held on August 7, 2019, at 2 p.m. (‘the EGM’), with a change in the text to reflect the proposal to be made to the EGM.

The change in the text is as follows:

FROM:

Election of the Audit Board – Separate voting basis – Common shares

1.  Nomination of candidates for member of the Audit Board, by minority holders of voting shares (stockholders should fill in this field if they have left the field for the election as a whole blank)

TO

Election of member of the Audit Board – by candidate

2.  Election of candidates to the Audit Board (the stockholder may nominate as many candidates as the number of vacancies for members to be filled in the overall election)

Cemig further advises that: votes previously cast by stockholders in relation to item 1 will be considered invalid. To prevent a voting instruction already given being considered to be conflicted, it is recommended that each stockholder should send a new voting instruction to the same service provider previously used, still obeying, for submission of the new Remote Voting Form, the cutoff date of seven days prior to the date on which the EGM is held.

For further information, contact Cemig by email on:    ri@cemig.com.br

Belo Horizonte, July 8, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET NOTICE DATED JULY 11, 2019: CHANGES TO THE REMOTE VOTING FORM (RE-PRESENTED) FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 7, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

EGM of August 7, 2019:

Changes to Remote Voting Form – re-presented

In accordance with §3 and §6 of Article 21-A and Article 21-L of CVM Instruction 481/2009, Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general as follows:

Cemig has re-presented the Remote Voting Form for the Extraordinary General Meeting of Stockholders to be held on August 7, 2019, at 2 p.m. (‘the EGM’).

The changes made to the Remote Voting Form arise from receipt by the Company of correspondence nominating candidates to the Audit Board, by the stockholders:

(1)	The State of Minas Gerais – Majority stockholder – Common Shares:

Victor Lobato Garizo Becho (Substitute member)

12.5	Victor Lobato Garizo Becho
a. Name
b. Date of birth	March 4, 1978
c. Profession	Company Manager
d. CPF or passport	035.761.456-99
e. Proposed elected position	Member of the Audit Board
f. Date of election	August 7, 2019
g. Swearing-in date	August 7, 2019
h. Period of office	Until the Annual General Meeting to be held in 2020
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Not applicable
l. Number of consecutive periods of office	0
m. Professional experience
Main professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

2002 to date: Managing Partner of Garizo Becho Consultoria e Gestão Ltda.;

Nov.-Dec. 2018: Coordinator of Minas Gerais State Government transition team following election of new State Governor;

TOTVS S.A. and TOTVS Consulting:

– Jan.-Oct. 2018: Director;

– 2012-2017: Senior Manager.

2009-2018: Managing Partner, Valor Consultoria e Gestão Ltda.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws

Candidate does not participate in any committee of the Company

12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committees are not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the third level of proximity, with/between:
a) managers of the Issuer	None
b. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
c. (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. Direct or indirect controlling stockholder of the Issuer	None
c. If material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(2)	FIA Dinâmica Energia S.A., managed by Banco Clássico S.A.

– Minority stockholder – Preferred shares

Ronaldo Dias (Substitute member)

12.5	Ronaldo Dias
a. Name
b. Date of birth	Dec. 12, 1946
c. Profession	Accountant
d. CPF or passport	221.285.307-68
e. Proposed elected position	Member of the Audit Board
f. Date of election	August 7, 2019
g. Swearing-in date	August 7, 2019
h. Period of office	Until the Annual General Meeting to be held in 2020
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	No. By the Preferred stockholders
k. Independent member / criterion	Not applicable
l. Number of consecutive periods of office	0
m. Professional experience
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Is currently a Director of Banco Clássico S.A., and a Substitute Member of the Audit Board of SEG (a listed company).

He is an accountant and an appointed Court Expert Witness.

From 2007-2013 he was Ombudsman.

At Fundo Dinâmica Energia:

– Administrative Manager from 2014 to 2015

– Internal auditor from 2013 to 2015.

Worked at the Brazilian Central Bank from 1980 to 1998, in the following positions:

– Inspection Auditor of the National Financial System,

– Coordinator of Inspection, National Financial System, and

– Deputy Supervisor of Inspection, National Financial System.

ii. State all the administrative positions that the candidate occupies in other companies or organizations of the third sector
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	None
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.	None

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Not applicable

12.7. Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws

Candidate does not participate in any committee of the Company

12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committees are not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in

Candidate does not participate in any committee of the Company
12.9. State any conjugal relationship, stable union or family relationship up to the third level of proximity, with/between:
a) managers of the Issuer	None
b. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
c. (i) managers of the Issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. Direct or indirect controlling stockholder of the Issuer	None
c. If material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

Cemig further advises that: votes previously cast by stockholders in relation to item 2 will be considered invalid. To prevent a voting instruction that has already been given being considered to be conflicted, it is recommended that the stockholder should send a new voting instruction to the same service provider previously used, still obeying, for submission of the new Remote Voting Form, the cutoff date of seven days prior to the date on which the EGM is held.

For further information, contact Cemig by email on:    ri@cemig.com.br

Belo Horizonte, July 11, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MATERIAL ANNOUNCEMENT DATED JULY 11, 2019: LIGHT’S RESTRICTED OFFERING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

LIGHT’s Restricted Offering

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company LIGHT S.A. (‘LIGHT’) has today published the following Material Announcement:

“LIGHT S.A. (B3 Ticker: LIGT3) (“LIGHT” or the “Company”), pursuant to Section 157, §4° of Law No. 6,404, dated December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”) and Instruction No. 358, dated January 3, 2002, as amended, and in addition to the information disclosed in the material fact dated July 1, 2019, hereby informs its shareholders and the market in general that on July 11, 2019, the Company’s Board of Directors approved the pricing of a public offering with restricted placement efforts in accordance with CVM Instruction 476 of a primary and secondary distribution of registered common shares of the Company with no par value, free and clear of any liens or encumbrances (the “Shares”), consisting of (i) 100,000,000 newly issued common shares of the Company (the “Primary Offering”) and (ii) 33,333,333 common shares of the Company to be offered and sold by Companhia Energética de Minas Gerais (the “Selling Shareholder”) (the “Secondary Offering,” and together with the Primary Offering, the “Restricted Offering”), to no more than 75 professional investors in Brazil and to be subscribed/acquired by up to 50 professional investors in Brazil, to qualified institutional buyers (as defined under Rule 144A of the United States Securities Act of 1933, as amended (“Securities Act”) and elsewhere to institutional and other investors that are not U.S. persons (as defined in Regulation S of the Securities Act). The Company’s Board of Directors set the price per Share at R$18.75 (the “Price per Share”) following the conclusion of the bookbuilding process and approved an increase in the limit of the Company’s authorized capital stock to R$4,100.8 million, divided into 303,934,060 shares.

In accordance with CVM regulations, the total number of Shares initially offered in the Secondary Offering was upsized by 20% of the total number of Shares initially offered, or 22,222,222 Shares, at the Price per Share (the “Additional Shares”). The Additional Shares were offered by the Selling Shareholder.

The beginning of trading of the Shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) is scheduled to occur on July 15, 2019, and the settlement of the Offering is scheduled to occur on July 16, 2019.

The Restricted Offering has not been and will not be registered under the Securities Act, or any other U.S. federal or state securities laws, and the Shares may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.

In order to comply with CVM Instruction 476 and to ensure the participation of current shareholders in the Restricted Offering, a priority right was given to existing shareholders of the Company to subscribe for up to all of the Shares placed through the Primary Offering pro rata to their shareholdings in the Company’s capital (the “Priority Offering”). Therefore, pursuant to the Priority Offering, all of the Shares offered in the Primary Offering were offered to all of the existing shareholders of the Company before any other investors.

The Priority Offering which occurred in Brazil concurrently with the Restricted Offering has not been and will not be registered under the Securities Act or under any U.S. state securities laws. Accordingly, the Priority Offering was only available to investors in the United States or to U.S. persons in reliance on exemptions from registration provided under the Securities Act.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This material fact notice is disclosed for informative purpose only and shall not, in any circumstances, be construed as an investment recommendation. This material fact notice does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, including the Shares, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

If you would like to receive a free translation of the full Portuguese-language fato relevante and are able to certify that you are a “qualified institutional buyer” (as defined in the Securities Act) to the reasonable satisfaction of the Company, please contact the Company’s Investors Relations Department at Avenida Marechal Floriano, nº 168, parte, 2º andar, Corredor A, CEP 20080-002, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, or access the Company’s website at www.ri.light.com.br.”

In addition, Cemig informs that at a meeting of the Board of Directors of Cemig held on this date, the aforementioned Restricted Offer was also approved: (a) Price per Share, having as a parameter (i) the quotation of the common shares issued by Light at B3; and (ii) indications of interest as a function of the quality and quantity of demand (by volume and price) of the Shares, collected from Professional Investors (“Bookbuilding Procedure”); and (b) the total number of Shares to be sold by Cemig through the Secondary Offering, considering the Additional Shares. The Price per Share is not indicative of prices that will prevail in the market after the conclusion of the Restricted Offer.

This transaction is in the context of the execution of the Cemig Divestment Program, as widely publicized.

Cemig reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation.

This Material Fact is intended to be merely informative and under no circumstances shall be construed as, nor configure, an investment recommendation or offer to sell, or a solicitation or offer to buy, any security issued by the Company in Brazil, including its shares.

Belo Horizonte, July 11, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. SUMMARY OF PRINCIPAL DECISIONS OF THE 769TH MEETING OF THE BOARD OF DIRECTORS DATED JULY 11, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY –    CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 11, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 769th meeting, held on July 11, 2019, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Internal Auditing: Organization Rules.

2.	Taesa: Increase in the capital of Aimorés.

3.	Taesa: Increase in the capital of Paraguaçu.

4.	Centroeste: Appointment of Managers, and statement of vote in EGM.

5.	Nomination of Board Member to fill vacant seat, in accordance with Article 150 of Law 6404/1976.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. RELEASE OF 2018 RESULTS

REPORT OF MANAGEMENT FOR 2018

Dear Stockholders,

Companhia Energética de Minas Gerais (‘Cemig’ or ‘the Company’) submits for your consideration the Report of Management, the Financial Statements, the Opinion of the Audit Board and the Report of the Company’s external auditors on the business year ended December 31, 2018, together with the statements of the executive officers who have reviewed the financial statements and the related report of the external auditors.

MESSAGE FROM MANAGEMENT

2018 was a very positive year for Cemig, with achievements that enabled it to reach a new level of financial and operational sustainability, after a period of challenges in recent years due to an adverse macroeconomic situation, adverse hydrology, and high financial leverage, which was especially due to the loss of some generation concessions.

The results achieved in 2018 give us certainty of the correctness of our strategic direction as adopted by management, and confidence in efficient operation due to the Company’s well-qualified workforce.

2018 was also a year of great progress in our corporate governance practices, starting with a large number of changes in the by-laws to prepare the Company for a new period, and adjust it to Law 13,303/2016, which imposed numerous new requirements aiming to achieve permanent improvement in the management of state-controlled companies at various levels of the Brazilian federal structure.

While we expect these improvements to be a continuous process, with challenges remaining for future management. The improvements already put in place bring a new level of governance to Cemig. Examples are the adoption and implementation of the various Company Policies provided for in the bylaws: the Policies on transactions with related parties; people management; disclosure of information; and management of holdings.

In the area of finance, human resources and compliance, the Audit Committee was remodeled, making it also responsible for issues of eligibility; and the Strategy and Finance Committee was created. Both are responsible to the Board of Directors, and these changes will provide a basis for Cemig to go forward with growth, efficiency and sustainability.

Cemig reports net income of R$1,700 million for 2018 – a significant increase of 70% over the 2017 profit of R$1,001 million. Cash flow, measured by Ebitda, was 8.28% higher in 2018, at R$3,781 million, compared to R$3,492 million in 2017.

In management of debt, we continued to focus on lengthening of average tenor, and reducing the cost of new financing. Net debt/Ebitda, which was 4.12 in 2017, was reduced to 3.86 in 2018 – a significant reduction, demonstrating the Company’s new financial reality.

Corroborating perception of these improvements, the leading risk rating agencies made successive upgrades of the credit risk ratings of Cemig, Cemig GT and Cemig D during the year – recognizing the Company’s success in implementing measures that have improved its credit quality.

One highlight of the positive developments of 2018 was the tariff review for Cemig D – Distribution – in which the investments made by the Company over the 2013–18 tariff cycle, a total of almost R$5 billion, were remunerated in the tariff for the first time. This increase in revenue, allied to the reduction of operating costs, brought Cemig D back into profit in 2018, after two consecutive years of losses.

For 2018, Cemig D reports profit of R$535 million, compared to losses of R$117 million in 2017 and R$324 million in 2016. Ebitda in 2018 was R$1,534 million, compared to R$831 million in 2017 – a significant increase of 84.60%. The tariff review came into effect only in June 2018, so it will be only in the 2019 result that the adjustment will have full effect on profit.

For Cemig GT, a highlight is the program of investments in transmission for the next five years, of more than R$1.1 billion, with funding assured from the amounts being received in reimbursement of Cemig GT’s investments in transmission, as a result of its acceptance of the terms of Law 12,783/13 (MP 579).

Another important factor for the improvement of liquidity in Cemig GT was receipt of R$1.1 billion as reimbursement for the basic plan and construction of the São Simão and Miranda hydroelectric plants, in August 2018.

All these positive actions and events in 2018 were reflected in the Company’s consolidated financial results.

In 2018 Cemig also successfully concluded disposal of its telecommunications assets, generating R$654 million in cash, in the context of the disinvestment plan that it disclosed to the market in 2017. In spite of the complexity involved in the processes of disposal, we are confident that in 2019 we will report further positive results, helping to achieve rapid further reduction in leverage.

It is important to note that this improvement in financial results was accompanied by our concern for the quality of services we provide to clients. Our quality indicators, as measured by average duration (DEC) and frequency (FEC) of outages, continue on a path of improvement and compliance with the regulatory levels.

Once again employees have been a focus. We celebrate 2018 as one more year without any fatal accidents to Cemig’s workforce – including both our own employees and those contracted by outsourced companies.

Sustainability and social responsibility are part of our culture. We were once again included in the São Paulo Stock Exchange Corporate Sustainability Index, and in the Dow Jones Sustainability Index, in which we have been included since its creation in 1999. We are signatories of the UN Global Compact; and we have leading positions in several international and Brazilian sustainability ratings – all representing recognition of the value of our shares from the point of view of sustainability.

We are optimistic for the future, in Cemig’s quest to further strengthen its sustainability, ensure an adequate return to stockholders, continue to merit investor confidence, and meet all the legitimate interests of the other players involved in our business.

We would like to express our thanks for the commitment and talent of our employees, stockholders and other stakeholders, in the joint effort to uphold the recognition of Cemig as a benchmark company in Brazil.

BRIEF HISTORY OF CEMIG

Companhia Energética de Minas Gerais (‘Cemig’) is a listed company of mixed public- and private-sector ownership, controlled by the government of the Brazilian state of Minas Gerais. Its shares are traded on the exchanges of São Paulo, New York and Madrid (Latibex). Its market valuation at the end of 2018 was approximately R$R$20.8 billion. For the 19th year running, Cemig has been included in the Dow Jones Sustainability World Index (the ‘DJSI World’), for period 2018–19 – reflecting its established position as one of the world’s most sustainable companies. It continues to be the only energy company in Latin America that has been included in the DJSI World since that index was created, in 1999.

Cemig operates in generation, transmission, distribution and sale of energy, energy solutions, technology solutions, telecommunications, data center services and natural gas distribution. The Cemig Group comprises: the holding company, Cemig, its wholly-owned subsidiaries Cemig Geração e Transmissão S.A. (‘Cemig GT’) and Cemig Distribuição S.A. (‘Cemig D’), and other entities – totaling 173 companies, 15 consortia and 2 FIPs (Equity Investment Funds), with assets and businesses in numerous states of Brazil.

Cemig monitors and supervises management and activities of the subsidiaries and affiliates, through active participation in their governance bodies, always applying the criteria of good governance and supporting the efforts for them to achieve the aims of their business plans.

Main indicators:

Other indicators:

Item	2014	2015	2016	2017	2018
GWh billed	49,324	46,072	43,083	42,499	43,563
Revenue (R$ ‘000)	19,540	21,868	18,773	21,711	22,266
Earnings per share – R$	2.49	1.96	0.35	0.84	1.17
Number of customers billed	8,008	8,080	8,260	8,347	8,409
Number of employees	7,922	7,860	7,119	5,864	6,083

Our mission, vision and values

Mission

To provide the public with integrated solutions for clean and accessible energy in a way that is innovative, sustainable and competitive.

Vision

To be among the three best integrated energy groups in Brazil in terms of governance, financial health, performance of assets and satisfaction of clients.

Values

Respect for life; integrity; generation of value; sustainability and social responsibility; commitment and innovation.

Ethical Principles and Code of Professional Conduct

To provide a background of discipline for professional behavior, actions and decisions, Cemig has, since 2004, adopted its Statement of Ethical Principles and Code of Professional Conduct, which is available at http://www.cemig.com.br. This brings together 11 principles setting out the ethical conduct and values that are incorporated into our culture.

Area of operation

As the map below shows, Cemig operates in various regions of Brazil, with the greatest concentrated in the Southeast.

(1)	By number of consumers, and by lenght of electricity distribution lines.

OUR BUSINESSES

Generation

Historically, the great majority of Cemig’s generation plants have always used renewable energy sources. In 2018, renewable-source plants provided 5,939 MW of the group’s total installed capacity of 6,068 MW – i.e. clean energy was 97.8% of the total produced.

Including its subsidiaries, jointly-controlled entities and affiliated companies, on December 31, 2018, Cemig had 87 plants in operation, with installed capacity of 6.1 GW. On January 1, 2018, the Jaguara and Miranda plants ceased to be part of Cemig’s operations.

Cemig plants

Generating plant	Installed capacity (MW)
Emborcação	1,192
Nova Ponte	510
Irapé	399
Aimorés	149
Santo Antônio	646
Belo Monte	976
Generation: Light	418
Wind plants	71
Thermal plants	131
Others	896
Lot D
Três Marias Hydroelectric Plant	396
Salto Grande Hydroelectric Plant	102
Itutinga Hydroelectric Plant	52
Camargos Hydroelectric Plant	46
Piau Small Hydroelectric Plant	18
Gafanhoto Small Hydroelectric Plant	14
Peti Small Hydroelectric Plant	9.4
Dona Rita Small Hydroelectric Plant	2.4
Tronqueiras Small Hydroelectric Plant	8.5
Joasal Small Hydroelectric Plant	8.4
Martins Small Hydroelectric Plant	7.7
Cajuru Small Hydroelectric Plant	7.2
Paciência Small Hydroelectric Plant	4.1
Marmelos Small Hydroelectric Plant	4

6,068

Transmission

In 2018, the subsidiary Cemig operated and maintained 38 substations and 4,930 km of transmission lines, operating at 230kV, 345kV and 500kV, as part of Brazil’s National Grid system.

Voltage level (kV)	Total length (km)
230	769
345	1,981
500	2,180

Total	4,930

Cemig GT operates and maintains transmission assets of 11 other companies, with whom it has operation and maintenance contracts, in 15 substations (of which three are not substations of Cemig GT), and 365 km of transmission lines.

In 2018 the company approved a further R$347 million for its Investment Upgrade Program, bringing the total for 2017 through 2025 to R$1,452 million.

Distribution

We are Brazil’s largest energy distribution group, our largest role being in the states of Minas Gerais and Rio de Janeiro, through Cemig Distribuição S.A (‘Cemig D’) and the subsidiary Light S.A. (‘Light’), serving more than 12 million customers.

Cemig Distribuição

Cemig D is one of Brazil’s leading electricity operators. Its concession area covers 567,478 km², comprising approximately 96% of the State of Minas Gerais, serving a market of approximately 8.4 million customer units, in 774 counties (municipalities) of the state.

It is the largest distribution company in Latin America, with 536,569 km of distribution networks comprising 108,576 km in urban areas and 410,486 km in rural areas, and 17,507 km of distribution lines, with 8.409 million customers invoiced in December 2018.

Cemig also has the country’s highest percentage of low-income customers served – an average of 634,594 qualifying customers in the residential category, or 9.19% of its total.

Changes in Cemig D’s sub-transmission and distribution line in the last five years.

Trading in electricity

The companies of the Cemig group are the leaders in serving the Free Market. We have expanded our area of activity to other states, while consolidating our position by adding new clients in the states where we already work, of which the principal ones are Minas Gerais, São Paulo and Rio Grande do Sul. At present we have clients in 15 states.

In service to large Free Clients, Cemig’s leadership arises from a volume of sales equivalent to 18% of the entire Free Market.

Cemig’s position in serving clients referred to as ‘special clients’ has increased each year, at an average of 15% p.a. over the last four years. Currently we have a 16% share of the market for incentive-bearing electricity supply.

Sale and distribution of gas

Cemig also operates in sales and distribution of natural gas through its subsidiary Gasmig, which is the exclusive distributor for piped natural gas in the whole of the State of Minas Gerais. Gasmig serves industrial and residential customers, providing compressed natural gas, liquefied natural gas, vehicle gas and supply to thermoelectric generating plants. In 2018, Gasmig sold a total of 1,104,745,283 m³ of gas, as follows:

Sales of gas, 1018
Sectors served	Volume (m³)
General use	11,895,692
Industrial	858,397,946
Compressed natural gas – industrial	17,751,901
Automotive	41,233,082
Vehicle compress natural gas	1,288,555
Commercial (PCNR)	2,475,060
Residential	6,472,535
Co-generation	14,106,774

Subtotal	953,621,545

Thermoelectric power	151,123,738

Total, including thermal plants	1,104,745,283

CONSOLIDATED RESULTS

(In Brazilian Reais)

Net income for the year

Cemig reports net income of R$1,700 million for 2018, compared to net income of R$1,001 million in 2017 – a year-on-year increase of 69.83%. The following items describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Ebitda R$‘000	2018	2017	Change,%
Net income for the period	1,700	1,001	69.83
+ Income tax and Social Contribution tax (*)	728	644	13.04
+ Net financial revenue (expenses)	518	997	(48.04)
+ Depreciation and amortization	835	850	(1,76)

= Ebitda	3,781	3,492	8.28

(*)	The expense on income tax and the Social Contribution tax includes an item of R$129 million, presented at its net value in the figure for profit/loss of discontinued activities.

Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net income adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Cemig’s Ebitda was 8.28% higher year-on-year in 2018. In line with the higher Ebitda, Ebitda margin was up from 16.09% in 2017, to 16.98% in 2018.

Comments on the main variations in elements of the result:

Revenue from supply of electricity

Total revenue from supply of electricity in 2018 was R$24,872 million, 4.94% higher than in 2017 (R$23,701 million).

Final customers

Total revenue from electricity sold to final customers, excluding Cemig’s own consumption, in 2018 was R$21,882 million, or 7.07% more than the figure for 2017 of R$20,458 million.

Main factors:

◾	The annual tariff adjustment for Cemig D, effective May 28, 2017 (full effect in 2018) with average downward effect on customer tariffs of 10.66%.

◾	The annual tariff adjustment for Cemig D effective May 28, 2018, with an average upward effect of 23.19% on customer tariffs.

◾

Higher revenues from the ‘Flag Tariff’ components of customer bills: R$654 million in 2018, compared to R$454 million in 2017. This reflects the low level of reservoirs, activating the ‘Yellow Flag’ and ‘Red Flag’ additional tariff rates, leading to higher revenue in 2018.

◾	Volume of electricity sold to final customers 2.50% higher year-on-year.

Cemig’s electricity market

The total for sales in Cemig’s consolidated electricity market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

Changes in sales of energy by customer category, 2018 vs. 2017:

	MWh (1)
	Dec. 31, 2018	Dec. 31, 2017	Change,%
Residential	10,266,434	10,008,423	2.58
Industrial	17,689,182	17,760,807	(0.40)
Commercial, Services and Others	8,380,346	7,507,310	11.63
Rural	3,615,402	3,651,472	(0.99)
Public authorities	871,325	865,803	0.64
Public lighting	1,383,878	1,366,938	1.24
Public services	1,315,479	1,301,135	1.10

Subtotal	43,522,046	42,461,888	2.50
Own consumption	41,244	37,477	10.05

	43,563,290	42,499,365	2.50
Wholesale supply to other concession holders (2)	11,991,355	12,777,405	(6.15)

Total	55,554,645	55,276,770	0.50

(1)	Data not audited by external auditors.

(2) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Volume sold to the commercial segment was a highlight: 11.63% higher year-on-year, mainly reflecting new clients added to the portfolio of Cemig GT.

Volume sold to the residential sector was up 2.58% year-on-year, mainly due to addition of new customer units in Cemig D.

In contrast, volume of energy sold to industrial customers was down 0.40% YoY, mainly reflecting industrial activity not resuming growth at the rate expected for the year.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 2018, this revenue was R$2,045 million, compared to R$1,611million in 2017, an increase of 26.94% year-on-year, mainly reflecting the following:

◾	reduction of approximately 40% in the TUSD, in Cemig D’s 2017 annual tariff adjustment, effective May 28, 2017 (full effect in 2018);

◾	upward adjustment of approximately 36% in the TUSD, in Cemig D’s 2018 annual tariff adjustment, effective from May 28, 2018; and

◾	contracted demand approximately 8.18% higher; and

◾	approximately 14.29% more facilities being billed under Contracts for Use of the Distribution System (CUSDs).

CVA and Other financial components in tariff adjustments

In its financial statements Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and energy bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to customers. The amount of this difference is passed through to clients in Cemig D’s next tariff adjustment – in 2018 this represented a gain in revenue of R$1,973 million, compared to an increase in 2017 of R$988 million. The higher figure in 2018 than 2017 is mainly due to a higher difference in 2018 than 2017 between actual costs of energy and the estimate figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

There are more details in Note 15.

Transmission reimbursement income

The income from reimbursement for transmission facilities, received by Cemig GT, was R$250 million in 2018, compared to R$373 million in 2017. In 2017 Cemig GT recorded R$149 million for the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews.

For more details see Note 15 – Financial assets of the concession.

Generation indemnity revenue

In 2018 the Company recognized revenue of R$55 million (vs. R$272 million in 2017) for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17. See more details in Note 15.

Revenue from transactions in the Wholesale Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE was R$217 million in 2018, vs. R$860 million in 2017 – down 74.77% year-on-year. This reflects lower volume of energy available for settlement in the wholesale market in 2018. In the first quarter of 2017 the Company reported revenues relating to the available energy of the Jaguara and Miranda plants.

Revenue from supply of gas

Cemig reported revenue from supply of gas totaling R$1,995 million in 2018, compared to R$1,759 million in 2017 – growth of 13.42%. This basically reflects the increase in the cost of gas, which was passed through to customers – since there was in fact a reduction of 16.26% in the volume of gas sold (from 1,319,242 m³ in 2017 to 1,104,745 m³ in 2018). The cost of gas suffered a significant effect from FX variation in 2018.

Construction revenue

Distribution infrastructure construction revenues totaled R$898 million in 2018, which compares with R$1,119 million in 2017, a reduction of 19.75%. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the year.

Other operating revenues

The Other revenues line for Cemig and its subsidiaries was R$2,272 million in 2018, up 4.22% from 2017 (R$2,180 million). A breakdown is in Note 28.

Sector / Regulatory charges reported as Deductions from revenue

Taxes and charges applied to operating revenue in 2018 were R$12,312 million, or 10.41% more than in 2017 (R$11,151 million).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2018 were R$2,603 million, compared to R$1,822 million in 2017.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Charges passed on to customers – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Income from charges to the customer related to the Flag Tariff bands was 44.05% higher in 2018, at R$654 million, compared to R$454 million in 2017.

This reflects greater application of the Red band in 2018 than in 2017, due to (i) lower reservoir levels, and (ii) lower expectations of rain.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations arise, substantially, from the changes in revenue.

Operating costs and expenses (excluding Financial income/expenses)

Operating costs and expenses totaled R$19,042 million in 2018, or 1.20% more than in 2017 (R$18,817 million). See more on the breakdown of Operating costs and expenses in Note 29.

The following paragraphs comment on the main variations:

Personnel

The expense on personnel was R$1,410 million in 2018, or 13.34% less than in 2017 (R$1,627 million). This arises mainly from the following factors:

◾	Expenses on the voluntary retirement plan were 69.16% lower in 2018, at R$66 million, than in 2017 (R$214 million).

◾	Salary increases, under the Collective Agreement, of 1.83%, coming into effect in November 2017 (full effect in 2018).

◾	Salary increase of 4.00% under the Collective Work Agreement, as from November 2018.

Energy bought for resale

The expense on energy bought for resale in 2018 was R$11,084 million, or 1.50% more than in 2017 (R$10,920 million). This mainly reflects:

◾

Expenses on purchase of energy in the spot market 21.36% higher, at R$1,818 million in 2018, compared to R$1,498 million in 2017 – this reflects Cemig D’s higher exposure to the wholesale market in 2018.

◾

Expenses on supply acquired through physical guarantee quota contracts 47.29% higher, at R$679 million in 2018, compared to R$461 million in 2017. This basically reflects Cemig D’s average quota tariff being 52.98% higher in 2018, at R$92.51/MWh, compared to R$60.47/MWh in 2017.

◾

Expenses on supply acquired in regulated market auctions 5.91% lower, at R$3,346 million in 2018, compared to R$3,556 million in 2017. Due to the low level of the water reservoirs of the hydroelectric plants in the system, the number of thermoelectric plants dispatched was larger in 2017 – with a consequent higher expense on fuel for these plants.

◾

Expenses on supply acquired in regulated market auctions were 6.71% lower, at R$4,355 million in 2018, compared to R$4,668 million in 2017. This basically reflects Cemig GT’s expenses being 5.42% lower (R$4,051 million in 2008, vs. R$4,283 million in 2017) due to the volume of energy acquired being 8.99% lower (22,742,263 MWh in 2018, vs 20,690,422 MWh in 2017).

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. There are more details in Note 29.

Charges for use of the transmission network

Charges for use of the transmission network totaled R$1,479 million in 2018, compared to R$1,174 million in 2017, an increase of 25.98%.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution. The higher amounts in 2018 are due to increased transmission costs related to the payment of the transmission indemnities to the agents of the energy sector that accepted the terms of Law 12,783/13.

This is a non-manageable cost in the electricity distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operational provisions totaled R$467 million in 2018, compared to R$854 million in 2017, a reduction of 45.32%.

A highlight was the lower provisions for employment-law contingencies, which were R$42 million in 2018, compared to R$207 million in 2017. This mainly reflects the following:

◾

The significant amount provisioned in 2017 mainly reflects re-evaluations of potential losses in various legal actions as a result of change in the procedural phase of provisional execution, and its effect on actions disputing: the basis for calculation of hazardous work remuneration; claims for equal payment for allegedly unlawful outsourcing; and subsidiary/joint liability.

◾

In 2018, new case law of the Federal Supreme Court (STF) on the lawfulness of outsourcing of any activities, whether for means or for end-use, led to re-evaluation of the potential loss on several actions on this subject, with consequent reduction of the amounts previously provisioned.

See more Information in Note 25 to the financial statements.

◾

Reduction of R$156 million in the fair value of the investment options in RME, Lepsa and SAAG. This was 54.91% less than in 2017 (reduction of R$346 million). More details on the criteria for making of these provisions are in Note 32 (Put options).

◾

On the other hand, estimated losses on doubtful receivables were 6.45% higher, at R$264 million in 2018, compared to R$248 million in 2017. Rather than representing an increase in default as a percentage of billing, this difference reflects an increase in the basis for calculation of the provision, partly due to the higher total billing in 2019 resulting from the May 2019 tariff adjustment for Cemig D.

Construction cost

Infrastructure construction costs in 2018 totaled R$897 million, or 19.84% less than in 2017 (R$1,119 million). This cost is fully offset by Construction revenue, of the same amount, and corresponds to the Company’s investment in assets of the concession in the period.

Gas bought for resale

In 2018 the company reported expense of R$1,238 million on acquisition of gas, 15.59% more than the expense of R$1,071 million in 2017. This basically reflects the increase in the price of gas – since there was in fact a reduction of 16.20% in the volume of gas bought (from 1,309,459 m³ in 2017 to 1,097,275 m³ in 2018). The price of gas suffered a significant effect from exchange rate variation in 2018.

Post-retirement obligations

The impact of the post-retirement liabilities of the Company and its subsidiaries on operational profit was an expense, totaling R$337 million in 2018, which compares to a reversal of expense of R$229 million in 2017.

This is due to changes made in the life insurance policy in 2017, which resulted in the capital insured for retirees being reduced by 20% every 5 years, as from age 60, reaching a minimum of 20%. This represented a reduction of R$619 million in the post-employment obligations posted at December 31, 2017, with counterpart in the income statement.

Other operational revenues and expenses

A highlight component was the completion, in November 2018, of the process of disposal of the assets of Cemig Telecom, which resulted in a gain of R$378 million, posted in the 2018 income statement. More details in Note 33.

Share of (loss) profit, net, of associates and joint ventures

The equity method gain from non-consolidated investees in 2018 was negative, a loss of R$104 million, compared to a loss of R$252 million in 2017. This basically reflects losses in 2018 on the interests in Renova and Santo Antônio Energia.

Note 17 has the detailed breakdown of the results from the investees recognized under this line.

Restatement of prior holding in subsidiaries acquired

As a result of the business combinations entered into by the Company in 2018, the differences between fair value and book (carrying) value of the interests originally held in the companies acquired were recognized in the income statement, as follows:

◾

Expense of R$199 million on acquisition of an additional equity interest in RME, and with it control of Light, and as a consequence also control of all those investees in which the Company previously exercised control jointly with Light.

◾	A gain of R$80 million arising from elimination of crossover stockholdings between Cemig GT and Energimp in 3 wind farm assets.

(More details in Note 17.1.)

Net financial income (expenses):

Cemig posted net financial expenses in 2018 of R$518 million, compared to net financial expenses of R$997 million in 2017. The main factors are:

◾

Recognition, in 2018, of a gain of R$893 million from the hedge transaction related to the Eurobond Issue, compared to recognition of a loss of R$32 million in 2017. The adjustment of the hedge transaction to fair value resulted in a positive effect, due to a lower variation in the future curve for the DI (Interbank Deposit) rate than in the future curve for the US dollar exchange rate. This gain should be seen together with the expense on foreign exchange variation arising from the Eurobond, as described below in this report;

◾

Income from financial investments 43.41% lower, at R$116 million in 2018, compared to R$205 million in 2017. This basically reflects a lower total of funds invested in 2018, and a lower average CDI Rate: 6.40% in 2018, and 9.93% in 2017;

◾

Monetary updating on escrow deposits 82.20% lower, at R$34 million in 2018, vs. R$191 million in 2017. In 2017 Cemig GT posted a gain of R$82 million, for reversal of the provision for the lawsuit challenging the constitutionality of inclusion of ICMS tax (payable or already paid) within the amount of revenue on which two other taxes – the Pasep and Cofins taxes – were charged (more details in Note 13);

◾	Recognition in 2018 of R$56 million in income from charges related to lending to related parties. There is more information in Note 31 to the financial statements;

◾

Costs and charges on loans and financings were 14.38% lower, at R$1,256 million in 2018, compared to R$1,467 million in 2017. This reflects the lower CDI rate (principal indexor of the debt) – which totaled a variation of 6.40% over the whole of 2018, compared to 9.93% in 2017;

◾

Income from late charges on electricity bills 34.87% higher in 2018, at R$352 million, compared to R$261 million in 2017. This mainly reflects the effects of renegotiation of past due bills with customers, with recognition of interest and monetary updating;

◾

Expense on monetary updating of loans and financing 22.94% higher, at R$134 million in 2018, vs. R$109 million in 2017. This mainly reflects the higher IPCA index – one of the principal indexors of the debt – in the year: 3.75% in 2018, vs. 2.95% in 2017;

◾

There was a foreign exchange variation expense of R$579 million in 2018, relating to the dollar-indexed funding of the Eurobond issue (placed in two parts: US$1 billion (R$3.2 billion) in December 2017 and US$500 million (R$1.9 billion) in July 2018).

◾

Higher net result of monetary updating on the balances of CVA and Other financial components in tariff increases: net revenue of R$62 million in 2018, compared to a net expense of R$41 million in 2017, basically reflecting the higher balance of net assets in 2018 than in 2017.

The breakdown of Financial income and expenses is in Note 30.

Income tax and Social Contribution tax

In 2018, the Company’s expense on income tax and the Social Contribution tax totaled R$728 million, on pre-tax profit of R$2,304 million, an effective rate of 31.59%. In 2017, the Company’s expense on income tax and the Social Contribution tax totaled R$644 million, on pre-tax profit of R$1,646 million, an effective rate of 37.80%.

There is a reconciliation of these effective rates with the nominal tax rates in Note 10(d) to the financial statements.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have a need for capital to finance the construction of new generation facilities and expansion and modernization of the existing generation, transmission and distribution facilities.

Our liquidity requirements are also affected by our dividend policy. We finance our liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing.

Cash and cash equivalents

Cash and cash equivalents at December 31, 2018 totaled R$891 million, compared to R$1,030 million on December 31, 2017. No cash nor cash equivalents were held in any other currency than the Real. The main components of this variation:

Cash flow from operations

The totals of Net cash generated by operational activities in 2018 and 2017 were, respectively, R$1,008 million and R$580 million. The higher cash generated by operations in 2018 than 2017 mainly reflects the reimbursement received for the São Simão and Miranda hydroelectric plants, and also reflects the Company’s increased profitability.

Cash used in investment activities

The Company used net cash of R$211 million in investment activities in 2018, compared to net cash of R$836 million in 2017. The figure reflects the high volume of the Company’s investments in the period, net of the amounts received from sale of assets – which totaled R$654 million in 2018, and R$766 million in 2017.

Cash flow in financing activities

Cash consumed in financing activities in 2018 totaled R$936 million – comprising amortization of financings totaling R$3,527 million, and new funding of R$2,980 million.

Cash consumed by financing activities in 2017 was R$159 million, comprising R$4,131 million in amortization of financings, offset by R$3,308 million in new financing raised. An important component was a cash contribution of R$1,215 million from stockholders for a future capital increase.

Funding and debt management policy

In 2018, continuing its measures to balance cash flow, Cemig began to experience the positive results of the initiatives taken in 2017 for better distribution of its debt over the long term. It maintained its firm purpose of lengthening the debt and, continuing the reprofiling implemented in the previous year, returned to the market in 2018 with better conditions of credit quality and liquidity.

In a scenario of high costs from the need to buying energy on the CCEE, and also with payments from the CDE contribution due to the need to cover deficits in the regulatory funds, on May 2018 Cemig D made its ninth issue of promissory Notes, for R$400 million, with maturity at 18 months, allocating the proceeds to replenishment of the cash position following payments of debt in February, and to strengthening of working capital.

Cemig GT, with significant debt maturities in the second half, made the most of the interest expressed in its securities in the secondary bond market, reflecting the improvement of the company’s risk perception, and decided to reopen its December 2017 Eurobond issue with an additional tranche, in July, of US$500 million – placed for 9.14% p.a., with half-yearly interest and maturity in December 2024. At the same time it contracted a hedge structure covering the whole period of the issue: a Call Spread on the principal, in which Cemig GT was hedged in the interval between R$3.85/US$ and R$5.00/US$; and a swap for 100% of the interest, in which the 9.25% p.a. coupon was replaced by a rate equivalent to 125.52% of the CDI rate – a significant improvement in relation to the hedge transaction on the original issue, in which the rate was equivalent to 150% of the CDI rate. The proceeds were allocated to payment of debts with shorter maturities and higher average cost, resulting in lengthening of the debt profile and reduction of the Cemig GT’s financial expenses.

In December 2018 Cemig D, to ensure payment of commitments and replenish its cash position, reduced by more than expected mainly because of the additional expense of acquisition of power supply in the second half of 2018, due to the adverse hydrological situation, concluded its Sixth Debenture Issue, for R$550 million, with maturity at 18 months, with grace period of six months. Note that the cost of this issue was lower than the cost of the debt reprofiling transactions of 2017, reflecting the financial sector’s perception of the Company’s improved risk.

Corroborating these improvements, in 2018 the principal international risk rating agencies made successive upgrades in their credit risk ratings for Cemig, Cemig GT and Cemig D, recognizing the success in implementing measures that improve its credit quality – improvement of the liquidity profile, sale of assets, refinancing of debts, greater operational efficiency, and increase in Ebitda, combined with a more prudent strategy for management of liabilities.

This table shows how Cemig’s credit ratings have been changed, from December 2017 to November 2018:

Within its commitment to reduce debt, in September 2018 Cemig GT made full payment, from its cash position, of the Bank Credit Notes signed with Banco do Brasil at the end of 2017, totaling R$742 million, of which the cost had been 140% of the CDI rate, with original maturity on December 24, 2021. Another significant commitment settled in the year was the put option granted to the commercial banks that took part in the investment in Light. In November 2018 Cemig acquired all the common shares in Rio Minas Energia Participações S.A. (‘RME’) held by BB-Banco de Investimento S.A., BV Financeira S.A.—Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A., for R$659.4 million.

The details of funding raised, including costs and maturities, are given in Note 22.

Both the Eurobonds and the domestic debentures and loan agreements have financial covenants that limit the capacity of Cemig, Cemig D and Cemig GT to contract debt. The Company is confident that with continuing disinvestment, and the consequent reduction in leverage, and with operational efficiency, these financial covenants will be complied with.

The Company’s debt on December 31, 2018 totaled R$14,772 million, with average tenor of 4.1 years. There are more details in Note 22 to the financial statements.

This chart shows the present amortization timetable:

The composition of the debt is a reflection of the sources of funds available to its subsidiaries: there is a significant portion indexed to the CDI rate, and also in foreign currency – the foreign currency commitments are hedged to express them in terms of the CDI rate, to protect Cemig GT’s Eurobonds against exchange rate variation. The average cost of the Company’s debt is 5.23% p.a. in real terms, and 9.12% p.a. nominal.

Main indexors of debt at December 31, 2018

THE REGULATORY ENVIRONMENT

Electricity generation

2018 was the fifth year in which Brazil’s South-eastern region experienced water flows below average: Affluent Natural Energy was 90% of the long-term average – the fourth weakest result in the last 10 years – compared to 80% in 2017. This long dry series of seasons has had its effect on storage in Brazil’s water reservoirs, which at the end of the 2018 rainy season were at only 44% of maximum level in the South-eastern region.

This caused the spot price of electricity to reach an all-time high in July and August (R$505.18/megawatt-hour), with an average for the year of R$288.57/MWh (the third highest in the last 10 years), and 11% below the average spot price for 2017. The Generation Scaling Factor (GSF) was also affected by hydrology and in 2018 averaged 0.84 (its fourth lowest value in the last 10 years), compared to 0.81 in 2017. The exposure caused by the GSF was mitigated over the year by risk management and renegotiation of hydrological risk.

Electricity distribution

Annual Tariff Adjustment – Cemig D

Cemig D’s Tariff Adjustment is made in May of each year. Every five years, under the concession contract, there is also an overall Periodic Tariff Review, also in May. The aim of the tariff adjustment is to pass on the non-manageable costs in full, and to provide inflation adjustment for the manageable costs which are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the X Factor, intended to capture productivity improvement, under a methodology using the price-cap regulatory model.

Cemig D’s Tariff Review for 2018 set an average increase of 23.19% in tariff levels, comprising the following components: (I) Economic Tariff Repositioning, of 13.30%, arising from an increase of 9.00% in non-manageable (‘Portion A’), costs, and an increase of 4.30% in manageable (‘Portion B’) costs; (ii) financial components, 3.65%; and (iii) removal of the financial components taken into account in the previous Tariff Adjustment – representing an increase of 6.24%.

The increase for residential customers was 18.53%. For industrial and service sector customers, served at medium and high voltage, the average increase was 35.56%. For those served at low voltage, the average increase was 18.63%.

Of the amount charged to the customer on the invoice, 20.9% remains with Company: this total referred to as ‘Portion B’, is to remunerate the investment, cover depreciation and pay the concession holder’s running costs. The remaining 79.1% is passed on, and comprises: (i) ‘Portion A’, comprising energy bought for resale (28.5%), sector charges (12.9%), and transmission costs (6.5%); and (ii) taxes: ICMS (25.1%) and the Pasep and Cofins taxes (total 5.8%). Under Brazil’s Constitution, Cemig D is obliged to charge certain taxes directly on the customer’s electricity bill, and pass them on to the related authorities.

Another component charged on the customer’s electricity bill is the Contribution to Finance Public Illumination (Contribuição para Custeio do Serviço de Iluminação Pública, or CIP). The amounts of this charge are decided by individual municipal prefectures. Cemig collects the amount, passes it on to the prefectures of individual cities and towns – which are the bodies responsible for planning, building, expansion, operation and maintenance of public illumination facilities.

In the 774 municipalities of Minas Gerais State where Cemig distributes electric power D, more than 691,000 customers are rural customers, and approximately 550,000 are classified as low-income customers. These customers benefit from a subsidy, enabling them to pay less than cost for the electricity they consume. For low-income customers with consumption up to 30kWh/month, the benefit results in a discount of 65%. For consumption between 31kWh and 100kWh per month, the discount is 40%; and for the range between 101 and 220kWh per month, the discount is 10%.

Cemig’s project to deliver electricity bills by email had reached 220,000 customers by the end of 2018, 62.96% more than at the end of 2017 (135,000). This is an important initiative in sustainability, and also has a direct effect on customer satisfaction, providing a sentiment of contributing to preservation of the environment.

Cemig has implemented its On-site Printing project, enabling bills to be delivered immediately to customer units in rural areas. This printing in the field has saved approximately R$400,000 per month.

Today a total of 1,014 customer facilities, or 8.96% of medium-voltage clients, are remotely metered.

Management of payments and revenue collection

To combat a record level of default, in 2018 Cemig redoubled efforts to collect overdue customer bills. Since December 2016 there has been no significant increase in Cemig’s default percentages, showing that this situation is being held under control. In the residential customer category – the largest segment of the captive market – default in in 2018 was 7.6% lower than in 2017, and 11.6% lower than in 2016. In view of this, we expect to see a more consistent fall in the total financial volume of default from now on.

In relation to the estimated losses due to default, changes were made in 2018 in the method of calculation to meet new accounting rules, and a net volume of R$264 million was recorded for estimated losses in the income statement for the year.

The Company uses various tools of communication and collection to prevent increase in default. These include contact by telephone and email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply.

The company organized a robust disconnection plan in 2018, with a total of more than 1,340,000 disconnections in various customer categories. This was the largest-ever number of customer disconnections ever carried out by the Company in a single year.

As well as these various collection tools, the Company also offers customers the opportunity to bring debts up to date, through campaigns offering special conditions for negotiation with low-voltage clients, hospitals and public authority entities.

With the more intense application of the tools for collection, and actual disconnection of past due customers, the Company is even more confident that default indices will be reduced in the coming years.

Management of power losses

The IPTD index – total losses as a percentage of total energy injected into the distribution system – in 2018 was 12.48%. This comprised 8.77% technical losses, and 3.71% non-technical losses. This figure for the IPTD is above the target set by Aneel for Cemig D for its fifth tariff cycle (2018-2022) – those targets are 11.75% for 2018 and 11.23% for the end of 2022. Even so, there was a significant reduction in the IPTD in 2018 – of 1.76% from the 2017 result of 14.24%.

Technical losses had increased from 7.84% in the third tariff cycle (2008-12) to 8.77% in the fourth tariff cycle). A highlight has been the improvement achieved by the Company in the regulatory mechanism for recognition of technical losses, due to the work done by the group created by the company in 2014 which made various studies to implement the new methodology of calculation of technical losses, and also held technical discussion with Aneel in the context of Cemig D’s most recent Tariff Review.

The reduction in technical losses has been achieved following implementation of various physical upgrade works on the system at high, medium and low voltage: for the 2018-22 cycle, investments of the order of R$4.5 billion in the electricity system are planned.

In relation to non-technical losses – energy consumed but not billed, due to reasons including fraud, clandestine connections, metering deficiency, errors in client registration or for other reasons – these are normally expressed in relation to the total low-voltage market billed (the base adopted by Aneel): the result in 2018 was 10.53% (compared to 13.11% in 2017 – a reduction of 2.58 percentage points), while the regulatory target is 7.31%. Intensification of actions to combat losses, started in 2017, have provided stabilization, and the beginning of a reduction in Cemig D’s levels of non-technical losses, after a complex period in which the indicator increased, largely due to the economic recession in the country.

In 2018 Cemig D took a series of actions focused on reducing non-technical losses, led by a significant increase in the number of inspections in customer units where fraud was suspected. There was a total of 185,000 inspections throughout the state as a whole, 86.86% more than in 2017 (99,000 inspections), resulting in an increase of revenue of R$54.9 million, and recovery of R$8 million.

Several actions were also taken to mitigate non-technical losses: multiple community inspections at strategic points of the capital city and throughout the state, with coverage by media (TV, radio, newspapers, etc.); specific operations that resulted in stopping 500 clandestine electricity connections; 150 actions with a view to criminal proceedings against frequent fraud; and remote monitoring of large clients at high, medium and low voltage (a total of 12,000 medium-voltage clients now remotely metered) – all of this represents ‘bulletproofed’ protection for 43.5% of the distribution company’s billing, with modernization of meter equipment, replacement of 48,000 obsolete meters, and replacement of the communication system of 75 Free Clients supplied at high voltage (enabling greater reliability and speed in billing them).

To achieve the regulatory level of losses in the coming years, Cemig D has a wide-ranging plan to combat losses for 2019-22, with the following planned for 2019:

◾	300,000 inspections at customer units.

◾	Implementation of remote metering at 25,000 large-scale low-voltage clients.

◾	Replacement of 80,000 obsolete meters.

◾	Inspection of 100,000 public lighting points.

◾	Regularization of supply to 20,000 families living in informally occupied zones and low-income areas.

Electricity transmission

Because it acts in a regulated market, Cemig GT’s revenue from the transmission assets is set by Aneel. The amount of this revenue is updated in three ways: by the Periodic Review, the Annual Adjustment, and the possibility of an Extraordinary Review. Similarly to the distribution company, Cemig GT works with the regulatory body seeking recognition of its costs, in the processes of review, adjustment and ratification of the Annual Permitted Revenues (RAPs) for new assets.

The annual adjustment of transmission revenue takes place on July 1 of each year, except when there is a Periodic Tariff Review. This process aims to (i) adjust the approved RAP by the adjustment index specified in each concession contract; (ii) add a component of new RAP for improvements that have started commercial operation in the tariff cycle in question (July of the previous year to June of the year of the adjustment); and (iii) calculate the Adjustment Amount. The regulatory model adopts the revenue cap method.

In July 2018 Cemig GT’s RAP (Concession contract 006/97) underwent a net negative adjustment, of 10.7%. This comprised:

(a)	4% from application of the IPCA index to the revenue already approved, and from recognition of upgrading and improvement works; and

(b)

a negative adjustment of 23.2% relating to the portion of cost of capital not incorporated after the renewal of the concession which took place at the beginning of 2013, as per Mining and Energy Ministry Order 120/2016.

RELATIONSHIP WITH OUR CLIENTS

Quality of retail supply

The charts below show the changes in Cemig’s continuity indicators (DEC – Customer Unit Average Outage Time; and FEC – Customer Unit Average Outage Frequency). They show the continuous improvement in these indicators in recent years, meeting the standards set by Aneel, and demonstrating that the investment in actions to improve quality of supply, described above, are on the right path.

Service policy

To provide quality customer service, and to facilitate customer access, Cemig D makes available a mix of customer service channels available in various means of communication, both in-person and by telephone or online, serving all the segments of the market.

Cemig D is present in all the 774 municipalities of its concession area. In-person customer service is given by the Cemig Fácil service network, operating in 142 Branches and 635 Service Posts. In 2018 a total of 9.7 million customer contacts were made through this channel.

Telephone service is provided through the Fale com a Cemig (Talk to Cemig) facility. This includes a specific number for the hearing-challenged. This channel also handles service to customers via social media (Facebook, Twitter). The number of contacts reported in 2018 was 12.2 million.

The Cemig Torpedo text messaging service enables the customer to request service for outages, to consult the balance payable, and even to advise the company of meter readings by text message. A total of 2.2 million messages were received in 2018.

For the online channels, we highlight the Cemig Atende (‘Cemig Serves’) app, for smartphones and tablets on Android or IOS or Windows Phone platforms – which had 10 million contacts in the year. The total number of contacts through stand-alone self-service machines (‘totems’) was 2.3 million.

Through Cemig D’s website, and its services app via Facebook and Telegram, the client can ask for the services most in demand, such as: second copy of electricity bill, consultation on balance outstanding, change of due date, registering for receipt of electricity bills by e-mail, etc.

The site also has specialized service for specific market segments, with exclusive areas for clients of distributed generation; large-scale clients served at medium voltage; equipment and facility planners; and others. Cemig’s ‘Online Branch’ had more than 9.4 million contacts in 2018.

The total number of client contacts through the various channels in 2008 was 45.8 million or 22.4% more than in 2017 (37.4 million).

Customer satisfaction

Aneel customer satisfaction index – IASC

In the survey for 2017, announced in 2018, Cemig was one of the finalists in the IASC awards for companies in the Southeast Region with more than 400,000 customer units. Its score of 65.75 was 2.67% higher than in 2017, higher than the average for all Brazilian concession holders (63.16) and the average for its category (Southeast, over 400,000 customers), which scored 63.14.

This score placed Cemig third in the 10 largest electricity distributors in the Southeast region—and it rose 11 positions in the Brazil-wide IASC ranking—which included 68 distributors participating in Aneel’s 2017 survey.

The survey was taken between September 23 and December 6, 2018, but the final result was published only in first half 2019.

INVESTMENTS

Investments in generation:

Electricity generation

The Cemig group is currently involved in the construction of the Belo Monte hydroelectric plant and four small hydroelectric plants (SHPPs): Dores de Guanhães, Senhora do Porto, Fortuna II and Jacaré. The (equity-proportional) addition to generation capacity provided by these plants will increase the Cemig Group’s total hydroelectric installed generation capacity by 1,335 MW.

Assets	Proportional generation capacity (MW)
Belo Monte – (through Amazônia Energia)	818
Belo Monte – (through Aliança Norte Energia)	495
Guanhães	22

Total	1,335

Total investments in 2018 in these plants were: R$60 million in Guanhães, R$51 million in Santo Antônio, and R$102 million in Belo Monte.

Belo Monte project: Norte Energia S.A. (Nesa) is a special-purpose company holding the concession to build, operate and maintain the Belo Monte hydroelectric plant on the Xingu River in the Amazon region in the north of Brazil. Cemig GT has an indirect interest of 11.69% in Nesa, through the companies Amazônia Energia S.A. (in partnership with Light) and Aliança Norte Energia Participações S.A. (in partnership with Vale), which are both shareholders of Nesa. Cemig GT has so far invested approximately R$1.6 billion in this project.

The first generation unit began operating in 2016, and 18 units are now generating commercially. When completed in 2020, Belo Monte will have a total capacity of 11,233 MW.

Guanhães project: Guanhães Energia S.A. (‘Guanhães’) was formed in June 2006 to build and operate four small hydro plants in the state of Minas Gerais with total capacity of 44 MW. Cemig GT has invested approximately R$249 million in this project.

Construction work was interrupted in 2015. Work was resumed in November 2017, and the first generating unit began commercial operation in May 2018. The ninth and last is planned to start commercial operation in April 2019.

On December 20, 2018 Cemig GT concluded acquisitions of an equity stake held by the company Energimp in the Parajuru and Volta do Rio wind farms, through an elimination of crossover stockholdings, which involved exchanges of asset and payment of approximately R$23 million. In another set of transactions, ownership of several wholly-owned electricity generation and trading companies was transferred from the parent company, Cemig, to Cemig GT; this transfer was realized for a consideration, of R$423,163. There are more details in Note 17 to the financial statements.

Investments in transmission

In the transmission business, the decision on rules for reimbursement of assets in previous years has ensured that we had a stable flow of cash for the coming year, making it possible to expand the multi-annual Program of investments for Cemig GT from R$1.1 billion to R$1.45 billion – which will make it possible in the future to add new revenues arising from these investments, and mitigate important risks for operation of the system.

Investments in distribution

Investments in distribution in 2018 totaled approximately R$768 million.

Under its Distribution Development Plan (PDD), Cemig D plans to invest R$4,498 million over the period 2018–22, in June 2017 currency, on works at high, medium and low voltage in the electricity system for expansion and upgrading, operation and maintenance, refurbishment, change of client metering, environmental works, third-party security, and telecommunications.

The Distribution Development Plan (PDD).

Created by Cemig D in 2018, this project defines a regulatory and strategic view on procedures to improve processes and develop tools to support decision-making, to maximize effectiveness of Cemig D’s development plan, with expected gain in the order of R$270 million.

System expansion – Distribution of substations lines (69kV to 161kV)

To provide continuous increase in the availability of electricity, with quality and safety, in the quantity required by customers, promoting social, industrial and commercial development, R$123 million was invested in the electricity distribution system of Cemig D in 2018, including the high, medium and low voltage systems.

10 substations were expanded, and 26km of distribution lines were built in the year.

Expansion of the electricity system – networks (medium and low voltage).

Cemig D’s works on the Distribution Development Plan will serve requests from medium and low voltage clients in the 774 municipalities of it concession area. This plan is divided into Macroprojects, related to the various segments of works to meet the demands of the Plan.

The Urban Service Macroproject concentrates the investments necessary to meet demand from customer units in the urban area – which is always provided without charge for the requesting party. Investments totaling approximately R$114.2 million were completed in 2018, extending new networks of 379km and permitting collection of 218,237 urban customer units to the electricity system.

The service to customer units in rural areas that have the right to service without charge is carried out through the Rural Service Macroproject. 19,000 new customer units were connected through extensions totaling 5,324 km to the medium and low voltage networks in 2018, resulting in a total of R$231.7 million in investments in rural distribution infrastructure networks.

Connection of customer units that do not qualify for connection free of charge is provided by the Complementary Service Macroproject. R$807.4 million was invested by Cemig in the electricity system at medium and low voltage and R$159.5 million by the requesting parties, in financing of works, in 2018. This enabled connection of 7,563 clients and projects to Cemig D’s distribution system.

For the distribution system to be able to absorb all the client and project connections served by the Urban, Rural and Complementary Service Macroprojects, a range of works needs to be carried out on the distribution assets, such as: expansion of power capacity, conversion from single phase to 3-phase networks, connections between feeds, refurbishment, network and operational contingency works. Strengthening and upgrades to the electricity system are made by the Network Strengthening and Upgrade Macroprojects – in 2008, works were carried out on 495km of medium and low voltage networks, for total investment of R$59.3 million.

The Public Safety macro project was created to eliminate electric shock risk situations in Cemig D’s distribution networks. This program aims to carry out the investments necessary for removal or transfer of networks to eliminate risk of accidents by direct or indirect touch or other risk situations for members of the public in the distribution networks. A total of 1,295 facilities were regularized in the year, with investment of R$8.8 million.

Investments in natural gas

Gasmig – Companhia de Gás de Minas Gerais – is the exclusive distributor for piped natural gas in Minas Gerais State, by grant of a concession, and serves industrial, residential, commercial, co-generation, and automotive (VNG) customers, and thermoelectric generation plant, as well as providing compressed natural gas (CNG).

In 2018 Gasmig invested a total of R$70.3 million – comprising: R$50.1 million in expansion of the distribution network (including maintenance and operation of the natural gas network) in Minas Gerais; R$6.7 million in telecoms and IT; and R$13.4 million in infrastructure.

In 2018 the client base was powerfully increased to 42,301, with connection of almost 11,000 new units to the natural gas distribution network in 2018, to serve these clients.

THE DISINVESTMENT PROGRAM

With the worsening in the economic situation, Cemig has put in place a process of sale of assets, begun in 2016, which culminated with publication, on June 1, 2017 of its Disinvestment Program, which aims to restore a financial balance through accelerated reduction of net debt.

The company’s criteria for choice of priorities in the Disinvestment Program were:

a)	assets with the highest liquidity;
b)	assets that are not expected to provide returns in the short term; and
c)	assets that are not strategic and/or in which Cemig has smaller holdings.

Since the processes of sale are subject to legislative, stockholding and regulatory restraints, a portfolio has been selected that meets the needs for deleverage based on expectation of success rate of at least 50% by the first half of 2018.

Continuing the disinvestment process, in 2018 the Company sold telecom assets, for proceeds of R$654 million – which was R$287 million above the minimum set for the auction price.

The Company continues to focus on implementation of its disinvestment program in 2019 through transactions for disposal of equity interests, for proceeds that will help reduce its leverage.

CAPITAL MARKETS AND DIVIDENDS

Cemig’s shares were initially listed on the stock exchange of Minas Gerais State on October 14, 1960. Since 1972 they have been traded on the São Paulo stock exchange – under the tickers CMIG3 for the ON (common) shares, and CMIG4 for the preferred shares (PN). Cemig has been listed at Corporate Governance Level 1 on the São Paulo stock exchange since October 2001. ADRs for Cemig’s shares have traded on the New York stock exchange since 1993 with tickers CIG and CIG/C) – and at Level 2, since 2001. Cemig shares have traded on the Madrid stock exchange (ticker: XCMIG) since 2002.

Stockholding structure

This chart shows the stockholding structure of Cemig on Monday, December 31, 2018, with share capital of R$7,294 million:

Share prices

The closing prices of Cemig’s securities in São Paulo (Bovespa), New York (NYSE) and Madrid (Latibex) in 2017 and 2018 were as follows:

Security	Ticker	Currency	Close of 2017	Close of 2018
Cemig PN	CMIG4	R$	6.39	13.86
Cemig ON	CMIG3	R$	6.32	15.03
ADR PN	CIG	US$	1.91	3.56
ADR ON	CIG.C	US$	1.83	3.93
Cemig PN (Latibex)	XCMIG	Euros	1.78	2.98

Source: Economática. Prices adjusted by corporate action, including dividends.

Total trading volume in the preferred shares, CMIG4, in 2018 was R$26 billion, a daily average of approximately R$108.79 million. The total volume is 57.27% higher than in 2017, making Cemig’s preferred (PN) shares one of the most traded on the São Paulo stock exchange, thus offering investors an enhanced degree of security and liquidity.

Average daily volume of trading in the preferred shares on the NYSE in 2018 was US$ 11.74 million, with total volume of US$ 2.96 billion – reaffirming Cemig’s position as a global investment option.

On the São Paulo exchange, Cemig was the energy sector company with the highest trading volume. And on the NYSE, Cemig’s ADRs were the most highly traded of all ADRs representing shares of the Brazilian energy sector in the year.

	CMIG4	CMIG3	CIG	CIG.C	IBOV	IEE	DJIA
2018/2017	116.8%	137.8%	86.6%	115.3%	15.0%	24.0%	–5.6%

Market capitalization is calculated on the totality of the company’s shares at market price on the last trading day of each year. Cemig’s market cap. increased by 145.90% in 2018.

PROPOSAL FOR ALLOCATION OF NET INCOME

The Board of Directors decided to propose to the Annual General Meeting to be held on April 30, 2019 the following proposal for allocation of: (a) the 2018 net income, of R$1,700 million, and (b) the negative balance of retained earnings, of R$115 million – which results from the initial adoption of CPC 48 (R$182 million), less R$67 million arising from realization of the deemed cost of PP&E.

◾	R$867 million as minimum obligatory dividends, to the Company’s shareholders, as follows:

-

R$210 million in the form of Interest on Equity, to be paid in two equal installments, by June 28, and December 30, 2019, to stockholders whose names were on the Company’s Nominal Share Registry on December 21, 2018;

-

R$657 million in the form of dividends for the 2018 business year, to be paid by December 30, 2019 to stockholders whose names are on the Company’s Nominal Share Registry on the date on which the Annual General Meeting is held;

◾	R$709 million to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s consolidated investments planned for 2018, in accordance with a capital budget.

◾	R$10 million to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive amounts gained in 2018 due to investment in the region of Sudene.

CORPORATE GOVERNANCE

The Company’s Board of Directors has 9 sitting members, and an equal number of substitute members, appointed by the stockholders. The by-laws specify that the period of office of all Board Members shall run concurrently and shall be of two years, and that a member may be reelected at the end of a period of office. In 2018, 31 meetings of the Board of Directors were held, to decide on a range of matters such as, among others, strategic and budgetary planning, investment projects and acquisitions.

The Audit Committee, created in June 2018, advises the Board of Directors on the exercise of its functions of auditing and inspection in relation to: the quality and integrity of the accounting statements; adherence to the legal and regulatory requirements; and effectiveness of the internal control systems and the internal and external auditing. It has three members, with term of office of three years, and re-election is allowed. One of its functions comprises the activities specified in the Sarbanes-Oxley Law for the Audit Committee.

The Audit Board is established permanently, and has five members, elected for periods of office of two years – able to be renewed for further periods. Its duties are set by the applicable Brazilian legislation and, when these do not conflict, by the laws of the countries in which Cemig has shares listed and traded. The Audit Board held 17 meetings in 2018.

RELATIONSHIP WITH EXTERNAL AUDITORS

The Company’s policies in contracting of services of external auditors aim to avoid conflict of interest and loss of independence or objectivity, and are based on the principles that preserve the independence of the auditor. To avoid subjectivity in the definition of principles of independence in the services provided by the external auditors, procedures have been established for approval of the contracting of these services, expressly defining: (i) services that have been previously authorized; (ii) services that are subject to prior approval by the Audit Board/Audit Committee; and (iii) services that are prohibited.

Complying with the rules of the CVM, a turnover system of external auditors is adopted, with a frequency of 5 years. Currently the Company’s external auditors are Ernst &Young Auditores Independentes S/S. They are responsible for auditing the financial statements at December 31, 2018. The services provided by the Company’s external auditors have been as follows:

Service	2018	As % of audit fees	2017	As % of audit fees
Auditing services
Auditing of Financial Statements	5,386	100	3,654	100
Additional services:
Review of tax accounting and quarterly provisions for income tax and Social Contribution tax	—	—	156	4.27
Comfort letter for issuance of debt instrument	881	16.36	845	23.13

Overall total	6,267	116.36	4,655	127.39

The additional services were contracted jointly with the external auditing services and refer, basically, to review of tax procedures adopted by the Company, and to preparation of a comfort letter for issuance of a debt instrument. These do not represent any type of consultation, tax planning or conflict of interest.

It should be noted that any additional services to be provided by the external auditors, including that mentioned above, are subject to obligatory prior approval by the Executive Board and Board of Directors, taking account of any conflict of interest, loss of independence or objectivity of the auditors, in accordance with the terms specified in the Sarbanes-Oxley Law and CVM Instruction 381/2003.

AUDITING AND MANAGEMENT OF RISKS

Cemig has an Annual Internal Audit Plan for assessing the principal corporate procedures. The objective is to ensure that procedures continue to be appropriate and fit for purpose, and that there is compliance with all laws, rules, standards and internal procedures. The decisions on which processes and companies will be audited in a year are based on the degree of risk that they represent for the business and for the Company’s financial statements. Priority is given to procedures with higher risk, which are audited more frequently than those judged to be of lower risk.

Management of corporate risks is one of the processes of Cemig’s Corporate Governance Practices. It consists of mapping of the events that could interfere with the Company achieving its strategic objectives – these are described as Top Risks. Structuring and analysis of operations from the point of view of risk management aim to optimize investment in the control of activities – reducing costs and losses, improving performance, and consequently helping the Company achieve its targets.

The mapping of the Top Risks in 2018 was oriented by themes for priorities stated by the CMRC, validated by the Executive Board and the Board of Directors and covering the parent company, and the distribution, generation, transmission and trading businesses – all the data being recorded in the SAP Risk Management system. Reports on the Top Risks, and recommendations by the CMRC for dealing with each case, are made to the Executive Board and the Board of Directors in accordance with a flow pattern approved by the Committee.

Anti-fraud Policy

The Company has a policy of prohibiting any type of gift, direct or indirect, or form of money or that can be estimated in terms of money, goods, or services, including in the form of publicity or advertising, that has a political objective of favoring any political party or its members, whether militantly active or not. This Policy applies to Cemig, and its wholly-owned and other subsidiaries, and is in line with the ‘Elections Law’—Federal Law 9,504 of September 30, 1997, as amended by Law 13,487 of October 6, 2017.

Cemig also has a ‘Whistleblower Channel’, an Ombudsman, and an Ethics Committee. They deal with recording and treatment of any irregularities or ethical dilemmas affecting its operations. All reports are assessed, and when concluded, answers are made available to the accusing parties.

The ‘Whistleblower Channel’ preserves anonymity for those providing information. It enables situations thought to involve discrimination to be reported.

TECHNOLOGICAL MANAGEMENT AND INNOVATION

The electricity industry in Europe, the US and various other parts of the world is undergoing transformational changes, led by the intersection of various factors, such as: (i) growing decentralization of energy generation systems; (ii) advances in energy storage technologies; (iii) proliferation of digital technologies, which enable energy to be produced, transmitted and consumed more intelligently and efficiently; (iv) growth in various sources of renewable energy, such as wind and solar; and (v) the trend to decarbonization of the energy system, as part of global efforts to mitigate climate change.

All these transformations directly affect the power industry and represent at the same time threats and opportunities for a company like Cemig. These changes can be grouped into three trends – the “three D’s”: 1) Digitalization; 2) Decarbonization; and 3) Decentralization – placing new types of demand on the energy sector, coming from: the public in general, from other sectors of the economy, and indeed from the government, through its regulators.

With eyes on this new group of changes, in 2018 Cemig created the CemigTech program, and the Strategic Digital Technology Plan – covering training, diagnosis, prospecting and technological ways forward, aiming to:

◾	create new training for the new types of business emerging in the country and the world;

◾	define strategies for execution of R&D projects in the short, medium and long term;

◾	build project bid documents to collect R&D proposals in digital technology to place the company in harmony with technological evolution and the major digital transformations; and

◾	create projects that can boost new business activities that create economic and social benefit for the Company.

The Energy Efficiency Program

Through its Energy Efficiency Program, Cemig has been running projects to orient the population on the optimum use of electricity since the 1980s.

The legislation regulated by Aneel currently requires distributors to invest 0.4% of their net operational revenue in energy efficiency projects.

As from 2015, there has been a significant increase in the number of projects developed under Cemig D’s Energy Efficiency Program – reaching a total of 76 initiatives in execution at the end of 2018. They include project from public Calls for Projects, held annually by the program, and also projects built directly by Cemig.

In 2018 the program invested approximately R$150 million, and due to a change in the Aneel resolution, now has the major challenge of investing the same amount during 2019.

The actions of the Program tend to focus on energy efficiency associated with social responsibility, innovation and generation opportunities for Cemig D as a business. They have prominently featured initiatives benefiting hospitals, schools, low-income communities and public lighting.

Research and Development program

In the last 3 years Cemig D has invested more than R$40.5 million in research and development projects, on a range of subjects. In 2018 alone, more than 42 R&D projects were in progress with investments of more than R$28.6 million.

The following are some highlights among these projects:

◾	Technical and commercial arrangements for inclusion of energy storage systems in combination with distributed generation system in the Brazilian distribution network.

◾	Technical and commercial pilot study for a distributed storage system with critical fees in the 13.8kV distribution network.

◾	Development and application of the Data Governance method and construction of integrated architecture for formation and management of regulatory databases of a power distribution concession holder.

◾

The Sun and Homes Trail (‘Veredas Sol e Lares’) Project – economic and social development in the semi-arid region of Minas Gerais, based on mobilization, skill acquisition and participation of local populations for the use of distributed hybrid photovoltaic generation in the revitalization of water projects.

SOCIAL RESPONSIBILITY

Cemig bases its relations with communities near its project sites on actions guided by a sense of joint responsibility and by stimulus for local economic and social development.

In all its interactions Cemig takes care to respect and listen to those who are affected by any of its activities or have any direct contact with the Company.

The following are some of the highlights of 2018:

The Smart Energy Program: This program expresses Cemig’s concern to serve clients with quality, and to orient them on correct and rational use of electricity. The investment in 2018 was R$47 million, resulting in savings of 1,288,015 MWh/year and reduction of peak demand by 409,818 kW in the residential, rural, commercial and services categories.

The Proximidade (Proximity) Program: This was created by Cemig to form a closer relationship with communities close to plants under Cemig’s concession, and jointly with other programs of the Company, to take technical knowledge to them and promote their social development. Meetings are held in which specialists give objective presentations to explain operational aspects of reservoirs, make the initial preparation of the Emergency Action Plan (PAE), and publicize the environmental actions Cemig carries out at dam reservoirs. Other subjects dealt with include dam safety and secure coexistence with the electricity system.

For 2018, the Program gave specific attention to meeting the requirements of Law 12,334/2010 – the Dam Safety Law. 13 meetings were held in key cities of Minas Gerais, involving 54 municipalities and approximately 100 agents of the Civil Defense.

The Donations Program; Through the Donations Program, Cemig gives discounts of up to 25% on electricity bills, subject to a ceiling, to philanthropic institutions that provide social and health assistance free of charge. In 2018 a total of 972 entities were benefited, for a total of R$7.2 million in deductions on electricity bills.

Sponsorship Program: In the Sponsorship Program, donations in favor of the institutions are raised from third parties (the ‘Sponsors’), by additions to their electricity bills which are then 100% passed on to the institution’s bank account. A total of 416 institutions received approximately R$64 million in donations in 2018.

The AI6% Program: This program encourages employees and retirees of Cemig to use a program for paying 6% of their income tax liability to Infancy and Adolescents’ Funds (Fundos da Infância e da Adolescência, or FIA).

The 2018/2019 AI6% Campaign involved the participation of 1,788 employees, who voluntarily allocated R$1.12 million to benefit approximately 25,000 children and adolescents in vulnerable situations, served by 169 institutions. Cemig also allocated part of its income tax payable to the same FIAs, totaling R$1.7 million. Thus, a total of R$3.04 million was donated to entities spread out over 89 counties/municipalities in the Company’s area of influence.

Volunteers’ day – ‘V day’: ‘V-Day’: a date focused on mobilizing and fostering solidarity actions, held annually in a previously selected community. In 2018, the Cemig group’s V-Day coordinating team analyzed the needs and work carried out in various institutions and selected the entity Obras Sociais Pavonianas, which operates in seven needy communities. A day’s programming, diversified for all ages, was prepared by the team of volunteers based on the profile and demands of the region, and carried out for approximately 1000 residents of the community. The day raised donations totaling: three tons of clothing, shoes, accessories and toys, which raised R$3,768.35 in sales at the bazaar, 150kg of foods, 150kg of personal hygiene and cleaning products. All were donated to the institution.

Corporate Volunteer Program In August 2018 Cemig launched its ‘Voluntary Cemig’ (the acronym, VOCÊ, spells ‘you’ in Portuguese), which includes various actions to encourage and support employees’ involvement in voluntary activities. Corporate volunteering is recognized in the business world as an important tool for improving organizational climate, developing skills, and contributing to improvement of society – and a company’s image and reputation.

The VOCÊ Program aims to stimulate and disseminate the employees’ solidarity and voluntary work, to promote human development and contribute to the well-being of communities where the company works. The Program is structured to maximize the potential of volunteers’ ongoing actions – a path that migrates gradually from assistentialism to participative citizenship and social transformation.

Projects in culture, sport and health

Cemig has a policy of sponsorship that aims to evidence the company’s commitment to the reality and demands of the environment and the locations where it works, contributing to development and strengthening culture, sport, education and social activity, in line with public policies of the communities where it is involved.

Health:

Cemig allocated almost R$2 million to improving service to the communities attended by the institutions in various regions of Minas Gerais, with a highlight for support to philanthropic hospitals in the State and some 185 social programs.

Sport:

In 2018, the Company invested a total of R$4.3 million in sports.

For the community, sports programs create social recovery and citizenship benefits, especially for children and teenagers, not only by encouraging sports but also by generating opportunities for local young people to become athletes.

For Cemig, these projects enhance its image as a company committed to the development of healthy habits, and the welfare and development of the communities.

Culture

Strengthening this area is also one of the Company’s Corporate Citizenship priorities. Cemig allocated approximately R$18 million to cultural projects, since it believes that they generate leisure opportunities, help develop the critical faculty, and provide human development.

Value added

The Value Added Statement (Demonstração do Valor Adicionado, or DVA) is an indicator of the Company’s generation of wealth, and its importance for society in general: the added value created in 2018 was R$17,472 million, which compares to R$15,050 million in 2017.

Human resources

Cemig believes that its human capital is a fundamental element for fulfillment of its commitment to economic, social and environmental sustainability. With this focus, it adopts best practices in the labor market in its management of people.

Number of employees

In view of the reality imposed by the present conditions of regulation in the energy sector, Cemig D is working towards more efficiency and greater alignment with the sector benchmarks. In the quest for increasing efficiency, Cemig has offered voluntary retirement programs in recent years. These have reduced its workforce in the last five years, from 7,922 employees in 2014 to 6,083 in 2018:

Health, Hygiene and Safety in the workplace

Cemig has continually reduced its work accident frequency index (TFA) in recent years, to record low levels. At the end of 2017, this index was 1.47 accidents with time off work part million person hours worked. Up to November 2018 (last available figures), this indicator was 1.44, indicating that we had broken our own record for the third year running.

This historic sequence of results for the TFA was only possible due to the commitment assumed by senior management in 2015, which established the directive: ‘ZERO TOLERANCE for Serious and Fatal Accidents’.

Setting of this directive was fundamental in the decision on a package of actions to promote health and safety throughout the whole of Cemig’s workforce. These actions played a fundamental role in the company having no fatalities in its workforce in the year in 2018 – something that had not happened for 23 years.

UniverCemig

UniverCemig is responsible for employees’ skill acquisition and development, providing structured education, including its own training and outsourced training in Brazil and worldwide, and management of postgraduate and language courses. It also operates in the market, offering training to other companies, principally companies providing services to Cemig D (distribution).

In 2018 Cemig hired 308 new employees, selected by two public competitions – No’s 02/2017 and 03/2017 – and also by the directive that allowed hotline work at medium voltage to be carried out by outsourced contractors.

In this context, UniverCemig began professional training of 121 Above-ground Line and Network Electricians, 11 Electricity Line Assembly Electricians, 9 Transmission Line electricians, 102 technicians, 6 engineers and approximately 65 people from outsourced contractors who will carry out hotline work.

These skill acquisition facilities made a significant contribution to the increase in the number of participations in technical training, and consequently in the number of person-training-hours. In 2018 there were 7,233 technical training participations for Cemig’s own employees, and 3,039 for employees of other companies. In total, it was 325,564 person-hours of training, of which 230,454 were with the Company’s employees and 95,110 with for other companies.

In online courses, more than R$156,000 was invested, serving approximately 7,000 employees, including members of the Executive Board, Audit Board and Board of Directors, outsourced workers and interns.

Environment

In 2018, Cemig invested approximately R$47.4 million for environment purposes. Among the three fronts of investment, a highlight is the funding for management of waste: R$755,000 was spent on management of waste; R$4 million on Research and Development projects; and R$42.8 million on environmental obligations and improvements. The Social-environmental Adaptation Committee periodically reviews the prioritization and allocation of these funds.

Water resources

Cemig published daily figures on the levels of several of its reservoirs on its website.

Although it does not consume water in its hydroelectric generation process, Cemig is a major user of this resource and as a result participates actively in decision committees and forums, accompanying and proposing the most appropriate decisions possible for the power industry, reconciling multiple uses of river basins. These organizations include: the National and State Water Sources Councils, the committees of the various river basins, Technical Chambers and WorkGroups.

Cemig has indicators for management of water resources, which are periodically analyzed, showing the trend of compliance with targets, and making occasional interventions necessary. One highlight is the Plant Energy Planning Efficiency Index (IEPE) – a measure of the efficiency of the energy operation of Cemig’s hydroelectric plants: it compares actual generation to optimal generation, taking into account actual flows, maintenance of the generating unit, and compliance with operational restraints.

The chart below shows the information on water storage levels in Cemig’s principal reservoirs in December 2018, compared with the same time in previous years.

Water availability – Percentages of total reservoir volumes

Dam safety

The process that aims to ensure safety of the dams operated and maintained by Cemig uses, in all its phases, a methodology founded on best Brazilian and international practices, also complying with Brazilian Federal Law 12,334/2010, which established the National Dam Safety Policy and its associated regulation (Aneel Normative Resolution 696/2015).

The process includes field inspection, collection and analysis instrumentation data, preparation and updating of dam safety plans, planning and monitoring of maintenance services, analysis of results, and classification of the built structures. Based on the classification of structures, frequency of safety inspections and the monitoring routine are established.

The vulnerability of each dam is calculated automatically, and continuously, and monitored by the specialized Inspetor dam safety system. There are periodic reviews of dam safety by Cemig’s professionals, which can also involve a multidisciplinary team of external consultants. These reviews go carefully into all matters relating to the safety of the dams, which are carefully investigated by highly-qualified specialists.

Cemig was the pioneer in Brazil in preparation of emergency plans (‘PAEs’) for dam rupture – it began studies on the subject in 2003. There are currently specific emergency plans available for each dam, covering the following items:

•	Identification and analysis of possible emergency situations;

•	Procedures to identify any malfunction or potential rupture conditions;

•	Procedures for notification;

•	Preventive and corrective procedures to be adopted in emergency situations;

•	Responsibilities; and

•	Dissemination, training and updating.

Internal training on these Emergency Action Plans (PAEs) is held periodically based on discussions or operations. The types of discussion can include seminars, workshops, tabletop exercises or games. Operation activities may include drills or simulations. The purpose of these training courses is to evaluate the PAEs, and propose improvements, especially in relation to flow of communication and procedure for taking decisions.

In 2018 Cemig maintained its policy of increasingly close relations with the public, focused on emergency situations, through the Municipal Coordination Units for Protection and Civil Defense (COMPDECs). Working with the theme areas referred to by Law 12,334/2010 and Aneel Normative Resolution 696/2015, it prepared the strategy for alerts and alarms, and means of communication in dam rupture emergency situations, to be put in place with communities that might potentially be affected by such situations. The document was divided into two parts, for the internal and external public:

•

Internal pae: describing all the procedures for detection, prevention and correction to be adopted in emergency situations, enabling technical management to take the best decision as well and fast as possible, making maximum efforts to preserve the structure of the dam and avoid the accident;

•	External pae: setting out the interfaces between the company and the public during any emergency situations that are detected.

Complying with Normative Resolution 696/2015, the internal PAEs are being dealt with by internal management units of the companies responsible for operation and maintenance of the hydroelectric plants, and being made available to the projects and their structural maintenance and dam security technical teams. The external PAEs are required to be available at the projects, at the prefectures involved, and with the competent authorities and civil defense organizations.

The external document focuses on presenting the risk of flooding caused by ordinary floods, and also by possible dam rupture events. The intention is to build a culture of readiness for flood situations for the communities living along the rivers where Cemig’s plants are located. In 2017 and 2018 a total of 18 external PAEs were delivered, covering 16 municipalities. In 2019, a further 24 external PAEs will be delivered, to approximately 45 municipalities.

To improve the perception of risk and enable municipality contingency plans to be developed with the best technical content, in 2018 Cemig, through a specialized company, carried out surveys of topography for the process of preparation of the cartographic base of the valleys upstream from 43 hydroelectric plants, also to be used in computer models of water propagation for eight flow scenarios, to support the preparation of the Emergency Action Plans to cover dam ruptures and natural floods. The project being developed enables:

•	Construction of the cartographic base;

•	Estimated hydrogram for a rupture;

•	Simulation of propagation of flows for ordinary floods and for rupture;

•	Preparation of thematic maps;

•	Preliminary study of a system for mass notification and estimate of the population affected.

The major gain which the approach adopted by Cemig proposes is presentation of the impacts caused by natural floods, giving greater security to populations living by rivers, and developing the resilience of towns and cities to flood events. Further, the Proximidade program will have a mobile app for relationship between population and their Compecs. This app will contain real-time information on hydrology, operations and climate, and serve as a work tool for the Compec teams. Some 40 meetings are being planned for 2019, involving 500 Compec agents.

Management of waste

Over the whole of 2018, 64,300 tons of industrial wastes were allocated for disposal: 99.58% of these wastes were sold or recycled; 0.17% regenerated, reused or decontaminated; and 0.24% co-processed, incinerated, sent for treatment (effluents and sedimentation), or disposed of in industrial landfills.

Cemig’s disposals of industrial wastes were 62% higher than in 2017, when the total generated was 39,300 tons. In 2018 Cemig completed a five-year cycle of investment – explaining the increase in disposal of wastes.

The disposed waste consists mainly of cables and wires, transformer scrap, scrap metal, scrapped meters, poles, cross-arms, and wood shavings and offcuts. The sale of these 64,000 tons of waste generated R$44.6 million in 2018, an increase of approximately 316% over the previous year’s revenues from the same source. The increase is largely due to disposal of distribution transformers.

In 2018, R$202,000 was spent on disposal of 112 tons of solid waste with oil, solvents, EPIs, fiber and glass fiber wastes, septic tank settlement, residues of asbestos, waste contaminated with PCBs, and insulating mineral oil. This was 76% less in mass than in 2017, mainly due to the lower generation of asbestos wastes, wastes contaminated with PCBs, and insulating mineral oil. In 2018 a total of 33 tons of contaminated wastes and equipment containing PCBs was disposed of. These materials were sent for thermal destruction to a company licensed to carry out this service.

Of the total of oil wastes disposed of, 112.5 tons of insulating mineral oil were regenerated and reused by the Company. This measure, as well as providing environmental benefits such as non-processing of contaminated waste, saved Cemig approximately R$12,300 in cost of acquisition of new oil alone, without taking into account waste disposal costs.

All of these waste disposal activities have confirmation by final disposal certificates.

Programs for fish populations

The activities of the Peixe Vivo (‘Live Fish’) program are in three main areas: (a) conservation and handling programs, seeking to adopt best practices for fish conservation; (b) research and development, enlarging scientific knowledge of ichtiofauna and providing inputs for more efficient conservation strategies; and (c) relationship with the community, disseminating the program’s activities and results to the public, seeking their involvement in construction of the strategic planning.

In 2018 five research projects were carried out using funding from the R&D program and the company itself: 12 works were published related to the projects or actions of the Peixe Vivo program, presenting results for projects in progress or completed. The research project coordinated by the Peixe Vivo team in 2018 involved a total of 32 people from teaching and research institutions.

Cemig’s fish repopulation program currently includes activities at its two research stations – at Itutinga and Machado Mineiro. A total of 198,596 fingerlings were grown and released in 2018. 26 fish population events took place, in 16 municipalities of Minas Gerais state, in the year.

Environmental licensing

As well as being a legal obligation, environmental licensing of Cemig’s activities aims to ensure that its operation and expansion take place in compliance with the environmental and sustainability criteria, and in harmony with the Company’s environmental policy.

Environmental licensing can have a preventive character (in the case of new construction) or a corrective function (for facilities that are already built). For the environmental licensing of the facilities completed before 2007, Cemig D (Distribution) has grouped them by region, dividing the system into seven regional networks: Central, East, West, North, South, Mantiqueira and the Minas Triangle. With Normative Decision (DN) 217/17 coming into force – which excludes substations from facilities requiring licensing, and changed the concept of a transmission line), the facilities of Cemig D (distribution) became no longer subject to licensing, and are thus all regular in relation to the environmental legislation.

Cemig GT now has 79% of its projects duly licensed, and 21% in the process of obtaining of the related environmental licenses.

The risks related to the environmental licensing process are described in the Reference Form and in the 20F Form.

RECOGNITION – AWARDS

Cemig’s efforts in 2018 led to awards recognizing the excellence of its activities by various sectors of society. We highlight the following:

The Transparency Trophy

Cemig was recognized for the 14th year running in this annual award for transparency in financial statements. This is jointly organized by Anefac – the Brazilian Association of Finance, Management and Accounting Professionals, Fipecafi – the Accounting, Actuarial and Finance Research Institute of the Economics and Management School (FEA) of São Paulo University (USP), and Serasa Experian. Cemig’s award, in the category Listed companies with billing over R$5 billion, reflects the clarity of its financial statements and the quality of the information published. The winning companies were chosen by master’s degree and doctorate students of FEA/Fipecafi, after analysis of the financial statements of more than two thousand companies.

The Dow Jones Sustainability World Index

For the 19th consecutive year, Cemig has been selected for inclusion in the Dow Jones Sustainability World Index (the ‘DJSI World’), for 2018–2019. The index functions as a global financial performance indicator, while testifying to Cemig’s objective of respecting and building new businesses in accordance with enhanced corporate sustainability practices. The new composition of the DJSI World comprises 317 companies in 29 countries, selected from among 2521 companies in 60 sectors.

The Bovespa ISE Corporate Sustainability Index

Cemig is included in this index for the 14th year running, reflecting its strong sustainable practices. The index is of Brazilian companies, and assesses corporate governance, economic efficiency, care for the environment, and social responsibility. Inclusion in the ISE recognizes Cemig’s intense efforts to develop sustainable solutions aligned with preservation of the environment.

RobecoSAM 2018 Sustainability Annual

Cemig is listed in the bronze category in the RobecoSAM 2018 Sustainability Annual. RobecoSAM is a European company headquartered in Switzerland, specialized in asset management and supply of products and services in the field of sustainable investments. For its selection, the Annual assesses factors that are important for companies such as finance, capacity for innovation, retention and attraction of talents, and operational efficiency. Cemig’s presence in the list highlights its development of increasingly sustainable solutions both internally and in relation to the public.

The Aneel IASC Customer Satisfaction Index

Electricity customers rated Cemig in the top 3 finalists for the 2017 IASC award, the most important recognition for distribution concession holders, which Aneel runs annually. Cemig was finalist in the category for distributors of the Southeast, which has the highest concentration of customers.

Abracopel Journalism Prize (category: Internet audio-video)

Cemig was given this award to recognize its warning to the public on the dangers of contact with the electricity network during Carnival, in the Internet audio-video category, for its report. Carnival: dangers of electricity, posted on the Mundo da Elétrica YouTube channel. The report contains demonstrations of the risks of using metallic tape, metalized balloons and other objects if they come into contact with the electricity network.

Open Corpus Top 50

Cemig’s constant aim to introduce innovation earned it sixth place in the top 10 companies most engaged with the innovation ecosystem according to the 2018 Open Corpus Top 50 Ranking. The list mainly takes into account the relationship between large organizations and small companies such as startups, based on fostering and development of innovation proposals. Within Cemig, one of the main functions for raising these initiatives is the Research and Development Program, which provides an opportunity for development of discussions that help shape the future of the Brazilian power sector.

The Corporate Knights Global 100

Cemig was one of five Brazilian companies selected as being the most sustainable in the world in the Global 100 list prepared by the Canadian magazine Corporate Knights. The ranking assessed almost 6,000 listed companies in 22 countries – assessed for a group of environmental, social and governance indicators, compared with peers in their sectors, based on publicly available information. Cemig was placed 14th in the list – a major distinction for a worldwide assessment and award.

APPRECIATION

Cemig’s management is grateful to its majority stockholder, the State of Minas Gerais, for the trust and support constantly shown throughout the year. Cemig also thanks the other federal, state and municipal authorities, the communities served by the Company, its shareholders, other investors – and, above all, its highly qualified group of employees, for their dedication.

CONSOLIDATED SOCIAL STATEMENT

	2018			2017
1) Basis of calculations	Amount (R$ ‘000)			Amount (R$ ‘000)
Net revenue (NR)	22,266,217			21,711,690
Operational profit (OP)	2,874,213			2,642,407
Gross payroll (GP)	1,410,491			1,627,026

2) Internal social indicators	Amount R$ ‘000	% of GP	% of NR	Amount R$ ‘000	% of GP	% of NR
Food	84,075	5.96	0.38	90,990	5.59	0.42
Mandatory charges/costs on payroll	300,009	21.27	1.35	318,975	19.60	1.47
Private pension plan	80,314	5.69	0.36	85,178	5.24	0.39
Health	48,105	3.41	0.22	52,590	3.23	0.24
Safety and medicine in the workplace	22,986	1.63	0.10	24,870	1.53	0.11
Education	1,186	0.08	0.01	87	0.01	0.00
Training and professional development	21,538	1.53	0.10	21,847	1.34	0.10
Provision of or assistance for day-care centers	3,371	0.24	0.02	3,272	0.20	0.02
Profit sharing	3,569	0.25	0.02	8,281	0.51	0.04
Other expenses	14,433	1.02	0.06	15,270	0.94	0.07
Internal social indicators – Total	579,586	41.09	2.60	621,360	38.19	2.86

3) External social indicators	Amount R$ ‘000	% of OP	% of NR	Amount R$ ‘000	% of OP	% of NR
Education	1,370	0.05	0.01	1,176	0.04	0.01
Culture	10,570	0.37	0.05	16,369	0.62	0.08
Health and water infrastructure	1,838	0.07	0.01	416	0.02	0.00
Sport	4,035	0.14	0.02	3,313	0.13	0.02
Other donations/subsidies / ASIN project / Sport	25,999	0.92	0.12	2,063	0.08	0.01
Total contributions to society	43,812	1.55	0.20	23,337	0.89	0.12
Taxes (excluding obligatory charges on payroll)	11,663,617	413.26	52.38	9,920,165	375.42	45.69

Internal social indicators – Total	11,707,429	414.81	52.58	9,943,502	376.31	45.81

4) Environmental indicators	Amount R$ ‘000	% of OP	% of NR	Amount R$ ‘000	% of OP	% of NR
Related to the company’s operations	86,245	3.06	0.39	38,311	1.45	0.18

Total investment in the environment	86,245	3.06	0.39	38,311	1.45	0.18

As to setting of annual targets to minimize toxic waste and consumption in general during operations, and increase efficacy of use of natural resources, the company:	( X ) has no targets ( ) meets 0–50% of targets	( ) meets 51–75% of targets ( ) meets 76–100% of targets	( X ) has no targets ( ) meets 0–50% of targets	( ) meets 51–75% of targets ( ) meets 76–100% of targets

5) Workforce indicators	2018	2017
Number of employees at end of period	6,083	5,864
Number of hirings during period	332	27
Number of outsourced employees	316	333
Number of interns	242	227
Employees’ levels of schooling
- University and university extension	1,352	1,352
- Secondary	4,371	4,371
- Primary	141	141
Number of employees over 45 years old	3,232	3,027
Number of women employed	805	752
% of supervisory positions held by women	39.06%	39.66%
Number of African-Brazilian employees	302	290
% of supervisory positions held by African-Brazilians	4.11%	3.68%
Number of employees with disabilities	188	74

6) Corporate citizenship	2018
Ratio between highest and lowest compensation in the Company	24.96
Total number of work accidents	131
Who selects the company’s social and environmental projects?	( ) senior management and functional managers	( X ) senior management and functional managers	( ) all the employees
Who decides the company’s work environment health and safety standards?	( ) senior management and line managers	( X ) all employees	( ) All + Accident Prevention Committee
In relation to labor union freedom, the right to collective bargaining and/or internal employee representation, the company	( ) does not get involved	( X ) follows ILO rules	( ) encourages and follows the ILO
The company pension plan covers	( ) senior management and line managers	( ) senior management and line managers	( X ) all employees
The profit-sharing program covers:	( ) senior management and line managers	( ) senior management and line managers	( X ) all employees
In selecting suppliers, the company’s standards of ethics and social and environmental responsibility:	( ) are not considered	( ) are suggested	( X ) are required
In relation to employee participation in volunteer work programs, the company:	( ) supports	( ) supports	( X ) organizes and encourages
Total number of customer complaints and criticisms:	Via Procon	Via Procon	In the courts
	N.A.	N.A.	N.A.
% of complaints and criticisms met or solved:	Via Procon	Via Procon	In the courts
	N.A.	N.A.	N.A.

7) Other information	2018
Investments in environmental issues	R$30.2 million
Monitoring of reservoir water quality	42 reservoirs and 192 physical, chemical and biological data collection stations
Non-reusable wastes and materials	64,210 tons
oil regenerated by the Company	112 tons
Revenue from sales of waste	R$45.04 million

COMPOSITION OF BOARD OF DIRECTORS,

AUDIT COMMITTEE AND EXECUTIVE BOARD

BOARD OF DIRECTORS
Names
Adézio de Almeida Lima
Marco Antônio Soares da Cunha Castro Branco
Bernardo Afonso Salomão de Alvarenga
Luiz Guilherme Piva
Marco Aurélio Crocco Afonso
Marcelo Gasparino da Silva
José Pais Rangel
Patricia Gracindo Marques de Assis Bentes
Márcio José Peres

AUDIT BOARD
SITTING MEMBERS	SUBSTITUTE MEMBERS
José Afonso Bicalho Beltrão da Silva	Helvécio Miranda Magalhães Júnior
Marco Antônio de Rezende Teixeira	Flávia Cristina Mendonça Faria Da Pieve
Camila Nunes da Cunha Pereira Paulino	Wieland Silberschneider
Rodrigo de Mesquita Pereira	Michele da Silva Gonsales
Cláudio Morais Machado	Carlos Roberto de Albuquerque Sá

The Audit Committee
Names
José Pais Rangel
Pedro Carlos Mello
Gilberto José Cardoso

THE EXECUTIVE BOARD
NAME	POSITION
Cledorvino Belini	Chief Executive Officer
Dimas Costa	Chief Trading Officer
Daniel Faria Costa	Chief Officer for Management of Holdings
Ronaldo Gomes de Abreu	Chief Distribution and Sales Officer
Maurício Fernandes Leonardo Júnior	Chief Finance and Investor Relations Officer
Ronaldo Gomes de Abreu	Interim Chief Generation and Transmission Officer
Ronaldo Gomes de Abreu	Interim Chief Corporate Management Officer

INVESTOR RELATIONS

Cemig Investor Relations Management

Tel.: (31) 3506-5024—3506-5028

Fax: (31) 3506-5025—3506-5026

Website: www.cemig.com.br

e-mail: ri@cemig.com.br

STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

ASSETS

(Thousands of Brazilian Reais)

	Rating	Consolidated		Holding company
		2018	2017	2018	2017
CURRENT
Cash and cash equivalents	6	890,804	1,030,257	54,330	38,672
Marketable securities	7	703,551	1,058,384	80,781	63,960
Customers and traders and concession holders – Transport of energy	8	4,091,722	3,885,392	5,813	—
Concession financial assets	15	1,070,384	847,877	—	—
Concession contract assets	16	130,951	—	—	—
Recoverable taxes	9	124,183	173,790	3,020	43
Income and social contribution taxes recoverable	10a	386,668	339,574	41,274	19,722
Dividends receivables	17	119,743	76,893	945,584	603,049
Restricted cash	11	90,993	106,227	129	87,872
Inventories		35,619	38,134	10	10
Advances to suppliers		6,785	116,050	—	—
Accounts receivable from the State of Minas Gerais	12	—	235,018	—	235,018
Reimbursement of tariff subsidies payments	14	90,845	77,086	—	—
Low-income customer subsidy		30,232	26,660	—	—
Derivative financial instruments —swap	32	69,643	—	—	—
Others		507,918	525,961	13,801	10,473

		8,350,041	8,537,303	1,144,742	1,058,819
Assets classified as held for sale	33	19,446,033	—	1,573,967	—

TOTAL CURRENT		27,796,074	8,537,303	2,718,709	1,058,819

NON-CURRENT
Marketable securities	7	108,683	29,753	10,691	1,737
Advances to suppliers	31	87,285	6,870	—	—
Customers and traders and concession holders – Transport of energy	8	80,889	255,328	—	—
Recoverable taxes	9	242,356	230,678	3,672	1,810
Income and social contribution taxes recoverable	10a	5,516	20,617	2,401	20,617
Deferred income and social contribution taxes	10c	2,146,863	1,871,228	809,270	756,739
Escrow deposits	13	2,501,512	2,335,632	326,345	277,791
Derivative financial instruments -swap	32	743,692	8,649	—	—
Accounts receivable from the State of Minas Gerais	12	245,566	—	245,566	—
Others		697,389	628,443	35,756	34,978
Concession financial assets	15	4,927,498	6,604,625	—	—
Concession contract assets	16	1,597,996	—	—	—
Investments – Equity method	17	5,234,578	7,792,225	12,405,706	13,692,183
Property, plant and equipment	18	2,661,585	2,762,310	2,250	1,810
Intangible assets	19	10,777,191	11,155,928	6,125	2,458

TOTAL NON-CURRENT		32,058,599	33,702,286	13,847,782	14,790,123

TOTAL ASSETS		59,854,673	42,239,589	16,566,491	15,848,942

The Notes are an integral part of these Consolidated Financial Statements.

STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

LIABILITIES

(Thousands of Brazilian Reais)

	Rating	Consolidated		Holding company
		2018	2017	2018	2017
Suppliers	20	1,801,252	2,342,757	9,285	4,667
Regulatory charges	23	514,412	512,673	5,671	—
Profit sharing		78,759	9,089	4,813	348
Taxes payable	21a	409,825	704,572	45,014	5,841
Income and social contribution tax	21b	112,063	115,296	—	—
Interest on equity and dividends payable	26	863,703	427,832	861,420	425,838
Loans, financing and debentures	22	2,197,566	2,370,551	—	—
Payroll and related charges		283,730	207,091	17,446	11,072
Post-employment obligations	24	252,688	231,894	13,774	12,974
Concession financial liabilities	15	—	414,800	—	—
Derivatives financial Instruments—options	32	—	507,232	—	507,232
Advances from customers	8	79,405	232,762	—	—
Derivatives financial Instruments—swap	32	—	12,596	—	—
Payable to related parties	31	—	—	408,114	—
Others		527,942	573,139	12,084	6,218

		7,121,345	8,662,284	1,377,621	974,190
Liabilities directly associated to assets held for sale	33	16,272,239	—	—	—

TOTAL CURRENT		23,393,584	8,662,284	1,377,621	974,190

NON-CURRENT
Regulatory charges	23	178,525	249,817	—	—
Loans, financing and debentures	22	12,574,262	12,027,146	45,081	—
Taxes payable	21a	29,396	28,199	—	—
Deferred income and social contribution taxes	10c	728,419	734,689	—	—
Provisions	25	640,671	678,113	64,204	63,194
Post-employment obligations	24	4,735,656	3,954,287	495,677	446,523
Pasep and Cofins taxes to be reimbursed to customers	21a	1,123,680	1,087,230	—	—
Derivative financial Instruments—options	32b	419,148	307,792	—	—
Derivative financial Instruments—swap	32	—	28,515	—	—
Other obligations		92,005	151,381	5,189	39,049

TOTAL NON-CURRENT		20,521,762	19,247,169	610,151	548,766

TOTAL LIABILITIES		43,915,346	27,909,453	1,987,772	1,522,956

EQUITY	26
Share capital		7,293,763	6,294,208	7,293,763	6,294,208
Capital reserves		2,249,721	1,924,503	2,249,721	1,924,503
Profit reserves		6,362,022	5,728,574	6,362,022	5,728,574
Equity valuation adjustments		(1,326,787)	(836,522)	(1,326,787)	(836,522)
Subscription of shares, to be capitalized		—	1,215,223	—	1,215,223
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	27	14,578,719	14,325,986	14,578,719	14,325,986

NON-CONTROLLING INTERESTS		1,360,608	4,150	—	—

TOTAL EQUITY		15,939,327	14,330,136	14,578,719	14,325,986

TOTAL LIABILITIES AND EQUITY		59,854,673	42,239,589	16,566,491	15,848,942

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(In thousands of Brazilian Reais – except Net earnings per share)

	Note	Consolidated		Holding company
		2018	2017	2018	2017
CONTINUING OPERATIONS
NET REVENUE	28	22,266,217	21,711,690	3,862	325
OPERATING COSTS
COST OF ENERGY AND GAS	29
Energy bought for resale		(11,084,194)	(10,919,476)	—	—
Charges for use of the national grid		(1,479,414)	(1,173,923)	—	—
Gas bought for resale		(1,238,085)	(1,070,623)	—	—

		(13,801,693)	(13,164,022)	—	—
OTHER COSTS	29
Personnel		(1,098,250)	(1,270,188)	—	—
Materials		(81,414)	(72,815)	—	—
Outsourced services		(912,647)	(759,036)	—	—
Depreciation and amortization		(760,720)	(787,129)	—	—
Operating provisions, net		(40,054)	(225,504)	—	—
Infrastructure construction cost		(897,490)	(1,118,749)	—	—
Others		(84,924)	(89,677)	—	—

		(3,875,499)	(4,323,098)	—	—
TOTAL COST		(17,677,192)	(17,487,120)	—	—
GROSS PROFIT		4,589,025	4,224,570	3,862	325
OPERATING EXPENSES	29
Selling expenses		(264,416)	(248,280)	—	—
General and administrative expenses		(671,923)	(763,121)	(78,996)	(51,544)
Operating provisions		(167,232)	(353,282)	(59,677)	(238,791)
Other operating (expenses) income, net		(639,464)	34,760	(62,502)	185,367

		(1,743,035)	(1,329,923)	(201,175)	(104,968)
Share of loss, net, of subsidiaries and joint ventures	17	(103,549)	(252,240)	1,719,540	896,002
Remeasurement of previously held equity interest in subsidiaries acquired	17	(119,117)	—	(198,811)	—
Impairment loss on Investments	17	(127,427)	—	—

Income before finance income (expenses) and taxes		2,495,897	2,642,407	1,323,416	791,359
Finance income	30	1,705,679	803,713	9,548	114,375
Finance expenses	30	(2,224,161)	(1,800,264)	(22,965)	235,541

Income before income and social contribution taxes		1,977,415	1,645,856	1,309,999	1,141,275
Current income tax and Social Contribution taxes	10d	(583,273)	(446,348)	39,432	(85,710)
Deferred income tax and Social Contribution taxes	10d	(15,851)	(197,912)	43,191	(54,611)

Net income for the year from continuing operations		1,378,291	1,001,596	1,392,622	1,000,954

DISCONTINUED OPERATIONS
Net income after tax for the year from discontinued operations	33	363,422	—	307,477	—

NET INCOME FOR THE YEAR		1,741,713	1,001,596	1,700,099	1,000,954

Continuation	Note	Consolidated		Holding company
		2018	2017	2018	2017
Total of net income for the year attributed to:
Equity holders of the parent
Net income from continuing operations		1,377,530	1,000,954	1,392,622	1,000,954
Net income from discontinued operations		322,569	—	307,477	—

Net income for the year attributed to equity holders of the parent		1,700,099	1,000,954	1,700,099	1,000,954

Non-controlling interests
Net income from continuing operations	27	761	642	—	—
Net income from discontinued operations		40,853	—	—	—

		41,614	642	—	—

Net income for the year		1,741,713	1,001,596	1,700,099	1,000,954

Basic and diluted earnings per preferred share	26	1.17	0.84	1.17	0.84
Basic and diluted earnings per common share		1.17	0.37	1.17	0.37
Basic earnings per preferred share from continuing operations – R$		0.95	0.84	1.17	0.84
Basic earnings per common share from continuing operations – R$		0.95	0.37	1.17	0.37

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated		Holding company
	2018	2017	2018	2017
NET INCOME FOR THE YEAR	1,741,713	1,001,596	1,700,099	1,000,954
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remesurement of obligations of the defined benefit plans	(702,153)	(393,261)	(22,422)	(64,801)
Income and social contribution taxes on restatement of defined benefit plans (note 10c)	239,390	132,781	7,624	22,032
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity	—	(2,802)	(447,965)	(220,513)

	(462,763)	(263,282)	(462,763)	(263,282)
Items that may be reclassified to the profit or loss in subsequent periods
Equity gain (loss) on other comprehensive income of subsidiaries and jointly-controlled entities, relating to fair value of financial asset and conversion of transactions outside Brazil	—	(38,134)	(175)	(38,134)
Reclassification of translation adjustments to the profit or loss arising from sale of Transchile	(175)	—	—	—

	(462,938)	(301,416)	(462,938)	(301,416)

COMPREHENSIVE INCOME FOR THE YEAR	1,278,775	700,180	1,237,161	699,538

Total of comprehensive income for the year attributed to:
Equity holders of the parent	1,237,161	699,538	1,237,161	699,538
Non-controlling interests	41,614	642	—	—

	1,278,775	700,180	1,237,161	699,538

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Thousands of Brazilian Reais—except where otherwise indicated)

	Share capital	Subscription of shares, to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustment	Retained earnings	Total	Non-controlling interests	Total equity
BALANCES ON DECEMBER 31, 2017	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136
Proposed dividends from prior years	—	—	—	(126,996)	—	—	(126,996)	—	(126,996)
Expired dividends of previous years	—	—	—	—	—	42,464	42,464	—	42,464
First time adoption of IFRS 9 and IFRS 15	—	—	—	—	—	(157,266)	(157,266)	—	(157,266)

As of January 1, 2018	6,294,208	1,215,223	1,924,503	5,601,578	(836,522)	(114,802)	14,084,188	4,150	14,088,338

Subscription of shares, to be capitalized	—	109,550	—	—	—	—	109,550	—	109,550
Subscription of capital	999,555	(999,555)	—	—	—	—	—	—	—
Goodwill on subscription of shares	—	(325,218)	325,218	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	1,700,099	1,700,099	41,614	1,741,713
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(462,938)	—	(462,938)	—	(462,938)
Realization of PP&E deemed cost	—	—	—	—	(27,327)	42,497	15,170	—	15,170
Appropriation of Net income for the period							—	—	—
Tax incentives reserve (Note 26c)	—	—	—	9,237	—	(9,237)	—	—	—
Proposed dividends (R$0,59 per share)	—	—	—	—	—	(867,350)	(867,350)	(351)	(867,701)
Appropriation of retain earnings to profit reserves	—	—	—	751,207	—	(751,207)	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	1,315,195	1,315,195

AS OF DECEMBER 31, 2018	7,293,763	—	2,249,721	6,362,022	(1,326,787)	—	14,578,719	1,360,608	15,939,327

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Thousands of Brazilian Reais—except where otherwise stated)

	Capital Social	Subscrição de ações a capitalizar	Reservas de Capital	Reservas de Lucros	Ajustes de avaliação patrimonial	Lucros Acumulados	Total da Participação dos Controladores	Participação de acionista não Controlador	Total do Patrimônio Líquido
AS OF DECEMBER 31, 2016	6,294,208	—	1,924,503	5,199,855	(488,285)	—	12,930,281	4,090	12,934,371
Subscription of shares, to be capitalized	—	1,215,223	—	—	—	—	1,215,223	—	1,215,223
Net income for the year	—	—	—	—	—	1,000,954	1,000,954	642	1,001,596
Other comprehensive income					(301,416)		(301,416)		(301,416)
Realization of PP&E deemed cost	—	—	—	—	(46,821)	28,242	(18,579)	—	(18,579)
Appropriation of Net income for the period
Tax incentives reserve	—	—	—	712	—	(712)	—	—	—
Proposed dividends (R$0,51 per share)	—	—	—	—	—	(500,477)	(500,477)	—	(500,477)
Additional dividends proposed, non-controlling interests	—	—	—	—	—	—	—	(582)	(582)
Appropriation of retain earnings to profit reserves	—	—	—	528,007	—	(528,007)	—	—	—

AS OF DECEMBER 31, 2017	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Thousands of Brazilian Reais)

		Consolidated		Holding company
	Note	2018	2017	2018	2017
CASH FLOW FROM OPERATIONS
Net income for the year from continuing operations		1, 378,291	1,001,596	1,392,622	1,000,954
Net income for the year from discontinuing operations		363,422	—	307,477	—
Non-controlling interests		(41,614)	(642)	—	—
Adjustments to reconcile net income to net cash flows:				—	—
Income tax and social contribution taxes	10,d	15,851	197,912	(43,191)	54,611
Depreciation and amortization	18 and 19	849,093	849,768	7,396	488
Loss on write-off of net residual value of unrecoverable Concession financial assets, PP&E and Intangible assets	15, 18 and 19	62,148	48,299	468	2
Impairment of contract assets	16	42,029	—	—	—
Gain on sale of investments	33	(378,316)	(197,233)	(378,316)	(197,233)
Impairment loss on investments	17	127,427	—	—
Generation Indemnity Revenue	15	(55,009)	(271,607)	—	—
Adjustment to Remuneration Assets Base—BRR for transmission assets		—	(74,627)	—	—
Share of loss, net, of subsidiaries and joint ventures	17	103,549	252,240	(1,719,540)	(896,002)
Updating of concession financial and concession contract assets	15 and 16	(585,382)	(753,043)	—	—
Interest and monetary variation		1,206,652	1,498,461	(25,417)	(47,971)
Exchange variation on loans	22	582,193	56,465
Reversal of monetary updating on Advance for Future Capital Increase—AFAC		—	(239,445)	—	(239,445)
Tax Anmesty Program (PRCT)		—	282,876	—
Appropriation of transaction costs	22	32,907	66,856	434
Provisions for operating losses	29,d	466,768	853,668	59,677	238,791
Provision for reimbursement for suspension of energy supply – Renova		(60,341)	—	—	—
Net loss on derivative instruments at fair value through profit or loss	30	(893,301)	32,462	—
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	15	(1,973,064)	(988,260)	—	—
Remeasurement of previously held equity interest in subsidiaries acquired	17	119,117		198,811
Loss on other credits	17.1	12,466
Post-employment obligations	24	405,111	(163,273)	43,980	12,697

		1,779,997	2,452,473	(155,599)	(73,108)

Working capital adjustments
(Increase) / decrease in assets
Customers and traders and Concession holders – Transport of energy		(391,152)	(817,615)	23,454	—
Accounts Receivable from the State of Minas Gerais		—	46,291	—	46,291
CVA and Other financial components in tariff adjustments	15	908,604	585,527	—	—
Energy Development Account (CDE)		—	(9,594)	—	—
Recoverable taxes		38,407	10,104	(4,839)	(37)
Income and social contribution tax credits		614,963	384,520	(3,336)	61,059
Escrow deposits		(109,315)	(4,061)	(29,657)	(13,338)
Dividends received from investees	17	311,471	354,388	801,521	834,984
Concession financial assets: reimbursement – generation plants	15	1,139,355	—	—	—
Concession contract and financial assets	15 and 16	564,652	398,220	—	—
Advances to suppliers		28,850	(116,045)	—	—
Gas drawing rights		74,676	537,113	—	—
Others		(26,368)	120,820	7,244	12,725

		3,154,143	1,489,668	794,387	941,684

Increase (decrease) in liabilities
Suppliers		(553,445)	403,164	(79)	(16,269)
Taxes payable		(291,037)	(248,478)	39,173	13,124
Income and social contribution taxes payable		(5,962)	13,623	—	—
Payroll and related charges		76,639	(17,650)	6,374	1,102
Regulatory charges		(69,553)	(72,721)	5,671	—
Advances from customers		(153,357)	51,562	—	—
Post-employment obligations	24	(307,034)	(282,492)	(16,448)	(15,465)
Derivative financial instruments –Put options	32	(555,590)	(830,217)	(555,590)	(830,217)
Others		(164,005)	(356,186)	70,051	(6,930)

		(2,023,344)	(1,339,395)	(450,848)	(854,655)

Cash generated by operating activities		2,910,796	2,602,746	187,940	13,921

Interest paid on loans and financing	22	(1,290,348)	(1,796,874)	(894)	—
Income and social contribution taxes paid		(649,966)	(226,297)	(76,095)	—
Cash inflows from settlement of derivatives instruments		37,330	—	—	—

NET CASH FROM OPERATING ACTIVITIES		1,007,812	579,575	110,951	13,921

	Note	Consolidated		Holding company
		2018	2017	2018	2017
INVESTING ACTIVITIES
Marketable securities		275,903	(3,876)	(25,775)	73,621
Restricted cash		15,234	261,247	87,746	278,696
Investments
Acquisition of equity investees	17 and 37	(109,006)	(38,195)	(103,788)	(185,358)
Disposal of investments	33 and 17	654,461	766,045	1,077,624	766,045
Capital contributions in investees	17	(240,189)	(254,307)	(1,109,127)	(1,650,795)
Cash arising from business combination	37	69,987		—
Property, plant and equipment	18	(76,998)	(83,066)	(25)	—
Concession contract assets – gas and distribution infrastructure	16	(770,577)	—	—	—
Intangible assets	19	(29,818)	(1,033,935)	(195)	(705)

NET CASH USED IN INVESTING ACTIVITIES		(211,003)	(386,087)	(73,540)	(718,496)

FINANCING ACTIVITIES
Subscription of shares, to be capitalized		—	1,215,223	—	1,215,223
Capital increase		109,550	—	109,550	—
Interest on capital and dividends paid	26	(508,765)	(539,632)	(508,703)	(541,328)
Proceeds from Loans, financings and debentures	22	2,989,753	3,308,428	—	—
Borrowing costs	22	—	(10,971)	—	—
Payment of loans, financing and debentures	22	(3,526,800)	(4,131,411)	(22,600)	—
Loan with related parties	31	—	—	400,000	—

NET CASH USED IN FINANCING ACTIVITIES		(936,262)	(158,363)	(21,753)	673,895

Net (decrease) increase in cash and cash equivalents for the year		(139,453)	35,125	15,658	(30,680)
Cash and cash equivalents at the beginning of the year	6	1,030,257	995,132	38,672	69,352

Cash and cash equivalents at the end of the year	6	890,804	1,030,257	54,330	38,672

The Notes are an integral part of these Consolidated Financial Statements.

STATEMENT OF ADDED VALUE

YEARS ENDED DECEMBER 31, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated				Holding company
	2018		2017		2018		2017
REVENUES
Sales of energy, gas and services (1)	33,052,902		30,779,384		4,498		358
Distribution construction revenue	801,778		1,093,921		—		—
Transmission construction revenue	95,712		24,827		—		—
Gain on financial updating of the Concession Grant Fee	321,427		316,880		—		—
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	325		2,659		—		—
Transmission assets – reimbursement revenue	250,375		373,217		—		—
Generation assets – reimbursement revenue	55,332		271,607		—		—
Investment in PP&E	42,767		36,334		—		—
Other revenues	55,299		17,106		—		—
Allowance for doubtful receivables	(264,416)		(248,280)		—		—

	34,411,501		32,667,655		4,498		358
INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(12,140,162)		(11,972,360)		—		—
Charges for use of national grid	(1,649,181)		(1,308,928)		—		—
Outsourced services (1)	(1,476,357)		(1,386,258)		(34,536)		(18,221)
Gas bought for resale	(1,572,171)		(1,070,623)		—		—
Materials (1)	(501,263)		(665,700)		(1,438)		(365)
Other operating costs	(613,830)		(915,607)		(72,029)		(37,864)

	(17,952,964)		(17,319,476)		(108,003)		(56,450)
GROSS VALUE ADDED	16,458,537		15,348,179		(103,505)		(56,092)
RETENTIONS
Depreciation and amortization	(834,593)		(849,768)		(1,278)		(488)

NET ADDED VALUE PRODUCED BY GOING CONCERN OPERATIONS	15,623,944		14,498,411		(104,783)		(56,580)
NET ADDED VALUE PRODUCED BY DISCONTINUED OPERATIONS	363,422		—		307,477		—
ADDED VALUE RECEIVED BY TRANSFER
Share of (loss) profit, net, of associates and joint ventures	(103,549)		(252,240)		1,719,540		896,002
Financial revenues	1,705,679		803,713		9,548		114,375
Result of business combinations	(119,117)		—		(198,811)		—
Adjustment for impairment of Investments	(127,427)		—		—		—

ADDED VALUE TO BE DISTRIBUTED	17,342,952		15,049,884		1,732,971		953,797

DISTRIBUTION OF ADDED VALUE

Employees	1,715,361	9.89	1,274,097	8.47	76,910	4.44	40,134	4.21
Direct remuneration	1,081,833	6.24	1,068,094	7.10	22,258	1.28	20,420	2.14
Post-employment obligations and Other benefits	479,274	2.76	(73,500)	(0.49)	46,372	2.68	11,475	1.20
FGTS fund	62,992	0.36	65,932	0.44	3,095	0.18	1,679	0.18
Voluntary retirement program	91,262	0.53	213,571	1.42	5,185	0.30	6,560	0.69
Taxes	11,534,990	66.51	10,800,655	71.77	(72,292)	(4.17)	143,704	15.07
Federal	6,050,851	34.89	4,938,320	32.81	(73,194)	(4.22)	142,798	14.97
State	5,471,291	31.55	5,849,795	38.87	606	0.03	752	0.08
Municipal	12,848	0.07	12,540	0.09	296	0.02	154	0.02
Remuneration of external capital	2,350,888	13.56	1,973,536	13.11	28,254	1.63	(230,995)	(24.22)
Interest	2,252,619	12.99	1,864,489	12.39	22,965	1.33	(235,541)	(24.70)
Rentals	98,269	0.57	109,047	0.72	5,289	0.30	4,546	0.48
Remuneration of own capital	1,741,713	10.04	1,001,596	6.65	1,700,099	98.10	1,000,954	104.94
Interest on capital	210,000	1.21	—	—	210,000	12.12	—	—
Dividends	657,350	3.79	500,477	3.33	657,350	37.93	500,477	52.47
Retained earnings	832,749	4.80	500,477	3.33	832,749	48.05	500,477	52.47
Non-controlling interest in Retained earnings	41,614	0.24	642	—	—	—	—	—

	17,342,952	100.00	15,049,884	100.00	1,732,971	100.00	953,797	100.00

(1)	Includes the effect of profits arising from the discontinued operations.

The Notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31,2018 AND 2017

(In thousands of Brazilian Reais, except where otherwise indicated)

1.	OPERATING CONTEXT

a)	The Company

Companhia Energética de Minas Gerais (´Parent company’ or ‘Holding company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). The Company is a state-controlled mixed capital company controlled by the State of Minas Gerais. It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with subsidiaries and investments in associates or jointly controlled entities (collectively refer to as ‘Cemig’ or the ‘Company’), which are engaged in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector, for the purpose of commercial operation.

Cemig has equity interests in the following subsidiaries, jointly-controlled entities and affiliates, all of which principal activities are: construction and operation of systems of production, distribution and sale of energy and gas (information in MWh has not been audited by the external auditors):

Investments	Classification	Description
SUBSIDIARIES:
Cemig Geração e Transmissão S.A. (‘Cemig GT’ or ‘Cemig Geração e Transmissão’)	Subsidiary	Wholly-owned subsidiary engaged in the energy generation and transmission services. Its shares are listed in Brazil, but are not actively traded. Cemig GT has interests in 64 power plants (60 of which are hydroelectric, 2 are wind power, 1 is a thermal plant and 1 is solar) and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system, with total installed generation capacity of 3,509 MW (information not reviewed by the external auditors).
Cemig Baguari	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer in future projects.
Cemig GeraçaoTrês Marias S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW, and guaranteed offtake level of 239 MW average.
Cemig Geração Salto Grande S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW, and guaranteed offtake level of 75 MW average.
Cemig Geração Itutinga S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW, and guaranteed offtake level of 28 MW average.
Cemig Geração Camargos S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW, and guaranteed offtake level of 21 MW average.
Cemig Geração Sul S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW; average offtake guarantee is 27.42 MW.

Investments	Classification	Description
Cemig Geração Leste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.16 MW; average offtake guarantee is 18.64 MW.
Cemig Geração Oeste S.A.	Subsidiary	Corporation engaged in the production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW, and aggregate offtake guarantee of 11.21 MW average.
Rosal Energia S.A. (‘Rosal’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Rosal Hydroelectric Plant, on the border between the states of Rio de Janeiro and Espírito Santo.
Sá Carvalho S.A. (‘Sá Carvalho’)	Subsidiary	Corporation that holds the concession to generate and sell energy, operating the Sá Carvalho Hydroelectric Plant.
Horizontes Energia S.A. (‘Horizontes’)	Subsidiary	Corporation that is classified as an independent power producer operating the Machado Mineiro and Salto do Paraopeba Hydroelectric Plants in Minas Gerais; and the Salto do Voltão and Salto do Passo Velho Hydroelectric Plants, in the state of Santa Catarina.
Cemig PCH S.A. (‘PCH’)	Subsidiary	Corporation that is classified as an independent power producer operating the Pai Joaquim hydroelectric power plant.
Cemig Comercializadora de Energia Incentivada S.A.	Subsidiary	Corporation that is classified as an independent thermal generation power producer, in future projects.
Cemig Trading S.A. (‘Cemig Trading’)	Subsidiary	Corporation engaged in trading and intermediation of energy.
Empresa de Serviços e Comercialização de Energia Elétrica S.A.	Subsidiary	Corporation engaged in the production and sale of energy as an independent power producer, in future projects.
UTE Barreiro S.A. (‘Barreiro’)	Subsidiary	Corporation engaged in the production and sale of thermally generated energy, as an independent producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais
Central Eólica Praias de Parajuru S.A. (‘Central Eólica Praias de Parajuru’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in the northeastern Brazilian state of Ceará.
Central Eólica Volta do Rio S.A. (‘Central Eólica Volta do Rio’)	Subsidiary	Corporation engaged in the production and sale of energy at the wind power plant of the same name in Acaraú, northeastern Brazilian state of Ceará.
Amazônia Energia Participações S.A (‘Amazônia Energia’)	Subsidiary	Special-purpose company created by Cemig GT (74.50% ownership) and Light (25.50%), for acquisition of an equity interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.
Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribuição’)	Subsidiary	Wholly-owned subsidiary, whose shares are listed in Brazil but are not actively traded; engaged in the distribution of energy through networks and distribution lines throughout almost the whole of Minas Gerais State.
Companhia de Gás de Minas Gerais (‘Gasmig’)	Subsidiary	Corporation engaged in the acquisition, transportation and distribution of combustible gas or sub-products and derivatives, through a concession for the distribution of gas in the State of Minas Gerais.
Cemig Geração Distribuída	Subsidiary	Wholly owned subsidiary engaged in: building and maintaining projects and equipment associated with energy efficiency and micro- and mini- distributed generation; providing consultancy and studies for distributed generation projects and equipment, for subscription to systems for customers to supply to the grid as generators, and technical, regulatory and economic feasibility analyses for these purposes.

Investments	Classification	Description
Luce Empreendimentos e Participações (‘LEPSA’) (1)	Subsidiary	Non-operational holding company, whose primary purpose is to hold direct equity interest in Light.
Rio Minas Energia Participações – (‘RME’) (1)	Subsidiary	Non-operational holding company, whose primary purpose is to hold direct equity interest in Light.
Efficientia S.A. (‘Efficientia’)	Subsidiary	Corporation that provides energy efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance of energy supply facilities.
SUBSIDIARIES HELD FOR SALE(*):
Guanhães Energia S.A. (‘Guanhães Energia’)	Subsidiary	Corporation engaged in the production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. The Senhora do Porto and Dores hydroelectric plants began operation in 2018 and the other two (Fortuna and Jacaré) are expected to be operating in the second quarter of 2019.
LightGer S.A. (‘LightGer’)	Subsidiary	Corporation classified as independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, Rio de Janeiro State.
Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’)	Subsidiary	Corporation, comprising the partners of the UHE Itaocara Consortium, formed by Cemig GT and Itaocara Energia (of the Light group), responsible for construction of the Itaocara I Hydroelectric Plant.
LightGer S.A. (‘LightGer’)	Subsidiary	Corporation classified as independent power producer, formed to build and operate the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, Rio de Janeiro State.

(1)	As mentioned in note 38, on April 24, 2019 the merger of the subsidiaries Lepsa and RME into the Company was completed.

Investments	Classification	Description
Axxiom Soluções Tecnológicas S.A. (‘Axxiom’)	Subsidiary	Unlisted corporation, providing technology and systems solutions for operational management of public service concession holders, including companies operating in energy, gas, water and sewerage, and other utilities. Jointly controlled by Light (51%) and Cemig (49%).

JOINTLY-CONTROLLED ENTITIES

Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’)	Jointly-controlled entity	Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais.

Hidrelétrica Pipoca S.A. (‘Pipoca’)	Jointly-controlled entity	Independent production of energy, through construction and commercial operation of the Pipoca Small Hydro Plant (SHP, or Pequena Central Hidrelétrica – PCH), on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in Minas Gerais State.

Retiro Baixo Energética S.A. (‘RBE’)	Jointly-controlled entity	Corporation that holds the concession to operate the Retiro Baixo Hydroelectric Plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais.

Aliança Norte Energia Participações S.A. (‘Aliança Norte’)	Jointly-controlled entity	Special-purpose company created by Cemig GT (49.9% ownership) and Vale S.A. 50.1%), for acquisition of an equity interest of 9% in Norte Energia S.A. (‘Nesa’), the company holds the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the Northern Brazilian State of Pará.

Baguari Energia S.A. (‘Baguari Energia’)	Jointly-controlled entity	Corporation engaged in the construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), on the Doce river in Governador Valadares, Minas Gerais.

Renova Energia S.A. (‘Renova Energia’)	Jointly-controlled entity	Listed company engaged in the development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; trading of energy; and related activities.

Aliança Geração de Energia S.A. (‘Aliança’)	Jointly-controlled entity	Unlisted company created by Cemig GT and Vale S.A. as a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. For their shares, the two parties subscribed the following generation plant assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés, and Candonga. With these assets Aliança has total installed generation capacity, in operation, of 1,170 MW (physical offtake guarantee 668 MW average). It also has other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.

Transmissora Aliança de Energia Elétrica S.A. (‘TAESA’)	Jointly-controlled entity	Corporation engaged in the construction, operation and maintenance of energy transmission facilities in 17 states of Brazil through direct and indirect equity interests in investees

Ativas Datacenter S.A. (‘Ativas’)	Jointly-controlled entity	Corporation engaged in the supply of IT and communication infrastructure services, including physical hosting and related services for medium-sized and large corporations.

Companhia de Transmissão Centroeste de Minas (‘Centroeste’)	Jointly-controlled entity	Corporation engaged in the construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.

AFFILIATED COMPANY

Madeira Energia S.A. (‘Madeira’)	Affiliated company	Corporation engaged in the construction and commercial operation of the Santo Antônio Hydroelectric Plant, through its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira river, in the State of Rondônia.

FIP Melbourne (Usina de Santo Antônio)	Affiliated entity	Investment fund managed by Banco Modal S.A., whose objective is to seek appreciation of capital invested through acquisition of shares, convertible debentures or warrants issued by listed or unlisted companies, and/or other assets. This fund held 83% of the share capital of SAAG Investimentos S.A. (‘SAAG’), the objects of which are to own equity in Madeira Energia S.A. (‘Mesa’).

Investments in which the Company exercises joint control it does so through Shareholders’ agreements entered into with the other shareholders of the investment. See further information on the subsidiaries, jointly-controlled entities and affiliates in Notes 3 and 17; and on transactions between related parties in Note 31.

Management has assessed the capacity of the Company to continue as a going concern, and believes that its operations will generate sufficient future cash flows to enable continuity of its businesses. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue as a going concern. Therefore, these financial statements are prepared on a going concern basis.

Merger of Cemig Telecomunicações S.A. (‘Cemig Telecom’) and disposal of telecom assets

On March 31, 2018 the merger of wholly-owned subsidiary Cemig Telecom and Cemig was completed, at book value, and Cemig became the successor of all the assets, rights and obligations. Since this is a merger of a subsidiary there will be no capital increase nor issuance of new shares. The shares in the subsidiary were canceled, on the merger date.

The balance sheet of Cemig Telecom used for the merger, as of March 31, 2018, is as follows:

	Mar. 31, 2018		Mar. 31, 2018
Asset		Liabilities
Current	24,986	Current	33,816
Non-current		Non-current	55,407
Non-current assets	15,313		—
Investments – Equity method	17,116		—
Property, plant and equipment	271,766		—
Intangible assets	11,716		—

	315,911	Equity	251,674

Total assets	340,897	Total liabilities and equity	340,897

On November 1, 2018, Company’s management completed the process of disposal of the merged assets of Cemig Telecom. For further information see Note 33.

Acquisition of control of Light S.A. (‘Light’)

On November 30, 2018 Cemig acquired the shares in RME, the holding company of Light, held by BB-Banco de Investimento S.A., BV Financeira S.A.—Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A., for R$659, as a result of the exercise of a put option by these shareholders.

As a result, the Company acquired control of Light, directly and indirectly holding an aggregated 49.99% of Light’s outstanding voting interest, however, Light has been classified as a discontinued operation in the consolidated financial statements as of December 31, 2018. See Notes 17.1 and 33.

Changes in the Company’s by-laws – enhancement of corporate governance

On June 11, 2018 the General Shareholders Meeting approved changes Cemig’s by-laws, to formalize best corporate governance practices and meet the requirements of Federal Law 13,303/2016 (the ‘Government-controlled Companies Law’). The improvements, now formally incorporated in the by-laws include:

◾

Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC’s (Brazilian Corporate Governance Institute) Best Corporate Governance Practices Code and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index;

◾	Creation of the Audit Committee. The Fiscal Council remains in existence.

The changes in the Company’s by-laws have not affected the dividends policy.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The consolidated financial statementof the Company have been prepared in accordance with accounting practices adopted in Brazil, and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), implemented in Brazil through the Accounting Pronouncements Committee (CPC) and its technical interpretations (ICPCs) and orientations (OCPCs), which are approved by the Brazilian Securities Commission (CVM).

In preparation of its financial statement the Company takes into account the orientations provided by Technical Orientation OCPC 07 issued by the CPC in November 2014. Thus, the material information in the financial statement is being disclosed, which is used by Management in its administration of the Company.

On March 28, 2019, the Company’s Board of Directors authorized filing of these Financial Statement for the year ended December 31, 2018.

2.2	Basis of measurement

These financial statements were prepared on a historical cost basis, except in the case of certain financial instruments which are measured at fair value, as detailed in Note 32.

Functional currency and presentation currency

These individual and consolidated financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries, joint ventures and affiliates. The information is expressed in thousands of Reais (R$ ’000), except where otherwise indicated.

Transactions in foreign currency were converted to Reais at the exchange rate as of the transaction date. Balances of monetary assets and liabilities denominated in foreign currency were translated to the functional currency of the Company at the exchange rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of assets and liabilities denominated in foreign currency are recorded in finance income and costs in the consolidated statement of income.

2.3	Use of estimates and judgments

Preparation of these individual and consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Uncertainties about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions are periodically reviewed, using as a reference to both historical experience, and any significant change in scenarios that could affect the Company’s financial position or results of operations. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates and judgments that have a signficiant effect in the amounts recognized in the financial statements are as follows:

◾	Adjustments for loss on doubtful accounts – Note 8;

◾	Deferred income and social contribution taxes – Note 10;

◾	Financial assets and liabilities of the concession – Note 15;

◾	Concession contract assets – Note 16;

◾	Investments – Note 17;

◾	Property, plant and equipment (“PP&E”) and useful life of assets – Note 18;

◾	Intangible assets and useful life of assets – Note 19;

◾	Employee post-employment obligations –Note 24;

◾	Provisions – Note 25;

◾	Unbilled revenue – Note 28;

◾	Financial instruments measurement and fair value measurement – Note 32.

The settlement of the transactions involving those estimates may result in amounts that are significantly different from those recorded in the financial statement due to the uncertainty inherent to the estimation process. The Company and its subsidiaries reviews its significant estimates at least annually.

2.4	New accounting standards, interpretation or revisions of accounting standards, applied for the first time in 2018

The Company and its subsidiaries has applied, for the first time, new accounting standards that became effective for annual periods beginning January 1, 2018 or later, as described below:

IFRS 15/CPC 47—Revenue from contracts with customers

IFRS 15 (CPC 47 – Revenue from contracts with customers) establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized as and when a performance obligation is satisfied, for the amount which it is expected will be received in exchange for the goods or services transferred, which is to be allocated to this performance obligation. The entity should record the revenue only when it is probable that it will receive the consideration in exchange for the goods or services transferred, taking into account the client’s capacity and intention to comply with the payment obligation. This new pronouncement will supersede all current requirements for recognition of revenue under the CPCs/IFRS. Additionally IFRS 15/CPC 47 establishes requirements for more detailed presentation and disclosure than the rules until then in effect.

The Company and its subsidiaries performed an assessment of the five steps for recognition and measurement of revenue, as required by IFRS 15/CPC 47:

1.	Identify the contracts signed with its customers;

2.	Identify the performance obligations in each type of contract;

3.	Determine the price of each type of transaction;

4.	Allocate the price to the performance obligations contained in the contract; and

5.	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The Company and its subsidiaries adopted the new standard using the retrospective modified method, with the effects accounted on retained earnings as of January 1, 2018. As a result, the Company will not apply the requirements of this new standard to the comparative years presented.

The table below summarizes the impacts of adoption of IFRS 15/ CPC 47, net of taxes, on the Statement of financial position and the Statement of income as of and for the year ended December 31, 2018:

Consolidated statement of income	December 31, 2018 Amounts prepared under Previous IFRS 15 (CPC 47)	Adjustment IFRS 15 (CPC 47)	December 31, 2018 Amounts prepared under IFRS 15 (CPC 15)
CONTINUING OPERATIONS
NET REVENUE (1)	22,221,891	44,326	22,266,217
OPERATING COSTS	(17,677,192)	—	(17,677,192)
OPERATING EXPENSES (1)	(1,698,709)	(44,326)	(1,743,035)
Share of (loss) profit, net, of subsidiaries and joint ventures	(103,549)	—	(103,549)
Remeasurement of previously held equity interest in subsidiaries acquired	(119,117)	—	(119,117)
Adjustment for impairment of Investments	(127,427)		(127,427)
Finance income (expenses), net	(518,482)	—	(518,482)
Income tax and social contribution tax	(599,124)	—	(599,124)

Net income from continuing operations	1,378,291	—	1,378,291

Consolidated statement of financial position	December 31, 2018 Amounts prepared under Previous IFRS 15 (CPC 47)	Adjustment IFRS 15 (CPC 47)	December 31, 2018 Amounts prepared under IFRS 15 (CPC 15)
Current assets	27,796,074	—	27,796,074
Concession financial assets (2)	1,201,335	(130,951)	1,070,384
Concession contract assets (2)	—	130,951	130,951
Other current assets	26,594,739	—	26,594,739
Non-current assets	32,058,599	—	32,058,599
Concession financial assets (2)	5,925,857	(998,359)	4,927,498
Concession contract assets (2 and 3)	—	1,597,996	1,597,996
Intangible assets (3)	11,376,828	(599,637)	10,777,191
Other non-current assets	14,755,914	—	14,755,914
Current liabilities	23,393,584	—	23,393,584
Non-current liabilities	20,521,762	—	20,521,762

Shareholders’ equity	15,939,327	—	15,939,327

(1)

Adjustment related to reimbursements to customers, arising from penalties for violation of electricity supply quality indicators determined by the grantor, as reduction in Revenues for use of the distribution network (TUSD). Up to December, 31, 2017, these reimbursements were recognized as operational expenses.

(2)

Change in the classification of assets linked to transmission infrastructure. Considering the performance obligation, during the period of the concession, as comprising availability, operation and maintenance of the transmission lines, the assets linked to transmission infrastructure, which until 2017 were recognized as financial assets, began to be recognized as concession contract assets as from January 1, 2018. For more details see Note 16 – Concession contract assets.

(3)

Classification of the financial assets related to infrastructure of the concession during the period of construction to contract asset as defined under iFRS 15. Infrastructure under construction refers to assets in the distribution segment still in the process of construction, for which the performance obligation is satisfied over the time during which they are constructed. Until 2017, these assets were initially recorded in Intangible assets, and when they were ready for their intended use, the total balance was allocated to financial assets and intangible assets. As from January 1, 2018, these assets are classified as concession contract assets, and later splited between financial assets and intangible assets when they came into operation. For more details see Note 16 – Concession contract assets.

IFRS 9/CPC 48 – Financial Instruments

IFRS 9/CPC 48, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement, for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting. IFRS 9 / CPC 48 establishes that all financial assets recognized that are within the scope of IAS 39 (equivalent to CPC 38) should subsequently be measured at amortized cost, fair value through profit or loss and fair value through OCI, reflecting the business model in which the assets are managed, and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest on the principal amount outstanding.

The standard eliminated the categories under IAS 39 and, thus, the Company and its subsidiaries have reclassified those categories to comply with the new standard, as follows:

Consolidated	Classification
	IFRS 39 (CPC 38)	IFRS 9 (CPC 48)
Financial assets
Cash and cash equivalents – Investments (1)	Loans and receivables	Fair value – profit or loss
Marketable securities – Cash investments (2)	Held to maturity	Amortized cost
Marketable securities – Cash investments (2)	Held for trading	Fair value – profit or loss
Customers and Traders; Concession holders (transmission service)	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Advances to suppliers	Loans and receivables	Amortized cost
Accounts receivable from the State of Minas Gerais	Loans and receivables	Amortized cost
Receivable from related parties	Loans and receivables	Amortized cost
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Loans and receivables	Amortized cost
Reimbursement of tariff subsidy payments	Loans and receivables	Amortized cost
Low-income subsidy	Loans and receivables	Amortized cost
Escrow deposits	Loans and receivables	Amortized cost
Derivative financial instruments (swaps)	Fair value –profit or loss	Fair value – profit or loss
Concession financial assets – Distribution infrastructure	Held for trading	Fair value – profit or loss
Indemnities receivable – Transmission	Loans and receivables	Amortized cost
Generation indemnity receivable	Loans and receivables	Fair value – profit or loss
Concession grant fee – Generation concessions	Loans and receivables	Amortized cost
Other credits	Loans and receivables	Amortized cost
Financial liabilities
Loans, financings and debentures	Amortized cost	Amortized cost
Debt agreed with pension fund (Forluz)	Amortized cost	Amortized cost
Concession financial liabilities – CVA (Parcel ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Amortized cost	Amortized cost
Onerous concessions	Amortized cost	Amortized cost
Tax Amnesty Program (PRCT)	Amortized cost	Amortized cost
Suppliers	Amortized cost	Amortized cost
Advances from customers	Amortized cost	Amortized cost
Derivative financial instruments (swaps)	Fair value – profit or loss	Fair value – profit or loss
Derivative financial instruments – Put options	Fair value – profit or loss	Fair value – profit or loss

(1)	They are recognized at their nominal amounts, which are similar to fair value.
(2)	The Company holds ‘marketable securities’ with different classifications under a IFRS 9 / CPC 48.

Impairment of financial assets

The adoption of IFRS 9 / CPC 48 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. This approach requires a significant degree of judgment on how the changes in economic factors affect expected losses in realization of credits, to be determined based on weighted probabilities. This model applies to financial assets measured at amortized cost, debt securities measured at fair value through other comprehensive income (FVOCI), with the exception of investments in equity instruments (shares) and concession contract assets.

Under IFRS 9 / CPC 48, provisions for expected losses are to be measured on one of the following bases: (i) 12-month expected credit losses, that is to say, losses of credit that result from possible default events within 12 months after the base date; and (ii) ‘full lifetime expected credit losses, i.e. credit losses expected to result from all of the possible default events over the expected life of a financial instrument, if the credit risk has increased significantly since its initial recognition. As required by IFRS 9 / CPC 48, the Company used the simplified approach in calculating ECL for trade receivables and contract assets that did not contain a significant financing component. The Company and its subsidiaries applied the practical expedient to calculate ECL using a provision matrix.

The Company and its subsidiaries have adopted the new standard using the retrospective modified method, with the effects accounted on retained earnings as of January 1, 2018. As a result, the Company will not apply the requirements of this new standard to the comparative years presented.

The impacts arising from the initial adoption of CPC 48 / IFRS 9 and CPC 47 /IFRS 15 on January 1, 2018 have been recognised directly to Equity, without impact on the Statement of Income, as follows:

Jan, 01, 2018
CPC 48 / IFRS 9
Customers and traders; power transmission (a) (Note 8)	(150.114)
Adjustment arising from Light	(82.770)
Deferred income and social contribution taxes (a) (Note 10c)	51.038
(181.846)
CPC 47 /IFRS 15
Adjustment arising in the investee Taesa	24.580

(157.266)

(a)	Expected losses on doubtful receivables from customers of distribution segment and deferred tax effects.

Revision of Technical Pronouncements of CPC 12/17

The document establishes changes to Technical Interpretations and Pronouncements, principally in relation to: (i) publication of CPC 47 / IFRS 15; (ii) publication of CPC 48 / IFRS 9; (iii) change in classification and measurement of share-based payment transactions under CPC 10 / IFRS 2; (iv) change in the transfer of ownership for investment in CPC 28 / IAS 40; and (v) annual alterations put in place by IASB for the 2014-16 Cycle.

The impacts of adoption of IFRS 15 / CPC 47 and IFRS 9 / CPC 48 are reflected in the paragraphs above. In relation to the changes introduced by these pronouncements in IFRIC 12 / ICPC 01 (R1), we highlight below effects on recognition of transmission and distribution assets.

The Company and its subsidiaries have not identified significant impacts arising from the changes in the other pronouncements.

ICPC 01 (R1) – Concession contracts

The changes introduced by IFRS 15 / CPC 47 and IFRS 9 / CPC 48 have impacted the distribution, generation and transmission sectors in the classification and measurement of their assets, which are already under the scope of FRIC 12 / ICPC 01. As required in the pronouncement, the allocation of price is demanded for each type of performance obligation identified in the contract with the client, and the financial asset must also be classified as either amortized cost or fair value through profit or loss. Under IFRS 15 / CPC 47, the Company and its subsidiaries have concluded that they have contracts with the following identified performance obligations: (i) construction – to build; (ii) to operate and maintain; and (iii) to finance the concession-granting power. In the transmission segment, the Company and its subsidiaries have concluded that they have a single contract with a client (the transmission line concession), with the same obligations. Thus, based on the contractual characteristics, the Company and its subsidiaries classified the asset as contractual since, for its realization, the financial flows are influenced by factors of operational performance and also future conditions arising from procedures of periodic tariff reviews, and these assets do not become receivable only by passage of time – which is a condition precedent for their classification as financial assets under IFRS 9 / CPC 48. Based on the contractual characteristics, the distribution assets linked to the infrastructure of the concession that are still under construction are to be registered initially as contractual assets, considering the Company’s right to charge for the services provided to customers or receive an indemnity at the end of the concession for the assets that are not yet amortized.

Because these are long-term contracts with customers, the Company and its subsidiaries have identified that there is a significant component of financing that is taken into account for the calculation of the financing of the Concession-granting power, as mentioned above.

The impacts on measurement of the contractual assets are described in Note 16.

2.5	Standards issued but not yet effective

Below are details of rules, new interpretations, and alterations issued but not yet in force up to the reporting date of the Company and its subsidiaries. The Company and its subsidiaries intend to adopt these rules, new interpretations, and alterations when they come into effect.

IFRS 16 / CPC 06 (R2) – Leases

IFRS 16 / CPC 06 (R2) was issued in January 2016 and it replaces IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases-Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 / CPC 06 (R2) sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

The Company adopted IFRS 16 / CPC 06 (R2) on January 1, 2019, using the modified retrospective method, therefore, comparative periods will not be restated. The Company will use the exemptions proposed by on lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset if of low value.

The Company’s assessment and detailed evaluation of the impacts of adoption of IFRS 16 / CPC 06 (R2) was based mainly on the following lease contracts:

◾	Commercial real state used for serving customers;

◾	Buildings used as headquarters;

◾	Commercial vehicles used in operations.

Impact on the statement of financial position is as follows:

January 1, 2019
Assets – Right of use	342,450
Liabilities – Obligations referring to operation leasing agreements	(342,450)

IFRIC 23 / ICPC 22 – Uncertainty on treatment of taxes on profit

The interpretation addresses the accounting for income taxes taxes when tax treatments involve uncertainty that affects the application of IAS 12 (CPC 32) and does not apply to taxes or levies outside the scope of IAS 12 (CPC 32), nor does it specifically include the requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

◾	Whether the entity considers uncertain tax treatments separately;

◾	The assumptions that the entity makes in relation to the examination of tax treatments by the tax authorities;

◾	How the entity determines taxable profit (tax loss), the bases, unused tax credits, and tax rates;

◾	How the entity consider changes in facts and circumstances.

An entity is has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The Interpretation effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Company will apply the interpretation from its effective date.

The Company and its subsidiaries are still evaluating the potential effects of application of this new Interpretation to the amounts and disclosure presented by their financial statements.

The Company expects that other amended standards and interpretations not yet in effect will not likely have a significant impact on its consolidated financial statements.

2.6	Summary of significant accounting policies

The significant accounting policies described below have been applied consistently to all the periods presented in the consolidated financial statements, except for the practices which were applied prospectively as from 2018, in accordance with the standards and regulations described in Item 2.1 – Compliance statement.

The accounting policies relating to the present operations of the Company and its subsidiaries that require judgment and the use of specific valuation criteria are the following:

a)	Financial instruments

Fair value through profit or loss: In this category are concession financial assets related to distribution infrastructure. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of of the financial statements. The Company and its subsidiaries recognize a financial asset resulting from a concession contract when it/they has/have an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the Concession-granting power for the services of construction or improvement provided.

Financial assets also include; cash equivalents, marketable securities, derivative financial instruments, concession financial assets for distribution infrastructure, and indemnities receivable from the generation assets.

Derivative financial instruments (Swap transactions): The Company, through its subsidiary Cemig GT, maintains derivative instruments to manage its exposure to the risks of changes in foreign currency exchange rates, mainly the US dollar. Derivative instruments are recognized initially at their fair value and the related transaction costs are recognized in the Statement of income when they are incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the Consolidated Statement of Income.

Derivative financial instruments (Put options) – The options to sell to Cemig GT units of the FIP Melbourne and FIP Malbec funds (‘the SAAG Put’) were measured at fair value using the Black-Scholes-Merton (BSM) method, using as reference the related put options obtained by the BSM model valued on the closing date of the financial statements for the year ended December 31, 2018.

Amortized cost: This includes; accounts receivables from customers, traders and power transport concession holders; advances to suppliers; accounts receivable from Minas Gerais State; restricted cash; escrow deposits in litigation; marketable debt securities with the intention of holding them until maturity; concession financial assets related to the concession grant fee; indemnifiable receivable for transmission assets; accounts receivable from related parties; suppliers; loans and debentures; debt agreed with the pension fund (Forluz); onerous concessions; the Minas Gerais State PRCT Tax Amnesty Program; advances from customers; assets and liabilities related to the CVA account and Other financial components in tariff adjustments; the low-income subsidy; reimbursement of tariff subsidies; and other credits.

b)	Customers, traders and power transport concession holders

Accounts receivable from customers, traders and power transport concession holders are initially recognized at the sales value and subsequently measured at amortized cost. Includes any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

In order to estimate future losses on receivables, the Company adopted a simplified approach, considered that the accounts receivable from customers do not have significant financial components, and calculated the expected loss considering the historical average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of customer and projected for the next 12 months, taking into account the age of maturity of invoices, including those not yet due. The estimated loss for the past due balances of customers who have renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss is assumed.

Provisions for expected losses are measured based on expected losses for the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

For large customers, the provision for doubtful receivables is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria used by the Company are: (i) customers with significant balances, the receivable balance is analyzed in the light of the history of the debt, negotiations in progress, and asset guarantees; and (ii) for large customers, an individual analysis of the debtors and the initiatives in progress to realize the overdue credits.

c)	Investments

The Company and its subsidiaries have investments in associates and joint ventures. These investments are accounted using the equity method in the consolidated financial statement and are, initially, recognized at fair value.

Control is obtained when the Company and/or one of its subsidiaries has the power to control the financial and operational policies of an entity to receive benefits from its activities.

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of the any non-controlling interest in the acquiree. Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date.

The Investments of the Company and its subsidiaries include the intangible assets representing the right to commercial operation of the regulated activity identified in the process of allocation of the price for acquisition of the jointly-held entities and affiliated companies, net of any accumulated impairment.

d)	Business combinations

A business combination takes place through an event in which the Company or its subsidiaries acquire the control of a new asset (business), whatever its legal form. At the moment of acquisition the acquiring company is required to recognize and measure the identifiable assets acquired, the liabilities assumed, and the stockholding interests of non-controlling equity holders at its fair value, which will result in recognition of a goodwill premium due to expectation of future profitability, or in a gain arising from an advantageous purchase, the gain being allocated to the Statement of income for the period. Costs generated by the acquisition of the assets must be allocated directly to the Statement of income as and when incurred.

In the parent company, the difference between the amount paid and the amount of the stockholders’ equity of the entities acquired is recognized in Investments as: (i) added value, when the economic basis is substantially related to the fair value of the net assets of the subsidiary acquired; and (ii) goodwill premium, when the amount paid is higher than the fair value of the net asset, and this difference represents the expectation of generation of future value. The goodwill premium arising from the business combination is tested annually for impairment.

When a business combination is carried out in stages (“step-acquisition method”), the interest previously held by the Company in its investee is remeasured at the fair value at the acquisition date and the corresponding gain or loss, if any, is recognized in the statement of income. In the individual financial statements, the Company applies the requirements of ICPC 09 (R2) – Individual financial statements, Separate financial statements, Consolidated financial statements and Application of the equity method – which requires that any difference between the cost of acquisition and the interest of the Company in the net fair value of the assets, liabilities and identifiable contingent liabilities of the acquiree on the date of the acquisition, should be recognized as goodwill. The goodwill is added to the accounting value of the investment.

e)	Concession assets

Energy Distribution segment: The portion of the assets of the concession that will be totally amortized during the concession period is recorded as an intangible asset and is completely amortized during the concession agreement period, as provided for in ICPC 01 (R1)/IFRIC 12 – Concession contracts. The changes introduced by CPC 47/IFRS 15 have affected the way of classifying distribution assets.

Amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the concession assets, by the straight-line method, based on application of the rates that consider the expected useful life of the electricity distribution assets, which are taken into consideration by the regulator during the process of tariff review.

Cemig D measures the portion of the value of the assets which will not be fully amortized by the end of the concession, and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

Cemig D has measured the portion of the assets that will be completely amortized by the end of the concession, assuming extension of its concession agreement for a further 30 years, as described in more detail in Note 4.

Assets linked to concession infrastructure still under construction are reported initially as Contractual assets, measured at acquisition cost, including the costs of capitalized loans. When assets start operation there is conclusion of the performance obligation linked to construction, and they are then split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs: the portion of the assets that is recorded in financial assets is valued based on the New Replacement Value, equivalent to fair value, having as a reference the amounts homologated by Aneel for the Remuneration Base of Assets in the processes of tariff review.

Transmission segment: The assets linked to the infrastructure of the transmission concession have been classified as contractual assets as from January 1, 2018, considering the performance obligations during the period of the concession, represented by availability / construction, operation and maintenance / of the transmission lines. Costs related to construction of infrastructure are posted in the Income statement when they take place, and a Construction revenue item is recorded based on the stage of conclusion of the works, including the taxes applicable to the revenue, and any profit margin.

Of the amounts of Permitted Annual Transmission Revenue (RAP) invoiced by the transmission concession, the portion relating to the fair value of the operation and maintenance of the assets is recorded in the income statement and the portion relating to the construction revenue, originally recognized at the time of the formation of the assets, is used to write down the contractual asset. Additions for expansion and improvements generate additional cash flow, and hence this new cash flow is capitalized into the asset balance of the contract.

Thus, based on the contractual characteristics, the subsidiaries have classified the asset as contractual since, for its realization, the financial flows are influenced by the operational performance factor, these assets not being receivable due only to passage of time, which is a condition precedent for classification of the said financial assets in accordance with CPC 48 / IFRS 09.

Due to the acceptance of the terms of renewal of the old transmission concessions, part of the transmission assets of the concessions terminated on December 31, 2012, is subject of reimbursement by the granting authority, and an accounts receivable was recognized corresponding to the estimated indemnity to be received over a period of eight years. For further information, see Note 16 – Concession contract assets.

Generation segment: For the plants whose concession was obtained at the Aneel auction of November 2015, as described in Note 15, the amount of the concession grant fee was recognized as a financial asset, at amortized cost, due to the Company’s unconditional right to receive the amount paid, with updating by the IPCA index, and remuneratory interest, during the period of the concession.

Gas distribution segment: The portion of the assets of the concession that will be fully amortized during the concession period is recorded as an Intangible asset and is completely amortized during the concession agreement period.

Amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method.

Gasmig measures the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are classified initially as contractual assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs: the portion of the assets that is recorded in financial assets is valued based on the New Replacement Value, equivalent to fair value, having as a reference the amounts homologated for the Remuneration Base of Assets in the processes of tariff review. The book value of assets substituted is written down, with counterpart in the Profit and loss account, and taken into consideration by the regulator in the next tariff review cycle.

f)	Intangible assets

Intangible assets comprise, mainly, the assets relating to the concession contract for services, described above, and software. They are measured at total acquisition cost, less amortizations, and any accumulated impairments when applicable.

g)	Property, plant and equipment

Property, plant and equipment are stated at the cost, including deemed cost and capitalized borrowing costs, less accumulated depreciation.

Depreciation is calculated on the balance of Property, plant and equipment in service and investments in consortia, by the straight-line method, using the rates that reflect the estimated useful life of the assets, for assets related to electricity activities, limited in certain circumstances to the periods of the related concession contracts. The main rates are shown in Note 18.

Gains and losses resulting from the disposal of a property, plant and equipment, are measured as the difference between the net proceeds obtained from the sale and the asset’s book value, and are recognized in the Statement of income when the asset is disposed of.

h)	Impairment

In assessing impairment of financial assets, the Company uses historical trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Additionally, management revises, annually, the net book value of the non-financial assets, for the purpose of assessing events or changes in the economic, operational or technological circumstances that could indicate impairment. When such evidence is identified and when the book value exceeds the recoverable value, a provision is made for impairment, adjusting the net book value to the recoverable value. In this case, the recoverable value of an asset or a given cash generating unit is defined as being the greater of the value in use or the net value for sale.

i)	Employee benefits

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: (a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, the expenses related to the debt agreed upon with the pension fund were registered in Financial revenue (expenses), because they represent interest and monetary updating. The other expenses on the pension fund were recorded as operational expenses.

The actuarial gains and losses arising from adjustment based on experience and on changes in actuarial assumptions are recognized in Other comprehensive income.

Short-term benefits to employees: Employees’ profit sharing as determined in the Company’s by-laws are recorded in accordance with the collective agreement established with the employees’ union and recorded in employees’ and managers’ profit sharing in the Profit and Loss account.

j)	Income and Social Contribution tax

Current

Advances, or amounts subject to offsetting, are posted in current or non-current assets, in accordance with the expected date of their realization up to the close of the current business year, in which case taxes duly calculated offset against the advances made.

Deferred

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible, to the extent that it is probable that future taxable profit will be available for the temporary differences to be offset.

Deferred income tax and Social Contribution tax assets are reviewed at the reporting date, and are reduced to the extent that their realization is no longer probable.

k)	Assets classified as held for sale; and Discontinued operations

The Company and its subsidiaries classify non-current assets as held for sale when their carrying amount will be recovered, principally, through a sale transaction rather than through continuous use. Assets held for sale are measured at the lower of its carrying amount and fair value less costs to sell.

Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance expenses and income tax expenses. Fixed assets (PP&E) and Intangible assets are not depreciated or amortized as long as they are classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Statement of Financial Position.

Discontinued operations are excluded from the reported profit from continuing operations, and are presented as a single amount, after taxes, based on discontinued operations, in the statement of income.

Additional disclosures are presented in Note 33. All the other notes to the financial statements include amounts for continuing operations, except when otherwise stated.

l)	Operational revenue

In general, for the business of the Company and its subsidiaries in the energy sector, revenues are recognized when a performance obligation is satisfied, at the value that is expected to be received in exchange for the goods or services transferred, this value being allocated to that performance obligation. The Company records the revenue only when it is probable that it will receive the consideration in exchange for the goods or services transferred, taking into account the client’s capacity and intention to comply with the payment obligation.

Revenues from sale of electricity are recorded based on the electricity transacted and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of electricity to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the supply contracted. Historically, the differences between the estimated amounts and the actual revenues realized are recorded in the following month.

Revenue from the supply of electricity to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to customers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

Revenues from transmission concessions are recognized in the profit and loss account monthly, and represent the fair value of operation and maintenance of the transmission lines and the remuneration of the financial asset.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

Revenue from use of the distribution system (TUSD) received by the Company from other concession holders and Free Customers that use its distribution network are accounted in the month in which the services are provided. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. Historically, the differences between the estimated amounts and the actual revenues realized are recorded in the following month.

The ‘Portion A’ revenue and Other components in tariff adjustments are recognized in the Profit and Loss account when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. There are more details in Note 15.

The gain on adjustment of expectation of cash flow from the indemnifiable financial asset of the distribution concession arising from the variation in the fair value of the Remuneration Asset Base is presented as operational revenue, together with the other revenues related to the end-activity of Cemig D.

m)	Financial income and expenses

Finance income is mainly comprised of interest income on funds invested, monetary adjustments on overdue receivables and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Finance expenses include: interest expense on borrowings; and foreign exchange and monetary adjustments on borrowing costs of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

n)	Segment reporting

The operating results of all operating segments for which discrete financial information is available, are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to the segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: concession financial assets, intangible assets, concession contract assets and property, plant and equipment.

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates of the subsidiaries and jointly-controlled entities used for the purposes of calculation of consolidation and equity in earnings of unconsolidated investees coincide with those of the Company. Accounting practices are applied uniformly in line with those used by the parent company.

The Company uses the criteria of full consolidation, and the direct equity investments of Cemig, included in the consolidation, are the following companies:

Subsidiary	Form of valuation	Dec. 31, 2018		Dec. 31, 2017
		Direct stake, %	Indirect stake, %	Direct stake, %	Indirect stake, %
Cemig Geração e Transmissão	Consolidation	100.00	—	100.00
Cemig Distribuição	Consolidation	100.00	—	100.00
Gasmig	Consolidation	99.57	—	99.57
CemigTelecom (1)	Consolidation	—		100.00
Cemig Geração Distribuída (Usina Térmica Ipatinga) (2)	Consolidation	100.00	—	100.00
Efficientia	Consolidation	100.00	—	100.00
Luce Empreendimentos e Participações S.A.	Consolidation	100.00	—	100.00
Rio Minas Energia e Participações	Consolidation	100.00	—	75.00
Light (3)	Consolidation	26.06	23.93	26.06	22.80
LightGer (4)	Consolidation	—	74.49	—	73.92
Guanhães (4)	Consolidation	—	74.49	—	73.92
Axxiom (4)	Consolidation	49.00	25.49	49.00	24.92
UHE Itaocara (4)	Consolidation	—	74.49	—	73.92

(1)	Merged into Cemig on March 31, 2018;
(2)	In 2018 the official name of the Ipatinga Thermal Plant was altered to Cemig Geração Distribuída S.A;
(3)

In December 2018, the Company obtained control of Light, holding an equity interest of 49.99%, As of December 31, 2018, Light is classified as a discontinued operation. See more information in Notes 17.1 and 33.

(4)	As a result of acquiring control of Light, also obtained control on these entities and were included in the consolidated financial statement.

The breakdown of interests in the companies that started to be consolidated after the acquisition of Light’s control is as follows:

Subsidiary	Form of valuation	Dec. 31, 2018
		Direct stake, % (%)	Indirect stake, % Via of Cemig GT (%)	Indirect stake, % Via Light (%)	Total interest (%)
LightGer	Consolidation	—	49.00	25.49	74.49
Guanhães	Consolidation	—	49.00	25.49	74.49
Axxiom	Consolidation	49.00	—	25.49	74.49
UHE Itaocara	Consolidation	—	49.00	25.49	74.49

Although Cemig indirectly holds 87.25% of the total shares of Amazonia Energia Participações S.A., this investment is not consolidated as it is jointly controlled with other shareholders. Amazonia Energia Participações S.A is a holding company with no operations and it only holds one material asset, which is the investment in Norte Energia S.A.

a)	Subsidiaries and jointly-controlled entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the control starts, until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries were consolidated using full consolidation. The accounting policies of the subsidiaries and jointly-controlled entities are aligned with the policies adopted by the Company.

The financial information of the jointly-controlled entities is recognized by the equity method.

b)	Consortia

The proportional interest in assets, liabilities, and profits (losses) of consortium operations is recorded in the subsidiary that holds that interest, since these investments are considered to be ‘joint operations’ in accordance with the requirements of IFRS 11.

c)	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies recorded by the equity method are eliminated against the investment in proportion to the Company’s equity interests in the investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions or authorizations, from Aneel.

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação (1)	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	September 2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias S.A.	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	September 2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste	16/2016	01/2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	08/2024
Wind farms
Central generators Eólica Praias de Parajuru (*)	Parajuru (*)	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (3)	Volta do Rio	Resolution 660/2001	01/2031
POWER TRANSMISSION
National grid (4)	Cemig GT	006/1997	01/2043
Itajubá Substation (4)	Cemig GT	79/2000	10/2030
ENERGY DISTRIBUTION (5)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (5)	Gasmig	State Law 11,021/1993	01/2053
DISCONTINUED OPERATIONS
Light SESA	Light	06/1996	06/2026
Light Energia	Light	06/1996	06/2026
Lajes Small Hydro Plant	Light	07/2014	05/2026

(1)

Generation concession contracts that are not within the scope of ICPC 01 / IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).

(2)	Generation concession contracts within the scope of ICPC 01 / IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial assets.
(3)

This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible, in compliance with ICPC 09;

(4)

These refer to energy transmission concession contracts that, until the year 2017, were within the scope of ICPC 01 / IFRIC 12, within the financial asset model. However, considering the entry into force, as of January 1, 2018, of CPC.47, with the analysis of the performance obligations in the provision of the electric power transmission service, these assets are now classified as contract assets;

(5)

These refer to concession contracts that are within the scope of ICPC 01 / IFRIC 12 and whose concession infrastructure assets are recorded in accordance with the model of separation between intangible assets and financial assets; and in compliance with PC 47 infrastructure under construction has been classified as contractual assets.

Generation concessions

In the generation business, the Company and its subsidiaries sell energy: (1) through auctions, to distributors to meet the demands of their captive markets; and (2) to Free Customers in the Free Market (Ambiente de Contratação Livre, or ACL). In the Free Market, energy is traded with generation concession holders, Small Hydro Plants (SHPs), self-producers, traders, and importers of energy.

Transmission concessions

Under its transmission concession contracts, the Company is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). These tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of the holders of transmission concessions. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by a number of holders of distribution concessions that hold quotas of its output.

For transmission concessions, the portion of the assets that will not be amortized during the concession is recorded as contractual assets, due to the performance obligation, during the period of the concession, to build, operate, and maintain the transmission lines and keep them available.

Onerous Concessions

In obtaining the concessions to build certain generation projects, the Company and its subsidiaries have undertaken to make payments to Aneel, over the period of the contract; or for up to 5 years from the date of signature of the concession contract, for plants with installed capacity between 1 and 50 MW, as consideration for the right to commercial operation. The information on the concessions and the amounts to be paid is as follows:

Project	Nominal value in 2018	Present value in 2018	Period of the concession	Updating indexor
Irapé	32,964	14,707	03/2006 to 02/2035	IGP-M
Queimado (Consortium)	8,229	4,027	01/2004 to 12/2032	IGP-M
Salto Morais Small Hydro Plant	—	—	06/2013 – 07/2020	IPCA
Rio de Pedras Small Hydro Plant	—	—	06/2013 – 09/2024	IPCA
Various Small Hydro Plants (*)	—	—	06/2013 – 08/2025	IPCA

(*)	Various SHPs, with installed capacity less than 50 MW: Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The concessions to be paid to the concession-granting power (‘grantor’) provide for monthly portions with different values over time. For the purposes of accounting and recognition of costs, due to the understanding that they represent an Intangible Asset related to the right of commercial operation, they are recorded as from the date of signature of the contracts at the present value of the payment obligation.

The portions paid to the grantor in 2018, the nominal value and the present value of the portions to be paid in the forthcoming period of 12 months, are as follows:

Project	Interest,%	Amounts paid in 2018	Nominal value of amounts to be paid in 12 months	Present value of amounts to be paid in 12 months
Irapé	100.00	1,762	2,019	1,902
Queimado (Consortium)	82.50	501	588	554
Salto Morais Small Hydro Plant	100.00	12	—	—
Rio de Pedras Small Hydro Plant	100.00	35	—	—
Various Small Hydro Plants (*)	100.00	171	—	—

The rate of 12.50% used by the Cemig GT and its subsidiaries to discount its liabilities to present value is the average cost of funding in usual conditions on the date of the registration of each concession.

Distribution concessions

Cemig D has the concession from Aneel for commercial operation of the activity of distribution in the greater part of the State of Minas Gerais, expiring in December 2045.

According to the concession contract, all assets and facilities that are linked to the provision of the distribution service and which have been created by the concession holder are considered revertible and part of the assets of the related concession. These assets are automatically reverted to the Grantor at the end of the contract, and are then valued to determine the amount of the indemnity payable to the concession holder, subject to the amounts and the dates on which they were incorporated into the electricity system.

Cemig D does not have obligations to make payment in compensation for commercial operation of the distribution concessions, but is required to comply with requirements related to quality, and investments made, in accordance with the concession contract.

The concession contracts, and the Brazilian legislation, establish a mechanism of maximum prices that allows for three types of adjustment to tariffs: (i) the Annual Tariff Adjustment; (ii) the Periodic Tariff Review; and (iii) the Extraordinary Tariff Review.

Each year Cemig D has the right to request the annual adjustment, the purpose of which is to compensate for the effects of inflation on tariffs, and to allow for certain changes in costs that are outside the Company’s control to be passed through to clients – for example the cost of energy bought for resale, and sector charges, including charges for the use of the transmission and distribution facilities.

Also, Aneel makes a Periodic Review of tariffs every five years, which aims to identify changes in Cemig D’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with Cemig D’s customers.

Cemig D also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly alters the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of Aneel, although there are pre-established rules for each cycle of revision. When Cemig D requests an annual tariff adjustment, it becomes necessary to prove the financial impact on operations resulting from these events.

Under the distribution concession contracts, Cemig D is authorized to charge its customers a tariff consisting of two components: (i) a portion relating to the costs of energy bought for resale, charges for use of the national grid and charges for use of the energy distribution system – these are deemed non-manageable costs and referred to as ‘Portion A Costs’; and (ii) a portion of operating costs (‘Portion B Costs’).

Fifth amendment to concession contract

On December 21, 2015 the Company signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its energy distribution concessions for a further 30 years, as from January 1, 2016.

The principal characteristics and terms of the Amendment are as follows:

◾

The annual tariff adjustment takes place on May 28 of each year, the first to be in 2016; for this repositioning the rules specified in the previous concession contract are applied. For the subsequent tariff adjustments the rules in Clause 6 of the Amendment will be applied.

◾

Limitation of distribution of dividends and/or payment of Interest on Equity to the minimum established by law, if there is non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or for three in any five years, until the regulatory parameters are restored.

◾	There is a requirement for injections of capital from the controlling stockholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

◾

Subject to the right to full defense and right of reply, for the concession to be maintained, compliance is required with efficiency criteria for continuity of supply and for economic and financial management, as follows: (i) for five years from January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in extinction of the concession; (ii) as from January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

The criteria of efficiency in economic and financial management are as follows:

◾	Operational cash generation (–) QRR¹ (–) interest on the debt[2] ≥ 0;

◾	(I) Ebitda[3] ≥ 0 (by the end of 2017, maintained in 2018, 2019 and 2020);

◾	[Ebitda (–) QRR] ≥ 0 (by the end of 2018, maintained in 2019 and 2020);

◾	{Net debt / [Ebitda (–) QRR]} ≤ 1 / (80% of the Selic rate) (by the end of 2019).

◾	{Net debt / [Ebitda (–) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2020).

1.	QRR = ‘Regulatory reintegration quota’, or Regulatory depreciation expense.
2.	Net debt x 111% of the Selic rate.
3.	Calculated according to the method defined by Aneel, contained in distribution concession contract.
4.	Gross debt, less financial assets.

The efficiency criteria related to the continuity of supply and the economic and financial management to maintain the concession of Cemig D were met in the years ended December 31, 2018 and 2017.

Gas distribution concessions

The concessions for distribution of natural gas are given by Brazilian states, and in the state of Minas Gerais the tariffs for natural gas are set by the regulatory body, the State’s Economic Development Secretariat, by market segment. The tariffs comprise a portion for the cost of gas and a portion for the distribution of gas. Every quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, in April 2015 the Economic Development Secretariat sent to the subsidiary Gasmig and Official Letter, SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle. Due to delays, the methodology of the first Tariff Review cycle was decided in July 2017, and the homologation of the tariff for this tariff cycle is expected to occur in 2019. These reviews occur every five years, from the end of the first cycle, to evaluate the changes in the costs of the Gasmig, and to adapt the tariffs. The concession contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the concession at risk.

On December 14, 2018, the Minas Gerais State Department for Economic, Scientific, Technological and Higher Education Development (‘Sedectes’) or (‘the grantor power’) presented a study, prepared by Fundação Getulio Vargas Business school (“FGV”), related to financial economic rebalancing of the Gasmig concession agreement, also supported by consultation from General Attorney’s Office of the State. The rebalancing that has been requested by the grantor is based on the contractual obligation to build a gas pipeline to serve the Nitrogen Fertilizers Unit (UFN), which should have been built by Petrobras. As a result Company was requested to paid the State of Minas Gerais the amount of R$852 million. Based on the study, Sedectes requested a response from Gasmig and began discussion for solution related to imbalance referred to, considering that one of its conditions for extension of the concession contract (from 2023 to 2053, as specified in the second amendment to the contract) was the requirement to make investments for the construction of the gas pipeline.

In this context, Gasmig hired specialized consultants to prepare an independent financial-economic valuation and legal opinion, to establish the fair value of the consideration to be paid to the Minas Gerais State, for the purpose of enabling the rebalancing of the concession. The Company is accompanying the development of these discussions with the grantor authority.

The payment of the concession grant fee, when made, will be considered a concession intangible asset.

No changes in the accounting treatment of the concession contract, considering its extension, was made as a result of these events in the financial statements of the Company for the year ended December, 31, 2018.

5.	OPERATING SEGMENTS

The operational segments of the Company and its subsidiaries reflect their management and their organizational structure, and structure for monitoring of results. They are aligned with the regulatory framework of the Brazilian electricity industry, which has different legislations for the sectors of generation, and transmission, of electric power.

The Company also operates in the gas market, through its subsidiary Gasmig (see Note 1), and in other businesses with less impact on the results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

These tables show the information for 2018 and 2017 by segment, consolidated:

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018
DESCRIPTION	ELECTRICITY			GAS	TELECOMS (1)	OTHERS (1)	ELIMINATIONS	TOTAL
	GENERATION (1)	TRANSMISSION	Distribution (1)
SEGMENT ASSETS	14,670,719	3,862,238	37,840,059	1,822,176	9,584	2,606,857	(956,960)	59,854,673
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,055,190	1,162,879	—	—	—	16,509	—	5,234,578
ADDITIONS TO THE SEGMENT	558,649	—	129,602	91	8,646	195	—	697,183
ADDITIONS TO FINANCIAL ASSETS	—	95,712	726,713	70,228	—	—	—	892,653
CONTINUING OPERATIONS
NET REVENUE	6,374,319	675,656	13,756,860	1,618,942	—	133,704	(293,264)	22,266,217
COST OF ENERGY AND GAS
Energy bought for resale	(3,917,436)	—	(7,237,526)	—	—	(2)	70,770	(11,084,194)
Charges for use of the national grid	(216,413)	—	(1,463,469)	—	—	—	200,468	(1,479,414)
Gas bought for resale	—	—	—	(1,238,085)	—	—	—	(1,238,085)

Total	(4,133,849)	—	(8,700,995)	(1,238,085)	—	(2)	271,238	(13,801,693)
OPERATING COSTS AND EXPENSES
Personnel	(229,871)	(108,125)	(965,345)	(59,812)	(17,854)	(29,484)	—	(1,410,491)
Employees’ and managers’ profit sharing	(10,278)	(6,651)	(50,506)	—	351	(9,677)	—	(76,761)
Post-employment obligations	(45,619)	(26,716)	(224,041)	—	—	(40,629)	—	(337,005)
Materials	(38,516)	(5,059)	(57,526)	(1,802)	(1,209)	(325)	21	(104,416)
Outsourced services	(123,462)	(40,338)	(880,318)	(20,472)	(8,707)	(29,517)	15,405	(1,087,409)
Depreciation and amortization	(164,158)	—	(594,922)	(73,505)	(1,291)	(717)	—	(834,593)
Operating provisions (reversals)	(106,697)	(11,526)	(332,200)	1,516	605	(18,466)	—	(466,768)
Construction costs	—	(95,712)	(756,964)	(44,814)	—	—	—	(897,490)
Other operating expenses, net	(64,961)	(16,906)	(203,352)	(12,884)	(3,218)	(108,878)	6,600	(403,599)

Total cost of operation	(783,562)	(311,033)	(4,065,174)	(211,773)	(31,323)	(237,693)	22,026	(5,618,532)

OPERATING COSTS AND EXPENSES	(4,917,411)	(311,033)	(12,766,169)	(1,449,858)	(31,323)	(237,695)	293,264	(19,420,225)
Equity in earning of unconsolidated investees, net	(352,389)	230,406	33,655	—	(763)	(14,458)	—	(103,549)
Remeasurement of previously held equity interest in subsidiaries acquired	79,693	—	(52,186)	—	—	(146,624)	—	(119,117)
Adjustment for impairment of Investments	(127,427)	—	—	—	—	—	—	(127,427)

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	1,056,785	595,029	972,160	169,084	(32,086)	(265,073)	—	2,495,899
Finance income	1,112,547	60,959	433,976	83,537	1,223	13,437	—	1,705,679
Finance expenses	(1,536,595)	(4,507)	(620,874)	(37,649)	(4,871)	(19,665)	—	(2,224,161)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	632,737	651,481	785,262	214,972	(35,734)	(271,301)	—	1,977,415
Income and Social Contribution taxes	(276,236)	(122,073)	(216,737)	(53,288)	11,500	57,710	—	(599,124)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	356,501	529,408	568,525	161,684	(24,234)	(213,591)	—	1,378,293
DISCONTINUED OPERATIONS
NET INCOME AFTER TAX FROM DISCONTINUED OPERATIONS (Note 33)	12,253	—	61,239	—	289,928	—	—	363,420

NET INCOME (LOSS) FOR THE YEAR	368,754	529,408	629,764	161,684	265,694	(213,591)	—	1,741,713
Equity holders of the parent	360,938	529,408	598,840	160,923	265,694	(215,704)	—	1,700,099
Non-controlling interests	7,816	—	30,924	761	—	2,113	—	41,614

	368,754	529,408	629,764	161,684	265,694	(213,591)	—	1,741,713

(1)

As stated in Note 33, certain assets in generation, distribution, telecommunications and other market segments were classified as held for sale. The revenues and expenses from these segments have been re-presented to separate profits (losses) from going concern activities from those relating to discontinued activities.

The following is a breakdown of the revenue of the Company and its subsidiaries by activity:

2018	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	7,064,849	—	17,885,000	—	—	(77,854)	24,871,995
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	2,066,845	—	—	(22,246)	2,044,599
CVA and Other financial components in tariff adjustment	—	—	1,973,064	—	—	—	1,973,064
Transmission concession revenue	—	589,055	—	—	—	(178,203)	410,852
Transmission construction revenue	—	95,712	—	—	—	—	95,712
Concession assets – indemnity revenue	—	250,375	—	—	—	—	250,375
Generation assets – indemnity revenue	55,332	—	—	—	—	—	55,332
Distribution construction revenue	—	—	756,964	44,814	—	—	801,778
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	—	—	325	—	—	—	325
Gain on inflation updating of Concession Grant Fee	321,427	—	—	—	—	—	321,427
Transactions in energy on the CCEE	217,216	—	—	—	2	—	217,218
Supply of gas	—	—	—	1,995,427	—	(21)	1,995,406
Fine for violation of continuity indicator	—	—	(44,326)	—	—	—	(44,326)
Other operating revenues	81,969	28,275	1,344,778	16	143,996	(14,940)	1,584,094
Sector / Regulatory charges reported as Deductions from revenue	(1,366,474)	(287,761)	(10,225,790)	(421,315)	(10,294)	—	(12,311,634)

Net operating revenue	6,374,319	675,656	13,756,860	1,618,942	133,704	(293,264)	22,266,217

Details of operational revenue are in Note 28.

2017	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	7,339,807	—	16,442,514	—	—	—	(80,960)	23,701,361
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	1,643,377	—	—	—	(32,784)	1,610,593
CVA and Other financial components in tariff adjustment	—	—	988,260	—	—	—	—	988,260
Transmission concession revenue	—	519,184	—	—	—	—	(148,118)	371,066
Transmission construction revenue	—	24,827	—	—	—	—	—	24,827
Concession assets – reimbursement revenue	—	373,217	—	—	—	—	—	373,217
Generation assets – reimbursement revenue	271,607	—	—	—	—	—	—	271,607
Distribution construction revenue	—	—	1,044,681	—	49,240	—	—	1,093,921
Adjustment to expectation from reimbursement of distribution concession financial assets	—	—	8,586	—	—	—	—	8,586
Gain on inflation updating of concession grant fee	316,880	—	—	—	—	—	—	316,880
Transactions in energy on the CCEE	860,101	—	—	—	—	7	—	860,108
Supply of gas	—	—	—	—	1,758,711	—	(19)	1,758,692
Other operating revenues	36,547	9,391	1,174,630	167,814	1,525	119,848	(26,378)	1,483,377
Sector / Regulatory charges reported as Deductions from revenue	(1,429,627)	(167,105)	(9,177,481)	(40,523)	(327,486)	(8,583)	—	(11,150,805)

Net operating revenue	7,395,315	759,514	12,124,567	127,291	1,481,990	111,272	(288,259)	21,711,690

Details of operational revenue are in Note 28.

INFORMATION BY SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017
DESCRIPTION	ELECTRICITY			GAS	TELECOMS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	14,365,635	3,954,921	20,021,054	2,000,287	347,344	1,582,372	(32,024)	42,239,589
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,723,336	1,122,046	1,917,527	—	—	29,316	—	7,792,225
ADDITIONS TO THE SEGMENT	307,794	—	1,082,877	56,619	46,687	778	—	1,494,755
ADDITIONS TO FINANCIAL ASSETS	—	174,082	145,283	—	—	—	—	319,365
NET REVENUE	7,190,105	776,960	12,312,331	1,481,990	127,291	111,272	(288,259)	21,711,690
COST OF ENERGY AND GAS
Energy bought for resale	(4,209,271)	—	(6,782,988)	—	—	(8)	72,791	(10,919,476)
Charges for use of the national grid	(352,455)	—	(1,002,452)	—	—	—	180,984	(1,173,923)
Gas bought for resale	—	—	—	(1,070,623)	—	—	—	(1,070,623)

Operating costs, total	(4,561,726)	—	(7,785,440)	(1,070,623)	—	(8)	253,775	(13,164,022)
OPERATING COSTS AND EXPENSES
Personnel	(281,120)	(106,285)	(1,123,026)	(55,434)	(20,249)	(40,912)	—	(1,627,026)
Employees’ and managers’ profit sharing	(1,278)	(59)	(2,657)	—	(380)	(266)	—	(4,640)
Post-employment obligations	39,235	19,316	179,589	—	—	(9,480)	—	228,660
Materials	(21,468)	(3,595)	(43,267)	(1,962)	(255)	(400)	20	(70,927)
Raw materials and inputs for production of energy	(126,805)	(31,471)	(784,654)	(16,640)	(28,146)	(16,815)	30,574	(973,957)
Outsourced services	(176,177)	—	(566,578)	(71,348)	(35,136)	(529)	—	(849,768)
Depreciation and amortization	(139,285)	(10,076)	(468,857)	(1,975)	(1,105)	(232,370)	—	(853,668)
Operating provisions (reversals)	—	(24,827)	(1,044,682)	(49,240)	—	—	—	(1,118,749)
Construction costs	(117,052)	(10,712)	(408,392)	(14,963)	(23,201)	187,484	3,890	(382,946)

Other operating expenses, net	(823,950)	(167,709)	(4,262,524)	(211,562)	(108,472)	(113,288)	34,484	(5,653,021)

OPERATING COSTS AND EXPENSES	(5,385,676)	(167,709)	(12,047,964)	(1,282,185)	(108,472)	(113,296)	288,259	(18,817,043)
Equity in earnings of unconsolidated investees, net	(519,024)	234,533	41,648	—	(2,295)	(7,102)	—	(252,240)
OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	1,285,405	843,784	306,015	199,805	16,524	(9,126)	—	2,642,407
Finance income	225,856	8,968	397,277	48,400	3,059	120,153	—	803,713
Finance expenses	(1,161,112)	(3,443)	(815,025)	(42,657)	(13,635)	235,608	—	(1,800,264)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	350,149	849,309	(111,733)	205,548	5,948	346,635	—	1,645,856

Income and Social Contribution taxes	(256,648)	(188,831)	30,711	(71,533)	(3,274)	(154,685)	—	(644,260)
NET INCOME (LOSS) FOR THE YEAR	93,501	660,478	(81,022)	134,015	2,674	191,950	—	1,001,596

Equity holders of the parent	93,501	660,478	(81,022)	133,373	2,674	191,950	—	1,000,954

Non-controlling interests	—	—	—	642	—	—	—	642

	93,501	660,478	(81,022)	134,015	2,674	191,950	—	1,001,596

6.	CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	2018	2017	2018	2017
Bank accounts	107,516	113,495	7,602	4,645
Cash equivalents
Bank certificates of deposit (CDBs) (1)	555,008	685,826	21,534	20,799
Overnight (2)	228,280	226,629	25,194	13,228
Others	—	4,307	—	—

	783,288	916,762	46,728	34,027

	890,804	1,030,257	54,330	38,672

(1)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 40% to 106%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) in 2018 (50% to 106% in 2017). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier, at the Company’s option.

(2)

Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate. On December 31, 2018 this rate was 6.39% (6.89% in 2017). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or be used in the purchase of other assets with better remuneration to replenish the portfolio.

Note 32 gives the exposure of the Company and its subsidiaries to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

7.	MARKETABLE SECURITIES

	Consolidated		Holding company
	2018	2017	2018	2017
Investments
Current
Bank certificates of deposit (CDBs) (1)	—	2,652	—	144
Financial Notes (LFs) – Banks (2)	434,735	303,355	47,979	17,706
Treasury Financial Notes (LFTs) (3)	253,868	739,945	28,018	43,189
Debentures (4)	11,292	10,663	4,129	2,142
Others	3,656	1,769	655	779

	703,551	1,058,384	80,781	63,960
Non-current
Bank certificates of deposit (CDBs) (1)	240	—	44	—
Financial Notes (LFs) – Banks (2)	108,443	—	10,647	—
Debentures (4)	—	29,753	—	1,737

	108,683	29,753	10,691	1,737

	812,234	1,088,137	91,472	65,697

(1)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CDBs), were remunerated in 2018 at 80% of the Interbank Rate for Interbank Certificates of Deposit (Certificados de Depósito Inter-bancário – CDIs) published by Cetip. In 2007 this percentage varied from 100.25% to 105.25%.

(2)

Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The LFs in Cemig GT’s portfolio had remuneration rates varying between 102% and 111.25% of the CDI rate in 2018 (102.01% to 112% in 2017).

(3)	Treasury Financial Notes (LFTs) are fixed-rate fixed-income securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(4)

Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 104.25% to 151% of the CDI Rate in 2018 (104.25% to 161.54% of the CDI in 2017).

Note 32 gives a classification of these securities. Cash investments in securities of related parties are shown in Note 31.

8.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

		Consolidated
	Balances not yet due	Up to 90 days past due	Up to 360 days past due	More than 361 days past due	Dec. 31, 2018	Dec. 31, 2017
Billed supply	1,345,007	759,357	392,542	491,885	2,988,791	2,688,622
Unbilled supply	1,048,261	—	—	—	1,048,261	993,699
Other concession holders – wholesale supply	6,641	36,324	2,250	1,763	46,978	25,642
Other concession holders – wholesale supply, unbilled	281,655	—	—	—	281,655	283,061
CCEE (Wholesale Trading Exchange)	1,092	157,707	—	6,921	165,720	381,150
Concession Holders – power transport	75,575	15,148	2,772	86,541	180,036	159,194
Concession Holders – power transport, unbilled	212,338	—	—	—	212,338	177,308
(–) Provision for doubtful receivables	(178,915)	(20,746)	(19,944)	(531,563)	(751,168)	(567,956)

	2,791,654	947,790	377,620	55,547	4,172,611	4,140,720

Current assets					4,091,722	3,885,392
Non-current assets					80,889	255,328

		Holding company
	Balances not yet due	Up to 90 days past due	Up to 360 days past due	More than 361 days past due	Dec. 31, 2018	Dec. 31, 2017
Billed supply (telecoms services)	1,074	1,774	711	22,284	25,843	—
Unbilled supply	2,254	—	—	—	2,254
(–) Provision for doubtful receivables	—	—	—	(22,284)	(22,284)	—

	3,328	1,774	711	—	5,813	—

The Company’s exposure to credit risk related to customers and traders is given in Note 32.

The allowance for doubtful receivables is considered sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

Consolidated	Dec. 31, 2018	Dec. 31, 2017
Residential	136,866	160,482
Industrial	171,732	178,058
Commercial, services and others	188,819	117,438
Rural	33,517	17,334
Public authorities	119,571	11,984
Public lighting	5,615	4,740
Public services	27,318	10,187
Charges for use of the network (TUSD)	67,730	67,733

	751,168	567,956

Changes in the allowance for doubtful accounts in 2018 and 2017 are as follows:

Consolidated
Balance at Dec. 31, 2016	660,105
Additions, net (Note 29 d)	248,280
Disposals	(340,429)

Balance at Dec. 31, 2017	567,956

Effect of adoption of IFRS 9 / CPC 48 on Jan. 1, 2018 (1) (Note 2.4)	150,114
Additions, net (Note 29 d)	264,416
Disposals	(231,318)

Balance at Dec. 31, 2018	751,168

(1)	Posted directly to Equity, without inclusion in Statement of income

Advances from customers

Cemig GT and Cemig D received advance payments for the sale of energy from certain customers. Advance payments related to services not yet provided are as follows:

Balance at Dec. 31, 2016	181,200
Additions	324,606
Disposals	(317,557)
Inflation adjustment (Note 30)	44,513

Balance at Dec. 31, 2017	232,762
Additions	50,000
Disposals	(214,445)
Inflation adjustment (Note 30)	11,088

Balance at Dec. 31, 2018	79,405

Advance payments are adjusted until the actual delivery of the energy supply under the following terms:

Dec. 31, 2018				Balance at Dec. 31, 2018	Balance at Dec. 31, 2017
Counterparty	Specified period for billing	Index for updating of the pre-paid amounts	Quantity of MWh deliverable
BTG Pactual	—	1.20 to 1.57% p.m.	—	—	42,920
Deal Comercializadora	—	1.2% p.m.	—	—	772
White Martins Gases Industriais Ltda	January to March 2019	124% of CDI rate	71,574	40,267	147,066
White Martins Gases Industriais Ltda	January to March 2019	124% of CDI rate	—	334	42,004
Ferroligas	January to June 2019	136% of CDI	—	38,804	—

				79,405	232,762

Revenue from advanced sales of energy supply is recognized in the Statement of income only when the Company’s performace obligation is satisfies when the energy supply actually take place.

9.	RECOVERABLE TAXES

	Consolidated		Holding company
	2018	2017	2018	2017
Current
ICMS (VAT)	79,956	71,430	2,778	—
PIS and Pasep	4,150	12,130	20	6
Cofins	21,463	56,023	125	37
Others	18,614	34,207	97	—

	124,183	173,790	3,020	43
Non-current
ICMS (VAT)	239,789	224,752	1,862	—
PIS and Pasep	3	569	3	2
Cofins	12	3,131	12	12
Others	2,552	2,226	1,795	1,796

	242,356	230,678	3,672	1,810

	366,539	404,468	6,692	1,853

The ICMS (VAT) credits that are reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months The transfer to non-current is made in accordance with management’s best estimate of the amounts which will likely be realized after December 2019.

Credits of Pis, Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately, in accordance with Law 11,774/08.

10.	INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)	Income and Social Contribution tax recoverable

The balances of income tax and Social Contribution tax refer to tax credits in the corporate income tax returns of prior years and to advance payments which will be offset against federal taxes eventually payable.

	Consolidated		Holding company
	2018	2017	2018	2017
Income tax	252,756	230,224	36,023	25,809
Social Contribution tax	139,428	129,967	7,652	14,530

	392,184	360,191	43,675	40,339

Current	386,668	339,574	41,274	19,722
Non-current	5,516	20,617	2,401	20,617

b)	Income and Social Contribution tax

The balances of income tax and Social Contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Profit method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Profit method, in which payments are made quarterly.

	Consolidated		Holding company
	2018	2017	2018	2017
Current
Income tax	83,213	88,152	—	—
Social Contribution tax	28,850	27,144	—	—

	112,063	115,296	—	—

c)	Deferred income tax and Social Contribution tax

The Company and its subsidiaries have tax credits for income tax and the Social Contribution tax, arising from balances of tax losses, negative Social Contribution tax carryforwards, and temporary differences, at the rates of 25% (for income tax) and 9% (for the Social Contribution tax), as follows:

	Consolidated		Holding company
	2018	2017	2018	2017
Deferred tax assets
Tax loss carryforwards	373,413	523,595	118,761	165,235
Provisions for contingencies	217,908	217,787	21,829	21,486
Provisions for losses on investments	609,159	334,687	609,159	333,192
Operating provisions	455,437	538,640	1,732	172,459
Provisions for profit sharing	24,586	1,486	1,418	29
Post-retirement obligations	1,476,519	1,179,257	163,399	144,176
Estimated provision for doubtful receivables	278,897	207,415	8,161	7,775
Taxes with suspended liability	—	14,093	—	—
Onerous concession	7,683	8,227	—	—
Adjustment to fair value – Swap/Loss	—	12,923	—	—
Others	26,753	14,169	—	—

Total	3,470,355	3,052,279	924,459	844,352

Deferred tax liabilities
Funding costs	(25,254)	(31,115)	—	—
Deemed cost	(239,092)	(275,543)	—	—
Acquisition costs of equity interests	(501,311)	(463,573)	(113,673)	(87,613)
Borrowing costs capitalized	(167,454)	(165,582)	—	—
Taxes on revenues not redeemed – Presumed Profit accounting method	(4,715)	(785)	—	—
Adjustment to expectation of cash flow – Concession assets	(804,077)	(937,485)	—	—
Adjustment to fair value: Swap/Gains	(276,534)	(1,524)	—	—
Others	(33,474)	(40,133)	(1,516)	—

Total	(2,051,911)	(1,915,740)	(115,189)	(87,613)

Total, net	1,418,444	1,136,539	809,270	756,739

Total assets	2,146,863	1,871,228	809,270	756,739
Total liabilities	(728,419)	(734,689)	—	—

The changes in deferred income and Social Contribution taxes have been as follows:

	Consolidated	Holding company
Balance at Dec. 31, 2016	1,215,247	789,318
Effects allocated to Profit and loss account	(197,912)	(54,611)
Effect allocated to Statement of comprehensive income
Net loss (gain) on actuarial restatement	132,781	22,032
Variations in deferred tax assets and liabilities	(13,577)	—

Balance at Dec. 31, 2017	1,136,539	756,739

Effects allocated to Profit and loss account – Going concern	(15,850)	43,191
Effect allocated to Statement of comprehensive income
Re-measurement of defined-benefit plan obligations	239,390	7,624
Effects allocated to Equity
First-time adoption of CPC 48 / IFRS 9 – effects allocated to equity (Note 2.5)	51,038	—
Reversal of deemed cost	17,547	—
Transfer to assets held for sale	(3,405)	667
Variations in deferred tax assets and liabilities	(3,514)	—
Deferred taxes arising from merger of subsidiary	—	1,049
Deferred taxes arising from business combination	(3,301)	—

Balance at December 31, 2018	1,418,444	809,270

On March 28, 2019, the Board of Directors meeting approved the Company’s estimated future taxable profits forecast. This forecast was also submitted for examination by the Fiscal Council on March 28, 2019.

The Company and its subsidiaries estimated that the balance of deferred tax asset as of December 31, 2018 will be realized, as follows:

	Consolidated	Holding company
2019	567,360	145,934
2020	565,921	171,709
2021	541,937	171,710
2022	546,646	171,712
2023	492,240	171,313
2024 to 2026	457,897	59,401
2024 to 2028	298,354	32,680

	3,470,355	924,459

d)	Reconciliation of the expense on income and Social Contribution taxes

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expensein the Statement of income:

	Consolidated		Holding company
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Profit before income and Social Contribution taxes	1,977,415	1,645,856	1,309,999	1,141,275
Income and Social Contribution taxes – nominal expense (34%)	(672,321)	(559,591)	(445,400)	(388,034)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(61,473)	(128,769)	495,704	279,329
Gain on dilution of equity interest	—	7,686	—	—
Non-deductible contributions and donations	(5,763)	(6,118)	(808)	(592)
Tax incentives	29,053	10,534	3,097	2,028
Provision for voluntary retirement program	(814)	242	(18)	242
Difference between Presumed Profit and Real Profit	89,262	80,750	—	—
Non-deductible penalties	(12,041)	(13,559)	(45)	(11)
Excess reactive power and demand	—	(2,030)	—	—
Others	(36,427)	(33,405)	(41,307)	(33,283)
Interest on Equity	71,400	—	71,400	—

Income tax and Social Contribution – effective gain (expense)	(599,124)	(644,260)	82,623	(140,321)

Current tax	(583,273)	(446,348)	39,432	(85,710)
Deferred tax	(15,851)	(197,912)	43,191	(54,611)

	(599,124)	(644,260)	82,623	(140,321)

Effective rate	30.30%	37.80%	6.31%	12.12%

11.	RESTRICTED CASH

Restricted cash of R$90,993 on December 31, 2018, comprises mainly the amount deposited in a guarantee account by Cemig GT in relation to guarantees of power purchase agreements with Saesa, Eletronorte and Copel and the amount of R$106,227 on December, 31, 2017 referred to guarantee for settlement of the put option on shares in RME, and was used in full in the settlement of that put option on November 30, 2018 (more details in Note 32).

12.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance against future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. The agreement states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

As such, on December 28, 2018, the Company withheld an amount of R$7,597, corresponding to the dividends that would have been payable to Minas Gerais State on that date.

On December, 31, 2018, R$46,290 was received corresponding to two installments, net of the R$7,597 of retained dividends. The remaining balance receivable, R$245,566, was classified as Non-current assets, as a result of the delays in installments past due since January 2018. Management believes that it will not suffer losses in the realization of these receivables, as the amounts due are subject to the guarantees mentioned above, which the Company intends to execute in the event of non-receipt of the amount agreed in the debt recognition agreement.

13.	ESCROW DEPOSITS

	Consolidated		Holding company
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Labor claims	334,685	303,699	41,015	35,270
Tax contingencies
Income tax on Interest on Equity	27,852	26,861	265	244
Pasep and Cofins taxes (a)	1,402,117	1,337,086	—	—
Donations and legacy tax (ITCD)	51,075	48,981	50,635	48,541
Urban property tax (IPTU)	86,906	79,505	69,242	68,675
Finsocial tax	38,455	37,170	38,455	37,170
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit (1)	274,871	267,432	13,200	12,853
Income tax withheld at source on inflationary profit	8,438	—	8,437	—
Contribution tax effective rate (2)	18,062	—	—	—
Others	155,364	116,585	65,416	31,252

	2,063,140	1,913,620	245,650	198,735
Others
Regulatory	52,701	60,243	29,565	29,589
Third party	9,328	16,094	3,568	5,811
Customer relations	6,132	6,204	987	1,561
Court embargo	12,394	14,358	4,148	5,515
Others	23,132	21,414	1,412	1,310

	103,687	118,313	39,680	43,786

	2,501,512	2,335,632	326,345	277,791

(1)	See more details in Note 25 – Provisions (Anuênio indemnity);
(2)

Escrow deposit in the legal action challenging an infringement claim relating to application of Social Contribution tax to amounts of cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with liability suspended.

a)	Inclusion of ICMS tax in the taxable base for Pasep /Cofins

This refers to the escrow payments into court made in the action challenging the constitutionality of inclusion of ICMS tax, already charged, within the taxable amount for calculation of these two contributions. The subsidiaries Cemig D and Cemig GT obtained interim relief from the Court allowing them not to make the payment, and authorizing payment as escrow deposits, starting in 2008, and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

In October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, in the form that creates overall precedent, in favor of the argument of the two subsidiaries. Based on the opinion of its legal advisers, the subsidiaries adopted the following:

◾

Cemig GT reversed the provision in the amount of R$101,233, with effect on the net income for 2017, posting it as a reversal of Deductions from revenue, in the fourth quarter of that year, with an amount of R$201,211 remaining deposited in escrow on December 31, 2018 (R$183,606 on December 31, 2017).

◾

Cemig D maintains an escrow deposit of R$1,148,604 (R$1,110,376 on December 31, 2017); wrote down the liabilities relating to these contributions; and constituted a liability for reimbursement to its customers. For more details, see Note 21.

14.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services (the TUSD—Charge for Use of the Distribution System) and EUST (Charges for Use of the Transmission System), are reimbursed to distributors through the funds from the Energy Development Account (CDE).

In 2018, the amount recognized as subsidies was R$953,140 (R$841,767 in 2017). Of this amount, Cemig D has a receivable R$82,470 as of December 31, 2018 (R$73,345 em 2017) and Cemig GT has as receivable of R$8,375 (R$3,741 in 2017) in current assets.

15.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Concession financial assets – consolidated	2018	2017
Financial assets (15.1)
Distribution concessions	395,743	369,762
Indemnifiable receivable – transmission (15.2)	1,296,314	1,928,038
Transmission concession (15.3)	—	547,800
Indemnifiable receivable – generation (15.4)	816,202	1,900,757
Concession grant fee – generation concessions (15.5)	2,408,930	2,337,135

	4,917,189	7,083,492

Concession sector assets	2018	2017
Amounts receivable from Parcel A (CVA) and Other Financial Components (15.6)	1,080,693	369,010

Total	5,997,882	7,452,502

Current assets	1,070,384	847,877
Non-current assets	4,927,498	6,604,625

Concession sector liabilities	2018	2017
Amounts payable from Parcel A (CVA) and Other Financial Components (15.6)	—	414,800
Current liabilities	—	414,800

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Consolidated
Balance at December 31, 2016	2,287,511	2,800,389	216,107	5,304,007

Additions	24,827	—	—	24,827
Transfers of indemnity – plants not renewed	—	1,082,526	—	1,082,526
Disposals	(1,741)	—	(215)	(1,956)
Amounts received	(264,164)	(233,511)	—	(497,675)
Transfers between PP&E, Financial assets and Intangible assets	1,830	—	145,283	147,113
Adjustment to BRR – transmission assets	149,255	—	—	149,255
Adjustment to reimbursement of plants not renewed (Ministerial Order No. 291)—including inflation adjustment	—	271,607	—	271,607
Adjustment of expectation of cash flow from Concession financial assets	54,358	—	8,587	62,945
Monetary updating	223,962	316,881	—	540,843

Balance at December 31, 2017	2,475,838	4,237,892	369,762	7,083,492

Effects of initial adoption of CPC 47 / IFRS (15.1, 15.3)	(1,092,271)	—	—	(1,092,271)
Amounts received	(249,207)	(1,388,985)	—	(1,638,192)
Transfers between PP&E and contractual assets	—	—	26,695	26,695
Other transfers	—	(532)	(50)	(582)
Adjustment of expectation of cash flow from the Concession financial assets	—	—	325	325
Monetary updating	161,954	376,757	—	538,711
Disposals	—	—	(989)	(989)

Balance at December 31, 2018	1,296,314	3,225,132	395,743	4,917,189

15.1	Distribution – Financial assets

The energy and gas distribution concession contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investments made in infrastructure for which the residual value will paid by grantor at the end of the concession period and they are measured at fair value through profit or loss.

15.2	Transmission – Indemnifiable receivable

On August 16, 2016, the regulator homologated the amount of R$892,050 as of November 2012, for the portion of the residual value of assets to be indemnify to the Company. Such amount was recorded as a financial asset, with specific maturity and interest rate, in accordance with its characteristics.

The amount of the indemnity receivable, updated to December 31, 2018, of R$1,296,314 (R$1,928,038 on December, 31, 2017) is classified as a financial asset, at amortized cost, in accordance with IFRS 9/CPC 48, as follows:

Portions of remuneration and depreciation not paid since the extensions of concessions

An amount of R$936,945 (R$992,802 on December 31, 2017) corresponding to remuneration and depreciation not paid since the extension of the concessions, until the tariff adjustment of 2017, which will be inflation adjusted using the IPCA (Expanded National Customer Price) index and remunerated at the weighted average cost of capital of the transmission segment as defined by the regulator for the periodic tariff review, to be paid over a period of eight years through the RAP, since July of 2017.

Residual Value of transmission assets – injunction awarded to industrial customers

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of payment of the residual value of the Existing Basic Network System (‘RBSE’).

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration of cost of capital included since the date of extension of the concessions – amounting to R$359,369 at December 31, 2018 (R$316,138 at December 31, 2017) inflation-adjusted by the IPCA index.

In compliance with the court decision, the regulator, presented a new calculation, excluding the amounts that refer to the cost of own capital. The Company and its subsidiary Cemig GT believe that this is a provisional decision, and that its right to receive the amount referring to the assets of RBSE is guaranteed by law, so that no adjustment to the amount recorded at December 31, 2018 is necessary.

Adjustment of the BRR Transmission Assets

The regulator (Aneel), accepted Cemig GT’s claim for inclusion of certain conducting cables in the tariff calculation, and calculated the differences between the revenue amounts ratified in the tariff reviews of June 23, 2009 and June 8, 2010. The new amounts, calculated to include the value of these cables in the Remuneration Assets Base (Base de Remuneração de Ativos, or BRR), for the period from July 2005 through December 2012, resulted in a credit of R$149,255, when updated to currency of July 2017, and Cemig GT received this amount in twelve months, through RAP, in the period to June 2018.

15.3	Transmission – Assets remunerated by tariff

Assets linked to transmission infrastructure, in the amount of R$1,092,271, were recognized as from 2018 as contract assets, as required by CPC 47/IFRS 15. Until December, 31, 2017, these assets were classified as financial assets under the criteria of CPC 01/IFRIC 12, as described in Note 16 – Concession contract assets.

15.4	Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, the subsidiary has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recognized in financial assets, at fair value through profit or loss, and totaled R$816,202 on December 31, 2018 (R$816,411 on December 31, 2017).

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historic cost	Net balance of assets based on deemed cost
Lot D
UHE Três Marias	July 2015	396	71,694	413,450
UHE Salto Grande	July 2015	102	10,835	39,379
UHE Itutinga	July 2015	52	3,671	6,589
UHE Camargos	July 2015	46	7,818	23,095
PCH Piau	July 2015	18.01	1,531	9,005
PCH Gafanhoto	July 2015	14	1,232	10,262
PCH Peti	July 2015	9.4	1,346	7,871
PCH Dona Rita	Sep. 2013	2.41	534	534
PCH Tronqueiras	July 2015	8.5	1,908	12,323
PCH Joasal	July 2015	8.4	1,379	7,622
PCH Martins	July 2015	7.7	2,132	4,041
PCH Cajuru	July 2015	7.2	3,576	4,252
PCH Paciência	July 2015	4.08	728	3,936
PCH Marmelos	July 2015	4	616	4,265
Others
UHE Volta Grande	February 2017	380	25,621	70,118
UHE Miranda (1)	Dec. 2016	408	26,710	22,546
UHE Jaguara (1)	Aug. 2013	424	40,452	174,203
UHE São Simão (1)	Jan. 2015	1.710	1,762	2,711

		3,601.70	203,545	816,202

(1)

investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174,203, R$2,711 and R$22,546, respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company is in a process of discussion with Aneel (the regulator). Management of the subsidiary Cemig GT does not expect losses in realization of these amounts.

As specified by the regulator (Aneel), the valuation reports that support the amounts to be received by the Company in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the regulator. The Company and its subsidiaries do not expect any losses in the realization of these amounts.

Miranda and São Simão plants – Basic plans

On August 31, 2018 the subsidiary Cemig GT received indemnity, of R$1,139,355, for the basic plan construction of the São Simão and Miranda plants. This amount had been inflation-adjusted by the Selic rate up to the date of its receipt.

Plant	Miranda	São Simão	Total
Residual value of assets on 2017 based on deemed cost	609,995	202,744	812,739
Adjustment regarding MME Order 291/17	174,157	40,855	215,012

Amounts based on MME Order 291/17	784,152	243,599	1,027,751
Monetary adjustment	25,373	31,222	56,595

Residual value of assets of Basic Plans at Dec. 31, 2017	809,525	274,821	1,084,346
Monetary adjustment (1)	42,118	12,891	55,009
Amounts received	(851,643)	(287,712)	(1,139,355)

Residual value of assets of Basic Plan at Dec. 31, 2018	—	—	—

(1)	Inflation adjustment, net of transfers, of R$323.

15.5	Concession grant fee – Generation concessions

The concession grant fee paid by Cemig GT for a 30-year concession contract related to 18 hydroelectric plants for an amount of R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as the Company has unconditional right to receive the amount paid, updated by the IPCA index and remuneratory interest (the total of which is equivalent to the internal rate of return on the project) during the period of the concession.Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

The changes in concession financial assets are as follows:

SPE	Plants	2017	Monetary updating	Amounts received	2018
Cemig Geração Três Marias S.A.	Três Marias	1,330,134	173,892	(134,126)	1,369,900
Cemig Geração Salto Grande S.A.	Salto Grande	417,393	54,816	(42,299)	429,910
Cemig Geração Itutinga S.A.	Itutinga	155,594	22,990	(17,983)	160,601
Cemig Geração Camargos S.A.	Camargos	116,710	17,129	(13,387)	120,452
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	152,170	23,884	(18,837)	157,217
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	103,133	17,867	(14,303)	106,697
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	62,001	10,847	(8,695)	64,153

Total		2,337,135	321,425	(249,630)	2,408,930

SPE	Plants	2016	Monetary updating	Amounts received	2017
Cemig Geração Três Marias S.A.	Três Marias	1,283,197	172,402	(125,465)	1,330,134
Cemig Geração Salto Grande S.A.	Salto Grande	402,639	54,322	(39,568)	417,393
Cemig Geração Itutinga S.A.	Itutinga	149,904	22,512	(16,822)	155,594
Cemig Geração Camargos S.A.	Camargos	112,447	16,786	(12,523)	116,710
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	146,553	23,237	(17,620)	152,170
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	99,315	17,198	(13,380)	103,133
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	59,710	10,424	(8,133)	62,001

Total		2,253,765	316,881	(233,511)	2,337,135

Sector assets and liabilities

15.6	Account for compensation of variation of parcel A items (CVA) and Other financial components

The Amendment that extended the concession period of the Cemig Dguarantees that, in the event of extinction of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA Account (Compensation for Variation of Portion A items), (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

	2018			2017
Balance sheet	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	1,184,458	2,545,994	3,730,452	381,588	2,330,978	2,712,566
Current assets	1,184,458	1,505,264	2,689,722	381,588	1,379,162	1,760,750
Non-current assets	—	1,040,730	1,040,730	—	951,816	951,816
Liabilities	(1,140,507)	(1,509,252)	(2,649,759)	(796,388)	(1,961,968)	(2,758,356)
Current liabilities	(1,140,507)	(902,341)	(2,042,848)	(796,388)	(1,220,637)	(2,017,025)
Non-current liabilities	—	(606,911)	(606,911)	—	(741,331)	(741,331)

Total current, net	43,951	602,923	646,874	(414,800)	158,525	(256,275)

Total non-current, net	—	433,819	433,819	—	210,485	210,485

Total, net	43,951	1,036,742	1,080,693	(414,800)	369,010	(45,790)

	2018			2017
Financial components	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	1,172	220,016	221,188	(154,234)	(89,414)	(243,648)
Tariff for use of transmission facilities of grid participants	24,263	(5,577)	18,686	9,058	23,448	32,506
Tariff for transport of Itaipu supply	2,266	15,580	17,846	2,332	1,306	3,638
Alternative power source program (Proinfa)	3,106	5,154	8,260	(5,148)	1,513	(3,635)
ESS/EER System Service/Energy Charges	(246,181)	(287,474)	(533,655)	(40,105)	(586,413)	(626,518)
Energy bought for resale (1)	667,149	1,401,917	2,069,066	(90,616)	1,326,263	1,235,647
Other financial components
Over contracting of supply	(204,056)	(12,920)	(216,976)	8,357	(211,337)	(202,980)
Neutrality of Parcel A	53,008	(14,883)	38,125	(30,581)	74,076	43,495
Other financial items	(235,964)	(211,525)	(447,489)	(111,825)	—	(111,825)
Tariff Flag balances (2)	—	(11,215)	(11,215)	—	(134,008)	(134,008)
Excess demand and reactive power	(20,812)	(62,331)	(83,143)	(2,038)	(36,424)	(38,462)

TOTAL	43,951	1,036,742	1,080,693	(414,800)	369,010	(45,790)

(1)

The amount of the CVA for energy supply constituted in 2018 after the Tariff Review, for inclusion in the tariff adjustment of 2019, is due mainly to the increased expenses on purchase of energy and coverage of hydrological risk, in view of the increase in the price of energy in the wholesale market, and operation of the thermoelectric plants due to the low level of reservoirs.

(2)	Billing arising from the ‘Flag’ Tariff System not yet homologated by the regulator (Aneel).

Changes in balances of financial assets and liabilities:

Balance at December 31, 2016	(407,250)

Additions	810,634
Amortization	177,626
Payments from the Flag Tariff Centralizing Account	(585,527)
Updating – Selic rate	(41,273)

Balance at December 31, 2017	(45,790)

Balance at December 31, 2017	(45,790)
Additions (1)	1,638,462
Amortization	334,602
Others – R&D Reimbursement (2)	(114,782)
Payments from the Flag Tariff Centralizing Account	(793,822)
Updating – Selic rate (Note 30)	62,023

Balance at December 31, 2018	1,080,693

(1)

The CVA asset recognized in the period is mainly due to higher difference in 2018 than 2017 between actual costs of energy and the estimate figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment);

(2)

Refers to reimbursement of the additional tax collected, of 0.3% of net operating revenue, passed through to energy tariffs and paid to the National Treasury from January 2010 to December 2012. The aim of this collection was to reimburse states and municipalities for any loss of ICMS tax revenue, applying to fossil fuels used in the generation of energy in the 24 months following connection of the related isolated systems to the National Grid.

Payments from the Flag Tariff Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (i) realized amounts of costs of thermal generation and exposure to short-term market prices, and (ii) the amounts covered by the tariff in force.

Pass-throughs of funds from the Flag Account in 2018 totaled R$793,822 (R$585,527 in 2017) and were recognized as a partial realization of the CVA receivable previously constituted.

16.	CONCESSION CONTRACT ASSETS

	Consolidated
	Dec. 31, 2018	Dec. 31, 2017
Distribution – Infrastructure assets under construction	518,162	—
Gas – Infrastructure assets under construction	81,475	—
Transmission – Indemnity assets incorporated into the Assets Remuneration Base	492,405	—
Transmission – Assets remunerated by tariff	636,905	—

	1,728,947	—

Current	130,951	—
Non-current	1,597,996	—

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Consolidated
Balance at December 31, 2017	—	—	—	—

Effects of IFRS 15 first-time adoption (Notes 15 and 19)	1,092,271	531,750	89,497	1,713,518
Additions (1) (Note 15e)	95,712	726,713	70,228	892,653
Inflation adjustment	88,421	—	—	88,421
Adjustment to expected contract cash flow from the concession	12,934	—	—	12,934
Amounts received	(161,527)	—	—	(161,527)
Transfers to financial assets	—	(26,695)	—	(26,695)
Transfers to intangible assets	—	(671,577)	(78,250)	(749,827)
Transfers to PP&E	1,499	—	—	1,499
Provision for impairment (2)	—	(42,029)	—	(42,029)

Balance at December 31, 2018	1,129,310	518,162	81,475	1,728,947

(1)	The additions to distribution assets, of R$726,713, made during 2018, include R$26,364 of capitalized borrowing costs, as presented in Note 22.
(2)

As of December, 31, 2018, the subsidiary Cemig D recognized a provision of R$42,029 for impairment of certain long-term assets in progress. The Company has not identified any additional indications of impairment of its other contract assets, which have defined useful lives. The Company has no contract assets with non-defined useful life.

Energy and gas distribution activities

In accordance with CPC 47/IFRS 15 – Revenue from contracts with customers, the concession infrastructure assets still under construction are recognized initially as contract assets, considering the right of the subsidiaries Cemig D and Gasmig to charge for the services provided to customers or receive an indemnity at the end of the concession for assets not yet amortized. New assets are recorded initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset start operations, the construction performance obligation is concluded, and the assets are split into financial assets and intangible assets.

The Transmission activity

In accordance with CPC 47 / IFRS 15 – Revenue form contracts with customers, the transmission the concession infrastructure assets were classified as contractual assets as from January 1, 2018, considering the performance obligation during the period of the concession, represented by the construction, operation, maintenance and availability of the transmission lines.

The abovementioned assets are as follows:

◾

Remaining balance to be received through RAP: The remaining balance of the indemnity for transmission, due to acceptance of the terms of Law 12,783/13, of R$492,405, at December 31, 2018 (R$544,471 at December 31, 2017, classified as financial assets) was incorporated into the Assets Remuneration Base and is being recovered through the Annual Permitted Revenue (RAP).

Transmission – Assets remunerated by tariff: For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator (ANEEL) calculates an additional portion of Permitted Annual Revenue (RAP) from the date that the new facilities enter commercial operation. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then ultimately determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting on the date when commercial operations begin. At December, 31, 2018 the receivable amounts to R$636,905 (R$547,800 on December, 31, 2017, classified as financial assets).

The infrastructure during the construction phase, grants to the operator a right to receive consideration due to performance obligations represented by the construction, operation and maintenance of the transmission lines, and not only to the passage of time, being revenue and costs related to construction of these assets recognized as costs incurred.

Thus, the consideration for construction and upgrade services carried out on the concession assets as from January 1, 2018, is now recorded as a contract assets, since consideration for those services is conditional on the satisfaction of another performance obligation.

17.	INVESTMENTS

Investor	Control	Consolidated		Holding company
		Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Cemig Geração e Transmissão	Subsidiary	—	—	5,064,127	4,793,832
Hidrelétrica Cachoeirão	Jointly-controlled entity	49,213	57,957	—	—
Guanhães Energia	Jointly-controlled entity	—	25,018	—	—
Hidrelétrica Pipoca	Jointly-controlled entity	30,629	26,023	—	—
Retiro Baixo	Jointly-controlled entity	170,720	157,773	—	—
Aliança Norte (Belo Monte plant)	Jointly-controlled entity	663,755	576,704	—	—
Madeira Energia (Santo Antônio plant)	Affiliated	270,090	534,761	—	—
FIP Melbourne (Santo Antônio plant)	Affiliated	470,022	582,504	—	—
LightGer	Jointly-controlled entity	—	40,832	—	—
Baguari Energia	Jointly-controlled entity	162,224	148,422	—	—
Renova	Jointly-controlled entity	—	282,524	—	—
Aliança Geração	Jointly-controlled entity	1,216,860	1,242,170	—	—
Central Eólica Praias de Parajuru	Subsidiary	—	60,101	—	—
Central Eólica Volta do Rio	Subsidiary	—	67,725	—	—
Central Eólica Praias de Morgado	Jointly-controlled entity	—	50,569	—	—
Amazônia Energia (Belo Monte Plant)	Jointly-controlled entity	1,012,635	866,554	—	—
Usina Hidrelétrica Itaocara S.A.	Jointly-controlled entity	—	3,699	—	—
Cemig Distribuição	Subsidiary	—	—	4,642,358	3,737,310
Light (1)	Subsidiary	—	1,534,294	—	1,083,140
Taesa	Jointly-controlled entity	1,143,189	1,101,462	1,143,189	1,101,462
CemigTelecom	Subsidiary	—	—	—	247,313
Ativas Data Center	Affiliated	16,509	17,450	16,509	—
Gasmig	Subsidiary	—	—	1,439,005	1,418,271
Rosal Energia	Subsidiary	—	—	—	106,897
Sá Carvalho (5)	Subsidiary	—	—	—	102,536
Horizontes Energia	Subsidiary	—	—	—	53,165
Cemig Geração Distribuida	Subsidiary	—	—	2,741	4,932
Cemig GT (5)	Subsidiary	—	—	—	96,944
Lepsa	Subsidiary	—	—	5,099	455,861
RME (3)	Subsidiary	—	383,233	47,155	383,233
UTE Barreiro	Subsidiary	—	—	—	17,982
Empresa de Comercialização de Energia Elétrica	Subsidiary	—	—	—	18,403
Efficientia	Subsidiary	—	—	17,532	7,084
Janaúba photovoltaic unit – distributed generation (4)	Affiliate	9,042	—	—	—
Cemig Comercializadora de Energia Incentivada (6)	Subsidiary	—	—	—	2,004
Companhia de Transmissão Centroeste de Minas	Jointly-controlled entity	19,690	20,584	19,690	20,584
Cemig Trading (5)	Subsidiary	—	—	—	29,206
Axxiom Soluções Tecnológicas	Subsidiary	—	11,866	8,301	11,866
Cemig Overseas (6)	Subsidiary	—	—	—	158

Total of investments		5,234,578	7,792,225	12,405,706	13,692,183

(1)

On December 31, 2017 the Company exercised joint control of Light as described in Note 17.1. Em 30 de novembro de 2018 a Companhia passou a deter o controle e, subsequentemente em atendimento ao disposto no pronunciamento contábil CPC 31/IFRS 5, a Companhia reclassificou o investimento na Light como ativo não circulante mantido para venda.

(2)	On March 31, 2018 Cemig Telecom was merged into the Company;
(3)

On November 30, 2018 the Company acquired all the shares in Lepsa, and therefore as from that date now consolidates that company in its financial statements. Lepsa’s sole assets are holdings of equity in Light. Hence the Company no longer presents the investment that it previously held in Lepsa in its consolidated statements, presenting only the interest in Light.

(4)

Special-purpose Company (SPC) constituted by Efficientia and GD Energia (holding company of the Mori Group) to develop a 5MW photovoltaic generation plant in Janaúba, Minas Gerais, to be leased to customers of Cemig Distribuição that qualify under Aneel Resolution 482/2012.

(5)

On November 30, 2018 ownership of the Company’s wholly-owned subsidiaries Rosal Energia, Sá Carvalho, Horizontes Energia, Cemig PCH, UTE Barreiro, Empresa de Comercialização de Energia Elétrica, Cemig Comercializadora de Energia Incentivada and Cemig Trading was transferred to the wholly-owned subsidiary Cemig GT;

(6)	Company formed in Spain for assessment of investment opportunities outside Brazil. It had no operational activity at December 31, 2018.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of of the interests in the Santo Antônio power plant, and Ativas Data Center.

a)	Right to exploitation of the regulated activity

In the process of allocation of the acquisition price of the subsidiaries and affiliates, a basic identification was made of the intangible assets relating to the right to operate the regulated activity. These assets are presented jointly with the historic value of the investments in the table above. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

Changes in these assets are as follows:

PARENT COMPANY
Investor	12/31/2016.	Amortization	Written off	Dec. 31, 2017	Addition	Amortization	Written off	Dec. 31, 2018
Cemig Geração e Transmissão	303,937	(13,701)	(4,468)	285,768	226,534	(14,226)	(149,440)	348,636
Retiro Baixo	29,525	(1,181)	—	28,344	5,691	(2,069)	—	31,966
Central Eólica Praias de Parajuru (1)	19,341	(1,527)	(1,311)	16,503	51,198	(1,415)	—	66,286
Central Eólica Volta do Rio (1)	13,807	(1,010)	(1,762)	11,035	85,655	(871)	—	95,819
Central Eólica Praias de Morgado (1)	27,406	(2,055)	(1,395)	23,956	—	(1,943)	(22,013)	—
Madeira Energia (Santo Antônio plant) (2)	157,340	(5,956)	—	151,384	—	(5,957)	(127,427)	18,000
LightGer (4)	—	—	—	—	83,990	—	—	83,990
Aliança Norte (Belo Monte plant)	56,518	(1,972)	—	54,546	—	(1,971)	—	52,575
Taesa	288,146	(13,207)	(86,194)	188,745	—	(9,321)	—	179,424
Light (4)	208,800	(22,363)	—	186,437	—	(20,499)	(165,938)	—
Gasmig	207,498	(7,912)	—	199,586	—	(7,911)	—	191,675
Lepsa	48,429	(5,357)	(43,072)	—	—	—	—	—
RME (3)	48,429	(5,064)	—	43,365	20,186	(5,064)	(58,487)	—

OVERALL TOTAL	1,105,239	(67,604)	(133,734)	903,901	246,720	(57,021)	(373,865)	719,735

(1)	Movements arising from the business combination between the Cemig GT and Energimp, as described in item 17.1 in this note.
(2)

Due to the result of analysis of impairment indication, due to the recurring losses incurred by Madeira, a provision was recognized for loss of part of the residual added value of the investment in Madeira, to limit its balance to the minimum value of the excess of future economic benefits arising from use of the net fixed asset on December, 31, 2018, using the nominal WACC of 9.59% as the discount rate. The provision is presented in the statement of income for the year ended December, 31, 2018 as Impairment loss on Investments.

(3)	Addition and disposals resulting from the acquisition of the totality of shares in RME by the Company.
(4)	Movements arising from remeasurement of previously held equity interest in Light. More information in item 17.1 in this explanatory note.

CONSOLIDATED
Investees	Dec. 31, 2016	Amortization	Written off	Dec. 31, 2017	Addition	Amortization	Written off	Dec. 31, 2018
Taesa	288,146	(13,207)	(86,194)	188,745	—	(9,321)	—	179,424
Light	208,800	(22,363)	—	186,437	—	(22,362)	(164,075)	—
Gasmig	207,498	(7,912)	—	199,586	—	(7,911)	—	191,675
Lepsa	48,429	(5,357)	(43,072)	—	—	—	—	—
RME	48,429	(5,064)	—	43,365	20,186	(5,064)	(58,487)	—

TOTAL	801,302	(53,903)	(129,266)	618,133	20,186	(44,658)	(222,562)	371,099

b)	This table shows the changes in investments in subsidiaries, jointly-controlled entities and affiliates:

PARENT COMPANY
Investees	Dec. 31, 2017	Gain (loss) by equity method (Income statement)	Remeasurement of previously held equity interest in subsidiaries acquired (step- acquisition)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Additions / acquisitions	Disposals	Reclassification to held for sale	Others	Dec. 31, 2018
Cemig Geração e Transmissão (5)	4,793,832	590,783	83,990	(101,586)	(302,892)	—	—	—	—	5,064,127
Cemig D (2) / (6)	3,737,310	534,870	—	(348,311)	(282,435)	1,100,000	—	—	(99,076)	4,642,358
Cemig Telecom (1)	247,313	4,778	—	(416)	—	—	—	—	(251,675)	—
Ativas Data Center (1)	—	(607)	—	—	—	—	—	—	17,116	16,509
Rosal Energia	106,897	15,389	—	—	(16,342)	—	(123,490)	—	17,546	—
Sá Carvalho (3)	102,536	17,703	—	—	(29,722)	—	(90,517)	—	—	—
Gasmig	1,418,271	168,523	—	—	(140,443)	—	—	—	(7,346)	1,439,005
Horizontes Energia	53,165	12,346	—	—	(19,029)	—	(46,482)	—	—	—
Cemig Geração Distribuida	4,932	(1,877)	—	—	(314)	—	—	—	—	2,741
Cemig PCH (3)	96,944	29,134	—	—	(30,747)	—	(95,330)	—	(1)	—
Lepsa (2)	455,861	12,545	(21,569)	—	(7,689)	—	—	(412,474)	(21,575)	5,099
RME (2)	383,233	2,755	(52,186)	—	(1,200)	103,788	—	(335,067)	(54,168)	47,155
Light (2) / (4)	1,083,140	6,416	(209,046)	—	—	—	—	(837,361)	(43,149)	—
UTE Barreiro (3)	17,982	376	—	—	—	—	(18,358)	—	—	—
Empresa de Comercialização de Energia Elétrica (3)	18,403	48,207	—	—	(44,051)	—	(22,558)	—	(1)	—
Efficientia	7,084	1,609	—	—	(231)	9,070	—	—	—	17,532
Cemig Comercializadora de Energia Incentivada (3)	2,004	990	—	—	(220)	—	(2,774)	—	—	—
Companhia de Transmissão Centroeste de Minas	20,584	5,128	—	—	(6,022)	—	—	—	—	19,690
Cemig Trading (3)	29,206	49,036	—	—	(54,588)	—	(23,654)	—	—	—
Axxiom Soluções Tecnológicas	11,866	(3,565)	—	—	—	—	—	—	—	8,301
Taesa (2)	1,101,462	225,278	—	—	(208,131)	—	—	—	24,580	1,143,189
Cemig Overseas	158	(277)	—	—	—	57	—	—	62	—

	13,692,183	1,719,540	(198,811)	(450,313)	(1,144,056)	1,212,915	(423,163)	(1,584,902)	(417,687)	12,405,706

(1)	The movement in the Others column arises from absorption of Cemig Telecom in march 2018. More details in Note 1.
(2)

The movement in the Others column arises from the first-time adoption of the new accounting standards on January 1, 2018, CPC 47/IFRS 15 e CPC 48/IFRS 9, recognized by the investees directly in equity without inclusion in the statement of income. For more details, please see Note 2.5.

(3)

The movement in the disposals column refers to the transfer to Cemig GT all ownweship in Cemig’s wholly-owned subsidiaries. Details of this operation in the topic “Restructuring of wholly-owned generation and trading subsidiaries” in this note;

(4)

In the descontinued operation column and assets classifried as held for sale, shows the effects of the reclassification of the investment as non-current assets classified as held for sale, in accordance with CPC 31/IFRS 5;

(5)

The movement included in remeasurement of previously held equity interest in subsidiaries acquired column, refers to the remeasurement arises from business combination, in accordance with CPC 15 (R1)/IFRS 3, of previously held equity interest in Lightger. See Note 17.1.

(6)

The Board of Directors Company authorized transfer to Cemig D of up to R$2,750,000, in the form of an Advance against Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC), to be subsequently converted into a capital increase, by decision proposed to a future Extraordinary General Meeting, to be held in April 2019. During 2018 the total transferred to Cemig D, in the form of AFAC, was R$1,100,100.

CONSOLIDATED
Investees	2017	Gain (loss) by equity method (Income statement)	Remeasurement of previously held equity interest in subsidiaries acquired (step- acquisition)	Dividends	Additions / acquisitions	Disposals	Reclassification to held for sale	Others	2018
Companhia de Transmissão Centroeste de Minas	20,584	5,128	—	(6,022)	—	—	—	—	19,690
Light (1)	1,534,294	18,961	(230,614)	(7,689)	—	—	(1,254,786)	(60,166)	—
RME (1)	383,233	2,755	(52,186)	(1,200)	103,788	—	(326,320)	(110,070)	—
Axxiom Soluções Tecnológicas	11,866	(7,469)	—	—	—	—	(4,397)	—	—
Hidrelétrica Cachoeirão	57,957	10,065	—	(18,809)	—	—	—	—	49,213
Guanhães Energia	25,018	29,734	—	—	56,811	—	(111,563)	—	—
Hidrelétrica Pipoca	26,023	6,886	—	(2,280)	—	—	—	—	30,629
Madeira Energia (Santo Antônio plant) (2)/(4)	534,761	(162,564)	—	—	25,320	—	—	(127,427)	270,090
FIP Melbourne (Santo Antônio plant) (4)	582,504	(138,634)	—	—	26,152	—	—	—	470,022
LightGer	40,832	2,815	83,990	(1,779)	—	—	(125,858)	—	—
Baguari Energia	148,422	28,411	—	(14,609)	—	—	—	—	162,224
Central Eólica Praias de Parajuru (3)	60,101	(6,011)	20,829	—	74,398	(3,437)	—	(145,880)	—
Central Eólica Volta do Rio (3)	67,725	(15,835)	58,864	—	92,298	(22,076)	—	(180,976)	—
Central Eólica Praias de Morgado (3)	50,569	(15,455)	—	—	—	(11,822)	—	(23,292)	—
Amazônia Energia (Belo Monte Plant)	866,554	80,001	—	—	69,157	—	—	(3,077)	1,012,635
Aliança Norte (Belo Monte plant)	576,704	44,483	—	—	42,568	—	—	—	663,755
Ativas Data Center	17,450	(1,370)	—	—	—	—	—	429	16,509
Taesa (1)	1,101,462	225,278	—	(208,131)	—	—	—	24,580	1,143,189
Renova	282,524	(282,524)	—	—	—	—	—	—	—
Usina Hidrelétrica Itaocara S.A.	3,699	(3,925)	—	—	5,421	—	(5,195)	—	—
Aliança Geração	1,242,170	65,354	—	(90,664)	—	—	—	—	1,216,860
Retiro Baixo	157,773	10,394	—	(3,138)	5,691	—	—	—	170,720
Janaúba photovoltaic plant – distributed generation	—	(27)	—	—	9,069	—	—	—	9,042

Total of investments	7,792,225	(103,549)	(119,117)	(354,321)	510,673	(37,335)	(1,828,119)	(625,879)	5,234,578

(1)

The movement in the Others column arises from the first-time adoption of the new accounting standards on January 1, 2018, recognized by the investees directly in equity without inclusion in the statement of income. For more details, please see Note 2.5. The column Reclassification to held for sale includes the effect of the reclassification of the investment in Light, Axxion, Lightger, Guanhães and Itaocara to Non-current assets held for sale, in accordance with CPC 31/IFRS 5.

(2)

Due to the result of analysis of impairment indication, due to the recurring losses incurred by Madeira, a provision was recognized for loss of part of the residual added value of the investment in Madeira, to limit its balance to the minimum value of the excess of future economic benefits arising from use of the net fixed asset on December, 31, 2018, using the nominal WACC of 9.59% as the discount rate. The provision is presented in the statement of income for the year ended December, 31, 2018 as Impairment loss on Investments.

(3)

Movements arising from the business combination between the Company and Energimp. The rights to exploitation of the regulated activity are classified in the consolidated statement of financial position under Intangible. Details of the transaction are in the topic Parajuru, Volta do Rio and Morgado in this note.

(4)

In October 2018 the subsidiary Cemig GT subscribed capital increases in Mesa and FIP Melbourne, of R$25,320 and R$26,152, respectively. These funds were entirely applied in capital contributions to Santo Antônio Energia S.A. (‘Saesa’ or ‘Santo Antônio Hydroelectric Plant’).

(5)	As mentioned in note 38, on April 24, 2019 the merger of the subsidiaries Lepsa and RME into the Company was completed.

PARENT COMPANY
Investees	Dec. 31, 2016	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Capital contributions	Sales	Loss	Others	Dec. 31, 2017
Cemig Geração e Transmissão	4,583,195	428,458	(103,591)	(214,230)	100,000	—	—	—	4,793,832
Cemig Distribuição	2,499,867	(117,313)	(145,244)	—	1,500,000	—	—	—	3,737,310
CemigTelecom	191,515	5,821	(680)	—	50,657	—	—	—	247,313
Rosal Energia	141,038	15,079	(18,252)	(30,968)	—	—	—	—	106,897
Sá Carvalho	106,111	25,056	—	(28,631)	—	—	—	—	102,536
Gasmig	1,419,492	133,374	—	(134,595)	—	—	—	—	1,418,271
Horizontes Energia	52,396	19,562	—	(18,793)	—	—	—	—	53,165
Usina Térmica Ipatinga	4,009	1,258	—	(335)	—	—	—	—	4,932
Cemig PCH	91,969	28,344	—	(23,369)	—	—	—	—	96,944
Lepsa	343,802	9,970	(2,002)	—	147,163	—	(43,072)	—	455,861
RME	340,063	6,841	(1,942)	—	38,195	—	—	76	383,233
Companhia Transleste de Transmissão	21,588	4,985	—	(6,656)	—	(19,917)	—	—	—
UTE Barreiro	39,266	(1,749)	—	(5,535)	—	—	—	(14,000)	17,982
Companhia Transudeste de Transmissão	20,505	3,709	—	(11,849)	—	(12,365)	—	—	—
Empresa de Comercialização de Energia Elétrica	20,154	35,696	—	(37,447)	—	—	—	—	18,403
Companhia Transirapé de Transmissão	23,952	4,451	—	(6,687)	—	(21,716)	—	—	—
Efficientia	4,868	3,388	—	(1,171)	—	—	—	(1)	7,084
Cemig Comercializadora de Energia Incentivada	1,867	779	—	(642)	—	—	—	—	2,004
Companhia de Transmissão Centroeste de Minas	21,171	5,058	—	(5,644)	—	—	—	(1)	20,584
Light	1,070,477	18,176	(5,513)	—	—	—	—	—	1,083,140
Cemig Trading	28,635	56,127	—	(55,555)	—	—	—	(1)	29,206
Axxiom Soluções Tecnológicas	19,264	(7,398)	—	—	—	—	—	—	11,866
Taesa	1,582,633	216,330	—	(182,687)	—	(514,814)	—	—	1,101,462
Cemig Overseas	20	—	—	—	138	—	—	—	158

	12,627,857	896,002	(277,224)	(764,794)	1,836,153	(568,812)	(43,072)	(13,927)	13,692,183

CONSOLIDATED
Investees	Dec. 31, 2016	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Additions / acquisitions	Disposals	Others	Dec. 31, 2017
Companhia Transleste de Transmissão	21,588	4,985	—	(6,656)	—	(19,917)	—	—
Companhia Transudeste de Transmissão	20,505	3,709	—	(11,849)	—	(12,365)	—	—
Companhia Transirapé de Transmissão	23,952	4,451	—	(6,687)	—	(21,716)	—	—
Companhia de Transmissão Centroeste de Minas	21,171	5,058	—	(5,644)	—	—	(1)	20,584
Light (1)	1,070,477	34,807	(5,513)	—	—	—	434,523	1,534,294
Axxiom Soluções Tecnológicas	19,264	(7,398)	—	—	—	—	—	11,866
Lepsa (1)	343,802	295	(2,002)	—	—	—	(342,095)	—
RME	340,063	6,841	(1,942)	—	38,195	—	76	383,233
Hidrelétrica Cachoeirão	50,411	10,187	—	(2,641)	—	—	—	57,957
Guanhães Energia (2)	—	(13,099)	—	—	97,188	—	(59,071)	25,018
Hidrelétrica Pipoca	31,809	2,292	—	(8,078)	—	—	—	26,023
Madeira Energia (Santo Antônio plant)	643,890	(109,129)	—	—	—	—	—	534,761
FIP Melbourne (Santo Antônio plant)	677,182	(94,678)	—	—	—	—	—	582,504
LightGer	41,543	1,858	—	(2,569)	—	—	—	40,832
Baguari Energia	162,106	16,590	—	(30,274)	—	—	—	148,422
Central Eólica Praias de Parajuru	63,307	(1,489)	—	(406)	—	—	(1,311)	60,101
Central Eólica Volta do Rio	81,228	(11,741)	—	—	—	—	(1,762)	67,725
Central Eólica Praias de Morgado	59,586	(7,622)	—	—	—	—	(1,395)	50,569
Amazônia Energia (Belo Monte Plant)	781,022	705	—	—	84,827	—	—	866,554
Ativas Data Center	17,741	(2,294)	—	—	—	—	2,003	17,450
Taesa (3)	1,582,633	216,330	—	(182,687)	—	(514,814)	—	1,101,462
Renova	688,625	(390,249)	(33,852)	—	18,000	—	—	282,524
Usina Hidrelétrica Itaocara S.A.	2,782	(1,741)	—	—	2,658	—	—	3,699
Aliança Geração	1,319,055	71,756	—	(148,641)	—	—	—	1,242,170
Aliança Norte (Belo Monte plant)	527,498	(2,352)	—	—	51,558	—	—	576,704
Retiro Baixo	161,848	9,688	—	(13,763)	—	—	—	157,773

Total of investments	8,753,088	(252,240)	(43,309)	(419,895)	292,426	(568,812)	30,967	7,792,225

Guanhães – Stockholders’ equity of jointly-controlled entity (2)	(59,071)	—	—	—	—	—	59,071	—

Total	8,694,017	(252,240)	(43,309)	(419,895)	292,426	(568,812)	90,038	7,792,225

(1)	The ‘Others ‘column shows the effects of the acquisition of control of Lepsa, on November 30, 2017.
(2)	Transfer of negative equity.
(3)

In November 2017 the Company sold part of its equity interest in the jointly-controlled entity Taesa. The Company sold 34 million Units in Taesa at the price of R$21.10 per Unit. With the sale, the Company’s holding in the share capital of Taesa was reduced from 31.54% to 21.68%. The shares that were sold are not part of the controlling stockholding block of Taesa, and as a result Cemig continues to be in the controlling block of Taesa.

Changes in dividends receivable are as follows:

	2018		2017
	Consolidated	Holding company	Consolidated	Holding company
Initial balance	76,893	603,049	11,386	673,239
Investees’ dividends proposed	354,321	1,144,056	419,895	764,794
Amounts received	(311,471)	(801,521)	(354,388)	(834,984)

Final balance	119,743	945,584	76,893	603,049

c)	Information from the subsidiaries, jointly-controlled entities and affiliates:

Investees	Number of shares	Dec. 31, 2018			Dec. 31, 2017
		Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	2,600,000	4,980,136	100.00	1,837,710	4,793,832
Madeira Energia (Santo Antônio Plant)	12,034,025,147	15.51	10,619,786	4,656,593	18.13	9,546,672	5,327,114
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	100,434	49.00	35,000	118,280
Guanhães Energia	396,401,600	49.00	396,402	228,242	49.00	330,536	51,058
Hidrelétrica Pipoca	41,360,000	49.00	41,360	62,509	49.00	41,360	53,108
Baguari Energia S.A. (1)	26,157,300,278	69.39	186,573	233,793	69.39	186,573	213,895
Central Eólica Praias de Parajuru (4)	71,834,843	100.00	71,835	79,594	49.00	70,560	88,976
Central Eólica Volta do Rio (4)	138,867,440	100.00	138,867	84,355	49.00	117,230	115,694
Central Eólica Praias de Morgado (4)	—	—	—	—	49.00	52,960	54,312
LightGer	79,078,937	49.00	79,232	86,105	49.00	79,232	83,331
Aliança Norte (Belo Monte Plant)	41,437,698,407	49.00	1,206,127	1,247,307	49.00	1,119,255	1,065,628
Amazônia Energia (Belo Monte Plant) (1)	1,322,427,723	74.50	1,322,428	1,359,243	74.50	1,229,600	1,163,160
Aliança Geração	1,291,582	45.00	1,291,488	1,857,905	45.00	1,291,488	1,857,905
Retiro Baixo	222,850,000	49.90	222,850	278,065	49.90	222,850	257,880
Renova (1)	41,719,724	36.23	2,919,019	(76,489)	36.23	2,919,019	779,808
Usina Hidrelétrica Itaocara S.A.	22,165,114	49.00	22,165	10,470	49.00	11,102	7,549
Cemig Baguari	306,000	100.00	306	36	100.00	1	32
Cemig Geração Três Marias S.A.	1,291,423,369	100.00	1,291,423	1,395,614	100.00	1,291,423	1,391,822
Cemig Geração Salto Grande S.A.	405,267,607	100.00	405,268	440,083	100.00	405,268	440,122
Cemig Geração Itutinga S.A.	151,309,332	100.00	151,309	178,544	100.00	151,309	171,279
Cemig Geração Camargos S.A.	113,499,102	100.00	113,499	131,570	100.00	113,499	130,426
Cemig Geração Sul S.A.	148,146,505	100.00	148,147	176,424	100.00	148,147	167,571
Cemig Geração Leste S.A.	100,568,929	100.00	100,569	120,686	100.00	100,569	115,885
Cemig Geração Oeste S.A.	60,595,484	100.00	60,595	69,898	100.00	60,595	69,398
Rosal Energia S.A. (3)	46,944,467	100.00	46,944	124,897	—	—	—
Sá Carvalho S.A. (3)	361,200,000	100.00	36,833	94,447	—	—	—
Horizontes Energia S.A. (3)	39,257,563	100.00	39,258	54,953	—	—	—
Cemig PCH S.A. (3)	45,952,000	100.00	45,952	92,987	—	—	—
- Usina Termelétrica do Barreiro S.A.; (3)	16,902,000	100.00	16,902	18,406	—	—	—
Empresa de Serviços de Comercialização de Energia Elétrica S.A.; (3)	486,000	100.00	486	26,755	—	—	—
Cemig Comercializadora de Energia Incentivada S.A. (3)	1,000,000	100.00	1,000	2,841	—	—	—
Cemig Trading S.A. (3)	1,000,000	100.00	1,000	28,135	—	—	—
Cemig Distribuição	2,359,113,452	100.00	2,771,998	4,642,358	100.00	2,771,998	3,737,310
Rosal Energia (3)	—	—	—	—	100.00	46,944	106,897
Sá Carvalho (3)	—	—	—	—	100.00	36,833	102,536
Horizontes Energia (3)	—	—	—	—	100.00	39,258	53,165
Cemig PCH (3)	—	—	—	—	100.00	35,952	96,944
UTE Barreiro (3)	—	—	—	—	100.00	16,902	17,982
Empresa de Comercialização de Energia Elétrica (3)	—	—	—	—	100.00	486	18,403
Cemig Comercializadora de Energia Incentivada (3)	—	—	—	—	100.00	1,000	2,004
Cemig Trading (3)	—	—	—	—	100.00	1,000	29,206
Light	203,934,060	26.06	2,225,821	3,389,492	26.06	2,225,822	3,461,971
Taesa	1,033,496,721	21.68	3,042,034	4,572,051	21.68	3,042,034	4,346,746
CemigTelecom (2)	—	—	—	—	100.00	292,399	247,313
Ativas Data Center	456,540,718	19.60	182,063	84,232	—	—	—
Gasmig	409,255,483	99.57	665,429	1,001,294	99.57	665,429	1,223,948
Cemig Geração Distribuida (5)	174,281	100.00	174	2,741	100.00	174	4,932
Lepsa	1,379,839,905	100.00	406,341	446,591	100.00	406,341	455,861
RME	1,365,421,406	100.00	403,040	423,228	75.00	403,040	453,157
Efficientia	15,121,845	100.00	15,122	17,532	100.00	6,052	7,084
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	38,608	51.00	28,000	40,361
Axxiom Soluções Tecnológicas	46,600,000	49.00	46,600	16,943	49.00	46,600	24,216

(1)	Jointly-control under a Shareholders’ Agreement;
(2)	On March 31, 2018 Cemig Telecom was merged into the Company;
(3)

On November 30, 2018 ownership of the Company’s wholly-owned subsidiaries Rosal Energia, Sá Carvalho, Horizontes Energia, Cemig PCH, UTE Barreiro, Empresa de Comercialização de Energia Elétrica, Cemig Comercializadora de Energia Incentivada and Cemig Trading was transferred to the wholly-owned subsidiary Cemig GT;

(4)

Movements arising from the business combination between the Company and Energimp. The rights to exploitation of the regulated activity are classified in the consolidated statement of financial position under Intangible. Details of the transaction are in the topic Parajuru, Volta do Rio and Morgado in this note.

(5)	Previously named “Usina Térmica Ipatinga S.A” until December, 2017

The main balances for the affiliated companies and jointly-controlled entities, at December 31, 2018 and 2017 are as follows:

2018	Centroeste	Ativas Data Center	Taesa
Asset
Current	18,722	17,196	1,679,363
Cash and cash equivalents	11	1,060	19,480
Non-current	36,574	105,776	6,750,218

Total assets	55,296	122,972	8,429,581
Liabilities
Current	6,527	22,526	606,003
Loans and financings	3,204	9,326	8,294
Non-current	10,161	16,214	3,251,526
Loans and financings	10,161	13,236	402,441
Equity	38,608	84,232	4,572,052

Total liabilities	55,296	122,972	8,429,581
Statement of income
Net sales revenue	14,093	69,607	1,244,561
Cost of sales	(1,019)	(72,103)	(184,768)
Depreciation and amortization	—	—	(279)
Gross profit (loss)	13,074	(2,496)	1,059,793
General and administrative expenses	—	(16,102)	(138,869)
Finance income	1,086	579	53,203
Finance expenses	(2,973)	(2,578)	(274,588)
Operational profit (loss)	11,187	(20,597)	699,539
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	481,799
Income and Social Contribution taxes	(1,132)	—	(110,033)

Net income (loss) for the year	10,055	(20,597)	1,071,305

Comprehensive income (loss) for the year
Net income (loss) for the year	10,055	(20,597)	1,071,305

Comprehensive income (loss) for the year	10,055	(20,597)	1,071,305

2018	Hidrelétrica Cachoeirão	Hidrelétrica Pipoca	Retiro Baixo	Aliança Norte
Asset
Current	22,771	11,994	46,994	478
Cash and cash equivalents	17,792	3,721	35,582	453
Non-current	84,902	94,867	354,135	1,247,161

Total assets	107,673	106,861	401,129	1,247,639
Liabilities
Current	7,239	11,521	32,174	332
Loans and financings	—	6,578	13,660	—
Non-current	—	32,831	90,890	—
Loans and financings	—	32,831	81,905	—
Equity	100,434	62,509	278,065	1,247,307

Total liabilities	107,673	106,861	401,129	1,247,639
Statement of income
Net sales revenue	50,188	29,270	71,137	—
Cost of sales	(29,315)	(12,161)	(29,327)	—
Depreciation and amortization	(2,763)	(3,095)	(10,084)	—
Gross profit (loss)	20,873	17,109	41,810	—
General and administrative expenses	—	(324)	(3,945)	(2,481)
Finance income	1,593	596	1,953	995
Finance expenses	(169)	(4,033)	(10,511)	(1,093)
Operational profit (loss)	22,297	13,348	29,307	(2,579)
Share of (loss) profit, net, of subsidiaries and joint ventures	—	—	—	96,665
Income and Social Contribution taxes	(2,218)	(1,203)	(2,835)	—

Net income (loss) for the year	20,079	12,145	26,472	94,086

Comprehensive income (loss) for the year
Net income (loss) for the year	20,079	12,145	26,472	94,086

Comprehensive income (loss) for the year	20,079	12,145	26,472	94,086

2018	Amazônia Energia	Madeira Energia	Baguari Energia	Renova	Aliança Geração
Asset
Current	111	618,230	44,420	294,783	711,921
Cash and cash equivalents	97	68,645	8,161	69	344,155
Non-current	1,359,669	22,453,401	201,025	1,228,919	2,277,501

Total assets	1,359,780	23,071,631	245,445	1,523,702	2,989,422
Liabilities
Current	538	1,281,333	6,795	441,524	534,585
Loans and financings	—	53,259	—	341,568	149,120
Non-current	—	17,133,705	4,857	1,158,667	596,932
Loans and financings	—	10,219,548	—	—	140,000
Equity	1,359,242	4,656,593	233,793	(76,489)	1,857,905

Total liabilities	1,359,780	23,071,631	245,445	1,523,702	2,989,422
Statement of income
Net sales revenue	—	3,005,553	73,856	—	906,852
Cost of sales	—	(2,689,459)	(30,753)	(3,969)	(555,446)
Depreciation and amortization	—	—	(8,844)	(3,969)	(125,325)
Gross profit (loss)	—	316,094	43,103	(3,969)	351,406
General and administrative expenses	(207,500)	(194,849)	—	(93,123)	(31,091)
Finance income	2,213	127,777	3,038	1,045	30,345
Finance expenses	(2,076)	(1,880,828)	(950)	(84,317)	(67,013)
Operational profit (loss)	(207,363)	(1,631,806)	45,191	(180,364)	283,647
Share of (loss) profit, net, of subsidiaries and joint ventures	104,936	—	—	(675,933)	10,714
Income and Social Contribution taxes	(684)	(111,830)	(4,041)	—	(96,042)

Net income (loss) for the year	(103,111)	(1,743,636)	41,150	(856,297)	198,319

Comprehensive income (loss) for the year
Net income (loss) for the year	(103,111)	(1,743,636)	41,150	(856,297)	198,319

Comprehensive income (loss) for the year	(103,111)	(1,743,636)	41,150	(856,297)	198,319

2017	Centroeste	RME	Light	Taesa	Axxiom
Asset
Current	56,176	2,042	4,250,667	1,970,698	46,288
Cash and cash equivalents	16,793	959	342,276	2,495	3,428
Non-current	635	451,155	11,180,641	6,607,614	11,110

Total assets	56,811	453,197	15,431,308	8,578,312	57,398
Liabilities
Current	3,917	40	5,575,770	737,012	29,370
Loans and financings – Current	3,002	—	1,372,932	—	5,477
Non-current	12,535	—	6,393,567	3,494,554	3,812
Equity	40,359	453,157	3,461,971	4,346,746	24,216

Total liabilities	56,811	453,197	15,431,308	8,578,312	57,398
Statement of income
Net sales revenue	15,214	—	11,314,559	1,104,092	43,340
Cost of sales	(4,069)	—	—	(209,107)	(54,807)
Depreciation and amortization	(1,421)	—	—	(708)	(1,584)

Gross profit (loss)	11,145	—	11,314,559	894,985	(11,467)
General and administrative expenses	—	(1,181)	(9,940,607)	(124,447)	(7,094)
Finance income	2,332	16,413	136,324	368,375	753
Finance expenses	(2,294)	(2)	(1,211,798)	(433,843)	(1,089)

Operational profit (loss)	11,183	15,230	298,478	705,070	(18,897)
Income and Social Contribution taxes	(1,266)	(52)	(174,257)	(57,590)	6,301

Net income (loss) for the year	9,917	15,178	124,221	647,480	(12,596)

Comprehensive income (loss) for the year
Net income (loss) for the year	9,917	15,178	124,221	648,480	(12,596)

Comprehensive income (loss) for the year	9,917	15,178	124,221	648,480	(12,596)

2017	Aliança Norte	Itaocara	LightGer	Amazônia Energy consumption	Aliança Geração
Assets
Current	516	4,954	50,552	97	621,660
Cash and cash equivalents	455	4,895	1,201	70	467,542
Non-current	1,065,355	11,135	142,146	1,163,092	2,398,524

Total assets	1,065,871	16,089	192,698	1,163,189	3,020,184
Liabilities
Current	243	1,182	30,340	29	448,128
Loans and financings – Current	—	—	—	—	84,409
Non-current	—	7,358	79,027	—	714,151
Equity	1,065,628	7,549	83,331	1,163,160	1,857,905

Total liabilities	1,065,871	16,089	192,698	1,163,189	3,020,184
Statement of income
Net sales revenue	—	—	41,727	—	919,788
Cost of sales	—	(3,844)	(28,341)	—	(554,751)
Depreciation and amortization	—	—	(10,564)	—	(126,553)

Gross profit (loss)	—	(3,844)	13,386	—	365,037
General and administrative expenses	(855)	—	(1,665)	(642)	(10,530)
Finance income	85	291	3,837	1,595	29,596
Finance expenses	(6)	—	(9,121)	(5)	(64,844)

Operational profit (loss)	(776)	(3,553)	6,437	948	319,259
Income and Social Contribution taxes	—	—	(2,614)	(1)	(103,559)
Net income (loss) for the year	(776)	(3,553)	3,823	947	215,700

Comprehensive income (loss) for the year
Net income (loss) for the year	(776)	(3,553)	3,823	947	215,700

Comprehensive income (loss) for the year	(776)	(3,553)	3,823	947	215,700

2017	Hidrelétrica Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Hidrelétrica Pipoca
Asset
Current	50,434	29,429	10,630	556,738	14,822
Cash and cash equivalents	46,397	5,449	7,428	54,517	5,834
Non-current	87,278	208,511	42,442	23,593,860	94,764

Total assets	137,712	237,940	53,072	24,150,598	109,586
Liabilities
Current	9,854	18,338	1,970	2,030,334	17,448
Suppliers	1,423	9,705	252	202,503	5,668
Non-current	9,578	5,707	44	16,793,149	39,030
Equity	118,280	213,895	51,058	5,327,115	53,108

Total liabilities	137,712	237,940	53,072	24,150,598	109,586
Statement of income
Net sales revenue	39,156	63,778	—	2,971,019	28,903
Cost of sales	(17,796)	(36,151)	(637)	(1,857,730)	(18,564)
Depreciation and amortization	(3,513)	(8,826)	—	—	(3,094)
Gross profit (loss)	21,360	27,627	(637)	1,113,289	10,339
General and administrative expenses	—	—	—	(817,254)	(983)
Provision for loss	—	—	(22,468)	—	—
Finance income	4,135	6,179	929	114,973	1,836
Finance expenses	(1,945)	(709)	(3,021)	(1,551,186)	(4,586)
Operational profit (loss)	23,550	33,097	(25,197)	(1,140,178)	6,606
Income and Social Contribution taxes	(2,759)	(10,758)	—	48,676	(1,590)

Net income (loss) for the year	20,791	22,339	(25,197)	(1,091,502)	5,016

Comprehensive income (loss) for the year
Net income (loss) for the year	20,791	22,339	(25,197)	(1,091,502)	5,016

Comprehensive income (loss) for the year	20,791	22,339	(25,197)	(1,091,502)	5,016

2017	Retiro Baixo	Renova	Central Eólica de Parajuru	Central Eólica de Morgado	Central Eólica Volta do Rio
Asset
Current	23,875	31,242	41,204	11,044	16,135
Cash and cash equivalents	14,256	342	35,373	6,595	4,704
Non-current	365,562	1,679,389	120,747	135,773	232,818

Total assets	389,437	1,710,631	161,951	146,817	248,953
Liabilities
Current	27,182	395,295	26,105	89,522	126,180
Suppliers	2,898	25,220	573	2,173	873
Non-current	104,375	535,528	46,870	2,983	7,079
Equity	257,880	779,808	88,976	54,312	115,694

Total liabilities	389,437	1,710,631	161,951	146,817	248,953
Statement of income
Net sales revenue	67,204	—	20,582	14,331	22,482
Cost of sales	(33,369)	(4,484)	(15,609)	(17,372)	(29,139)
Depreciation and amortization	(10,099)	(4,484)	(9,521)	(10,004)	(16,819)
Gross profit (loss)	33,835	(4,484)	4,973	(3,041)	(6,657)
General and administrative expenses	—	—	(1,975)	(967)	(3,356)
Finance income	2,816	3,817	3,471	1,857	3,116
Finance expenses	(12,344)	(1,260,283)	(6,095)	(7,943)	(11,649)
Operational profit (loss)	24,307	(1,260,950)	374	(10,094)	(18,546)
Income and Social Contribution taxes	(2,526)	121,415	(274)	(723)	(2,644)

Net income (loss) for the year	21,781	(1,139,535)	100	(10,817)	(21,190)

Comprehensive income (loss) for the year
Net income (loss) for the year	21,781	(1,139,535)	100	(10,817)	(21,190)
Other comprehensive income	—	(99,019)	—	—	—

Comprehensive income (loss) for the year	21,781	(1,139,535)	100	(10,817)	(21,190)

Madeira Energia S.A. (‘Mesa’) and FIP Melbourne

On December 31, 2018 the investee MESA reported a loss of R$1,743,636 and current liabilities in excess of current assets by R$663,103. To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow; MESA concluded in December 2018, the reprofiling of its debt with BNDES, adjusting the flow of payments of the debt to its cash generation capacity. The values for the guarantee provided by the Company in relation to these debts are given in Note 27. Additionally, to ensure its liquidity, MESA also rely on financial support from its shareholders, under an equity support agreement signed for this purpose. Under this agreement the Company is required, in accordance with a limit defined by its shareholding interest, to fund any cash shortfalls that occur, or any frustrations of sources of funds specified in the project.

Risks related to compliance with laws and regulations

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

The independent internal investigation, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA (SAESA) that should be considered for possible accounting write-off, passthrough or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

The effects of any alterations to the existing scenario will be reflected, as appropriate, in the financial statements of the Company and Cemig GT.

The FID (Availability Factor)

On April 10, 2018 the Federal Supreme Court re-established the requirement for application of the Availability Factor (FID) in relation to the generating units of the Santo Antônio Hydroelectric Plant not dispatched by the National System Operator (ONS). Obeying this decision, the CCEE agreed to accept payment of the FID in installments, for a total of approximately R$738,000, recorded as liabilities under Suppliers, that has being paid in 36 equal installments, from September 2018, with the addition of inflation adjustment and interest.

Arbitration proceedings

In 2014 Cemig GT and SAAG Investimentos S.A. (‘SAAG’), a vehicle through which Cemig GT holds an indirect equity interest in Mesa, opened in camera arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$750 million partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, for an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$750 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for doubtful receivables in the amount of R$678,551 in its financial statements as of December 31, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Renova Energia S.A. (‘Renova’)

Going concern

On December 31, 2018 the jointly controlled investee Renova reported a consolidated loss of R$856,297 accumulated losses of R$3,050,887, current liabilities in excess of current assets by R$457,663 an equity deficit of R$76,489, negative gross margin and needs to obtain capital to comply with its commitments, including those for construction of wind and solar power plants.

These events or conditions indicate the existence of relevant uncertainty that may raise significant doubt about its ability to continue as a going concern as of December 31, 2018.

In this scenario, the investee and its shareholders, including the Company, approved a corporate and financing restructuring plan with the aim of rebalancing its liquidity and cash flow structure, resolving the capital structure and honoring its commitments, including the approval of a binding proposal from AES Tietê Energia S.A. for purchase of the investee’s wind farms and renegotiation of debt with financial creditors. Management of the Company and the investee believe that, with the success of the measures approved, it will be possible to recover economic, financial and liquidity balance to continue the investee’s business in the future.

However, in view of the investee’s equity deficit, the Company has reduced the carrying value of its equity interests at Renova to zero and no further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

The continuity of Renova as a going concern depends on the success of the implementation of these measures, continuity of the flow of dividends from its investees, and obtaining of the necessary funding, from its shareholders and/or from outside parties.

Risks related to compliance with laws and regulations

On January 19, 2018 Renova responded to a formal letter from the Minas Gerais Civil Police received in November 2017 relating to an investigation being held by that authority into certain capital contributions made by Renova into development projects in previous years, and by its controlling stockholders, including Cemig GT. As a consequence of this matter, the governance bodies of Renova requested opening of an internal investigation on this subject, and this is being conducted by an independent company.

A separate independent internal monitoring committee was also set up to accompany the internal investigation, jointly with the Audit Committee. Its members are: one independent member of the Board; the Chair of the Audit Board; and the Chair of the Board of Directors.

The work of the internal investigation has not been completed, and it is not possible, up to the present moment, to measure any effects of this investigation, nor any impacts on the financial statements of Renova or of Cemig GT for the business year ended December 31, 2018. Renova estimates that this investigation will be completed in the second quarter of 2019.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in Nesa of 11.69%.

NESA has expended significant funds for costs of organization, development and pre-operating costs, resulting in negative net working capital of R$2,762,388 as of December 31, 2018. The completion of the construction works for the Belo Monte plant, and consequent generation of revenues, in turn, depend on the capacity of the investee to continue to comply with the schedule of works envisaged, as well as obtaining the necessary financial resources, either from its shareholders and / or from third parties.

On April 7, 2015, Nesa was awarded a preliminary injunction ordering the regulator to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in Aneel Normative Resolution 595/2013 and in the Concession Contract 01/2010-MME, of the Belo Monte Hydroelectric Plant”. The legal advisers of Nesa have classified the probability of loss as ‘possible’. The estimate of loss in Belo Monte up to Monday, December 31, 2018 is R$1,643,000.

Risks related to compliance with laws and regulations

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of the investees and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations into irregularities involving contractors and suppliers of Nesa and of its other stockholders, which are still in progress. At present it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future include consequences for the investee, and also, based on the results of the independent internal investigation conducted by Nesa and its other stockholders, a write-down of the value of the infrastructure of Nesa, by R$183,000.

On March 9, 2018 Operação Fortuna started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS e J. Malucelli. Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal independent investigation in addition to those already carried out.

The effects of any alterations to the existing scenario will be reflected, appropriately, in the financial statements of the Company and its subsidiary Cemig GT.

Companhia de Transmissão Centroeste de Minas

On December 20, 2018 Cemig stated to Eletrobras its intention of exercise its right of first refusal for acquisition of the equity interest held by Eletrobras in Companhia de Transmissão Centroeste de Minas S.A. (‘Centroeste’) which was the subject of Lot P in Eletrobras Auction 01/2018, held on September 27, 2018.

As officially disclosed by Eletrobras on October 22, 2018, the winning bid was R$43,169, in currency of December 31, 2017.

On January 15, 2019 Cemig became aware of the ratification by Eletrobras of the object of Eletrobras Auction 01/2018, referring to the exercise of first refusal, by the Company, in acquisition of the shareholding interest in Centroeste, conclusion of which will take place in 2019.

17.1 – Business combination

Light S.A. (‘Light’).

a)	Acquisition of additional equity interest in RME, and control of Light.

Until November 27, 2018, the Company held, through the holding companies, RME (jointly controlled entity at that time) and Lepsa, an aggregate direct and indirect equity interest of 48.9% in Light. On that same date, RME sold 2.13% of its equity interest in Light, for R$64,750, and, as a result, a loss of R$7,285 was recognized in the RME’s statement of income.

On November 30, 2018, BB-Banco de Investimento S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A. exercised their put option to sell to the Company the remaining interests in the shares of RME, equivalent to 25% interest, for R$659,378. Of the total amount paid, R$103,788 represented the fair value of the shares of RME acquired, and R$555,590 corresponded to the loss already recognized by the Company upon valuation of the put, as disclosed in Note 32.

As a result of the above, the Company holds 100% of the share of RME.

b)	Acquisition of control of Light

Due to the exercise of the put option on the RME’s shares, by the other shareholders of RME, the Shareholders’ Agreement related to the jointly control of the investee Light lost effect, and the Company directly and indirectly holds an aggregated 49.99% of Light’s voting shares. As a result the Company currently controls Light, in accordance with the provisions of IFRS 10/CPC 36 (R3) – Consolidated financial statements.

In addition, upon obtaining control of Light, the investments Lightger, Axxiom, Guanhães Energia and Itaocara in which the Company exercised joint control with Light, became controlled subsidiaries of the Company.

As specified in CPC 15 (R1)/IFRS 3 – Business combinations, the Company remeasured the interest previously held in the investments at fair value, and any difference between the fair value and the carrying value of the previously held interest was recognized in the statement of income for the year, as follows:

	Light	LightGer	Total
Fair value at November 30, 2018	3,197,686	256,853	3,454,539
Equity interest held by the Company before the acquisition of control	47.265%	49.00%
Company’s original interest, valued at fair value on the acquisition date	1,511,386	125,858	1,637,244
Original book value	(1,794,187)	(41,868)	(1,836,055)

Gain (loss) on remeasurement of previously held equity interest in subsidiaries acquired	(282,801)	83,990	(198,811)

The fair value of the net assets acquired, and the remeasurement of the previous held interest in the subsidiaries is as follows:

	Light	LightGer	Total
Total consideration paid (1)	103,788	—	103,788
Previously held interest, valued at fair value on the acquisition date	1,511,386	83,990	1,595,376

Total	1,615,174	83,990	1,699,164

Intangible—Right to exploitation of the regulated activity	475,147	127,258	602,405
Fair value of other assets and liabilities identified	(757,948)	(43,268)	(801,216)

Total	(282,801)	83,990	(198,811)

(1)	The interest in LightGer was acquired indirectly and did not involve a payment of consideration.

The above, related to the right to exploitation of the regulated activity and the fair value of other assets and liabilities identified are presented in the operating segments of generation and distribution. No material effects were identified between the fair value and the book value of the assets and liabilities of Axxiom, Guanhães and Itaocara.

As described in Note 33, on November 30, 2018, the Company classified its investment in Light, Lightger, Axxiom, Guanhães Energia and Itaocara as Assets held for sale and discontinued operations.

Parajuru, Volta do Rio and Morgado

On May 17, 2018, Company signed a ‘Private Transaction Agreement’ with Energimp S.A. (‘Energimp’), in relation to investments held by both, the Company and Energimp in Central Eólica Praias de Parajuru S.A. (‘Parajuru’), Central Eólica Volta do Rio S.A. (‘Volta do Rio’) and Central Eólica Praia de Morgado S.A. (‘Morgado’) and settlement of the debt owed by Energimp to the Company.

The origin of the debt owed by Energimp to the Company was non-compliance with the deadline for start-up of operation of the three windfarms, agreed when the Company acquired a 49% interest in these wind farms held by Energimp, in February 2009. This delay gave rise to an adjustment to the original acquisition price, with the related financial updating and indemnities, through an Arbitration Proceeding held in the Market Arbitration Chamber, in which judgment was given on May 30, 2017.

On December 20, 2018, upon compliance with the suspensive conditions specified in the related Transaction Agreement, elimination of crossover stockholdings was completed: the Company acquired the 51% equity interest held by Energimp in Parajuru and Volta do Rio, which thus became wholly-owned subsidiaries of Cemig GT; and Energimp became owner of 100% of the share capital of Morgado, having acquired the Company’s 49% equity interest in that company.

Consideration paid for the 51% interest in Parajuru and Volta do Rio was as follows:

Amount owed by Energimp due to the adjustment of the original acquisition price of the investees	37,335
Inflation adjustment of the adjustment to the acquisition price (Note 30).	76,896
Indemnities	2,108
Adjustments under the negotiation for elimination of crossover holdings of the assets (1)	(12,466)

Total amount owed to the Company by Energimp as a result of the arbitration process.	103,873
49% equity interest held by the Company in Morgado (2).	38,870

Cash consideration (3).	23,953

Consideration paid for a 51% interest in Parajuru and Volta do Rio	166,696

(1)

Amounts have been adjusted in accordance with the terms of the agreement. On December 20, 2018, a valuation was made to determine the fair value of the net assets acquired, resulting in an adjustment for the difference between the fair value of the net assets and the value used as a reference;

(2)	The fair value of Morgado was calculated by independent appraisal using of the discounted cash flow valuation model;
(3)

Cash payment to Energimp for the reimbursement of amounts paid in excess of the final settled amount comprised of: R$5,219 already been paid in 2018, R$16,000 that will be paid in 2019, and R$2,735 that were deposited in an escrow account as guarantee against future contingencies.

Prior to the transaction above, the Company owned an interest of 49% in the share capital of Parajuru and Volta do Rio. As such these investment were accounted for under the equity method.

Upon obtaining control, the Company remeasured the previously held interest in these investments at fair value, and the difference between the fair value and the carrying value was recognized in the statement of income for the year, as follows:

	Parajuru	Volta do Rio	Total
Fair value on the transaction date	145,880	180,976	326,856
Previously held interest before the acquisition of control	49%	49%

Previously held interest at fair value on the acquisition date	71,481	88,679	160,160
Carrying value as of acquisition date	50,652	29,815	80,467

Gain on remeasurement of previously held equity interest in subsidiaries acquired	20,829	58,864	79,693

The allocation of the fair value of the interest acquired, and the remeasurement of the previous equity interest in the subsidiaries are as follows:

	Parajuru	Volta do Rio	Total
Total consideration paid for 51% interest in Parajuru and Volta do Rio.	74,399	92,297	166,696
Previously held interest, of 49%, at fair value on the acquisition date	71,481	88,679	160,160

Total	145,880	180,976	326,856

Intangible—Right to exploitation of the regulated activity (1)	66,286	95,820	162,106
Fair value of other assets and liabilities identified	79,594	85,156	164,750

Total	145,880	180,976	326,856

(1)	Intangible corresponding to the right of authorization to generate wind power granted to the investees, identifiable and with defined useful life.

The above effects are presented in the operating segment of generation.

17.2 – Stockholding restructuring of wholly-owned generation and trading subsidiaries

On December 14, 2018, the Board of Directors approved a stockholding restructuring involving the transfer to Cemig GT from its parent company, Cemig, of wholly-owned generation and trading companies. Because it involved entities under joint control, this restructuring is outside the scope of IFRS 3 / CPC 15 (R1).

This transfer, which had the prior consent of Aneel, was realized for R$423,163, based on a valuation opinion at book value on the base date, November 30, 2018, as follows:

Equity value on November 30, 2018 (base date)
Sá Carvalho S.A.	90,517
Horizontes Energia S.A.	46,482
Rosal Energia S.A.	123,490
Cemig PCH S.A.	95,330
Empresa de Serviços de Comercialização de Energia Elétrica S.A.;	22,558
Usina Termelétrica Barreiro S.A.	18,358
Cemig Comercializadora de Energia Incentivada S.A.	2,774
Cemig Trading S.A.	23,654

423,163

Reconciliation of the amount paid with the statement of cash flows:
Consideration transferred for acquisition of the equity interests	423,163
Balance of Cash and cash equivalents acquired in the business combination	(119,847)

Amount disbursed, net of Cash and cash equivalents acquired	303,316

17.3—Risks related to compliance with law and regulations

Taking into account the investigations that are being made in the Company, in Cemig GT and in certain investees, the governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these investments.

The internal investigation have not yet been completed, and it is not possible, up to the present moment, to measure any effects of this investigation, nor any impacts on the financial statements of Renova, and of the Company and its subsidiaries for the year ended December 31, 2018.

18.	PROPERTY, PLANT AND EQUIPMENT

	2018			2017
Consolidated	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	231,223	(16,174)	215,049	224,924	(13,652)	211,272
Reservoirs, dams, watercourses	3,282,178	(2,131,683)	1,150,495	3,284,948	(2,051,372)	1,233,576
Buildings, works and improvements	1,114,229	(800,430)	313,799	1,116,990	(785,628)	331,362
Machinery and equipment	2,772,738	(1,918,442)	854,296	2,935,643	(2,062,092)	873,551
Vehicles	31,747	(27,222)	4,525	28,816	(25,711)	3,105
Furniture and utensils	16,385	(12,718)	3,667	16,109	(12,714)	3,395

	7,448,500	(4,906,669)	2,541,831	7,607,430	(4,951,169)	2,656,261

In progress	119,754	—	119,754	106,049	—	106,049

Net PP&E	7,568,254	(4,906,669)	2,661,585	7,713,479	(4,951,169)	2,762,310

	2018			2017
Holding company	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	82	—	82	—	—	—
Buildings, works and improvements	408	(297)	111	—	—	—
Machinery and equipment	5,840	(4,627)	1,213	3,627	(2,289)	1,338
Furniture and utensils	2,238	(1,878)	360	657	(644)	13

	8,568	(6,802)	1,766	4,284	(2,933)	1,351

In progress	484	—	484	459	—	459

Net PP&E—parent company	9,052	(6,802)	2,250	4,743	(2,933)	1,810

This table shows the changes in property, plant and equipment:

Consolidated	Balance at Dec. 31, 2017	Addition	Disposals	Depreciation	Transfer to Held for sale	Adjustment for business combination	Transfers / capitalizations	Balance at Dec. 31, 2018
In service
Land	211,272	—	(3)	(2,523)	—	—	6,303	215,049
Reservoirs, dams, watercourses	1,233,576	—	(2,041)	(81,296)	—	—	256	1,150,495
Buildings, works and improvements	331,362	—	(263)	(18,760)	—	—	1,460	313,799
Machinery and equipment	873,551	—	(9,086)	(69,826)	(255,758)	296,585	18,830	854,296
Vehicles	3,105	—	—	(1,429)	—	20	2,829	4,525
Furniture and utensils	3,395	—	(3)	(360)	—	136	499	3,667

	2,656,261	—	(11,396)	(174,194)	(255,758)	296,741	30,177	2,541,831

In progress	106,049	76,998	(22,522)	—	—	—	(40,771)	119,754

Net PP&E	2,762,310	76,998	(33,918)	(174,194)	(255,758)	296,741	(10,594)	2,661,585

Consolidated	Balance at Dec. 31, 2016	Addition	Jaguara, Miranda and Volta Grande Plants (1)	Disposals	Depreciation	Transfers / capitalizations	Balance at Dec. 31, 2017
In service
Land	278,650	—	(60,938)	(507)	(5,933)	—	211,272
Reservoirs, dams and watercourses	1,761,013	—	(440,923)	(4,094)	(85,423)	3,003	1,233,576
Buildings, works and improvements	418,480	39	(68,657)	—	(19,626)	1,126	331,362
Machinery and equipment	1,171,189	257	(305,231)	(5,591)	(92,358)	105,285	873,551
Vehicles	4,230	—	—	—	(1,125)	—	3,105
Furniture and utensils	3,408	58	—	—	(350)	279	3,395

	3,636,970	354	(875,749)	(10,192)	(204,815)	109,693	2,656,261

In progress	138,106	82,712	(130)	(17,001)	—	(97,638)	106,049

Net PP&E	3,775,076	83,066	(875,879)	(27,193)	(204,815)	12,055	2,762,310

Parent company	Balance at Dec. 31, 2017	Addition	Absorption Telecoms (2)	Transfer to Held for sale	Transfers (2)	Depreciation	Disposals	Balance at Dec. 31, 2018
In service
Land	—	—	82	—	—	—	—	82
Buildings, works and improvements	—	—	116	—	—	(5)	—	111
Machinery and equipment	1,338	—	262,137	(255,758)	—	(6,036)	(468)	1,213
Furniture and utensils	13	—	406		—	(59)		360

	1,351	—	262,741	(255,758)	—	(6,100)	(468)	1,766

In progress	459	25	9,025	—	(9,025)	—	—	484

Net PP&E—parent company	1,810	25	271,766	(255,758)	(9,025)	(6,100)	(468)	2,250

(1)

R$799,117 was transferred to Generation concession assets, in relation to the Jaguara and Miranda Plants, and R$70,252 was transferred to Concession financial assets, in relation to the Volta Grande Plant.

(2)	Refers to the merger of the wholly-owned subsidiary Cemig Telecom into Cemig. R$9,025 was transferred to Inventories. For more details please see Note 1.

The average annual depreciation rate for the year 2018 is 3.72% (3.14% in 2017). Depreciation rates, which take into account the expected useful life of the assets, are revised annually by Management.

Generation	(%)	Administration	(%)
Reservoirs, dams and watercourses	2	Software	20
Buildings – Machine room	2	Vehicles	14.29
Buildings – Other	3.33	IT equipment in general	16.67
Generator	3.33	General equipment	6.25
Water turbine	2.5	Buildings – Other	3.33
Pressure tunnel	3.13
Command station, panel and cubicle	3.57
Town planning and improvements	3.33

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to Cemig GT. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

The residual value of the assets is the remaining balance of the assets at the end of the concession, because, as established in the contract signed between the Company and the Nation, at the end of the concession the assets will revert to the Nation, which in turn will indemnify Cemig GT for those assets that have not yet been totally depreciated. In cases where the Company does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

19.	INTANGIBLE ASSETS

The composition of the balance at December 31, 2018 and 2017:

	2018			2017
Consolidated	Historic cost	Accumulated amortization	Amount Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(2,664)	9,085	11,749	(1,990)	9,759
Onerous concessions	19,169	(11,930)	7,239	19,169	(11,251)	7,918
Assets of concession	18,674,138	(7,994,650)	10,679,488	17,837,687	(7,402,296)	10,435,391
Others	84,868	(66,071)	18,797	81,721	(64,533)	17,188

	18,789,924	(8,075,315)	10,714,609	17,950,326	(7,480,070)	10,470,256
In progress	62,582	—	62,582	685,672	—	685,672

Net intangible assets	18,852,506	(8,075,315)	10,777,191	18,635,998	(7,480,070)	11,155,928

(1)

The rights of authorization to generate wind power granted to the investees, which are considered in the financial statements of Cemig GT as investments, are classified in the consolidated statement of financial position of Cemig GT and of the Company under Intangible assets, in accordance with Technical Interpretation ICPC 09.

	2018			2017
Holding company	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	14,880	(8,946)	5,934	3,789	(3,748)	41
Brands and patents	8	(8)	—	9	(7)	2
Others	231	(73)	158	—	—	—

	15,119	(9,027)	6,092	3,798	(3,755)	43

In progress	33	—	33	2,415	—	2,415

Net intangible assets	15,152	(9,027)	6,125	6,213	(3,755)	2,458

This table shows the changes in intangible assets:

Consolidated	Balance at Dec. 31, 2017	Assets arising from business combination (2)	Addition	Disposals	Effects of initial adoption of CPC 47 / IFRS 15 (1)	Amortization	Transfer to Held for sale	Transfers	Balance at Dec. 31, 2018
In service
Useful life defined
Temporary easements	9,759	—	—	—	—	(674)	—	—	9,085
Onerous concessions	7,918	—		—	—	(679)	—	—	7,239
Assets of concession	10,435,391	162,106	—	(23,154)	—	(668,421)	—	773,567	10,679,489
Others	17,188	4,464	1,064	(116)	—	(5,125)	(6,947)	8,268	18,796

	10,470,256	166,570	1,064	(23,270)	—	(674,899)	(6,947)	781,835	10,714,609
In progress	685,672	—	33,191	(3,971)	(621,247)	—	—	(31,063)	62,582

Net intangible assets – Consolidated	11,155,928	166,570	34,255	(27,241)	(621,247)	(674,899)	(6,947)	750,772	10,777,191

(1)	Amount transferred to Concession contract assets on January 1, 2018, as a result of the first-time adoption of CPC 47/IFRS 15, as described in Note 16.
(2)

The added value of the wind generation concessions, in the amount of R$162,105, acquired in a business combination, as per Note 17.2, refers to the rights of authorization of commercial operation, which are considered the consolidated statement of financial position as intangible assets, in accordance with Technical Interpretation ICPC 09.

Consolidated	Balance at Dec. 31, 2016	Addition	Jaguara, Volta Grande and Miranda Plants	Disposals	Amortization	Transfer (1)	Balance at Dec. 31, 2017
In service
Useful life defined
Temporary easements	10,434	—	—	—	(675)	—	9,759
Onerous concessions	8,597	—	—	—	(679)	—	7,918
Right to commercial operation	9,247,923	—		(10,843)	(637,828)	1,836,139	10,435,391
Others	17,430	—	(80)	—	(5,771)	5,609	17,188

	9,284,384	—	(80)	(10,843)	(644,953)	1,841,748	10,470,256
In progress	1,535,296	1,104,848	—	(8,307)	—	(1,946,165)	685,672

Net intangible assets – Consolidated	10,819,680	1,104,848	(80)	(19,150)	(644,953)	(104,417)	11,155,928

(1)	The residual balance of the transfers refers to the balances transferred to Financial assets.

Holding company	Balance at Dec. 31, 2017	Absorption Telecom (1)	Transfer to Held for sale	Transfer	Addition	Amortization	Balance at Dec. 31, 2018
In service
Useful life defined
Software use rights	41	11,716	(6,947)	2,345	—	(269)	6,886
Brands and patents	2	—	—	231	—	(1,027)	(794)

	43	11,716	(6,947)	2,576	—	(1,296)	6,092

In progress	2,414	—	—	(2,576)	195	—	33

Net intangible assets	2,457	11,716	(6,947)	—	195	(1,296)	6,125

(1)	On March 31, 2018 Cemig Telecom was merged into the Company. More details in Note 1.

Holding company	Balance at Dec. 31, 2016	Addition	Amortization	Balance at Dec. 31, 2017
In service	142	—	(99)	43
In progress	1,710	704	—	2,414

Net intangible assets	1,852	704	(99)	2,457

Concession assets

Due to adoption of IFRS 15, as from January 1, 2018 the energy and gas distribution concession infrastructure assets that still under construction began to be recognized initially as contract assets. For further details, see Note 16.

The intangible assets easements, onerous concessions, assets of concession, and others, are amortizable by the straight-line method, taking into account the consumption pattern of these rights.

The amount of additions in 2018 includes R$4,437 (R$70,913 in 2017) under the heading Capitalized borrowing costs, as presented in Note 22.

The annual average amortization rate is 4.12%. The main amortization rates, which take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Distribution	(%)	Administration	(%)
Chave sistema – classe tensão inferior a 69kV	6.67	Software	20
Condutor do sistema – classe tensão inferior a 69kV	3.57	Vehicles	14.29
Structure—Posts	3.57	General equipment	6.25
Overhead distribution transformer	4	Buildings	3.33
Circuit breaker – for up to 69 kV	3.03
Capacitor bank – up to 69 kV	6.67
Voltage regulator – up to 69 kV	4.35

Gas	(%)	Administration	(%)
Tubing	3.33	Software	20
Buildings, works and improvements	4	Vehicles	20
Improvements in leased properties	10	Data processing equipment	20
Machinery and equipment	5 a 20	Furniture	10

Under the regulations of the energy sector, goods and facilities used in generation and transmission are linked to those services, and cannot be withdrawn, disposed of, assigned or given in mortgage guarantee without the prior express authorization of the Regulator.

20.	SUPPLIERS

	Consolidated
	Dec. 31, 2018	Dec. 31, 2017
Energy on spot market—CCEE	139,375	468,216
Charges for use of energy network	122,374	153,146
Energy bought for resale	775,336	870,654
Itaipu Binacional	268,004	240,220
Gas bought for resale	123,664	186,401
Materials and services	372,499	424,120

	1,801,252	2,342,757

21.	TAXES, AND AMOUNTS REIMBURSABLE TO CUSTOMERS, INCOME TAX AND SOCIAL CONTRIBUTION

a)	Taxes, and amounts to be restituted to customers

	Consolidated		Holding company
	2018	2017	2018	2017
Current
ICMS (I)	167,886	496,916	1,587	—
COFINS	146,004	126,065	18,404	2,484
PASEP	31,664	27,154	3,988	484
Social security contributions	22,730	19,522	2,226	1,913
Others	41,541	34,915	18,809	960

	409,825	704,572	45,014	5,841
Non-current
COFINS	25,280	24,216	—	—
PASEP	4,116	3,983	—	—

	29,396	28,199	—	—

	439,221	732,771	45,014	5,841

Amounts to be restituted to customers
Non-current
PASEP AND COFINS (II)	1,123,680	1,087,230	—	—

	1,123,680	1,087,230	—	—

(I)	ICMS (value added) tax

In 2017, the subsidiary Cemig D accepted the Minas Gerais State tax amnesty plan (PRCT) for settlement the ICMS tax on the CDE subsidy from the period of January 2013 to October 2016, and also the ICMS tax arising from classification of residential condominiums in the commercial customer category, from 2013 to 2015. The amount included in the PRCT for Cemig D, R$557,673 (net of the 90% reduction in interest and penalty), was paid in 6 (six) installments, updated at 50% of the Selic rate and the last payment was done on April 2, 2018.

(II)

The non-current obligations for the Pasep and Cofins taxes include the amounts relating to the Court challenge of the constitutionality of inclusion of ICMS tax within the base on which these contributions are calculated. The subsidiaries Cemig D and Cemig GT obtained interim relief from the Court allowing them not to make the payment and authorizing payment of the deposits into court (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, it opted to pay the taxes monthly.

In October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, in the form that creates overall precedent, in favor of the argument of the two subsidiaries. Based on the opinion of its legal advisers, the subsidiaries write off the liabilities for these contributions, and Cemig D recorded a liability for the reimbursement of these amounts to its customers. At the end of 2018 this liability was R$1,123,680 (R$1,087,230 in 2017), which is equivalent to the updated value of the escrow deposits amounting R$1,148,604 (R$1,110,376 in 2017), net of the Pasep and Cofins taxes applicable to the amounts of the inflation-adjustment updating, which was R$24,924 (R$23,146 in 2017). This liability has been constituted since Cemig D passes through to its customers the tax effects which are incident upon energy bills, maintaining what is referred to as ‘tariff neutrality’. The restitution to customers will depend upon the court escrow deposit being lifted and decision by the regulator (Aneel) on the mechanisms to be adopted. There were no effects on the statement of income resulting from this matter.

b)	Income tax and social contribution tax

	Consolidated
	2018	2017
Current
Income tax	83,213	88,152
Social Contribution	28,850	27,144

	112,063	115,296

22.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost, %	Currency	Consolidated
				2018			2017
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil Various bonds (1) (4)	2024	Various	US$	1,874	24,062	25,936	22,933
Eurobonds (2)	2024	9.25%	US$	43,924	5,812,200	5,856,124	3,333,149
KfW (2)	2019	1.78%	EURO	229	—	229	4,383
(–) Transaction costs				—	(21,319)	(21,319)	(15,400)
(±) Funds advanced (3)				—	(34,269)	(34,269)	(47,690)

Debt in foreign currency				46,027	5,780,674	5,826,701	3,297,375
BRAZILIAN CURRENCY
Banco do Brasil (2)	2018	140.00% of CDI	R$	—	—	—	742,364
Banco do Brasil (4)	2022	146.50% of CDI	R$	36,281	466,250	502,531	500,193
Caixa Econômica Federal (4)	2018	119.00% of CDI	R$	—	—	—	8,346
Caixa Econômica Federal (4)	2022	146.50% of CDI	R$	43,351	583,281	626,632	626,667
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	—	55,576	55,576	—
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	—	107,791	107,791	—
Eletrobras (4)	2023	UFIR + 6.00% a 8.00%	R$	12,926	20,256	33,182	49,789
Large customers (4)	2024	IGP-DI + 6.00%	R$	2,389	2,596	4,985	4,304
Finep (2)	2018	TJLP+5.00% e TJLP+8.00%	R$	—	—	—	2,359
Pipoca Consortium (2)	2018	CDI + 1.90%	R$	185	—	185	185
Banco da Amazônia S.A. (2)	2021	110.00% ofo CDI	R$	—	—	—	121,470
Sonda (7)	2019	151.00% of CDI	R$	—	45,531	45,531	41,993
Promissory Notes—9th Note Issue – Single series (4)				425,571	—	425,571	—
(–) FIC Pampulha: Securities of subsidiary companies (9)				(23,508)	—	(23,508)	—
(–) Transaction costs				(2,943)	(9,581)	(12,524)	(26,435)
Debt in Brazilian currency				494,252	1,271,700	1,765,952	2,071,235

Total of loans and financings	2019	IPCA + 6.00%	R$	540,279	7,052,374	7,592,653	5,368,610

Debentures – 3rd Issue, 2nd Series (2)	2022	IPCA + 6.20%	R$	156,361	—	156,361	301,065
Debentures – 3rd Issue, 3rd Series (2)	2018	CDI + 1.70%	R$	53,446	995,885	1,049,331	1,010,202
Debentures – 5th Issue, Single series (2)	2018	CDI + 1.60%	R$	—	—	—	703,021
Debentures – 6th Issue, 1st series (2)	2020	IPCA + 8.07%	R$	—	—	—	507,692
Debentures – 6th Issue, 2nd series (2)	2021	140.00% of CDI	R$	17,240	16,082	33,322	32,093
Debentures – 7th Issue, Single series (2)	2018	CDI + 0.69%	R$	341,821	680,825	1,022,646	1,683,557
Debentures – 3rd Issue, 1st Series (4)	2021	IPCA + 4.70%	R$	—	—	—	447,114
Debentures – 3rd Issue, 2nd Series (4)	2025	IPCA + 5.10%	R$	568,670	1,027,749	1,596,419	1,537,147
Debentures – 3rd Issue, 3rd Series (4)	2018	CDI + 4.05%	R$	40,434	915,288	955,722	920,197
Debentures – 4th Issue, Single series (4)	2022	146.50% of CDI	R$	—	—	—	20,008
Debentures – 5th Issue, Single series (4)	2020	CDI + 1.75%	R$	111,433	1,468,688	1,580,121	1,576,220
Debentures – 6th Issue, Single series (4)	2018	CDI + 1.60%	R$	276,434	274,780	551,214	—
Debentures (8)	2018	CDI + 0.74%	R$	—	—	—	100,328
Debentures (8)	2022	TJLP+1.82% (69%) and Selic+1.82% (31%)	R$	—	—	—	33,350
Debentures (8)	2019	116.50% ofo CDI	R$	33,114	91,687	124,801	155,377
Debentures (8)	2023	CDI + 1.50%	R$	50,086	—	50,086	50,330
Debentures (8)	2019	128.50% of CDI	R$	20,033	80,000	100,033	—
Debentures 2nd Issue, Single series (7)				—	—	—	26,552
(–) FIC Pampulha: Securities of subsidiary companies (9)				—	—	—	(25,492)
(–) Transaction costs				(11,785)	(29,096)	(40,881)	(49,674)

Total, debentures				1,657,287	5,521,888	7,179,175	9,029,087

Total				2,197,566	12,574,262	14,771,828	14,397,697

Financing source	Principal maturity	Annual financial cost, %	Currency	Holding company
				2018			2017
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (7)	2021	110.00% of CDI	R$	—	45,531	45,531	—
(–) Transaction costs				—	(450)	(450)	—
Total of loans and financings				—	45,081	45,081	—

(1)

Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$174,790, less the amounts given as Deposits in guarantee, with balance of R$148,854. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)	Cemig Geração e Transmissão
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição
(5)	In Central Eólica Praias de Parajuru, resulting from the transactions to eliminate cross-stockholdings between Cemig GT and Energimp. For more details please see Note 17.
(6)	Central Eólica Volta do Rio – result of elimination of cross-stockholdings between Cemig GT and Energimp. For more details please see Note 17.
(7)	Cemig Holding Company. Arising from absorption of Cemig Telecom.
(8)	Gasmig.
(9)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. For more information and characteristics of this fund, see Note 31.

The debentures issued by the subsidiaries are non-convertible; there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million.

Funding raised in the year

Financing source	Signature date	Principal maturity	Annual financial cost %	Amount
Foreign currency
Eurobonds (1)	July, 2018	2024	9.25%	1,946,269
(–) Transaction costs				(7,876)
(±) Interest paid in advance (2)				9,625

				1,948,018
Brazilian currency
Promissory Notes – 9th Issue—Single Serie (3)	May, 2018	2019	151% of CDI	400,000
(–) Transaction costs				(4,140)
Debentures
Debentures (4)	August, 2018	2023	CDI + 1.50%	100,000
Debentures – 6th Issue, Single series (5)	December, 2018	2020	CDI + 1.75%	550,000
(–) Transaction costs				(4,125)

				1,041,735

Total raised				2,989,753

(1)

In July 2018, the Company completed financial settlement of an additional tranche to its initial Eurobond issue completed on December 5, 2017. The new tranche, of R$500 million, which brought the total of the issue to R$1.946 billion, has six-monthly coupon of 9.25% p.a., with maturity of the principal in 2024.

(2)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(3)	In May 2018 Cemig D made its Ninth Promissory Note issue, with maturity at 18 months, annual remuneration of 151% of the CDI rate, and single bullet amortization on October 24, 2019.
(4)	In August 2018 Gasmig completed its 7th debenture issue, with maturity at 5 years, paying CDI + 1.50%, with annual amortization from August 2019.
(5)	In December 2018 the Sixth Debenture Issue was placed, with maturity at 18 months, annual remuneration of CDI +1.75%, and monthly amortization in 12 payments from July 3, 2019.

In December 2017 and July 2018 two tranchs, of US$1 billion (R$3.2 billion), and US$ 500 million (R$1.9 billion), respectively, were raised in a Eurobond issue outside Brazil, with maturity of the principal in 2024. Also, in 2018 early repayment was made of R$1.5 billion in debt – which was being borrowed at a cost of 140% of the CDI rate, with original maturity in 2021. These initiatives of 2017 and 2018 have balanced Cemig GT’s cash flows, extended average debt maturities, and improved credit quality.

Guarantees

The guarantees of the debtor balance on loans and financings, at December 31, 2018, were as follows:

2018
Promissory notes and Sureties	9,590,433
Receivables	3,883,590
Shares	1,140,598
Unsecured	157,207

TOTAL	14,771,828

The composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

Consolidated	2019	2020	2021	2022	2023	2024	2025	Total
Currency
Euros	229	—	—	—	—	—	—	229
US dollar	45,798	—	—	—	—	5,836,262	—	5,882,060

Total, currency-denominated	46,027	—	—	—	—	5,836,262	—	5,882,289
Indexors
IPCA (1)	836,336	850,929	850,186	567,423	228,822	228,822	228,822	3,791,340
UFIR / RGR (2)	12,926	11,205	3,407	3,265	2,379	—	—	33,182
CDI (3)	1,291,774	1,009,319	1,144,501	1,453,977	20,000	—	—	4,919,571
URTJ / TJLP (4)	22,842	68,147	114,732	43,733	—	—	—	249,454
IGP–DI (5)	2,389	1,211	595	316	316	158	—	4,985

Total, by indexors	2,166,267	1,940,811	2,113,421	2,068,714	251,517	228,980	228,822	8,998,532
(–) Transaction costs	(14,728)	(13,712)	(14,595)	(9,854)	(172)	(21,491)	(172)	(74,724)
(±) Funds advanced	—	—	—	—	—	(34,269)	—	(34,269)

Overall total	2,197,566	1,927,099	2,098,826	2,058,860	251,345	6,009,482	228,650	14,771,828

Holding company	2019	2020	2021	2022	2023	2024	2025	Total
Indexors
TJLP (3)	—	—	45,531	—	—	—	—	45,531
Total, governed by indexors	—	—	45,531	—	—	—	—	45,531

(–) Transaction costs	—	—	(450)	—	—	—	—	(450)

Overall total	—	—	45,081	—	—	—	—	45,081

(1)	Expanded National Customer Price (IPCA) Index.
(2)	Fiscal Reference Unit (UFIR/RGR), used until its abolition.
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 2018, %	Accumulated change in 2017, %	Indexor	Accumulated change in 2018, %	Accumulated change in 2017, %
US dollar	17.13	1.50	IPCA	3.75	2.95
Euros	11.83	15.41	CDI	6.40	9.93
			TJLP	(0.29)	(6.67)

The changes in loans, financings and debentures are as follows:

	Consolidated	Holding company
Balance at December 31, 2016	15,179,280	—
Loans and financings obtained	3,363,244	—
Transaction costs (1)	(16,292)	—
Interest paid in advance (1)	(48,097)	—

Financings obtained, net	3,298,855	—

Transaction costs (2)	(10,971)	—
Monetary variations	108,913	—
Exchange rate variation	56,465	—
Financial charges provisioned	1,537,627	—
Amortization of transaction cost	66,856	—
Financial charges paid	(1,746,950)	—
Amortization of financing	(4,131,411)	—

Subtotal	14,358,664	—
FIC Pampulha: Marketable securities of subsidiary companies	39,033	—

Balance at December 31, 2017	14,397,697	—

Balance of loans arising from merger with Cemig Telecom	—	65,032
Liabilities arising from business combination (3)	163,367	—

Initial balance for consolidation purposes	14,561,064	65,032
Loans and financings obtained	2,996,269	—
(–) Transaction costs	(16,141)	—
(–) Interest paid in advance	9,625	—

Financing obtained, net	2,989,753	—
Monetary variation	133,815	—
Exchange rate variation	582,193	—
Financial charges provisioned	1,287,260	3,109
Amortization of transaction cost	32,907	434
Financial charges paid	(1,290,348)	(894)
Amortization of financing	(3,526,800)	(22,600)

Subtotal	14,769,844	45,081
FIC Pampulha: Marketable securities of subsidiary companies	1,984	—

Balance At December 31, 2018	14,771,828	45,081

(1)	Includes taxes without cash effect, of R$9,573.
(2)	Transaction costs arising from Cemig D’s 5th debenture issue, which was subscribed by transfer of the debentures of the 4th issue – thus there was no cash effect in the Company.
(3)	Refers to the balance of loans of the Volta do Rio and Praias de Parajuru wind farms, arising from the business combination. For more details please see Note 17.

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded Expenses in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to intangible assets and to concession contract assets the costs of loans and financing linked to construction in progress, as follows:

	2018	2017
Costs of loans and financings	1,287,260	1,537,627
Capitalized borrowing costs, in Intangible assets (1)(Note 19)	(4,437)	(70,913)
Capitalized borrowing costs in contractual assets (Note 16)	(26,364)	—

Net effect in Profit and loss account	1,256,459	1,466,714

(1)	The average capitalization rate p.a. in 2018 was 9.37% (14.28% p.a. In 2017).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow in investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company and its subsidiaries have contracts financial covenants, as follows:

Title-Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Ratio required – Parajuru and Volta do Rio	Compliance required
7th debenture issue – Cemig GT (1)	Net debt /(Ebitda + Dividends received)	Ratio to be the following, or less: 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	Ratio to be the following, or less: 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	—	Half-yearly and annual
Eurobonds Cemig GT (2)	Net debt / (Ebitda adjusted for the Covenant)	The following or less: 5.5 on June 30, 2018 5.0 on December 31, 2018 5.0 on June 30, 2019 4.5 on December 31, 2019 4.5 on June 30, 2020 3.0 on December 31, 2020 3.0 on June 30, 2021 2.5 on /after December 31, 2021	Ratio to be the following, or less: 5.0 on June 30, 2018 4.25 on December 31, 2018 4.25 on June 30, 2019 3.5 on December 31, 2019 3.5 on June 30, 2020 3.0 on December 31, 2020 3.0 on June 30, 2021 3.0 on/after December 31, 2021	—	Half-yearly and annual
Bank Credit Notes, Banco Brasil and Caixa Econômica Federal; 5th and 6th Debentures Issues; and 9th Note Issue Cemig D (3)	Net debt / (Ebitda + Dividends received) Current liquidity

The following or less:

7.5 on June 30, 2018

4.5 on December 31, 2018

3.8 on June 30, 2019

3.8 on December 31, 2019

3.3 on June 30, 2020

3.3 on December 31, 2020

3.3 on June 30, 2021

3.3 on/after December 31, 2021

Ratio to be the following, or less: 0.6x on/after December 31, 2021

Ratio to be the following, or less:

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on/after December 31, 2021

Ratio to be the following, or less:

0.6x on/after December 31, 2021

				— —	Half-yearly and annual
Debentures Gasmig (4)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	—	Annual

	Ebitda / Debt servicing	1.3 or more	—	—	Annual

	Ebitda / Net financial revenue (expenses)	2.5 or more	—	—	Annual

	Net debt/Ebitda:	2.5 or more	—	—	Annual

Caixa Econômica Federal Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	— — —	— — —	1.20 or more 20.61% (Parajuru); 20.63% (Volta do Rio) 20.61% (Parajuru); 20.63% (Volta do Rio)	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by Cemig GT, in December 2016, of R$2,240,000.
(2)

In the event of a possible overrun of the financial maintenance covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statements), shall have asset guarantee for debt of 1.75x Ebitda (2.0 in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda.

(3)	The instruments described above have compliance requirements for their covenants with specific ratios up to their maturity dates, as shown in the detail table at the beginning of this Note.
(4)

If Gasmig does not achieve the required ratio, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

(5)

The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the remaining balance of the debt. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.

As of December 31, 2018, Company is in compliance with all financial covenants.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 32.

23.	REGULATORY CHARGES

	2018	2017
Liabilities
Global Reversion Reserve (RGR)	29,068	36,591
Energy Development Account (CDE)	122,217	206,022
Regulator inspection fee – ANEEL	2,329	2,154
Energy Efficiency Program	257,956	223,767
Research and development (R&D)	224,970	233,398
Energy System Expansion Research	2,536	2,696
National Scientific and Technological Development Fund	4,746	5,066
Proinfa – Alternative Energy Program	6,631	6,612
Royalties for use of water resources	5,804	15,172
Emergency capacity charge	30,994	30,996
Others	5,686	16

	692,937	762,490

Current liabilities	514,412	512,673
Non-current liabilities	178,525	249,817

24.	POST-EMPLOYMENT OBLIGATION

Forluz Pension plan (a Supplementary retirement pension plan)

Cemig and its subsidiaries are sponsors of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a financial income to complement retirement and pension, in accordance with the pension plan that they are subscribed in.

Forluz provides the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (‘Plan B’) – This plan operates as a defined-contribution plan in the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

Pension Benefits Balances Plan (‘Plan A’) – This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Actuarial obligations recognition in the financial statements

On this Note the Company discloses its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of CPC Technical Pronouncement 33 (R1) / IAS 19 (Employee Benefits), and an independent actuarial opinion issued as of date December 31, 2018.

Debt with the pension fund (Forluz)

The Company and its subsidiaries have an obligation for past actuarial deficits relating to the pension fund in the amount of R$651,966 at December 31, 2018 (R$720,498 at December 31, 2017). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized up to June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain record the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the Statement of Income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed Debt Assumption Instruments to cover the Deficit of Plan A for the years 2015 and 2016. On December 31, 2018 the total amount payable by Cemig and its subsidiariesas a result of the Plan A deficit is R$377,449 (R$283,291 on December 31, 2017), with monthly amortizations up to June 2031, calculated by the system of constant installments (known as the ‘Price Table’). Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Customer Price) index published by the IBGE. If the plan reaches actuarial balance before the full period of amortization of the contract, the Company and its subsidiaries will be dispensed from payment of the remaining installments and the contract will be extinguished.

On March 28, 2019 the Board of Directors of Cemig authorized signature of a new Debt Assumption Instrument between Forluz and the sponsors Cemig, Cemig GT and Cemig D, in accordance with a plan for coverage of the deficit of Plan A related to 2017. The total amount to be paid by Cemig and its subsidiaries as a result of the 2017 Plan A deficit is R$178,328, through 167 monthly installments.

Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial balance surplus before the full period of amortization of thedebt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

Actuarial information

The consolidated actuarial information is as follows:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total On December 31, 2018
Present value of obligations	11,073,328	2,343,799	47,552	427,383	13,892,062
Fair value of plan assets	(9,062,611)	—	—	—	(9,062,611)

Initial net liabilities	2,010,717	2,343,799	47,552	427,383	4,829,451
Adjustment to asset ceiling	158,893	—	—	—	158,893

Net liabilities in the statement of financial position	2,169,610	2,343,799	47,552	427,383	4,988,344

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total at December 31, 2017
Present value of funded obligations	10,545,473	1,809,441	38,505	269,880	12,663,299
Fair value of plan assets	(8,546,329)	—	—	—	(8,546,329)

Initial net liabilities	1,999,144	1,809,441	38,505	269,880	4,116,970
Adjustment to asset ceiling	69,211	—	—	—	69,211

Net liabilities in the statement of financial position	2,068,355	1,809,441	38,505	269,880	4,186,181

The asset ceiling is the present value of any economic benefits available in the form of restitutions coming from the plan or reductions in future contributions to the plan.

The present value of the liabilities of the pension plan is adjusted to the asset ceiling, which corresponds to the surplus result of Plan B, which has a specific destination allocation under the regulations of the National Private Pension Plans Council (CNPC).

The changes in the present value of the defined benefit obligation are as follows:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation at December 31, 2016	9,743,558	1,710,787	37,549	813,921	12,305,815

Cost of current service	4,480	11,268	264	3,760	19,772
Interest on the actuarial obligation	979,746	177,994	3,908	84,869	1,246,517
Actuarial losses (gains):
Due to changes in demographic assumptions	190,523	—	—	20	190,543
Due to changes in financial assumptions	414,980	65,515	1,699	54,207	536,401
Due to adjustments based on experience	53,054	(43,507)	(2,485)	(59,593)	(52,531)

	658,557	22,008	(786)	(5,366)	674,413

Plan amendment – Past service	—	—	—	(619,297)	(619,297)
Benefits paid	(840,868)	(112,616)	(2,430)	(8,007)	(963,921)

Defined-benefit obligation at December 31, 2017	10,545,473	1,809,441	38,505	269,880	12,663,299

Cost of current service	3,522	9,702	231	1,592	15,047
Interest on the actuarial obligation	959,279	172,621	3,581	25,448	1,160,929
Actuarial losses (gains):
Due to changes in demographic assumptions
Due to changes in financial assumptions	466,630	401,690	8,149	26,800	903,269
Due to adjustments based on experience	(20,080)	68,231	(457)	112,824	160,518

	446,550	469,921	7,692	139,624	1,063,787
Benefits paid	(881,496)	(117,886)	(2,457)	(9,161)	(1,011,000)

Defined-benefit obligation at December 31, 2018	11,073,328	2,343,799	47,552	427,383	13,892,062

On 2017, the Company and its subsidiaries have made changes to the life insurance policy, resulting in reduction of the retirees’ capital insured by 20% at each 5-year interval, from aged 60, down to a minimum of 20%. These changes resulted in a reduction of R$619,297 in the post-employment obligations reported on December 31, 2017, with counterpart in the statement of income in 2017.

Changes in the fair values of the plan assets are as follows:

Consolidated	Pension plans and retirement supplement plans
Fair value of the plan assets at December 31, 2016	8,128,251

Return on investments	1,099,507
Contributions from employer	159,439
Benefits paid	(840,868)

Fair value of the plan assets atDecember 31, 2017	8,546,329

Return on investments	1,220,248
Contributions from employer	177,530
Benefits paid	(881,496)

Fair value of the plan assets at December 31, 2018	9,062,611

The amounts recognized in the 2018 and 2017 Income statement are as follows:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Current service cost	3,522	9,702	231	1,592	15,047
Interest on the actuarial obligation	959,279	172,621	3,581	25,448	1,160,929
Expected return on the assets of the Plan	(770,865)	—	—	—	(770,865)

Total expense in 2018 according to actuarial calculation	191,936	182,323	3,812	27,040	405,111

Consolidated	Pension plan and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Current service cost	4,480	11,268	264	3,760	19,772
Interest on the actuarial obligation	979,746	177,994	3,908	84,869	1,246,517
Expected return on the assets of the Plan	(810,265)	—	—	—	(810,265)
Past service cost	—	—	—	(619,297)	(619,297)

Expense (recovery of expense) in 2017 according to actuarial calculation	173,961	189,262	4,172	(530,668)	(163,273)

Changes in net liabilities were as follows:

Consolidated	Pension plan and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities at December 31, 2016	1,679,154	1,710,787	37,549	813,921	4,241,411

Expense recognized in Statement of income	173,961	189,262	4,172	88,629	456,024
Contributions paid	(159,439)	(112,616)	(2,430)	(8,007)	(282,492)
Plan amendment – Past service	—	—	—	(619,297)	(619,297)
Actuarial losses (gains) (1)	374,679	22,008	(786)	(5,366)	390,535

Net liabilities at December 31, 2017	2,068,355	1,809,441	38,505	269,880	4,186,181

Expense recognized in Statement of income	191,936	182,323	3,812	27,040	405,111
Contributions paid	(177,530)	(117,886)	(2,457)	(9,161)	(307,034)
Actuarial losses (gains) (1)	86,849	469,921	7,692	139,624	704,086

Net liabilities at December 31, 2018	2,169,610	2,343,799	47,552	427,383	4,988,344

				2018	2017
Current liabilities				252,688	231,894
Non-current liabilities				4,735,656	3,954,287

(1)	Recognized directly in Comprehensive income.

Holding company	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities at December 31, 2016	257,933	95,655	2,452	41,424	397,464

Expense recognized in Income statement	27,119	10,437	276	4,653	42,485
Contributions paid	(7,846)	(7,101)	(157)	(361)	(15,465)
Plan amendment – Past service	—	—	—	(29,788)	(29,788)
Actuarial losses (gains) (1)	56,278	12,577	88	(4,142)	64,801

Net liabilities at December 31, 2017	333,484	111,568	2,659	11,786	459,497

Expense recognized in Income statement	31,668	10,774	257	1,281	43,980
Contributions paid	(8,735)	(7,223)	(155)	(335)	(16,448)
Actuarial losses (gains) (1)	937	17,069	437	3,979	22,422

Net liabilities at December 31, 2018	357,354	132,188	3,198	16,711	509,451

				2018	2017
Current liabilities				13,774	12,974
Non-current liabilities				495,677	446,523

(1) Recognized directly in Comprehensive income.

Amounts recorded as current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months for amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the statement of income’ refer to the costs of post-employment obligations, totaling R$337,005 in 2018 (R$390,637 in 2017), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$68,106 in 2018 (R$65,387 in 2017).

The independent actuary’s estimation for the expense to be recognized for 2019 is as follows:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Current service cost	935	14,110	328	2,555	17,928
Interest on the actuarial obligation	977,564	208,235	4,225	38,405	1,228,429
Expected return on the assets of the Plan	(781,803)	—	—	—	(781,803)

Estimate total expense in 2019 as per actuarial report	196,696	222,345	4,553	40,960	464,554

The expectation for payment of benefits for 2019 is as follows:

Consolidated	Pension plans and retirement supplement plans – Forluz	Health Plan	Dental Plan	Life insurance	Total
Estimate of payment of benefits	863,161	127,479	2,586	16,451	1,009,677

The Company and its subsidiaries Cemig GT and Cemig D have expectation of making contributions to the pension plan in 2019 of R$184,340 for amortization of the deficit of Plan A, and R$81,560 for the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans		Health Plan	Dental Plan	Life insurance
Plan A	Plan B
9.59	11.31	12.72	12.67	16.50

The main categories plan’s assets, as a percentage of total plan’s assets are as follows:

	Cemig, Cemig GT and Cemig D
	2018	2017
Shares of Brazilian companies	7.11%	6.63%
Fixed income securities	71.92%	74.12%
Real estate property	4.69%	8.05%
Others	16.28%	11.20%

Total	100.00%	100.00%

The following assets of the pension plan, measured at fair value, are related to the Company:

	2018	2017
Non-convertible debentures issued by the Company and subsidiaries	379,786	363,616
Shares issued by the Company	34,947	9,826
Real estate properties of the Foundation, occupied by the Company and its subsidiaries	662,429	725,000

	1,077,162	1,098,442

This table provides the main actuarial assumptions:

	2018			2017
	Pension plans and retirement supplement plans	Health Plan and Dental Plan	Life insurance	Pension plans and retirement supplement plans	Health Plan and Dental Plan	Life insurance
Annual discount rate for present value of the actuarial obligation	9.02%	9.13%	9.16%	9.48%	9.60%	9.57%
Annual expected return on plan assets	9.02%	9.13%	9.16%	9.48%	9.60%	9.57%
Long-term annual inflation rate	4.01%	4.01%	4.01%	4.00%	4.00%	4.00%
Estimated future annual salary increases	4.01%	Not applicable	5.26%	4.00%	Not applicable	6.08%
General mortality rate table	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%	AT-2000 M S10% D10%	AT-2000 M S10% D20%	AT-2000 M S10% D20%
Disability rate	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%	Not applicable	Álvaro Vindas D30%	Álvaro Vindas D30%
Disabled mortality rate	AT 49 M	Winklevoss D30%	Winklevoss D30%	AT 49 M	Winklevoss D30%	Winklevoss D30%
Real growth in contributions above inflation(1)	—	1.00%	—	—	—	—

(1)	Starting in 2018, the assumption was adopted that real growth of the contributions above inflation would be 1% p.a.

Below is a sensitivity analysis of the effects of changes in the main actuarial assumptions used to determine the defined-benefit obligation at December 31, 2018:

Effects on the defined-benefit obligation – consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Reduction of one year in the mortality table	229,413	44,229	877	(15,007)	259,512
Increase of one year in the mortality table	(233,044)	(44,971)	(891)	15,877	(263,029)
Reduction of 1% in the discount rate	1,183,180	326,905	6,616	78,227	1,594,928

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-employment obligations for the business years ended December 31, 2018 and 2017.

25.	PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company and its subsidiaries are defendant

Company and its subsidiaries recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	2017	Additions	Reversals	Settled	2018
Labor	473,874	67,076	(25,387)	(58,674)	456,889
Civil
Customer relations	18,632	17,273	(524)	(16,505)	18,876
Other civil actions	43,105	9,878	(14,340)	(9,632)	29,011

	61,737	27,151	(14,864)	(26,137)	47,887
Tax	57,048	4,670	(9,332)	(492)	51,894
Environmental	45	1,239	—	(27)	1,257
Regulatory	39,812	8,593	(10,393)	(1,321)	36,691
Others	45,597	6,570	(3,957)	(2,157)	46,053

Total	678,113	115,299	(63,933)	(88,808)	640,671

	Consolidated
	2016	Additions	Reversals	Settled	2017
Labor	349,273	210,129	(3,524)	(82,004)	473,874
Civil
Customer relations	14,741	21,549	(1,704)	(15,954)	18,632
Other civil actions	40,443	9,824	(2,471)	(4,691)	43,105

	55,184	31,373	(4,175)	(20,645)	61,737
Tax	69,922	8,346	(2,546)	(18,674)	57,048
Environmental	39	6	—	—	45
Regulatory	43,100	14,818	(17,225)	(881)	39,812
Corporate	239,445	—	(239,445)	—	—
Others	58,054	13,797	(19,349)	(6,905)	45,597

Total	815,017	278,469	(286,264)	(129,109)	678,113

	Holding company
	2017	Absorption of CemigTelecom	Additions	Reversals	Settled	2018
Labor	38,603	22	7,406	(7,620)	(5,604)	32,807
Civil		—			—
Customer relations	1,024	—	697	(100)	(690)	931
Other civil actions	958	—	3,180	(444)	(2,935)	759

	1,982	—	3,877	(544)	(3,625)	1,690
Tax	7,473	—	4,076	(263)	(17)	11,269
Regulatory	13,959	—	4,190	—	(969)	17,180
Others	1,177	—	257	(67)	(109)	1,258

Total	63,194	22	19,806	(8,494)	(10,324)	64,204

	Controladora
	2016	Adições	Reversões	Liquidações	2017
Labor	34,928	16,641	(3,016)	(9,950)	38,603
Civil					—
Customer relations	1,435	45	(411)	(45)	1,024
Other civil actions	3,238	301	(2,359)	(222)	958

	4,673	346	(2,770)	(267)	1,982
Tax	8,869	3,093	(1,732)	(2,757)	7,473
Regulatory	21,614	—	(7,655)	—	13,959
Corporate	239,445	—	(239,445)	—	—
Others	466	1,314	(77)	(526)	1,177

Total	309,995	21,394	(254,695)	(13,500)	63,194

The management of the Company and its subsidiaries, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believe that it is not practical to provide information that would be useful to users of these financial statements in relation to the timing of any cash outflows, or any possibility of reimbursements, might occur. The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect their results of operationsor financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’ and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,724,929 (R$1,854,257 on December 31, 2017), of which R$456,889 (R$473,874 on December 31, 2017) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Customers claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$66,399 (R$56,017 on December 31, 2017), of which R$18,786 (R$18,632 on December 31, 2017) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceeding

Cemig and its subsidiaries are involved in various civil actions claiming indemnity for moral and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$277,048 (R$218,455 on December 31, 2017), of which R$29,011 (R$43,105 on December 31, 2017) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions tax enforcement. The aggregate amount of this contingency is approximately R$160,420 (R$159,109 on December 31, 2017), of which R$46,472 (R$43,970 on December 31, 2017) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various court actions arguing non-applicability of the Urban Land Tax (IPTU), to real estate properties in use for public service concessions. The aggregate amount of the contingency is approximately R$142,210 (R$121,948 on December 31, 2017). Of this total, R$5,422 (R$13,078 on December 31, 2017) has been provisioned – this being the amount estimated as probably necessary for settlement of these disputes. The lower total provision on December, 31, 2018 arises from re-evaluation of the chances of loss from ‘probable’ to ‘possible’, due to new case law in favor of the subsidiaries.

Environmental

Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$15,154 (R$68,097 on December 31, 2017), of which R$R$1,257 (R$45 on December 31, 2017) has been recognized – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for indicators of continuity in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$259,800 (R$222,434 on December 31, 2017), of which R$36,691 (R$39,812 on December 31, 2017) has been recognized – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$36,280 (R$31,987 at December 31, 2017), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated amount of R$188,743 (R$196,307 at December 31, 2017), of which R$11,030 (R$13,655 at December, 31, 2017), the amount estimated as probably necessary for settlement of these disputes – has beenrecognized. Management believes that it has appropriate defense for these proceeding, and does not expect these issues to give rise to significant losses that could have an adverse effect on the financial position or profit of the Company or its subsidiaries.

Contingent liabilities – whose loss are assessed as ‘possible’, and the Company and its subsidiaries believe it has arguments of merit for legal defense

Taxes and other contributions

Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax nor Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$121,834, which updated now represents the amount of R$274,871 (R$267,432 at December 31, 2017). The updated amount of the contingency is R$303,584 (R$311,138 on December 31, 2017) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$1,419,637 (R$1,332,992 on December 31, 2017). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credits

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carryforwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’) – for Corporate income tax, the Social Contribution tax, and PIS and Cofins taxes. The Company and its subsidiaries are contesting the non-homologation of the amounts offset. The amount of the contingency is R$145,689 (R$274,836 on December 31, 2017). The Company has assessed the chance of loss as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Corporate tax return (DIPJ) – restitution and offsetting

Company and its subsidiaries were party in an administrative case involving requests for restitution and compensation of credits arising from tax carry-forward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for over payments identified by the corresponding tax payment receipts (DARFs and DCTFs). This case was settled after the Company won the case on final appeal. On December 31, 2017 the amount of the contingency was approximately R$576,386.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). (Light). The amount of the contingency is approximately R$221,414 (R$212,393 on December 31, 2017), and the loss has been assessed as ‘possible’.

The Social Contribution tax on net profit (CSLL)

The federal tax authority issued a claim against the Company and its subsidiaries alleging non-addition, or undue deduction, by the Company, in 2012 and 2013 of amounts in calculating the Social Contribution tax on Net profit (CSLL), including the following: (i) Taxes with liability suspended; (ii) donations and sponsorships (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$349,760 (R$322,196 on December 31, 2017). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and its subsidiary Cemig D are defendants in several public civil actions (class actions) claiming nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimate of the period of time that was used in calculation of the consumption of electricity for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company and its subsidiary believe it has arguments of merit for defense in these claims, and has obtained a judgment partially in favor. As a result it has not constituted a provision for this action, the amount of which is estimated at R$975,196 (R$1,224,274 on December 31, 2017). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the energy sector, under Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions on the Electricity Trading Exchange (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE), predecessor of the present Electricity Trading Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the regulator (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002. This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$317,460 (R$287,515 on December 31, 2017). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF), suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under a Special Financial Settlement made by the CCEE. Cemig GT has classified the chances of loss as ‘possible’ since this is action the General Agreement for the Energy sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the cost of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS – paid by companies in relation to the need for security of power supply), which were previously prorated in full between free customers and distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court decision suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim decision, the CCEE carried out the financial settlement for transactions in April through December 2013 using the criteria prior to the said Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim decision granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was subject of an appeal, which is still pending of judgment.

The amount of the contingency is approximately R$225,132 (R$201,586 at December 31, 2017). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss of this contingency as ‘possible’. Cemig GT agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the Federal Government.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the regulator (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the regulator (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$302,890 (R$275,458 at December 31, 2017). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest, since 1997, at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers management has classified the chance of loss as ‘possible’. The amount of the contingency is R$148,205 (R$126,664 at December 31, 2017).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$87,159 (R$79,378 at December 31, 2017).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$412,054 (R$397,897 at December 31, 2017), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais (Tribunal de Contas), the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for All’). The estimated amount is R$291,262 (R$261,281 at December 31, 2017), and no provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

Cemig D is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$90,288 (R$79,985 at December 31, 2017). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Change of the monetary updating index of labor claims

The Higher Labor Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that labor claims not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Customer Price) Index, rather than of the TR reference interest rate. On October 16, 2015 an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should be decided exclusively by the STF.

In a public joint judgment of November 1, 2018, the Higher Employment Appeal Court decided that the IPCA-E should be adopted as the index for inflation adjustment of employment-law debts for proceedings filed from March 25, 2015 to November 10, 2017, and the TR continue to be used for the other periods. This results in a reduction of the estimated value of the difference between the inflation adjustment indices for employment-law proceedings, which is R$87,573 (R$220,142 at December 31, 2017). No additional provision has been made, since The Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers on the subject after the injunction given by the Federal Supreme Court.

26.	EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

As of December, 31, 2018 the share capital of the Company is R$7,293,763 (R$6,294,208 at December 31, 2017), represented by 487,614,213 common shares (420,764,708 on December 31, 2017) and 971,138,388 (838,076,946 at December 31, 2017) preferred shares, both with nominal value of R$5.00 (five Reais), as follows:

Shareholders	Number of shares on December 31, 2018
	Common	%	Preferred	%	Total	%
State of Minas Gerais	248,480,146	51	—	—	248,480,146	17
Other entities of Minas Gerais State	56,703	—	647,647	—	704,350	—
FIA Dinâmica Energia S.A.	48,200,000	10	55,905,344	6	104,105,344	7
Others
In Brazil	159,745,194	33	396,559,885	41	556,305,079	38
Foreign shareholders	31,132,170	6	518,025,512	53	549,157,682	38

Total	487,614,213	100	971,138,388	100	1,458,752,601	100

Shareholders	Number of shares on December 31, 2017
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
FIA Dinâmica Energia S.A.	41,635,754	10	62,469,590	7	104,105,344	8
Others
In Brazil	110,343,209	26	237,174,007	28	347,517,216	27
Foreign shareholders	54,314,303	13	533,573,121	64	587,887,424	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

The Company’s Share Capital may be increased by up to a limit of 10% (ten percent) of the share capital set in the by-laws, without need for change in the by-laws and upon decision of the Board of Directors, having previously heard statement of opinion issued by the Fiscal Council.

Capital increase

On April 23, 2018 a Shareholders’ Extraordinary General Meeting approved an increase in the Company’s capital, of R$999,555, from R$6,294,208 to R$7,293,763, through issuance of 199,910,947 new shares, each with nominal value of R$5.00, comprising 66,849,505 common shares and 133,061,442, preferred shares.

The amount subscribed and paid-up by the shareholders was R$1,324,773. The difference between the capital increase and the amount subscribed, of R$325,218 was allocated to the Capital reserve.

b)	Earnings per share

Including the capital increase on April 23, 2018 described above, the calculation of the basic and diluted earnings is as follows:

	Number of shares
	2018	2017
Common shares already paid up	487,614,213	420,764,708
Common shares to be paid up	—	66,849,505
Shares in treasury	(69)	(69)

	487,614,144	487,614,144
Preferred shares already paid up	971,138,388	838,076,946
Preferred shares to be paid up	—	133,061,442
Shares in treasury	(560,649)	(560,649)

	970,577,739	970,577,739

Total	1,458,191,883	1,458,191,883

Basic and diluted earnings per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in Item ‘e’.

The shares that were subscribed in the capital increase of April 23, 2018, were considered in full in the calculation of basic and diluted profit for 2017, since the proposal for subscription of new shares was decided in an Extraordinary Shareholders’ Meeting on October 26, 2017, and these new shares already had potential for subscription since that date, as decided by the shareholders.

The purchase and sale options of investments described in Note 32 could potentially dilute basic earnings per share in the future; however, they have not caused dilution of earnings per share in the periods presented here.

The calculation of basic earnings per share is as follows:

	2018	2017
Net income for the year attributed to equity holders of the parent	1,700,099	1,000,954
Minimum mandatory dividend from net income for the year—preferred shares (item c)	577,311	485,569
Net income for the year not distributed—preferred shares	554,281	333,119

Total earnings—preferred shares (A)	1,131,592	818,688
Minimum mandatory dividend from net income for the year—common shares	290,039	14,908
Net income for the year not distributed—common shares	278,468	167,358

Total earnings—common shares (B)	568,507	182,266
Basic profit per preferred share (A / number of preferred shares)	1.17	0.84
Basic profit per common share (B / number of common shares)	1.17	0.37

Considering the profit on going concern operation of R$1,378,291 in the 2018 business year, the basic undiluted profit calculated for the preferred and common shares is R$0.95.

c)	Reserves

Capital reserves

	2018	2017
Investment-related donations and subsidies	1,856,628	1,856,628
Goodwill on issuance of shares	394,448	69,230
Inflation adjustment of capital	7	7
Shares in treasury	(1,362)	(1,362)

	2,249,721	1,924,503

The Reserve for investment-related donations and subsidies basically refers to the compensation by the federal government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves

	2018	2017
Legal reserve	853,018	853,018
Statutory reserve	57,215	57,215
Retained earnings reserve	3,965,160	3,340,949
Incentive tax reserve	66,783	57,546
Reserve for mandatory dividends not distributed	1,419,846	1,419,846

	6,362,022	5,728,574

Legal reserve

Constitution of the Legal reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the legal reserve due to that reserve having reached its legal limit.

Statutory reserve

The reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained Earnings reserve

Retained earnings reserves refers to profits not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings. The retentions are supported by capital budgets approved by the Board of Directors in the years.

The calculation of the retained earnings reserve is as follows:

	2018	2017
Net income for the year	1,700,099	1,000,954
Expired dividends	42,464	—
Tax incentives reserve	(9,237)	(712)
Deemed cost realization	42,497	28,242
Adjustment for initial adoption of CPC 48 / IFRS 9 and CPC 47 / IFRS 15.	(157,266)	—
Dividend proposed	(867,350)	(500,477)

Retained earnings reserve	751,207	528,007

Incentives tax reserve

The federal tax authority (Receita Federal) recognized the right of the subsidiaries Cemig D and Cemig GT to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the Statement of income was R$9,237 in 2018 (R$712 in 2017), and it was subsequently transferred to the Tax Incentive Reserve. The amount of the Tax incentives reserve on December 31, 2018 was R$66,783 (R$57,546 at December 31, 2017). This reserve cannot be used for payment of dividends.

Reserve for mandatory dividends not distributed

Dec. 31, 2018
Dividends withheld, arising from the net income of 2015	622,530
Dividends withheld, arising from the net income of 2014	797,316

1,419,846

These dividends were retained in equity, in years 2015 and 2014, in the account Reserve for mandatory dividends not distributed; and as per the proposal approved in the Annual General Meetings of 2016 and 2015, the dividends retained will be paid as soon as the Company’s financial situation permits.

d)	Rights and preferences of the common and preferred shares.

Every holder of Cemig common shares has the right to vote in an election for members of our Board of Directors. Under the Brazilian Corporate Law, any shareholder holding at least 5% of Cemig’s common shares in circulation may request adoption of a multiple vote procedure, which confers upon each share a number of votes equal to the present number of members of the Board of Directors and gives the shareholder the right to accumulate his or her votes in one sole candidate, or distribute them among several.

Under the Brazilian Corporate Law, holders of preferred shares representing at least 10% of Cemig’s share capital, and also holders of common shares representing at least 15% of its share capital (other than the controlling shareholder) have the right to appoint a member of the Board of Directors and his or her respective substitute member in a separate election. If none of the holders of common shares or preferred shares qualifies under the minimum limits specified above, shareholders representing, in the aggregate, a minimum of 10% of the share capital may combine their holdings to elect a member of the Board of Directors, and that member’s substitute member.

Under Article 171 of the Corporate Law, every shareholder has a generic right of first refusal in subscription of new shares, or securities convertible into shares, issued in any capital increase, in proportion to their percentage shareholding, except in the event of exercise of any option to acquire shares in our share capital. Shareholders are required to exercise their right of first refusal within 30 days from publication of the notice of increase of capital.

The dividend rights of the preferred and common shares are as follows:

e)	Dividends

Under its by-laws, Cemig is required to pay to its shareholders, as mandatory dividends, 50% of the net profit of each business year.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares. They have the right, when there is profit, to a minimum annual dividend equal to the greater of 10% of their par value and 3% of the portion of equity that they represent.

Under the by-laws, Cemig’s shares held by private individuals and issued up to August 5, 2004 have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its shareholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and by State Law 15,290 of August 4, 2004.

Under its by-laws, if the Company is able to pay dividends higher than the mandatory minimum dividend required for the preferred shareholders, and the remainder of net income is sufficient to offer equal dividends for both the common and preferred shares, then the dividends per share will be the same for the holders of common shares and the holders of preferred shares. Dividends declared are paid in two equal installments, by June 30 and December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

The calculation of the minimum dividends proposed for distribution to shareholders as a result of the 2018, as mentioned in the previous paragraph, is as follows:

	Holding company	Holding company
	2018	2017
Calculation of minimum dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares already paid up	4,855,692	4,190,385
Nominal value of the preferred shares to be paid up	—	665,307

	4,855,692	4,855,692
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%

Amount of the dividends by the first payment criterion	485,569	485,569
Equity	14,578,719	14,325,986
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.56%	66.58%

Portion of Equity represented by the preferred shares	9,703,595	9,538,241
Percentage applied to the portion of Equity represented by the shares	3.00%	3.00%

Amount of the dividends by the Second payment criterion	291,108	286,147

Minimum dividends required by the by-laws for the preferred shares	485,569	485,569

Calculation of the minimum dividend under the by-laws based on the net income for the period
Mandatory dividend
Net income for the year	1,700,099	1,000,954
Mandatory dividend – 50.00% of net profit	850,050	500,477
Tax withheld at source on Interest on Equity	17,300	—

	867,350	500,477
Dividends recorded, as specified in the by-laws
Interest on Equity	210,000	—
Ordinary dividends	657,350	500,477

	867,350	500,477
Total of the dividend for the preferred shares	577,311	485,569
Total of the dividend for the common shares	290,039	14,908
Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50	0.50
Mandatory dividend (including withholding income tax on Interest on Equity)	0.59	0.34
Dividends proposed: Common (ON) shares	0.59	0.50
Dividends proposed: Preferred (PN) shares	0.59	0.03

This table gives the dividends and interest on capital payable:

	Consolidated	Holding company
Balances on December 31, 2017	427,832	425,838
Dividends and interest on equity	867,350	867,350
Withholding income tax on interest on capital	(17,300)	(17,300)
Dividends proposed for non-controlling shareholder.	351	—
Proposed dividends of previous years	126,996	126,996
Expired dividends	(42,464)	(42,464)
Dividends retained – Minas Gerais state government (Note 12)	(7,597)	(7,597)
Dividends and interest on equity	(491,465)	(491,403)

Balances on December 31, 2018	863,703	861,420

Allocation of net income for 2018 – Management’s proposal

The Board of Directors decided to propose to the Annual General Meeting to be held on April 30, 2019 the following allocation of the net income for 2018, totaling R$1,700,099, and the negative balance of retained earnings, amounting R$72,305, referring to the initial adoption of CPC 48 / IFRS 9 and CPC 47 / IFRS 15, in the amount of R$157,266, less R$42,497 from realization of the deemed cost of PP & E and reversal of R$42,464 of expired dividends.

◾	R$867,350 to be paid as mandatory minimum dividend, to the Company’s holders, as follows:

-

R$210,000 in the form of Interest on Equity, to be paid in two equal installments, by June 28, 2019 and by December 30, 2019, to shareholders whose names were on the Company’s Nominal Share Registry on December 21, 2018;

-	R$657,350 as dividends of 2018, to be paid by December 30, 2019 to holders whose names are in the Company’s Nominal Share Registry on the date on which the Annual General Meeting is held;

◾	R$751,207 to be held in the Retained earnings reserve, to ensure the Company’s consolidated investments planned for 2019, as per capital budget; and

◾	R$9,237 to be recorded as Incentives Tax reserve, in reference to the tax incentive amounts obtained in 2018 in relation to the investments made in the region of Sudene.

f)	Equity valuation adjustments

Equity valuation adjustments	Consolidated
	2018	2017
Adjustments to actuarial liabilities – Employee benefits	(256,943)	(234,519)
Subsidiaries, jointly-controlled entities and affiliated company
Adjustments to actuarial liabilities – Employee benefits	(1,681,484)	(1,241,144)
Deemed cost of PP&E (1)	611,191	638,517
Variation in fair value of financial assets in jointly-controlled entity	—	139
Translation adjustments	362	398
Cash flow hedge instruments	87	87

	(1,069,844)	(602,003)

Equity valuation adjustment	(1,326,787)	(836,522)

1)

The variation in the balance of deemed cost of fixed assets in 2018 is net of the reversal of deferred taxes on the deemed cost. The change is mainly due to a reversal of R$17,547 in the subsidiary Rosal Energia, arising from the change in the taxation criterion of this subsidiary from the Real Profit method to the Presumed Profit method.

The adjustments to post-employment benefit obligations comprise gains or losses resulting from re-measurements of the net defined-benefit obligation, in accordance with an actuarial report.

The amounts recorded as deemed cost of the generation assets represents using the replacement cost at initial adoption of IFRS on January 1, 2009. The valuation of the generation assets resulted in an increase in their book value, recorded in the specific line in equity, net of the tax effects. These values are being realized based on the depreciation of the assets.

27.	SUBSIDIARIES WITH SIGNIFICANT INTERESTS HELD BY NON-CONTROLLING SHAREHOLDERS

The following is the information for the subsidiaries in which non-controlling shareholders have significant interests:

Company	Equity interest held by non-controlling partner
	2018	2017
Gasmig	0.43%	0.43%
Light S.A.	50.01%	—
LightGer	25.51%	—
Guanhães,	25.51%	—
Axxiom	25.51%	—
Amazônia	12.75%	—
UHE Itaocara	25.51%	—

Total equity held by non-controlling shareholders:

Company	Consolidated
	2018	2017
Gasmig	4,306	4,150
Light S.A.	1,277,098	—
LightGer	21,973	—
Guanhães	50,158	—
Axxiom	4,402	—
UHE Itaocara	2,671	—

Total	1,360,608	4,150

Net income (loss) allocated to non-controlling interests:

Company	Consolidated
	2018	2017
Gasmig	761	642
Light S.A.	30,924	—
LightGer	356	—
Guanhães	7,494	—
Axxiom	2,113	—
UHE Itaocara	(34)	—

Total	41,614	642

28.	REVENUE

Revenues are measured at the fair value of the consideration received or to be received and are recognized on a monthly basis as and when: (i) Rights and obligations of the contract with the customers are identified; (ii) the performance obligation of the contract is identified; (iii) the price for each transaction has been determined; (iv) the transaction price has been allocated to the performance obligations defined in the contract; and (v) the performance obligations have been complied.

	Consolidated
	2018	2017
Revenue from supply of energy (a)	24,871,995	23,701,361
Revenue from use of the electricity distribution systems (TUSD) (b)	2,044,599	1,610,593
CVA, and Other financial components (c)	1,973,064	988,260
Transmission revenue
Transmission concession revenue (d)	410,852	371,066
Transmission construction revenue (e)	95,712	24,827
Transmission reimbursement revenue (f)	250,375	373,217
Generation reimbursement revenue (g)	55,332	271,607
Distribution construction revenue (e)	801,778	1,093,921
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (h)	325	8,586
Revenue on financial updating of the Concession Grant Fee (i)	321,427	316,880
Energy transactions on the CCEE (i)	217,218	860,108
Supply of gas	1,995,406	1,758,692
Fine for violation of service continuity indicator (1)	(44,326)	—
Other operating revenues (k)	1,584,094	1,483,377
Deductions on revenue (l)	(12,311,634)	(11,150,805)

Net operating revenue	22,266,217	21,711,690

(1)

As mentioned in Note 2.5, as from January 1, 2018 these amounts began to be recognized as a reduction of revenue, rather than as operational expenses, as per the alteration contained in CPC 47 / IFRS 15.

For details on the revenues of the discontinued operations, see Note 33.

a)	Revenue from energy supply

These items are recognized upon delivery of supply, and the revenue is recorded as and when billed, based on the tariff approved by the regulator for each class of customer.

This table shows energy supply by type of customer:

	MWh (1)		R$
	2018	2017	2018	2017
Residential	10,266,434	10,008,423	8,658,157	7,841,851
Industrial	17,689,182	17,760,807	4,892,887	4,906,865
Commercial, services and others	8,380,346	7,507,310	4,683,418	4,341,962
Rural	3,615,402	3,651,472	1,793,459	1,628,883
Public authorities	871,325	865,803	574,975	531,761
Public lighting	1,383,878	1,366,938	585,260	536,788
Public services	1,315,479	1,301,135	646,399	589,451

Subtotal	43,522,046	42,461,888	21,834,555	20,377,561

Own consumption	41,244	37,477	—	—
Unbilled revenue	—	—	47,602	60,880

	43,563,290	42,499,365	21,882,157	20,438,441

Wholesale supply to other concession holders (2)	11,991,355	12,777,405	3,001,538	1,727,527
Wholesale supply unbilled, net	—	—	(11,700)	1,535,393

Total	55,554,645	55,276,770	24,871,995	23,701,361

(1)	Data not audited by external auditors.
(2)

Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (‘GAG’) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of Distribution Systems (the TUSD charge)

These are recognized upon the distribution infrastructure becoming available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the regulator.

c)	The CVA Account (Portion ‘A’ Costs Variation Compensation Account), and Other financial components, in tariff adjustments

The results from variations in (i) the CVA Account (Portion A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes—For more information please see Note 15.

d)	Transmission concession revenue

Transmission concession revenue comprises the amount received from agents of the energy sector for operation and maintenance (O&M) of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base, in the amount of R$12,934, for the year ended December 31, 2018.

e)	Construction revenue

Construction revenue corresponds to the performance obligation to build the infrastructure which becomes the investment in concession assets made by the subsidiaries in the year. Recognition of this revenue is directly related to the expenditure incurred on the addition of the contracted assets. Considering that the regulatory model currently in effect does not provide for specific remuneration for construction or upgrading of the infrastructure of the concession; that constructions and improvements are substantially executed through specialized services of outsourced parties; and that all construction revenue is related to construction of infrastructure, the Company’s management has decided to record construction contract revenue with a zero profit margin.

f)	Transmission indemnity revenue

On 2018 Cemig GTrecognized revenue in the total amount of R$250,375 (R$373,216 in 2017), corresponding to updating by the IPCA index, of the balance of transmission indemnity receivable. For further information, please see Note 15.

g)	Generation indemnity revenue

On 2018 Cemig GT recognized revenue of R$55,332 (R$271,607 in 2017) for the adjustment to the balance of the financial asset related to indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants as described in Note 15.

h)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from adjustment of expectation of cash flow from indemnifiable distribution concession financial assets, due to inflation adjustment of the Regulatory Remuneration Asset Base.

i)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 15.

j)	Energy transactions on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Wholesale Electricity Exchange (Câmara de Comercialização de Energia Elétrica – CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

k)	Other operating revenues

	Consolidated
	2018	2017
Charged service	13,915	10,526
Telecoms service (1).	154	148,799
Services rendered	188,361	156,308
Subsidies (2)	1,136,097	1,034,349
Rental and leasing	90,404	120,708
Reimbursement for decontracted supply (3)	144,433	—
Others	10,730	12,687

	1,584,094	1,483,377

(1)

Due to the classification of certain telecommunications assets as held for sale, the revenues from the discontinued operations were segregated. The sale of the telecom assets previously classified as held for sale took place in November 2018, as described in Note 33.

(2)	Revenue recognized for the governmental subsidies on tariffs applicable to certain Clients of distribution services, including the low-income-user subsidies – which are reimbursed by Eletrobras.
(3)

The amount of R$84,092 refers to the reimbursement of the contracted power supply agreed between Santo Antônio Energia S.A., a subsidiary of Madeira Energia, and Cemig Distribuição, due to alteration in the power purchase agreements (CCEARs). The amount will be settled in 24 monthly installments, with monthly inflation correction at the Selic rate; R$50,145 refers to the reimbursement of the contracted supply agreed between Renova and Cemig GT due to suspension by Renova of supply of contracted energy for the period July to December 2018. The advances made by Cemig GT related to this period will be settled in a single payment in January 2019, with inflation adjustment at 155% of the DI rate (published by Cetip).

l)	Deductions on revenue

	Consolidated
	2018	2017
Taxes on revenue
ICMS	5,656,793	5,847,434
Cofins	2,547,105	2,236,907
PIS and Pasep	552,969	454,609
Others	7,456	8,144

	8,764,323	8,547,094
Charges to the customer
Global Reversion Reserve (RGR)	19,178	16,952
Energy Efficiency Program	64,309	55,646
Energy Development Account (CDE)	2,603,050	1,822,214
Research and Development	38,241	37,769
National Scientific and Technological Development Fund (FNDCT)	38,241	37,769
Energy System Expansion Research (EPE of MME)	19,121	18,884
Customer charges – Proinfa alternative sources program	39,971	39,437
Energy Services Inspection Charge	26,231	29,308
Royalties for use of water resources	44,487	91,956
Customer charges – the ‘Flag Tariff’ system	654,470	453,776
Others	12	—

	3,547,311	2,603,711

	12,311,634	11,150,805

29.	OPERATING COSTS AND EXPENSES

The operating costs are as follows:

	Consolidated		Holding company
	2018	2017	2018	2017
Personnel (a)	1,410,491	1,627,026	35,879	32,469
Employees’ and managers’ profit shares	76,761	4,640	9,677	248
Post-employment benefits – Note 24	337,005	(228,660)	40,629	9,480
Materials	104,416	70,927	1,438	365
Outsourced services (b)	1,087,409	973,957	34,521	18,221
Energy bought for resale (c)	11,084,194	10,919,476	—	—
Depreciation and amortization	834,593	849,768	1,278	488
Operating provisions (reversals) and adjustments for operating losses (d)	466,768	853,668	59,677	238,791
Charges for use of the national grid	1,479,414	1,173,923	—	—
Gas bought for resale	1,238,085	1,070,623	—	—
Construction costs (e)	897,490	1,118,749	—	—
Other operating expenses, net (f)	403,601	382,946	18,076	(195,094)

	19,420,227	18,817,043	201,175	104,968

For details on the costs and expenses of discontinued operations, see Note 33.

a)	Personnel

2018 Programmed Voluntary Retirement Plan (‘PDVP’)

On March 2018, the Company approved the Programmed Voluntary Retirement Plan (‘the 2018 PDVP’). Those eligible to take part were any employees who will have worked with the Company for 25 years or more by December 31, 2018, and would join the program between April 2 and 30, 2018. The program will pay the standard legal payments for severance – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments under the legislation, but with no additional premium.

The amount appropriated as expense in the year for this program, including the severance payments, was R$25,666, corresponding to acceptance of the plan by 151 employees.

In 2017, the amount appropriated as expense on the 2017 PDVP (including severance payments) was R$213,571, corresponding to acceptance of the plan by 1,189 employees.

2019 Programmed Voluntary Retirement Plan (‘PDVP’)

On December 2018, the Company launched the Programmed Voluntary Retirement Plan for 2019 (‘the 2019 PDVP’). Those eligible – any employees who had worked with the Company for 25 years or more by December 31, 2018 – were able to join from January 7 to 31, 2019. The program will pay the standard legal payments for severance – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments under the legislation, but with no additional premium.

A total of R$65,596 has been appropriated as expense in 2018 related to the 2019 PDVP, including severance payments, corresponding to acceptance by 458 employees.

2019 Programmed Voluntary Retirement Plan (‘PDVP’) reopened

On March 2019 the Company launch again the 2019 PDVP program, for those joining between April 1 and 10, 2019, with some changes in the requirements for joining, but the same financial conditions.

b)	Outsourced services

	Consolidated		Holding company
	2018	2017	2018	2017
Meter reading and bill delivery	128,732	144,305	—	—
Communication	79,782	66,285	12,683	405
Maintenance and conservation of electrical facilities and equipment	323,395	266,327	28	107
Building conservation and cleaning	110,088	108,579	850	561
Contracted labor	21,209	15,511	356	25
Freight and airfares	7,372	7,824	1,974	1,711
Accommodation and meals	11,918	12,978	233	206
Security services	20,350	22,618		—
Consultant	15,851	16,236	8,824	934
Maintenance and conservation of furniture and utensils	4,101	3,637	15	3
Information technology	58,969	61,730	3,071	1,430
Maintenance and conservation of vehicles	2,147	1,813	1	248
Disconnection and reconnection	61,653	34,814	—	—
Environment services	13,803	11,288	—	—
Legal services	24,767	22,332	3,128	713
Legal procedural costs	2,246	2,905	—	84
Tree pruning	27,895	21,158	—	—
Cleaning of power line pathways	41,267	16,212	—	—
Copying and legal publications	21,112	22,957	767	806
Inspection of customer units	9,562	621	—	—
Other expenses	101,190	113,827	2,591	10,988

	1,087,409	973,957	34,521	18,221

c)	Energy bought for resale

	Consolidated
	2018	2017
Supply from Itaipu Binacional	1,350,891	1,243,354
Physical guarantee quota contracts	679,153	460,744
Quotas for Angra I and II nuclear plants	266,846	243,776
Spot market	1,817,746	1,498,121
Proinfa Program	324,545	302,796
‘Bilateral’ contracts	483,836	384,619
Energy acquired in Regulated Market auctions	3,345,848	3,555,541
Energy acquired in the Free Market	3,871,297	4,283,409
Pasep and Cofins credits	(1,055,968)	(1,052,884)

	11,084,194	10,919,476

d)	Operating provisions (reversals) and adjustments for operating losses

	Consolidated		Holding company
	2018	2017	2018	2017
Estimated losses on doubtful accounts receivables (Note 8)	264,416	248,280	—	—
Estimated losses on other accounts receivable (1)	(4,927)	26,600	7	1,715
Contingency provisions (reversals) (2) (Note 25)
Labor claims	41,689	206,605	(214)	13,625
Civil	12,287	27,198	3,333	(2,424)
Tax	(4,662)	5,800	3,813	1,361
Environmental	1,239	6	—	—
Regulatory	(1,800)	(2,407)	4,190	(7,655)
Others	2,613	(5,552)	190	1,237

	51,366	231,650	11,312	6,144

	310,855	506,530	11,319	7,859

Adjustment for losses
Put option – Sonda	—	785	—	—
Put option – RME and LEPSA (Note 32)	48,358	230,932	48,358	230,932
Put option – SAAG (Note 32)	107,555	115,421	—	—

	155,913	347,138	48,358	230,932

	466,768	853,668	59,677	238,791

(1)	The estimated losses on other accounts receivable are presented in the consolidated Income statement as operating expenses.
(2)	The provisions for contingencies of the holding company are presented in the consolidated Income statement for the year as operational expenses.

e)	Construction costs

	Consolidated
	2018	2017
Personnel and managers	69,960	35,633
Materials	378,907	549,925
Outsourced services	364,019	406,049
Others	84,604	127,142

	897,490	1,118,749

f)	Other operating expenses (revenues), net

	Consolidated		Holding company
	2018	2017	2018	2017
Leasing and rentals	93,572	102,432	5,143	4,215
Advertising	18,652	29,890	1,461	1,155
Own consumption of energy	26,511	24,106		—
Subsidies and donations	22,040	19,420	2,796	2,102
Onerous concession	2,681	3,087	—	—
Insurance	6,527	8,231	1,634	2,161
CCEE annual charge	6,317	7,909	1	1
Forluz – Administrative running cost	28,001	26,202	1,255	1,296
Collection agents	78,328	70,568	—	—
Net loss (gain) on deactivation and disposal of assets	6,690	192,785	—	—
Gain on disposal, Taesa (1)	—	(206,503)	—	(206,503)
Fine for violation of service continuity standard (2)	—	41,425	—	—
Taxes and charges	8,899	—	630	—
Other expenses (income).	105,383	63,394	5,156	479

	403,601	382,946	18,076	(195,094)

(1)	The process of disposal of the assets absorbed from Cemig Telecom was completed in November 2018. For more information see Note 33.
(2)

As stated in Note 2.2, as from January 1, 2018 these amounts started to be recognized as reduction of revenue instead of operational expenses, as per an alteration contained in Pronouncement CPC 47 / IFRS 15.

Operational leasing

The Company and its subsidiaries have operational leasing contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the total costs of the Company and its subsidiaries.

30.	FINANCE INCOME AND EXPENSES

	Consolidated		Holding company
	2018	2017	2018	2017
FINANCE INCOME
Income from financial investments	115,658	205,073	13,456	51,356
Interest on sale of energy	352,053	260,645	76	—
Foreign exchange variations	—	19,422	—	—
Monetary variations	19,296	45,781	36	2,153
Monetary variations – CVA (Note 15)	62,023	—	—	—
Monetary updating of escrow deposits	34,176	191,260	18,666	64,932
Pasep and Cofins charged on finance income (2)	(68,040)	(52,868)	(26,753)	(13,568)
Gains on financial instruments –swap (Note 32)	893,301	—	—	—
Finance income from advance payments	28,345	—	123	—
Inflation adjustment in arbitration case (1) (Note 17)	76,896	—	—	—
Borrowing costs paid by related parties (Note 31)	56,320	—	—	—
Other	135,651	134,400	3,944	9,502

	1,705,679	803,713	9,548	114,375

FINANCE EXPENSES
Charges on loans and financings	(1,256,459)	(1,466,714)	(3,109)	—
Cost of debt – amortization of transaction cost (Note 22)	(32,907)	(66,856)	(434)	—
Foreign exchange variations—loans and financing (Note 22)	(582,193)	(56,465)	—	(28)
Foreign exchange variations – Itaipu	(29,038)	(16,241)	—
Monetary updating – loans and financings (Note 22)	(133,815)	(108,913)	—	—
Monetary updating – onerous concessions	(3,068)	14	—	—
Charges and monetary updating on post-employment obligations (Note 24)	(68,106)	(65,387)	(3,351)	(3,217)
Losses on financial instruments (Note 32)	—	(32,462)	—	—
Monetary updating – CCEE obligations	—	(41,273)	—	—
Monetary updating – CVA	—	239,445	—	239,445
Monetary updating – AFAC	(11,088)	(46,481)	—	—
Monetary updating – Advance sales of energy supply (Note 8)	—	(2,320)	—	—
Adjustment to present value	(107,487)	(136,611)	(16,071)	(659)

	(2,224,161)	(1,800,264)	(22,965)	235,541

NET FINANCE INCOME (EXPENSES)	(518,482)	(996,551)	(13,417)	349,916

(1)

inflation and other adjustments on the debt assumed by Energimp arising from the decision in favor of the company in arbitration, originating from non-compliance with the deadline for wind farms to start operation, agreed in the acquisition of a 49% interest in them, in 2009. For more information see Note 17.

(2)	The Pasep and Cofins expenses apply to Interest on Equity.

31.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its subsidiaries and jointly-controlled entities are as follows (consolidated):

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	2018	2017	2018	2017	2018	2017	2018	2017
Controlling shareholder
Minas Gerais State Govt
Current
Customer and traders (1)	244,960	54,926	—	—	163,152	136,273	—	—
Public Lighting Contribution (CIP) (1)	2,050	1,220	—	—	—	—	—	—
Accounts receivable – AFAC (2)	—	235,018			—	41,864
ICMS tax – early payment (3)	—	—	—	—	11,803	—	—	—
Non-current
Customer and Traders (1)	—	50,349	—	—	—	—	—	—
Public Lighting Contribution (CIP) (1)	—	1,119	—	—	—	—	—	—
Accounts receivable – AFAC (2)	245,566	—	—	—	18,182	—	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (4)	—	—	12,957	7,105	34,510	30,102	(164,568)	(146,780)
Provision of services (5)	1,792	1,657	—	—	11,884	13,042	—
Interest on Equity, and dividends	90,664	72,315	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (4)	—	—	969	858	—	—	(10,614)	(7,285)
Provision of service (5)	211	211	—	—	898	864	—	—
Madeira Energia
Current
Transactions with energy (4)	5,669	—	64,111	56,531	70,491	27,130	(778,455)	(685,673)
Advance for future energy supply (6)	6,785	66,185	—	—	8,767	—	—	—
Reimbursement due to cancelled contract (7)	42,046	—	—	—	1,532	—	—	—
Non-current
Advance for future energy supply (6)	—	6,870	—	—	—	—	—	—
Reimbursement due to cancelled contract (7)	3,504	—	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (4)	130	130	5,841	3,640	15,913	9,258	(202,301)	(122,434)
Lightger
Current
Transactions with energy (4)	—	—	—	—	—	—	(21,132)	(19,357)
Hidrelétrica Pipoca
Current
Transactions with energy (4)	—	—	1,303	—	—	—	(19,154)	(15,305)
Interest on Equity, and dividends	—	584	—	—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (4)	—	—	544	528	—	—	(4,751)	(5,664)
Interest on Equity, and dividends	5,719	2,581	—	—	—	—	—	—
Hidrelétrica Cachoeirão
Current
Transactions with energy (4)	—	—	—	—	1,617	1,579	—	—
Interest on Equity, and dividends	2,460	—	—	—	—	—	—	—
Renova
Current
Transactions with energy (4)	—	—	515	1,744	—	—	(81,453)	(178,691)
Non-current
Advance for future energy supply (8)	87,285	—	—	—	6,793	—	—	—
Accounts receivable (9)	445,108	350,200	—	—	37,355	—	—	—
Reimbursement for suspension of supply of power (10)	51,734	—	—	—	51,734	—	—	—
Reimbursement for cessation of power purchase agreement (11)	10,196	—	—	—	10,196	—	—	—
Empresa Amazonense de Transmissão de Energia (EATE)
Current
Transactions with energy (4)	—	—	1,547	2,882	—	—	(18,688)	(26,163)
Light
Current
Transactions with energy (4)	374	1,128	502	483	60,364	54,350	(1,116)	(1,342)
Interest on Equity, and dividends	10,261	—	—	—	—	—	—	—

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	2018	2017	2018	2017	2018	2017	2018	2017
Taesa
Current
Transactions with energy (4)	—	—	8,295	12,105	—	44	(109,313)	(126,622)
Provision of service (5)	130	404	—	—	566	1,273	—	—
Companhia Transirapé de Transmissão
Current
Transactions with energy (4)	—	—	976	964	—	—	(9,721)	(9,793)
Provision of services (5)	90	90	—	—	1,275	1,272	—	—
Interest on Equity, and dividends	—	1,413	—	—	—	—	—	—
Axxiom
Current
Provision of services (12)	—	—	195	2,982	—	—	—	—
Current
Transactions with energy (4)	—	—	159	191	152	151	(1,513)	(1,599)
Provision of services (5)	157	175	—	—	600	644	—	—
Transleste
Current
Transactions with energy (4)	—	—	257	308	186	180	(2,441)	(2,578)
Provision of services (5)	123	120	—	—	1,127	1,095	—	—
Centroeste
Current
Interest on Equity, and dividends	1,218	—	—	—	—	—	—	—
Luce
Current
Interest on Equity, and dividends	4,979	—	—	—	—	—	—	—
RME
Current
Interest on Equity, and dividends	2,058	—	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	273,570	322,423	—	—	—	—	—	—
Marketable securities	727,011	1,037,423	—	—	1,106,421	9,006	—	—
(-) Marketable securities issued by subsidiary companies (Note 22)	(23,508)	(25,493)	—	—	—	—	—	—
Non-current
Marketable securities	101,151	30,124	—	—	—	—	—	—
Forluz
Current
Post-employment obligations (13)	—	—	123,184	108,843	—	—	(191,937)	(173,961)
Supplementary pension contributions – Defined contribution plan (14)	—	—	—	—	—	—	(78,423)	(83,972)
Administrative running costs (15)	—	—	—	—	—	—	(28,000)	(26,201)
Operational leasing (16)	—	—	1,778	4,998	—	—	(46,066)	(55,236)
Non-current
Post-employment obligations (13)	—	—	2,046,426	1,959,512	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (17)	—	—	120,344	115,045	—	—	(186,134)	(193,434)
Non-current
Health Plan and Dental Plan (17)	—	—	2,271,007	1,633,291	—	—	—	—

The main conditions relating to the related party transactions are as follows:

(1)

This refers to sale of power to the government of the Minas Gerais State – the price of the supply is that decided by Aneel through a Resolution which decides the Company’s annual tariff adjustment. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113,032, to be settled in 24 installments, inflation- adjusted monthly by the IGP-M index, up to November 2019. The first installment, of R$5,418, was paid in December 2017. Nine installments were unpaid at December 31, 2018. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The amount of the Public Lighting Contribution relating to the debt recognition agreement at January 31, 2018 is R$2,050.

(2)

This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred to Accounts receivable from Minas Gerais State, on September 30, 2017 (see Note 12).

(3)	Refers to financial gain from bringing forward ICMS tax, as per Minas Gerais State Decree 47,488.
(4)

Transactions with energy between generators and distributors were made in auctions organized by the Federal Government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).

(5)	Refers to a contract to provide plant operation and maintenance services.
(6)

In 2017, payments of R$70,100 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$51,874 was advanced by Cemig GT; R$11,917 by Sá Carvalho; and R$6,309 by Rosal. The last installment was paid in January 2019.

(7)

Refers to reimbursement due to termination of contract related to change of the “power purchase agreements” (CCEARs) between Santo Antônio Energia S.A., a subsidiary of Madeira Energia, and Cemig Distribuição – totaling R$84,092, to be settled in 24 monthly installments, with inflation adjustment by the Selic rate and maturities up to January 2020. The outstanding amount at December 31, 2018 was R$45,550.

(8)

This refers to advanced payments under a Purchase Agreement for Incentive-Bearing Power becoming due in January through October 2019, to be settled by July 9, 2019, with monetary updating at 155% of the CDI rate. The advanced payment has guarantees, shared between Cemig and Light, related to their shareholding interest at Renova, dividends of its investees, and wind projects to be developed.

(9)

Cemig GT has R$445 million receivable from Renova that is expected toll be paid in monthly installments up to December 2021 with financial updating at 150% to 155% of the CDI rate. The accounts receivable have guarantees, shared between Cemig and Light, related to their shareholding interest at Renova, dividends of its investees, and wind power projects to be developed.

(10)

On February 20, 2019 the Company signed the 8th amendment to the wind power purchase agreement with Renova, extending the due date of the sole payment from January 10, 2019 to July 9, 2019. The financial updating is calculated on the basis of 155% of the CDI rate. On December, 31, 2018 the amount to be reimbursed by Renova as indemnity for suspension of supply of power from July to September 2018 is R$51,734. The amount to be reimbursed by Renova is covered by guarantees, shared between Cemig and Light, related to their shareholding interest and dividends of investees of Renova and also wind projects to be developed.

(11)

On February 20, 2019, the Company signed the reimbursement contract arising from a term of assignment of a power purchase agreement for the period December 1 to 31, 2018. The amount of R$10,196 is to be settled by July 9, 2019 with monetary adjustment at 155% of the CDI rate. The amount to be reimbursed by Renova is covered by guarantees, shared between Cemig and Light, related to their shareholding interest and dividends of investees of Renova and also wind projects to be developed.

(12)	Refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in the regulator (Aneel) Dispatch 2657/2017.
(13)

The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 24).

(14)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(15)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(16)

Rental of the Company’s administrative head offices, effective starting October 2020 (able to be extended every five years, up to 2035) and February 2019 (contract in the process of renewal, able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months.

(17)	Post-employment obligations relating to the employees’ health and dental plan (see Note 24).

Dividends receivable from subsidiaries

Dividends receivable	Consolidated		Holding company
	2018	2017	2018	2017
Cemig GT	—	—	659,622	564,230
Cemig D	—	—	267,435	—
Others	119,743	76,893	18,527	38,819

	119,743	76,893	945,584	603,049

Loans from related parties

On September 18, 2018 a loan agreement was signed between Cemig GT (lender) and Cemig (borrower), for R$400,000, to be settled in a single payment in December 2019, bears interest at 125.52% of the CDI rate. As a guarantee, Cemig signed a promissory note in the amount of R$442,258, corresponding to the amount of the debt plus the estimated interest for the 15-month period of the agreement.

In the same period, Cemig GT (lender) and Cemig D (borrower) also signed a loan contract for R$630,000, settled in November and December 2018 with the addition of interest, of R$9,263, corresponding to 125.52% of the CDI rate. As guarantee, Cemig D signed a promissory note in the amount of R$639,110, corresponding to the amount of the debt plus the estimated interest for the 104 day duration of the agreement. The loan had the consent of the regulator (Aneel).

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	2018	Maturity
Norte Energia (‘Nesa’)	Affiliated	Surety	Financing	2,571,420	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Financing	875,297	2034
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Debentures	400,726	2037
Centroeste	Jointly-controlled entity	Surety	Financing	6,816	2023

				4,537,874

(1)	Related to execution of guarantees of the Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa. More details in Note 17.

At December 31, 2018, Management believes that there is no need to recognized any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha—the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at December 31, 2018 are reported in Marketable Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in marketable securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	2018
				Cemig 4.65%	Cemig GT 0.75%	Cemig D 24.47%	Other subsidiaries 14.33 (1)	Total 44.20%
ETAU (1)	Debentures	108.00% of CDI	Dec. 1. 2019	468	75	2,463	1,442	4,448
Light	Promissory Notes	CDI + 3.50%	Jan. 22, 2019	334	54	1,754	1,130	3,272

				802	129	4,217	2,572	7,720

Issuer of security	Type	Annual contractual conditions	Maturity	2017
				Cemig 4.17%	Cemig GT 26.85%	Cemig D 19.90%	Other subsidiaries 21.36% (2)	Total 72.28%
ETAU (1)	Debentures	108.00% of CDI	Dec. 1, 2019	420	2,706	2,005	2,152	7,283
Light	Promissory Notes	CDI + 3.50%	Jan. 22, 2019	834	5,375	3,983	4,276	14,468

				1,254	8,081	5,988	6,428	21,751

(1)	Empresa de Transmissão do Alto Uruguai S.A.
(2)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, Fiscal Council, the Audit Committee and Board of Directors – are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Remuneration	34,088	32,284
Profit shares	4,170	491
Assistance benefits	2,342	1,783

Total	40,600	34,558

32.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The principal financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	Dec. 31, 2018		Dec. 31, 2017
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost
Marketable securities – Cash investments	2	116,513	116,513	44,244	44,244
Customers and Traders; Concession holders (transmission service)	2	3,927,651	3,927,651	4,035,445	4,035,445
Restricted cash	2	90,993	90,993	106,227	106,227
Advances to suppliers	2	94,070	94,070	122,920	122,920
Customers – Accounts receivable from the State of Minas Gerais		244,960	244,960	105,275	105,275
Other accounts receivable from the State of Minas Gerais (CIP)		2,050	2,050	1,220	1,220
Accounts receivable from the State of Minas Gerais (AFAC)	2	245,566	245,566	235,018	235,018
Concession financial assets – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components	3	1,080,693	1,080,693	369,010	369,010
Reimbursement of tariff subsidies	2	90,845	90,845	77,086	77,086
Low-income subsidy	2	30,232	30,232	26,660	26,660
Escrow deposits	2	2,501,512	2,501,512	2,335,632	2,335,632
Concession grant fee – Generation concessions	3	2,408,930	2,408,930	2,337,135	2,337,135
Reimbursements receivable – Transmission		1,296,314	1,296,314	1,928,038	1,928,038
Accounts receivable – Renova	2	532,393	532,393	350,200	350,200
Reimbursement – Decontracting of supply	2	97,284	97,284	—	—
Reimbursement – Assignment of contract		10,196	10,196	—	—

		12,770,202	12,770,202	12,074,110	12,074,110
Fair value through profit or loss
Cash equivalents – Cash investments		783,288	783,288	916,762	916,762
Marketable securities
Bank certificates of deposit	2	—	—	2,652	2,652
Treasury Financial Notes (LFTs)	1	253,868	253,868	739,945	739,945
Financial Notes – Banks	2	434,735	434,735	290,004	290,004
Debentures	2	7,118	7,118	11,292	11,292

		1,479,009	1,479,009	1,960,655	1,960,655
Transmission concession financial assets – remunerated by tariff		—	—	547,800	547,800
Derivative financial instruments (Swaps)	3	813,335	813,335	8,649	8,649
Derivative financial instruments (Ativas and Sonda Put options)(2)	3	4,460	4,460	3,801	3,801
Concession financial assets – Distribution infrastructure	3	395,743	395,743	369,762	369,762
Reimbursements receivable – Generation	3	816,202	816,202	1,900,757	1,900,757

		3,508,749	3,508,749	4,791,424	4,791,424

		16,278,951	16,278,951	16,865,534	16,865,534

Financial liabilities
Amortized cost (1)
Loans, financings and debentures	2	(14,771,828)	(14,771,828)	(14,397,697)	(14,397,697)
Debt with pension fund (Forluz)	2	(651,966)	(651,966)	(720,498)	(720,498)
Deficit of pension fund (Forluz)	2	(377,449)	(377,449)	(283,291)	(283,291)
Concession financial liabilities – CVA (Portion ‘A’ Costs Variation) Account, and Other financial components,	3	—	—	(414,800)	(414,800)
Concessions payable	3	(18,747)	(18,747)	(21,227)	(21,227)
Minas Gerais State tax amnesty plan (PRCT)	2	—	—	(282,876)	(282,876)
Suppliers	2	(1,801,252)	(1,801,252)	(2,342,757)	(2,342,757)
Advances from customers	2	(79,405)	(79,405)	(232,762)	(232,762)

		(17,700,647)	(17,700,647)	(18,695,908)	(18,695,908)
Fair value through profit or loss
Derivative financial instruments (Swaps)	3	—	—	(41,111)	(41,111)
Derivative financial instruments (RME put options)	2	—	—	(507,232)	(507,232)
Derivative financial instruments (SAAG put options)	3	(419,148)	(419,148)	(311,593)	(311,593)

		(419,148)	(419,148)	(859,936)	(859,936)

		(18,119,795)	(18,119,795)	(19,555,844)	(19,555,844)

(1)	On December 31, 2018 and 2017, the book values of financial instruments reflect their fair values.
(2)	Options in shares of Sonda in the amount of R$4,117, posted in the Company’s assets due to the merger of Cemig Telecom.

At the initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability. The Company uses the following classification to its financial instruments:

◾

Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

◾

Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

◾

Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, New Replacement Value (Valor novo de reposição, or VNR).

Fair value calculation of financial positions

Distribution infrastructure concession financial assets, and Transmission concession financial assets – Assets remunerated by tariff: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 15.

Indemnifiable receivable – Transmission: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the assets to be indemnify as a result of acceptance of the terms of Law 12783/13, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig, respectively.

Indemnifiable receivable – generation: Measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession.

Marketable securities: The fair value of marketable securities is determined taking into consideration the market prices of the investment, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of the SAAG, RME and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate obtained from the market yield curve.

Other financial liabilities: Fair value of its loans, financings and debentures were determined using 141.90% of the CDI rate – based on its most recent funding. For the loans, financings and debentures, and debt renegotiated with Forluz, with annual rates between IPCA + 4.70% to 8.07% and CDI + 0.64% to 3.26%, Company believes that their carrying amount is approximated to their fair value.

a)	Derivative financial instruments

Put options

The Company and its subsidiaries hold options to sell certain securities (put options) for which it has calculated the fair value based on the Black and Scholes Merton (BSM) model, considering the following variables assumptions: exercise price of the option; closing price of the underlying asset as of December 31, 2018; risk-free interest rate; volatility of the price of the underlying asset; and time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On December 31, 2018 and 2017 the options were as follows:

Consolidated	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017
Put option – RME	—	507,232
Put option – SAAG	419,148	311,593
Put / call options – Ativas and Sonda	(4,460)	(3,801)

	414,688	815,024

Put option – SAAG

Option Contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each of the private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit or loss.

For measurement of the fair value of the SAAG put option Cemig GT uses the Black-Scholes-Merton (‘BSM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they hold direct equity interests at Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the shares of Mesa on December, 31, 2018, is ascertained from free cash flow to equity, including its share of results of associates and joint ventures via indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the energy generation sector that are traded at Bovespa.

Based on the studies made, a liability of R$419,148 is recorded in the Company’s financial statements (R$311,593 on December 31, 2017), for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

Consolidated
Balance at Dec. 31, 2016	196,173
Variation in fair value	120,754
Reversals	(5,334)
Balance at Dec. 31, 2017	311,593
Adjustment to fair value	107,555

Balance at Monday, December 31, 2018	419,148

Cemig GT performed the sensitivity analysis of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 4.86% to 8.86% p.a., and for volatility between 23% and 83% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$395,569 and R$448,684, respectively.

This option can potentially dilute basic earnings per share in the future; however, they have not caused dilution of earnings per share in the years presented.

Put options of RME and Lepsa’s shares

Cemig had a contract under which Fundo de Participações Redentor had the option to sell to Cemig all of its shares in RME and Lepsa. The exercise price of the option was calculated from the sum of the value of the amounts injected by the Fund into the investee, plus the operating expenses of the fund, less Interest on Equity, and dividends, distributed by RME and Lepsa. The exercise price is subject to monetary adjustment by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

The exercise of the options was divided into two stages, as follows: The first was exercised on November 30, 2017, when Cemig acquired the totality of Lepsa’s shares, and the totality of RME’s preferred shares, held by BB-BI, BV Financeira and Santander, which fair value was R$185,358, comprising R$147,163 in Lepsa and R$38,195 in RME.

With this exercise of the first stage of the options, Cemig increased its sshareholding position in RME from 66.27 to 75% of the total capital, while continuing to own a 50% interest in the voting stock of RME; and increased its shareholding position in Lepsa from 66.62% to 100% of the total and voting stock.

On November 22, 2017 Cemig signed the First Amendment to the Shareholders’ Agreement of RME – Rio Minas Energia Participações S.A. (‘RME’), with: Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito Financiamento e Investimento (‘BV Financeira’) and BB-Banco de Investimento S.A. (‘BB-BI’), (jointly, ‘the Shareholder banks’) to formalize the partial postponement of the exercise date of the Put option granted by Cemig to the Shareholder Banks, from November 30, 2017 to November 30, 2018.

On November 30, 2018 the second stage of the options was exercised, in which Cemig acquired the totality of the common shares in RME held by BB-Banco de Investimento S.A., BV Financeira S.A.—Crédito, Financiamento e Investimento and Banco Santander (Brasil) S.A., for R$659,378, and settled all commitments to the said shareholders in relation to the put option. With this acquisition Cemig became holder of 100% of the share capital of RME.

The changes in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, on December 31, 2018, 2017, is as follows:

Consolidated
Balance at Dec. 31, 2016	1,149,881
Variation in fair value	187,568
Written down, due to exercise of Put	(830,217)

Balance at Dec. 31, 2017	507,232
Variation in fair value	48,358
Written down, due to exercise of Put	(555,590)

Balance at December 31, 2018	—

The effects of the options contract on the net income for 2018 anda 2017 were recognized at fair value based on the Black-Scholes-Merton analysis. The following variables were taken into account: exercise price of the option; closing price of the stock of Light on the record dates (as a reference for the value of the indirect equity interest held by the direct stockholders of RME and Lepsa in Light); risk-free interest rate; volatility of the price of the underlying asset; and time to maturity of the option.

Sonda options

As part of the process of shareholding restructuring, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda). With the merger of Cemig Telecom into Cemig, on March 31, 2018, the option contract became an agreement between Cemig and Sonda.

This resulted in CemigTelecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net profit of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to seventeen times the adjusted net profit of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for 2018. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on March 31, 2018; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the valuation prepared by the same specialized consulting firm responsible for calculating the options. The valuation base date is December 31, 2018, the same date as the closing of the Company’s Financial Statements, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, which took place on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date of December 31, 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyses and on information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the Company uses derivative financial instruments (swap transactions) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses that actually incurred are recorded. The net result of those transactions on December 31, 2018 was a positive adjustment of R$893,301 (negative adjustment of R$32,462 on December 31, 2017), which was posted in Finance income (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative instruments contracted by Cemig GT.

This table presents the derivative instruments contracted by Cemig GT as of December 31, 2018 and 2017.

Assets (1)	Liability	Maturity period	Trade market	Notional amount (2)		Unrealized gain / loss		Unrealized gain / loss
						Carrying amount 2018	Fair value 2018	Amount according to contract 2017	Fair value 2017
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$150.49% of CDI	Interest: Half- yearly Principal: Dec. 2024	Over-the-counter	US$	1,000,000	679,530	626,888	50,792	(32,462)
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half- yearly Principal: Dec. 2024	Over-the-counter	US$	500,000	32,781	186,447	—	—

						712,311	813,335	50,792	(32,462)

1)

For the initial Eurobond issue of US$1 billion, placed in December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total of the interest, for a coupon of 9.25% p.a., in Reais, at an average rate equivalent to 150.49% of the CDI.

For the additional US$500 million issuance of the same Eurobond issue, in July 2018: (1) a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$; and (2) a swap was contracted for the whole of the interest, resulting in a coupon in Reais of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate.

2)	In thousands of US dollars.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its hedge derivatives for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread.

The fair value found on December, 31, 2018 was R$813,335, which would be a reference point if Cemig GT were to liquidate the hedges on that date, but the swap contracts protect the company’s cash flow up to the maturity of the bonds in 2024. They have accrual value of R$712,311 at December, 31, 2018.

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Cemig GT estimates that in a probable scenario its results would be affected by the swap and call spread at the end of the period in the amount of R$1.2 billion for the option (call spread), partially compensated by R$43 million for the swap – comprising a total of R$1.15 billion.

Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario by 25% and 50%, respectively, as follows:

Parent company, and consolidated	Base scenario Dec. 31, 2018	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%
Swap (asset)	5,981,249	5,933,662	4,874,919	3,921,229
Swap (liability)	(6,095,357)	(5,977,168)	(6,130,070)	(6,268,786)
Option / Call spread	927,443	1,196,040	588,372	192,526

Derivative hedge instrument	813,335	1,152,534	(666,779)	(2,155,031)

The same methods of measuring used in marking to market of the derivative instrument described above were applied to the calculation of estimated fair value.

b)	Financial risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The main risks to which the Company and its subsidiaries are exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with effect on Loans and financings, Suppliers, and cash flow.

The net exposure to exchange rates is as follows:

	2018		2017
Exposure to exchange rates R$‘000	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 22)	1,518,029	5,882,060	1,014,535	3,356,082
Suppliers (Itaipu Binacional)	69,994	268,004	73,698	240,220

	1,588,023	6,150,064	1,088,233	3,596,302
Euros
Loans and financings – Euros (Note 22)	52	229	1,105	4,383

Net liabilities exposed	1,588,075	6,150,293	1,089,338	3,600,685

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at the end of 2019 will be a depreciation in the dollar exchange rate by 1.92%, to R$3.80/US$, and depreciation of the Euro rate by 1.55%, to R$4.37/€. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure R$’000	Base Scenario	‘Probable’ scenario US$1=R$3.80 EUR1=R$4.37	‘Possible’ scenario Appreciation 25.00% US$1=R$4.75 EUR1=R$5.46	‘Remote’ scenario Appreciation 50.00% US$1=R$5.70 EUR1=R$6.55
US dollar
Loans and financings	5,882,060	5,769,405	7,211,756	8,654,108
Suppliers (Itaipu Binacional)	268,004	262,871	328,589	394,307

	6,150,064	6,032,276	7,540,345	9,048,415

Euros
Loans and financings	229	225	281	338

Net liabilities exposed	6,150,293	6,032,501	7,540,626	9,048,753

Net effect of exchange rate variation		(117,792)	1,390,333	2,898,460

Company has entered intoa swap operations to replace the exposure to the US dollar with exposure to variation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

The Company is exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	2018	2017
Assets
Cash equivalents – Cash investments (Note 6)—CDI	783,288	916,762
Marketable securities (Note 7) – CDI / SELIC	812,234	1,088,137
Accounts receivable – Renova (Note 31) – CDI	532,393	350,200
Advance for future delivery of energy—CDI	94,070	122,920
Restricted cash – CDI	90,993	106,227
CVA and in tariffs (Note 15) – SELIC	1,080,693	369,010
Receivable for residual value – Generation (Note 15)—SELIC	—	1,084,346
Reimbursement due to termination of contract (Note 31) – SELIC / CDI	97,284	—
Reimbursement related to cancelled contracts – CDI	10,196	—
Credits owed by Eletrobras	—	4,216

	3,501,151	4,041,818
Liabilities
Loans, financing and debentures (Note 22) – CDI	(4,919,571)	(7,202,558)
Loans, financing and debentures (Note 22) – TJLP	(249,454)	(118,891)
Advance sales of energy supply—CDI	(79,405)	(188,344)
CVA and Other financial components (Note 15)—SELIC	—	(414,800)
Adherence to the Tax Anmesty Program (PRCT) (Note 20)—SELIC	—	(282,876)

	(5,248,430)	(8,207,469)

Net liabilities exposed	(1,747,279)	(4,165,651)

(*)	Amounts of CVA and Other financial components indexed by the Selic rate.

Sensitivity analysis

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that, in a probable scenario, on December 31, 2019 the Selic rate will be 6.50% and the TJLP will be 6.4757%. The Company and its subsidiaries have made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Risk: Increase in Brazilian interest rates	Dec. 31, 2018	Dec. 31, 2019
	Book value	Scenario ‘Probable’ Selic 6.50% TJLP 6.48%	Scenario ‘Possible’ Selic 8.12% TJLP 8.09%	Scenario ‘Remote’: Selic 9.75% TJLP 9.71%
Assets
Cash equivalents (Note 6) – CDI	783,288	834,202	846,930	859,659
Marketable securities (Note 7) – CDI / SELIC	812,234	865,029	878,228	891,427
Accounts receivable – Renova (Note 31) – CDI	532,393	566,999	575,650	584,301
Advance for future delivery of energy —CDI	94,070	100,185	101,713	103,242
Restricted cash—CDI	90,993	96,908	98,386	99,865
CVA and Other financial components – SELIC	1,080,693	1,150,938	1,168,499	1,186,061
Reimbursement due to termination of contracts (Note 31) – SELIC / CDI	97,284	103,607	105,188	106,769
Reimbursement —cancelled contracts—CDI	10,196	10,859	11,024	11,190

	3,501,151	3,728,727	3,785,618	3,842,514
Liabilities
Loans and financing (Note 22) – CDI	(4,919,571)	(5,239,343)	(5,319,286)	(5,399,229)
Loans and financing (Note 22) – TJLP	(249,454)	(265,608)	(269,635)	(273,685)
Advanced sales of energy (Note 8)—CDI	(79,405)	(84,566)	(85,857)	(87,147)

	(5,248,430)	(5,589,517)	(5,674,778)	(5,760,061)

Net assets (liabilities) exposed	(1,747,279)	(1,860,790)	(1,889,160)	(1,917,547)

Net effect of variation in interest rates		(113,511)	(141,881)	(170,268)

Increase in inflation risk

The Company and its subsidiaries are exposed to inflation risk, as follows:

Exposure to increase in inflation	2018	2017
Assets
Concession financial assets related to Distribution infrastructure—IPCA (1)	395,743	110,832
Receivable from Minas Gerais state government (Debt recognition agreement) – IGPM index (Note 12 and 31)	247,010	107,614
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 12 and 31)	245,566	235,018
Receivable for residual value – Transmission – IPCA (Note 15)	1,296,314	1,928,038
Transmission – Assets remunerated by tariff – IPCA index (Note 15)	—	496,121
Concession Grant Fee – IPCA (Note 15)	2,408,930	2,337,135

	4,593,563	5,214,758
Liabilities
Loans, financings and debentures – IPCA (Note 22)	(3,791,340)	(3,800,889)
Debt agreed with pension fund (Forluz) – IPCA	(651,966)	(720,498)
Deficit of pension plan (Forluz) – IPCA	(377,449)	(283,291)

	(4,820,755)	(4,804,678)

Net assets (liabilities) exposed	(227,192)	410,080

(1)	Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by Aneel after the third tariff review cycle.

Sensitivity analysis

The Company and its subsidiaries estimate that, in a probable scenario on December, 31, 2019, the IPCA inflation rate will be 4.0081% and the IGP-M inflation rate will be 4.35%. This relates to the probability of lower inflation – reflecting the consideration that the Company has more assets than liabilities indexed to inflation indicators. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: reduction in inflation	Dec. 31, 2018	Dec. 31, 2019
	Amount Book value	‘Probable’ scenario: IPCA 4.09% Selic 4.35%	‘Possible’ scenario (25%) IPCA 5.11% Selic 5.44%	‘Remote’ scenario (50%) IPCA 6.14% Selic 6.53%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	395,743	411,921	415,966	420,011
Receivable from Minas Gerais state government (Debt recognition) – IGPM (Note 31)	247,010	257,755	260,441	263,127
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 31)	245,566	256,248	258,918	261,589
Receivable for residual value – Transmission – IPCA (Note 15)	1,296,314	1,349,309	1,362,557	1,375,807
Concession Grant Fee – IPCA (Note 15)	2,408,930	2,507,409	2,532,029	2,556,650

	4,593,563	4,782,642	4,829,911	4,877,184
Liabilities
Loans, financings and debentures – IPCA	(3,791,340)	(3,946,334)	(3,985,081)	(4,023,833)
Debt agreed with pension fund (Forluz) – IPCA	(651,966)	(678,619)	(685,282)	(691,946)
Deficit of pension plan (Forluz)—IPCA	(377,449)	(392,879)	(396,737)	(400,595)

	(4,820,755)	(5,017,832)	(5,067,100)	(5,116,374)

Net liabilities	(227,192)	(235,190)	(237,189)	(239,190)

Net effect of variation in IPCA and IGPM indices		(7,998)	(9,997)	(11,998)

(1)	Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by Aneel after the third tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on the transactions through rigid analysis of financial institutions’ credit, obeying operational limits with banks based on assessments of the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the electricity sold by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of electricity for the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings and could also make refinancings of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligations to suppliers, for debts agreed with the pension fund, loans, financings and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is shown in this table:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	111,458	974,172	2,101,370	10,081,251	7,802,671	21,070,922
Onerous concessions	207	419	1,832	8,289	13,780	24,527
Debt with pension plan (Forluz) (Note 24)	11,591	23,255	106,253	626,363	86,684	854,146
Deficit of the pension plan (FORLUZ) (Note 24)	3,537	7,122	32,582	191,968	477,434	712,643

	126,793	1,004,968	2,242,037	10,907,871	8,380,569	22,662,238
- Fixed rate
Suppliers	1,658,899	141,139	1,214	—	—	1,801,252

	1,785,692	1,146,107	2,243,251	10,907,871	8,380,569	24,463,490

Holding company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	—	—	—	54,550	—	54,550
Related party Loan	—	—	443,568	—	—	443,568
Debt with pension plan (Forluz) (Note 24)	570	1,144	5,228	30,817	4,265	42,024
Deficit of the pension plan (FORLUZ) (Note 24)	174	350	1,603	9,445	23,490	35,062

	744	1,494	450,399	94,812	27,755	575,204
- Fixed rate
Suppliers	9,285	—	—	—	—	9,285

	10,029	1,494	450,399	94,812	27,755	584,489

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company uses numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of customer with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The credit risk is also reduced by the extremely wide client base.

The allowance for doubtful debtors constituted on December 31, 2018, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries, was R$751,168.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004, and is reviewed annually.

Cemig and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$400 million.
3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of equity)(*)
A1	Over R$3.5 billion	Minimum 80%	Between 6% and 9%
A2	R$1.0 billion to R$3.5 billion	Maximum 20%	Between 5% and 8%
B	R$400 million to R$1.0 billion	Maximum 20%	Between 5% and 7%

(*)	The percentage assigned to each bank depends on individual assessment of indicators such as liquidity and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the energy distribution business. The regulatory limit for pass-through to customers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 100% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. The Company’s management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension brought with it changes from the previous contract, making continuity of the concession conditional upon compliance by the Distributor with new criteria for quality, and for economic and financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended December 31, 2018.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric sources, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants could pressure costs of acquisition of supply for the distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On December, 31, 2018, the Company and its subsidiaries were compliant with all the covenants for financial index requiring half-yearly and annual compliance. More details in Note 22.

Capital management

This table shows comparisons of the Company’s consolidated net liabilities and equity on December 31, 2018 and 2017:

	Consolidated		Holding company
	2018	2017	2018	2017
Total liabilities	43,915,346	27,909,453	1,987,772	1,522,956
(-) Cash and cash equivalents	(890,804)	(1,030,257)	(54,330)	(38,672)
(-) Restricted cash	(90,993)	(106,227)	(129)	(87,872)

Net liabilities	42,933,549	26,772,969	1,933,313	1,396,412

Total equity	15,939,327	14,330,136	14,578,719	14,325,986

Net liabilities / equity	2.70	1.87	0.13	0.10

33.	ASSETS AND LIABILITIES AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On December, 31, 2018 assets and liabilities classified as held for sale, and the results of discontinued operations, were as follows:

	Consolidated			Holding company
	Investments	Telecom assets	Total	Investments	Telecom assets	Total
Assets	19,446,033	—	19,446,033	1,573,967	—	1,573,967
Liabilities	(16,272,239)	—	(16,272,239)	—	—	—

Net assets	3,173,794	—	3,173,794	1,573,967	—	1,573,967

Attributed to controlling stockholders	1,817,746	—	1,817,746	1,573,967		1,573,967
Attributed to non-controlling stockholders	1,356,048	—	1,356,048	1,573,967	—	1,573,967
Net income (loss) from discontinued operations	72,880	290,542	363,422	31,465	276,012	307,477

Attributed to equity holders of the parent	32,027	290,542	322,569	31,465	276,012	307,477
Attributed to non-controlling interests	40,853	—	40,853	—	—

The changes in assets and liabilities classified as held for sale in 2018 were as follows:

	Consolidated	Holding company
Reclassification of investments – Note 17(*)	1,785,719	1,542,502
The changes in assets and liabilities classified as held for sale in 2018 were as follows:	32,027	31,465
	1,817,746	1,573,967

(*)	Net value of the adjustment to fair value, less costs of disposal (R$42,400).

The Company allocated the assets and liabilities identified in measurement of the fair value of the investments in Light and other investees as held for sale, corresponding to a net debtor amount of R$282,801.

Telecom assets:

On May 25, 2018 Cemig announced its interest in sale of certain telecom assets that were absorbed in the merger of Cemig Telecomunicações on March 31, 2018.

The assets that were the subject of the tender were a group of the Company’s assets, and positions in Infrastructure and Services contracts. They were separated into two lots, to be sold based on the best economic proposal for each lot, pricing for the minimum values for each lot being based on formal valuation of the assets: R$335,070 for Lot 1, and R$32,473 for Lot 2.

The winning bid for Lot 1, presented by American Tower do Brasil – Comunicação Multimídia Ltda., was for R$575,906, i.e. 71.87% above the minimum sale value specified in the tender announcement. The winning bid for Lot 2, presented by Algar Soluções em TIC S.A., was for R$78,555, or 141.05% above the minimum sale value specified in the tender announcement.

In November, 2018 the sale of these assets was completed, after the prior conditions stated in the Tender – including approval by the monopolies authority, CADE – had been complied with.

Thus, the Company’s assessment is that the telecom assets in the tender offer met the requirements of classification of CPC 31 / IFRS 5, and were classified as held for sale, and discontinued operations. At the moment of the sale they represented R$276,145.

As a result of the conclusion of disposal of these assets, which took place in November 2018, the balances of the assets and liabilities classified as held for sale were written off and a gain of R$378,316 was recognized in the income statement.

	Consolidated	Parent company
	2018	2018
Profit (loss) of discontinued operations
Operational revenues
Other operating revenues
Telecom services	151,887	107,114
Leasing and rentals	6,468	4,769
Other operating revenues	529	27

	158,884	111,910
Deductions from operational revenue
PIS, Pasep and Cofins taxes	(5,954)	(4,305)
ICMS (value added)	(32,602)	(22,812)
Others	(1,735)	(1,223)

	(40,291)	(28,340)

	118,593	83,570

Operational expenses
Outsourced services	(22,770)	(17,821)
Depreciation and amortization	(14,500)	(6,115)
Other operating expenses, net	(21,199)	(14,427)

	(58,469)	(38,363)
Finance income	847	591
Income and Social Contribution tax
Deferred income tax and Social Contribution tax	(17,324)	(16,237)
Deferred income tax and Social Contribution tax	(3,406)	666

	(20,730)	(15,571)

Net income	40,241	30,227

The effects on cash flow arising from the disposal of the telecom assets are as follows:

	Consolidated	Holding Company
Operational activity – gain on sale of investment	(378,316)	(378,316)
Investment activity – amount of sale	654,461	654,461
	276,145	276,145

Light S.A.

On November 27, 2018, the Board of Directors of the Company decided, in the context of Cemig’s disinvestment program, to maintain as a priority for 2019 the firm commitment to sale of the shares in Light S.A. owned by Cemig, RME and Lepsa, on conditions that would be compatible with the market and also in accordance with the interests of stockholders.

Additionally, the Company has assessed that its investment in Light now meets the criteria of CPC 31 – Non-current assets held for sale and discontinued operations. Thus the Company has also evaluated the effects on the investments held in the companies LightGer, Axxiom, Guanhães and UHE Itaocara, which are jointly controlled by the Company and by Light.

This table gives the information on the assets and liabilities of the investees classified as discontinued operations on December, 31, 2018:

	LightGer	Guanhães	Axxiom	Light	Itaocara
ASSETS
Assets classified as held for sale
Cash and cash equivalents	58,418	4,949	6,952	707,042	4,693
Marketable securities	—	—	—	976,798	—
Customers and traders	11,180	204	—	2,855,348	—
Recoverable taxes	—	—	572	75,089	—
Accounts receivable	264	268	20,821	344,433	109
Inventories	6	—	—	38,046	—
Concession financial assets	—	—	—	564,186	—
Other current assets	—	—	—	74,428	—

Total, current assets	69,868	5,421	28,345	5,635,370	4,802

Customers and traders	—	—	—	1,013,206	—
Recoverable taxes	—	2,305	—	52,404	—
Deferred income tax and Social Contribution tax	—	—	17,559	404,867	—
Financial assets of the concession	—	—	—	4,420,330	—
Concession contract assets	—	—	—	330,240
Property, plant and equipment	130,496	345,093	1,127	1,560,141	5,872
Intangible assets	50	2,654	6,393	3,096,468	8,663
Capex	—	—	—	546,622	—
Other non-current assets	1,094	13,087	1,468	804,055	—

Total, non-current assets	131,640	363,139	26,547	12,228,333	14,535

Total assets	201,508	368,560	54,892	17,863,703	19,337

LIABILITIES
Liabilities directly related to assets held for sale
Suppliers	33,760	12,915	2,687	2,119,660	97
Loans, financing and debentures	8,614	12,867	8,888	1,996,036	—
Taxes and social contribution payable	1,210	389	1,453	338,911	59
Other current liabilities	621	1,326	19,015	823,802	48

Total, non-current liabilities	44,205	27,497	32,043	5,278,409	204

Loans, financing and debentures	71,198	139,170	1,304	8,032,425	—
Taxes and social contribution payable	—	823	736	304,553	—
Other non-current liabilities	—	4,448	3,866	858,824	8,663

Total, non-current liabilities	71,198	144,441	5,906	9,195,802	8,663

Total liabilities of subsidiaries associated with assets classified as held for sale	115,403	171,938	37,949	14,474,211	8,867

The results of the investments for the month of December 2018 are as follows:

	Dec. 31, 2018
	LightGer	Guanhães	Axxiom	Light	Itaocara
Results of discontinued operations
Net revenue	3,728	1,362	6,161	1,052,494	—
General costs and expenses	(1,739)	28,348	(3,490)	(980,318)	(149)
Share of (loss) profit of associates and joint ventures, and goodwill	—	—	—	(9,269)	—

Income before finance income (expenses) and taxes	1,989	29,710	2,671	62,907	(149)

Finance income	97	64	27	91,754	17
Finance expenses	(432)	(399)	(168)	(44,005)	—
Pre-tax profit of discontinued operations	1,654	29,375	2,530	110,656	(132)

Current income tax and Social Contribution taxes	(87)	—	5,439	(14,038)	—
Deferred income tax and Social Contribution taxes	—	—	—	(37,858)	—

Net income of discontinued operations in the period	1,567	29,375	7,969	58,760	(132)

34.	INSURANCE

The Company and its subsidiares maintain insurance policies to cover damages to certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

	Coverage	Coverage period	Amount insured (1)	Annual premium (1)
Companhia Energética de Minas Gerais
Facilities in buildings	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$ 6,628	R$ 1
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party	April 29, 2018 to April 29, 2019 April 29, 2018 to April 29, 2019	US$ 4,385 US$ 14,000	US$ 49
Warehouse stores	Fire	Nov. 2, 2018 to Nov. 2, 2020	R$ 21,775	R$ 22
Buildings	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$ 271,446	R$ 59
Telecoms equipment (3)	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$ 11,514	R$ 5
Operational risk – generators, rotors, and power equipment above R$1 billion	(2)	Dec. 7, 2018 to Dec. 7, 2019	R$ 992,147	R$ 1,332
Cemig Distribuição
Air transport – Aircraft / Guimbal helicopter	Fuselage Third party	April 29, 2018 to April 29, 2019	US$ 3,285 US$ 14,000	US$ 35
Warehouse stores	Fire	Nov. 2, 2018 to Nov. 2, 2020	R$ 164,514	R$ 169
Facilities in buildings	Fire	Jan. 8, 2019 to Jan. 8, 2020	R$ 436,994	R$ 94
Telecoms equipment (3)	Fire		R$ 17,208	R$ 7
Operational risk – Transformers above 15MVA and other power distribution equipment with value above R$1,000 (2)	Total	Dec. 7, 2018 to Dec. 7, 2019	R$ 542,976	R$ 729
Gasmig
Gas distribution network / Third party	Third party	Dec. 15, 2018 to Dec. 15, 2019	60,000	398
Own vehicle fleet (Operation)	Damage to third parties only	Jul. 7, 2018 to Jul. 7, 2019	500	3
Own vehicle fleet (Directors)	Full cover	Oct. 25, 2018 to Oct. 25, 2019	100	2
Facilities – Multirisk (3)	Robbery, theft and fire	Jan. 1, 2018 to Jan. 1, 2019	41,374	50

(1)	Amounts expressed in R$’000 or US$’000.
(2)	The maximum indemnity limit (MIL) is R$230,662,000.
(3)	Contracting of a new policy is in progress.

The Company and its subsidiaries, except for air travel and aircraft insurance, does not have third party accident liability insurance, and is not seeking proposals for this type of insurance. Additionally, the Company and its subsidiaries have not sought proposals for, and do not have current policies for, insurance against events that could affect their facilities such as earthquakes, floods, systemic failures or business interruption. The Company has not suffered significant losses arising from these risks. The Company and its subsidiaries have not suffered significant losses as a result of the above-mentioned risks.

35.	COMMITMENTS

The contractual obligations and commitments of the Company and its subsidiaries, including purchase of energy and operational leasing, are as follows:

	2019	2020	2021	2022	2023	After 2024	Total
Purchase of energy from Itaipu	1,352,514	1,415,678	1,380,762	1,440,308	1,532,335	45,655,893	52,777,490
Purchase of energy – auctions	2,752,584	3,129,558	3,525,176	3,807,762	4,293,058	85,443,754	102,951,892
Purchase of energy –‘bilateral contracts’	314,486	332,955	348,756	365,741	384,785	468,823	2,215,546
Quotas of Angra 1 and Angra 2	266,557	284,752	291,133	305,241	320,625	12,431,621	13,899,929
Transport of energy from Itaipu	233,341	236,682	219,903	207,010	217,238	6,962,103	8,076,277
Other energy purchase contracts	3,963,302	3,041,180	3,056,640	3,813,670	3,394,364	37,159,377	54,428,533
Physical quota guarantees	857,819	895,955	933,799	978,886	1,028,103	39,889,838	44,584,400
Operating leasing transactions (1)	74,736	68,970	29,773	—	—	—	173,479

Total	9,815,339	9,405,730	9,785,942	10,918,618	11,170,508	228,011,409	279,107,546

(1)

This refers to the total of non-cancellable future minimum payments on vehicle rental for the company’s end-activities, with annual adjustment by the IGP–M inflation index, without renewal clauses; and rental of real estate properties at the administrative headquarters for end-activities (more details in Note 31).

36.	ANNUAL TARIFF ADJUSTMENT; TARIFF REVIEW OF CEMIG D

On May 28, 2018, Aneel homologated the result of Cemig D’s Fourth Tariff Review. This provided a tariff increase of 23.19%. Of this, 4.30% corresponded to Cemig D’s manageable costs. The remaining 18.89% has zero economic effect, not affecting profitability, because it represents direct pass-through, within the tariff, relating to the following items: (i) increase of 9.00% in non-manageable (‘Portion A’) costs – mainly purchase of power supply and transmission charges; and (ii) 9.89% increase in the Other financial components element of the tariff.

The increase is in effect from May 28, 2018 to May 27, 2019.

37.	NON-CASH TRANSACTIONS

On 2018 and 2017, the Company and its subsidiaries had the following transactions not involving cash, which are not reflected in the Cash flow statements:

◾	Capitalized borrowing costs in 2018: R$30,801 (R$70,913 in 2017).

◾	Except for the balance of cash and equivalents received in the absorption of CemigTelecom, in the amount of R$428, the other balances included have no effect on the Company’s cash flow.

◾

Except for the cash arising from the acquisition of the subsidiaries Parajuru and Volta do Rio, in the amount of R$4,144, and the payment of R$5,218, this business combination did not generate effects in the Company’s cash flow.

◾

Except for the consideration paid for acquisition of an additional equity interest in RME and control of Light, in the amount of R$103,788, and the cash arising from RME, of R$65,843, this business combination did not generate effects in the Company’s cash flow.

38.	SUBSEQUENT EVENTS

Acquisition of equity interest in Centroeste

On January 15, 2019 the Company became aware of the ratification by Centrais Elétricas Brasileiras S.A. (‘Eletrobras’) of the result of Eletrobras Auction 01/2018, relating to the exercise by Cemig of its first refusal right to acquire an equity interest in Companhia de Transmissão Centroeste de Minas Gerais S.A. (‘Centroeste’), as mentioned in Note 17.

Extension of, and renewed, debt recognition agreements with related parties

On February 20, 2019, Cemig GT and Renova signed the first amendment to Debt Recognition Agreement (‘TARD’) 01/2018, and the eighth amendment to TARD 047/2016, postponing the due dates of payments by Renova until July 9, 2019, with financial adjustment at 155% of the CDI rate from the original maturity date until actual settlement.

On the same day new debt recognition agreements were signed, for recognition of debts contracted by Renova in the total amount of R$139,483, with settlement to be made by July 9, 2019, with financial updating at 155% of the CPI rate.

Negotiations on Alto Sertão III – Renova

On March 21, 2019 the Board of Directors decided to accept a new binding proposal presented by AES Tietê Energia S.A., for acquisition of all the shares in the special-purpose companies comprising the Alto Sertão III wind farm complex belonging to Renova. The transaction is still subject to satisfactory negotiation of the definitive documents between the parties involved, which are to include compliance with conditions precedent, and the necessary approvals for completion.

Signature of contract to acquire interest in Renova, and public offer for shares

On March 21, 2019 a share purchase agreement was signed for acquisition by Cemig GT and Light Energia S.A. (‘Light Energia’) of up to 7,282,036 shares in Renova owned by CGI funded investments in parts but signs (‘CG I’) and certain parties related to that Fund. The shares to be acquired from CGI include the shares currently bound by the Stockholders’ Agreement of Renova, signed on December 19, 2014.

The shares in CG I will be acquired in the proportion of 67.85% by Cemig GT and 32.15% by Light Energia and, in consideration CG I will receive securities issued by Light Energia and by Cemig GT in the same proportion, corresponding to nominal value of R$14.68 per share in Renova, common or preferred, which will be subject to adjustments arising, among other matters, from the following: (i) the costs incurred for regularization of land ownership of Renova; and (ii) existence of certain contingencies up to the date of closing of the transaction.

The Agreement also provides that certain common shares owned by CG I shall be converted into preferred shares, enabling Cemig GT to form “Units” in Renova in the terms specified in Article 54 of the by-laws of Renova. As a result, after the closing, Cemig GT will be owner of 50% or less of the common shares in Renova. Under the Agreement, Cemig GT and Light Energia must notify BNDES Participações S.A. (BNDESPar) for it to state its position on exercise (or not) of its right to joint sale (‘tag-along’ right), as specified in the stockholders’ agreement signed on November 6, 2012.

The closing of the acquisition of shares is subject to compliance with the conditions that are usual in this type of transaction, and to completion of the acts of financial restructuring of Renova.

Also, the Board of Directors of Cemig GT have approved, subject to the closing of the share acquisition, a Public Offering to Acquire Shares in Renova, to be made by Cemig GT and Light Energia, on a date to be announced, in which the stockholders of Renova will be offered equal treatment to that being offered to CG I.

Renova – debt restructuring

On March 21, 2019, the Board of Directors of Cemig GT decided on re-profiling of the debts of Renova with related parties: R$768 million owed to Cemig GT, and R$253 million owed to Light Comercializadora de Energia S.A. (‘LightCom’) on base dates March 2019; and the debts to Citibank and BTG Pactual, of approximately R$176 million and R$179 million, respectively.

The re-profiled debts will have maturity of six years, grace period of one year and interest at 155% of the CDI rate, with asset and/or surety guarantees.

These transactions are still subject to satisfactory negotiation of the definitive documents between the parties involved.

Light – Extension of loan with Citibank

On February 1, 2019 the transaction between the affiliated company Light Sesa and Citibank under Resolution 4131, for R$657,342, was refinanced. The new transaction has a grace period of one year for the principal, half-yearly amortization, quarterly interest payments, and maturity in August 2022. A swap transaction was contracted on 100% of the principal, interest and tax at a cost of CGI +2.20% p.a.

Light – funding raised for 2017-18 capex

On February 26, 2019, the subsidiary Light Sesa received R$200,000, the first release of funds under the contract with the BNDES for financing of capex for 2017–18. The cost of the transaction is TLP +3.16% p.a., with maturity at seven years and monthly amortization.

Light – Tariff adjustment, and Extraordinary Tariff Review

On March 12, 2019 Aneel approved the process of adjustment of the tariffs of the subsidiary Light Sesa. The result provides an average increase in the tariff to the customer of 11.12%, and covers all the customer categories (residential, industrial, commercial, rural and Others). The percentage adjustment has the following components: (1) structural, which becomes a part of the tariff, of 6.07%, made up of the non-manageable costs (‘Portion A’) and manageable costs (‘Portion B’); and (2) financial, applying exclusively to the next 12 months, and withdrawn from the financial components of the prior process, comprising 5.06%. The new tariffs come into effect on March 15, 2019. In a public meeting held on March 26, 2019, Aneel approved an extraordinary tariff review for the subsidiary Light Sesa, considering solely the incorporation of a negative financial item to reflect the early settlement of the amortization of the lending contracted with the Wholesale Power Exchange (ECE) in management of the Regulated Market Account (the ÁCR Account’), under Normative Resolution 612 of 2014. The average effect for customers will be a reduction of 2.30%, coming into effect on April 1, 2019.

* * * * * * * * * * * *

(The original is signed by the following signatories:)

Cledorvino Belini	Dimas Costa	Maurício Fernandes Leonardo Júnior
Chief Executive Officer	Chief Trading Officer	Chief Finance and Investor Relations Officer
Ronaldo Gomes de Abreu		Daniel Faria Costa
Interim Chief Generation and Transmission Officer		Chief Officer for Management of Holdings
Ronaldo Gomes de Abreu		Ronaldo Gomes de Abreu
Director without portfolio		Chief Corporate Management Officer, interim, jointly with other duties
Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53,140		Accounting Manager Accountant – CRC-MG 85.260

A free translation from Portuguese into English of Independent Auditor’s Report on Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders and Management of:

Companhia Energética de Minas Gerais—CEMIG

Belo Horizonte—MG

Opinion

We have audited the individual and consolidated financial statements of Companhia Energética de Minas Gerais—CEMIG (the “Company”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2018, and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Energética de Minas Gerais—CEMIG as at December 31, 2018, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

Risks related to compliance with laws and regulations

As mentioned in Note 17 to the financial statements, currently investigations and other legal measures are being conducted by public authorities in connection with Company and certain investees regarding certain expenditures and their allocations, which involve and also include some of their other shareholders and certain executives of these other shareholders. The governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these certain investments and to ascertain such claims. At this point, it is not possible to forecast future developments arising from these internal investigation procedures and conducted by the public authorities, nor their possible effects on the Company and its subsidiaries’ financial statements. Our opinion is not modified in respect of this matter.

Risk regarding the ability of the jointly-controlled investee Renova Energia S.A. to continue as a going concern

As disclosed in Note 17 to the financial statements, the jointly-controlled investee Renova Energia S.A. has incurred recurring losses and, as at December 31, 2018, has negative net working capital, equity deficit and negative gross margin. These events or conditions in connection with other matters disclosed in Note 17 indicate the existence of relevant uncertainty that may raise significant doubt about the ability of this jointly-controlled investee to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Service concession’s infrastructure and financial assets

As disclosed in Notes 15, 16 and 19 to the financial statements, as at December 31, 2018, the subsidiaries Cemig Distribuição S.A., Companhia de Gás de Minas Gerais and Cemig Geração e Transmissão S.A. have concession’s financial, contract and intangible assets totaling R$4,917,189 thousand, R$1,728,947 thousand and R$10,777,191 thousand, respectively, representing the service concession’s infrastructure.

The amount of investments in infrastructure for concession services is an essential part of the methodology applied by the granting authority to define the tariff to be charged by the energy and gas distributors to final consumers, as well as to define the Permitted Annual Revenue (RAP) of the transmission companies, under the terms of the Concession Agreement. Definition of which costs are eligible and that should be capitalized as infrastructure cost is subject to Management’s judgment. During 2018, the subsidiaries recognized investments in the infrastructure assets of energy and gas distribution and transmission service concessions in the total amount of R$ 926,908 thousand.

Additionally, determination of costs that qualify as concession infrastructure investment also has direct impact on evaluation of concession financial assets of the energy generation and distribution concessions, which represents the amounts invested by the subsidiaries that will not be or have not been fully amortized by the end of the concession term, and consequently will be indemnified by the granting authority.

Our audit focused on this matter due to the specific aspects of the capitalization process, the subsequent evaluation of infrastructure costs, in addition to the relevance of amounts involved.

How our audit addressed this matter

Our audit procedures involved, but were not limited to, evaluating the design and operational effectiveness of the subsidiaries’ internal controls over accounting for infrastructure investments, including the allocation of indirect costs, policies defined by the Company and its subsidiaries for such accounting and its applicability to accounting standards in force, and comparison of costs with historical data and observable industry standards.

As part of our procedures, we also recalculated the financial assets recorded by the subsidiaries, and compared the calculation-related inputs with external market information and criteria established by the granting authority, in addition to evaluating the changes in the last tariff revisions. In addition, we assessed the adequacy of the Company’s and its subsidiaries’ disclosures on this matter.

Based on the results of the audit procedures performed, which are consistent with management’s assessment, we considered the estimates prepared by management to be acceptable, as well as the related disclosures in Notes 15, 16 and 19 in the context of the financial statements taken as a whole.

Impairment of investments in associates and joint ventures

As disclosed in Note 17 to the financial statements, as at December 31, 2018, the Company and its subsidiaries has equity method investments in the amount R$5,234,578 thousand and determine annually, or whenever applicable, the need to recognize any additional impairment loss on the Company’s total net investment in the investees. In 2018, as result of this analysis, the Company and its subsidiaries believed that there was indication of impairment of its direct and indirect investments in Madeira Energia S.A., Norte Energia S.A., Renova Energia S.A. and Light S.A. and consequently, proceeded with the analysis and determination of its recoverable value, recognizing eventual losses, when applicable.

This matter was considered significant for our audit, considering the relevance of Company’s and its subsidiaries’ assets account balances, specially related to investments accounted for under the equity method, subjectivity of Management’s fair value estimates and to the existence of certain specific circumstances relating to some investees and joint ventures’ delayed operation start-up and going concern.

How our audit addressed this matter

Our audit procedures included, but were not limited to (i) reviewing internal and external information that could indicate a significant impairment of investments accounted for under the equity method, such as the history of dividends received and the change in the value of publicly-traded shares (if applicable); (ii) reviewing the process, controls and assumptions adopted by Management to identify impairment indications and to estimate their net recoverable value, as applicable; (iii) involving of our valuation specialists on the analysis of the assumptions and determination of the assets’ recoverable value, as applicable; and (iv) involving experienced audit professionals to define the testing strategy, to review the audit supporting documentation, and to oversee the audit procedures performed. In addition, we assessed the adequacy of the Company’s disclosures on this matter.

Based on the results of the audit procedures performed on the investments in associates and joint ventures account balances, which are consistent with management’s assessment, we considered that the criteria and assumptions relating to the impairment of investments adopted by Management, as well as the related disclosures in Note 17, are appropriate in the context of the financial statements taken as a whole.

Business combination and accounting classification of the investment in Light S.A.

As disclosed in Notes 17.1 and 33 to the financial statements, on November 30, 2018, the Company acquired control of Light S.A. and of other jointly controlled entities that operate in the same business segment as Company’s main subsidiaries, and classified these investments as non-current assets held for sale.

These transactions were accounted for using the acquisition method (CPC 15 (R1) / IFRS 3—Business Combinations), which requires, among other procedures, that the Company determine: the effective control acquisition date, the fair value of the consideration transferred, the fair value of assets acquired and liabilities assumed, and the calculation of gains (losses) from the business combination. These procedures involve a high level of judgment and the need to develop fair value estimates based on calculations and assumptions related to the future performance of the businesses acquired, which are subject to a high level of uncertainty. Given the related high level of judgment and the impact that any changes to assumptions could have on the financial statements, this was considered a key audit matter.

The classification as non-current assets as held for sale (CPC 31/IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations) was considered a key audit matter in view of the materiality of the balances of these subsidiaries and the analysis of compliance with all classification criteria established by the pronouncement regarding accounting for non-current assets held for sale, presentation and disclosure of discontinued operations.

How our audit addressed this matter

Our audit procedures included, but were not limited to: (i) reading of the documents that stablished the transaction, including the control acquisition date of the acquirees, and determination of the fair value of the consideration transferred; (ii) analysis of the financial information of the acquirees and discussion with management about the consistency of accounting practices and estimates, in addition to understanding of the flow of significant transactions and examination of the significant accounting balances of the acquirees; (iii) evaluation of the objectivity, independence and technical capacity of the external experts involved in the determination of the fair value of assets acquired and liabilities assumed; (iv) with the assistance of our specialists in valuation models, we analyzed the assumptions and methodology used by the Company related to fair value measurement and allocations, on the acquisition date, of assets acquired and liabilities assumed; (v) analysis of evidence that the appropriate hierarchical level of management is committed and initiated an active programme to locate a buyer and complete the asset’s sales plan, having placed the asset for sale at a price that is reasonable in relation to its current fair value , and also considering that the sale will be completed within one year; and (vi) involvement of experienced audit professionals to define the testing strategy, to review the audit supporting documentation, and to oversee the audit procedures performed. In addition, we assessed the adequacy of the Company’s disclosures on this matter.

Based on the result of the audit procedures performed on the recognition of the accounting effects of business combinations and the subsequent classification of these assets as held for sale and their respective disclosures, which is consistent with management’s assessment, we considered that the criteria and assumptions applied to the business combinations and classification of assets by management, as well as the respective disclosures in Notes 17 and 33, are appropriate in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2018, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by CPC 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•

Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Belo Horizonte, March 29, 2019.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva

Accountant CRC-1BA022650/O-0

OPINION OF THE AUDIT BOARD

OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais (Cemig), undersigned, in performance of their function under the law and the Company’s by-laws, have examined the financial statements for the business year ended December 31, 2018 and the related complementary documents, approved by the Company’s Board of Directors, on March 28, 2019. After verifying these documents, and considering the examinations carried out by this Board and the explanations provided by the Company’s Management in relation to acts of management and the related records in the 2018 financial year, and also based on the unqualified Opinion of Ernst & Young Auditores Independentes (EY) issued on March 29, 2019, hereby express the following favorable opinion, namely that these statements are adequately presented in all material aspects, and thus merit approval by the stockholders in the Annual General Meeting to be held in 2019.

Belo Horizonte, March 29, 2019.

(Signed by:)

José Afonso Bicalho Beltrão da Silva

Camila Nunes da Cunha Pereira Paulino

Claudio Morais Machado Marco

Antônio de Rezende Teixeira

Rodrigo de Mesquita Pereira

DIRECTORS’ STATEMENT OF REVIEW OF THE FINANCIAL STATEMENTS

STATEMENT

We hereby state, for the due purposes, under the responsibility of our positions, that in the 3073th meeting of the Executive Board of Companhia Energética de Minas Gerais (Cemig), held on March 26, 2019, we approved the conclusion, on that date, of the Company’s financial statements for the business year 2018; and also submission to the Board of Directors, for decision and submission to the Annual General Meeting, of the Report of Management, the Financial Statements for 2018 and the related complementary documents. In relation to those documents, we declare that we have reviewed, discussed and agree with the said Financial Statements.

Belo Horizonte, March 26, 2019.

(Signed by:)

Cledorvino Belini—Chief Executive Officer

Daniel Faria Costa—Chief Officer for Management of Holdings

Dimas Costa—Chief Trading Officer

Maurício Fernandes Leonardo Júnior—Chief Finance and Investor Relations Officer

Ronaldo Gomes de Abreu—Director without Portfolio; interim Chief Corporate Management Officer and Chief Generation and Transmission Officer

DIRECTORS’ STATEMENT OF REVIEW OF THE REPORT BY THE EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS

STATEMENT

We hereby state, for the due purposes, under the responsibility of our positions, that at the 3073th meeting of the Executive Board of Companhia Energética de Minas Gerais (Cemig), held on March 26, 2019, we approved the conclusion, on that date, of the Company’s financial statements for the business year 2018; and also submission to the Board of Directors, for decision and submission to the Annual General Meeting, of the Report of Management, the Financial Statements for 2018 and the related complementary documents. In relation to those documents, we declare that we have reviewed, discussed and agree with the opinions expressed by the representatives of the Independent External Auditors.

Belo Horizonte, March 26, 2019.

(Signed by:)

Cledorvino Belini—Chief Executive Officer

Daniel Faria Costa—Chief Officer for Management of Holdings

Dimas Costa—Chief Trading Officer

Maurício Fernandes Leonardo Júnior—Chief Finance and Investor Relations Officer

Ronaldo Gomes de Abreu—Director without Portfolio; interim Chief Corporate Management Officer and Chief Generation and Transmission Officer

REPORT OF THE AUDIT COMMITTEE

SUMMARY OF THE REPORT OF THE AUDIT COMMITTEE

INTRODUCTION

The purpose of the Audit Committee, a statutory body of Companhia Energética de Minas Gerais (‘Cemig’), Cemig Distribuição S.A. (‘Cemig D’), Cemig Geração e Transmissão S.A. (‘Cemig GT’) and their related subsidiaries, is to advise the Board of Directors on the exercise of its functions of audit and inspection, and, among other duties specified in its Internal Regulations, evaluate and state opinions on: the quality and integrity of the accounting statements; adherence to the rules of law, the bylaws and regulations; and the effectiveness of the systems of internal control, and of independent and external auditing. The assessments made by the Committee are based (i) on information received from Management, from the external auditors, from internal audits, and from those responsible for management of risk and internal controls; and (ii) on its own analyses arising from direct observation. It is a function of the Committee, with the technical and operational support of the Company’s Compliance area, to carry out analysis of the appropriateness of nominations to the post of Manager or member of the Audit Board by carrying out background checks of integrity and compliance.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee comprises: Mr. José Pais Rangel, who is a member of the Board of Directors and is Coordinator of the Committee; and the committee members Mr. Gilberto José Cardoso and Mr. Pedro Carlos de Mello.

The Committee was elected by the Board of Directors in an Extraordinary Meeting held on June 11, 2018, in compliance with a change in the bylaws.

ACTIVITIES CARRIED OUT IN THE SCOPE OF ITS DUTIES IN SECOND HALF 2018

In the second half of 2018 the Committee met 18 times. At the beginning of the first half of 2019 it has met 12 times. It has taken part in meetings of the Board of Directors three times. Four meetings were held jointly with the Audit Board in the second half of 2018, and one so far in the first half of 2019. The Committee has maintained permanent contact with the managers of the various areas of the Company, aiming to accompany the work carried out, and obtain input information on which to base its assessments. Six meetings were held with participation by the external auditors, Ernst and Young Auditores Independentes, to become aware of methodology, planning and results of the work, with a view to preparation of the Financial Statements at June 30, 2018, and December, 31, 2018. The Committee met with members of the Executive Board of the Company to deal with subjects related to general aspects of the management of the institution, in particular those relating to accounting, internal controls, internal auditing, management of capital, financial management and management of risks. The Committee has presented recommendations for enhancement of processes, and accompanied the implementations of improvements that it has recommended, and also recommendations in relation to internal and external audits, indicated in the course of its work. The Committee has maintained regular contacts with the Company’s Board of Directors, and has also issued opinions of aspects related to its duties under regulations, and provided information to that Board on its activities.

THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

The work carried out by the Office of the General Manager for Compliance and Corporate Risk Management (GC) was the subject of accompaniment by the Committee. The Audit Committee considers that the activity of the Company’s management in ensuring the effectiveness of the institution’s systems of internal controls and risk management is positive (although in its opinion some points require more attention).

INTERNAL AUDITING

Several meetings have been held with the General Manager and the Managers of Internal Auditing (AI), with a view to accompanying the work carried out by these units. The Committee has made an assessment of the scope and quality of the audits carried out, and the level of independence of the area – assessing it to be positive. In the work carried out by internal auditing, no failures to comply with the legislation in effect and/or the internal rules were found of which the degree of severity could put the solidity and continuity of the Company at risk.

EXTERNAL AUDITING

The Committee met with the external auditors, Ernst and Young Auditores Independentes S.S., to ascertain the principal events in the works carried out in the preparation of the financial statements for 2018, and in their assessment of the Company’s present internal controls. The Committee considers the work carried out to be satisfactory, and has not identified any situations that could affect the objectivity and independence of the external auditors.

THE FINANCIAL STATEMENTS

The Committee has accompanied the process of preparation of the financial statements for 2018, examining trial balances, balance sheets and explanatory notes, and has considered the financial statements, the Report of Management, the Report of the External Auditors and other documents destined for publication. It has taken cognizance of the accounting practices used in the preparation of the financial statements, which are aligned with the fundamental principles of accounting and with Brazilian corporate legislation, and which adequately portray the institution’s equity situation.

CONCLUSION

By the closing date of this report the Audit Committee had not received any reports of any accusation of non-compliance with rules, or absence of controls, or any act or omission by the Company’s Management, that might indicate the existence of fraud, failings or errors that might put at risk the continuity of the institution or the fidelity of its accounting statements. Based on the considerations above, the Audit Committee, having duly weighed and considered its responsibilities and the natural limitations arising from the scope of its activity, recommends to the Board of Directors that the Financial Statements of Cemig, Cemig D and Cemig GT for 2018 should be approved.

Belo Horizonte, March 28, 2019

The Audit Committee

JOSÉ PAIS RANGEL – Coordinator

PEDRO CARLOS DE MELLO – Member

GILBERTO JOSÉ CARDOSO – Member

15. MATERIAL ANNOUNCEMENT DATED JULY 17, 2019: LIGHT’S SETTLEMENT OF PRIMARY AND SECONDARY COMMON SHARE OFFERINGS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Light S.A. – Settlement of

primary and secondary common share offerings

In accordance with CVM Instruction 358/2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Complementing the Material Announcements published on July 1 and 11, 2019, Cemig’s affiliated company Light S.A. (‘Light’) published a Market Notice on today’s date with the following content:

“

LIGHT S.A. (LIGT3) (“Company” or “Light”), following the information disclosed in the material facts disclosed on July 1 and July 11, 2019, hereby informs its shareholders and the market in general of the closing of the primary and secondary public offering of common, nominative and book-entry shares issued by the Company, with no par value, free and unencumbered of any charges or liens (“Shares”), pursuant to the procedures of the Brazilian Securities Commission (“CVM”) Instruction No. 476, of January 16, 2009, as amended (“CVM Instruction 476” and “Offering”, respectively).

In the context of the Offering, there were (i) 100,000,000 (one hundred million) newly issued Shares of the Company (“Primary Offering”), following an increase in the Company’s capital stock, and (ii) 33,333,333 (thirty-three million, three hundred thirty-three thousand, three hundred thirty-three) Shares issued by the Company and held by Companhia Energética de Minas Gerais (considering the placement of the total amount of additional shares, pursuant to CVM Instruction 476) (“Selling Shareholder” e “Secondary Offering”, respectively), at a price per Share of R$18.75.

…

For more information on the Notice of Closing of the Offering, prepared in compliance with Annex 8 of CVM Instruction 476, see the closing form disclosed through the “Public Offerings with Restricted Efforts” on the CVM website (http://www.cvm.gov.br).”

The full text of this Notice to the Market is available on Light’s website: www.ri.light.com.br

After the settlement of the Offering, Cemig owns 22.6% of Light’s capital.

This transaction is part of the execution of Cemig’s Disinvestment Program, as per announcements and information already widely published.

Cemig will keep its stockholders and the market informed on news relating to this subject, in accordance with the applicable regulations.

This Material Announcement is for merely informative purposes, and should not under any circumstances be interpreted as an investment recommendation or as an offer for acquisition of any securities of Light, including the Shares.

Belo Horizonte, July 17, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MATERIAL ANNOUNCEMENT DATED JULY 22, 2019: SEVENTH DEBENTURE ISSUE OF CEMIG D CONCLUDED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Seventh Debenture Issue of Cemig D

In compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

As per the Notice of Completion of Offering, published today, Cemig’s wholly-owned subsidiary Cemig Distribuição S.A. (‘Cemig D’) has concluded its Seventh Issue of Non-convertible Debentures for a total of R$ 3.66 billion, in two series.

The First Series, with maturity at five years, is for a total of R$ 2.16 billion, paying remuneratory interest at 0.454% p.a. above the CDI Rate.

The Second Series, with maturity at seven years, is for R$ 1.5 billion, with payment subject to inflation correction by the IPCA inflation index plus remuneratory interest of 4.10% p.a.

In aggregate, the issue has an estimated average cost equivalent to 108.61% of the CDI Rate.

The funds now become part of the cash position of Cemig D, representing a component in the Company’s management of debt.

They enable a group of debts in the same total amount but at a higher cost (equivalent to 144.13% of the CDI Rate), with maturities concentrated in a time horizon of three years, to be replaced by debt with lower cost, and amortizations diluted over the next seven years.

The transaction increases the average tenor of Cemig D’s total debt from 2.9 years to 5.1 years.

Belo Horizonte, July 22, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. MARKET NOTICE DATED JULY 24, 2019: PRE-PAYMENT OF DEBT BY CEMIG D AND CEMIG GT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Pre-payment of debt: Cemig D and Cemig GT

In compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On today’s date, Cemig’s wholly-owned subsidiaries Cemig Distribuição S.A. (‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig GT’) realized early repayment of debt as part of the execution of their debt management.

Cemig D prepaid the entire balance on:

—	its 9th Issue of Promissory Notes, with final maturity in October 2019;

—	its 6th Issue of non-convertible Debentures, with final maturity in June 2020;

—	its 5th Issue of non-convertible Debentures, with final maturity in June 2022;

—	and Bank Credit Notes with final maturities in June 2022.

These prepayments, totaling R$ 3.644 billion in principal, interest and charges, were paid with the proceeds of Cemig D’s 7th Issue of non-convertible debentures.

Cemig GT realized an extraordinary amortization, in the amount of R$ 125 million, of its 7th Issue of non-convertible Debentures, with final maturity in December 2021.

Belo Horizonte, July 24, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MARKET NOTICE DATED JULY 25, 2019: 2ND PHASE OF BRAZILIAN POLICE OPERATION “GONE WITH THE WIND”

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

2nd phase of Brazilian police Operation “Gone With The Wind”

Cemig (Companhia Energética de Minas Gerais – listed and traded on the stock exchanges of São Paulo, New York and Madrid), hereby informs the public, the Brazilian Securities Commission (CVM) and the São Paulo stock exchange (B3) as follows:

This morning (July 25) the Brazilian Federal Police executed actions in the Second Phase of their Investigation “Operation Gone with the Wind”.

Since this investigation began Cemig has acted in total collaboration with the authorities and also has an interest in these investigations being concluded rapidly.

Cemig reaffirms its commitment to transparency; and will keep the market and the public informed on developments relating to this investigation of events which took place in the past.

Belo Horizonte, July 25, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.